Exhibit 99.1
Kingsoft Cloud Holdings Limited Makes Supplemental and Updated Disclosures
Kingsoft Cloud Holdings Limited (the “Company” or “we”) has published a listing document (the “Listing Document”) in connection with a proposed dual primary listing (the “Proposed Listing”) of its ordinary shares (the “Shares”), with a par value of US$0.001 each, on the Main Board of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) by way of introduction.
The Listing Document contains new and supplemental descriptions of certain aspects of the Company’s business and financial information as required by the Hong Kong Stock Exchange Listing Rules, updated disclosures of certain information previously disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2021 (the “2021 Form 20-F”). This Supplemental and Updated Disclosures exhibit sets forth such new, supplemental, and updated information and disclosures as described below and is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333- 260181) filed with the SEC on October 12, 2021. The disclosures herein supplement, and should be read in conjunction with, the disclosures in the 2021 Form 20-F, other disclosures furnished on Form 6-K, and other disclosures in documents or reports filed with or furnished to the United States Securities and Exchange Commission. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Listing Document. Unless otherwise stated, (i) all translations of financial data for the six months ended June 30, 2022 and as of June 30, 2022 in Renminbi into U.S. dollars and from U.S. dollars into Renminbi were made at the noon buying rate of RMB6.6981 per US$1.00 on June 30, 2022 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York, and (ii) all translations of financial data for the year ended December 31, 2021 and as of December 31, 2021 in Renminbi into U.S. dollars and from U.S. dollars into Renminbi were made at the noon buying rate of RMB6.3726 per US$1.00 on December 31, 2021 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. All translations of financial data as of and for the three months ended September 30, 2022 and as of September 30, 2022 from Renminbi into U.S. dollars were made at the rate of RMB7.1135 to US$1.00, the exchange rate on September 30, 2022 set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve Board.
There is no assurance as to if or when the Proposed Listing will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation, or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

FORWARD-LOOKING STATEMENTS
This exhibit contains statements that constitute forward-looking statements. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.
These forward-looking statements include, but are not limited to, statements about our goals and growth strategies, our future business development, results of operations and financial condition, relevant government policies and regulations relating to our business and industry, general economic and business conditions in China, and assumptions underlying or related to any of the foregoing.
Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our future business development, financial condition and results of operations; our business strategies and plans to carry out these strategies; future developments, trends and conditions in the industry and markets in which we operate or into which we intend to expand; our ability to identify and satisfy user demands and preferences; our ability to maintain good relationships with our customers and other business partners; general economic, political and business conditions in the industries and markets in which we operate; any changes in the laws, rules and regulations of the central and local governments in China and other relevant jurisdictions and the rules, regulations and policies of the relevant governmental authorities relating to all aspects of our business and our business plans; the actions and developments of our competitors; China’s political or social conditions and assumptions underlying or related to any of the foregoing; and all other risks and uncertainties described in the section headed “Risk Factors”.
Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. You should read this exhibit completely in conjunction with our annual reports on Form 20-F and other documents filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.

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The following section presents updates relating to selected information subsequent to our 2021 Form 20-F filed with the SEC on May 2, 2022, and is incorporated by reference into the registration statement on Form F-3 (File No. 333- 260181) filed with the SEC on October 12, 2021.

Operational Highlights for the Nine Months Ended September 30, 2022
The following table sets forth our key operating metrics for the period indicated.
	For the Nine Months Ended September 30
	2021*	2022
Public Cloud Services
Number of Public Cloud Service Premium Customers	217	204
– Including:
New customers acquired in the period	41	41
Existing customers	176	163
Net dollar retention rate of Public Cloud Service Premium Customers(1)	113.8%	85.4%
Average revenues per Public Cloud Service Premium Customers (RMB in million)(3)	20.8	19.4
Enterprise Cloud Services
Number of Enterprise Cloud Service Premium Customers	339	316
– Including:
New customers acquired in the period	300	277
Existing customers	39	39
Average revenues per Enterprise Cloud Services Premium Customers (RMB in million)(3)	5.2	6.3
Total
Number of Premium Customers(2)	554	515
– Including:
New customers acquired in the period	344	318
Existing customers	210	197
Average revenues per Premium Customer (RMB in million)(3)	11.4	11.5
Number of Enterprise Cloud Projects(4)	522	631

Notes:
*
Except for the purpose of calculating the number of Premium Customers as detailed in Note (2) below, revenues for the nine months ended 2021 do not include financial results of Camelot before our acquisition in September 2021.

(1)
Net dollar retention rate of Public Cloud Service Premium Customers for the nine months ended September 30, 2022 is calculated by dividing the revenues from our Public Cloud Service Premium Customers in the nine months ended September 30, 2022, by the revenues from our Public Cloud Service Premium Customers in the nine months ended September 30, 2021.

(2)
The Premium Customers for the nine months ended September 30, 2021 and 2022 refer to customers with revenue of RMB525,000 for the respective period. The number of Premium Customers for the nine months ended September 30, 2021 includes customers of Camelot with revenue of over RMB525,000 in the same period.

(3)
The average revenues per Premium Customer for an interim period are not annualized. The average revenues per Premium Customer for a given period are calculated by dividing the historical revenues from Premium Customers by the number of Premium Customers for the same period.

(4)
The increase in number of enterprise cloud projects in the nine months ended September 30, 2022 was mainly due to our acquisition of Camelot Group.

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Financial Results for the Third Quarter of 2022
Unless otherwise stated, all translations of RMB amounts into U.S. dollars in this “Financial Results for the Third Quarter of 2022” section were made at RMB7.1135 to US$1.00, the noon buying rate in effect on September 30, 2022 as certified for customs purposes by the Federal Reserve Bank of New York.
Summary Consolidated Results of Operations
The table below sets forth our summary unaudited condensed consolidated statements of profit or loss in absolute amount and percentage of the total revenues for the periods indicated, which are extracted from the Unaudited Interim Condensed Consolidated Financial Information set out in Exhibit 99.2 entitled “Kingsoft Cloud Holdings Limited Unaudited Interim Condensed Consolidated Financial Statements” to the Form 6-K dated December 23, 2022.
	For the Three Months Ended September 30
	2021		2022
	RMB		RMB	US$
	(unaudited)
	(in thousands)
Revenues:
Public cloud services	1,685,999	69.8%	1,346,038	189,223	68.4%
Enterprise cloud services	726,865	30.1%	621,975	87,436	31.6%
Others	971	0.1%	774	109	0.0%
Total revenues	2,413,835	100.0%	1,968,787	276,768	100.0%
Cost of revenues	(2,325,423)	(96.3)%	(1,846,368)	(259,558)	(93.8)%
Gross profit	88,412	3.7%	122,419	17,210	6.2%
Operating expenses:
Selling and marketing expenses	(132,202)	(5.5)%	(143,363)	(20,154)	(7.3)%
General and administrative expenses	(156,573)	(6.5)%	(235,077)	(33,047)	(11.9)%
Research and development expenses	(268,721)	(11.1)%	(248,149)	(34,884)	(12.6)%
Total operating expenses	(557,496)	(23.1)%	(626,589)	(88,085)	(31.8)%
Operating loss	(469,084)	(19.4)%	(504,170)	(70,875)	(25.6)%
Revenues
Our revenues decreased by 18.4% from RMB2,413.8 million for the third quarter of 2021 to RMB1,968.8 million (US$276.8 million) for the third quarter of 2022, which was primarily attributable to changes of revenues generated from public cloud services and enterprise cloud services over the same periods as discussed below.
Public cloud services
Our revenues generated from public cloud services decreased by 20.2% from RMB1,686.0 million for the third quarter of 2021 to RMB1,346.0 million (US$189.2 million) for the third quarter of 2022. The decrease in our revenues generated from public cloud services were primarily due to our proactive scale-down of CDN products as evidenced by the decrease of 27.6% in our gross billings of delivery products from the third quarter of 2021 to the third quarter of 2022.
Enterprise cloud services
Our revenues generated from enterprise cloud services decreased by 14.4% from RMB726.9 million in the third quarter of 2021 to RMB622.0 million (US$87.4 million) in the third quarter of 2022. The decrease was

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primarily attributable to the impact of the resurgence of COVID-19 as well as our more stringent project selection, partially offset by the consolidation of financial results of Camelot.
Cost of Revenues
Our cost of revenues decreased by 20.6% from RMB2,325.4 million in the third quarter of 2021 to RMB1,846.4 million (US$259.6 million) in the third quarter of 2022. The decrease in cost of revenues was primarily attributable to (i) a decrease of RMB432.3 million in fulfillment costs primarily as a result of (a) the decrease of revenues from Kingsoft Cloud enterprise cloud services due to negative impacts of COVID-19, and (b) the decrease of fulfillment costs as percentages of total enterprise cloud services revenue due to our strategic focus on selected high quality projects, (ii) a decrease of RMB332.6 million in IDC costs mainly due to our proactive scale-down of CDN products, and was partially offset by an increase of RMB283.1 million in solution development and services costs mainly due to the consolidation of Camelot.
Gross Profit and Gross Profit Margin
As a result of the foregoing, our gross profit significantly increased by 38.5% from RMB88.4 million in the third quarter of 2021 to RMB122.4 million (US$17.2 million) in the third quarter of 2022. Our gross profit margin increased significantly from 3.7% in the third quarter of 2021 to 6.2% in the third quarter of 2022. The significant increase was primarily attributable to our strategic focus on selected high quality projects as well as efficient cost control measures.
Research and Development Expenses
Our research and development expenses decreased by 7.7% from RMB268.7 million in the third quarter of 2021 to RMB248.1 million (US$34.9 million) in the third quarter of 2022.
Selling and Marketing Expenses
Our selling and marketing expenses increased by 8.5% from RMB132.2 million in the third quarter of 2021 to RMB143.4 million (US$20.2 million) in the third quarter of 2022.
General and Administrative Expenses
Our general and administrative expenses increased from RMB156.6 million in the third quarter of 2021 to RMB235.1 million (US$33.0 million) in the third quarter of 2022, primarily attributable to an increase in credit losses primarily for accounts receivable and contract assets from RMB28.3 million to RMB98.4 million (US$13.8 million) mainly because we made provisions on accounts receivable that may have recoverability issues. These provisions were mainly made for individually impaired amounts receivable and contract assets that are related to specific customers with known collectivity issues, mostly customers whose cash flows were severely affected by the resurgence of COVID-19 and the associated restrictive measures and slowdown of macroeconomics. For details of the recoverability of our accounts receivables and our relevant management policies, see “Financial Information — Discussion of Selected Items From the Consolidated Balance Sheets — Accounts Receivable, Net of Allowance.”
Operating Loss
As a result of the foregoing, our operating loss increased by 7.5% from RMB469.1 million in the third quarter of 2021 to RMB504.2 million (US$70.9 million) in the third quarter of 2022. Our operating loss margin increased from 19.4% in the third quarter of 2021 to 25.6% in the third quarter of 2022.
Net Current Assets and Liabilities
We recorded net current assets of RMB2,837.6 million (US$398.9 million) as of September 30, 2022. The table below sets forth our current assets and current liabilities as of the dates indicated, and the financial

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results as of June 30, 2022 and September 30, 2022 are extracted from the Unaudited Interim Condensed Consolidated Financial Information set out in Exhibit 99.1 and Exhibit 99.2 each entitled “Kingsoft Cloud Holdings Limited Unaudited Interim Condensed Consolidated Financial Statements” to the Form 6-K dated December 23, 2022.
	As of June 30, 2022	As of September 30, 2022
	RMB	RMB	US$
	(unaudited)	(unaudited)
	(in thousands)
Current assets:
Cash and cash equivalents	2,732,331	3,163,210	444,677
Restricted cash	44,439	43,144	6,065
Accounts receivable, net	2,872,904	2,566,969	360,859
Short-term investments	2,619,701	2,165,674	304,446
Prepayments and other assets	1,694,048	1,734,108	243,779
Amounts due from related parties	357,853	365,853	51,431
Total current assets	10,321,276	10,038,958	1,411,257
Current liabilities:
Short-term bank loans	1,266,270	1,041,045	146,348
Accounts payable	2,409,134	2,454,610	345,064
Accrued expenses and other current liabilities	2,748,407	2,708,447	380,748
Income tax payable	43,163	40,926	5,753
Amounts due to related parties	826,042	851,851	119,751
Current operating lease liabilities	100,620	104,528	14,694
Total current liabilities	7,393,636	7,201,407	1,012,358
Total Net Current Assets	2,927,640	2,837,551	398,899
Cash Flows and Working Capital
In the third quarter of 2022, we generated net cash of RMB100.9 million from operating activities, representing a significant increase from RMB13.9 million in the third quarter of 2021, primarily because of improvement of accounts receivable recoveries and accounts payables. Our recoveries of accounts receivable improved significantly, as demonstrated by (i) the RMB210.4 million decrease of accounts receivable in the third quarter of 2022, and (ii) other than Camelot Group, cash payments from Kingsoft Cloud’s customers amounting to RMB5,439 million and RMB5,355 million for the nine months ended September 30, 2021, and 2022, respectively, representing 87.8% and 123.1% of revenues for the same periods, respectively, demonstrating our improved collection of accounts receivable in 2022. The improvement was mainly due to (i) our enhanced collection efforts, such as adjusting our monthly accounts collection targets as well as promptly following up with collection of accounts receivable; and (ii) our stringent project selection favoring customers with strong liquidity position and low credit risk. In addition, our accounts payable increased by RMB7.5 million in the third quarter, primarily due to our enhanced payment management, such as adjusting our monthly payment plans and firming our payment approval process.
In the third quarter of 2022, we generated net cash of RMB323.8 million from investing activities, representing a significant increase from RMB99.4 million in the third quarter of 2021, primarily attributable to proceeds from maturities of short-term investments, partially offset by purchases of short-term investments and purchases of property and equipment.

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In the third quarter of 2022, we used net cash of RMB130.7 million in financing activities, compared with net cash of RMB526.2 million generated from financing activities in the third quarter of 2021, primarily attributable to our repayment of short-term bank loans and loans due to related parties, partially offset by proceeds from short-term bank loans and loans due to related parties.
As of September 30, 2022, we had RMB5,328.9 million (US$749.1 million) in cash and cash equivalents and short-term investment, which included cash deposits at fixed rates.
Business Outlook
For the fourth quarter of 2022, we expect our total revenues to be between RMB2.0 billion and RMB2.2 billion. This forecast reflects our current and preliminary views on the market and operational conditions, which are subject to change.
Recent Regulatory Developments
Overseas Listing
On December 24, 2021, the CSRC published the draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (《國務院關於境內企業境外發行證券和上市的管理規定(草案徵求意見稿)》) (the “Administrative Provisions”) and the draft Administrative Measures for the Record-Filing of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (《境內企業境外發行證券和上市備案管理辦法(徵求意見稿)》) (the “Filing Measures”, together with the Administrative Provision, the “Overseas Listing Regulations”) for public comments till January 23, 2022. Pursuant to these drafts, a filing-based regulatory system will be applied to both “direct overseas offering and listing” and “indirect overseas offering and listing” of PRC domestic companies.
Our Directors are of the view that, after consulting our PRC Legal Adviser, assuming the draft Overseas Listing Regulations were adopted in the current forms, we would be able to comply with the Overseas Listing Regulations and do not foresee any material legal impediment in completing the filing procedure with the CSRC for the proposed Listing under such new rules, primarily on the basis that we are not aware of any specific circumstance of our Group which falls into the circumstances stipulated in Article 7 of the draft Administrative Provisions that prohibit a domestic company from conducting an overseas listing. We believe that the draft Overseas Listing Regulations would not have a material adverse impact on our business operations, the Contractual Arrangements or the proposed Listing.
Furthermore, in a press conference held by the NDRC on January 18, 2022, a spokesperson made it clear that Article 6 of Interpretation Notes of the Special Management Measures for the Entry of Foreign Investment (Negative List) (2021 version) (“Article 6 of the 2021 Negative List”) shall only apply to the situations where a domestic enterprise seeks a direct overseas listing. Therefore, our Directors are of the view that the requirements stipulated in Article 6 of the 2021 Negative list are currently not applicable to our proposed dual primary listing on the Stock Exchange with the VIE structure.
As of the Latest Practicable Date, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection to the Introduction from the CSRC or any other PRC regulatory agencies that have jurisdiction over our operations.
See also “Risk Factors — Risks Relating to Doing Business in China — The filing, approval or other administrative requirements of the CSRC or other PRC government authorities may be required in connection with the Introduction under PRC law.” and “Regulations — Regulations Related to Overseas Listing.”
Cybersecurity Review
On December 28, 2021, the Cyberspace Administration of China, or the CAC, together with several other governmental authorities, jointly released the Cybersecurity Review Measures (《網絡安全審查辦法》),

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which took effect on February 15, 2022. On November 14, 2021, the CAC published the Administration Regulations on Cyber Data Security (Draft for Comments) (《網絡數據安全管理條例(徵求意見稿)》) (the “Draft Administration Regulations on Cyber Data Security”). For details, see “Regulations —  Regulations Related to Cybersecurity and Data Security.” As of the date of the Listing Document, the Draft Administration Regulations on Cyber Data Security have not been formally adopted. It is uncertain when the final regulations will be issued and take effect, how they will be enacted, interpreted and implemented, and whether or to what extent they will affect us. As of the date of the Listing Document, we have not been involved in any material investigations, inquiries, or sanctions in relation to cybersecurity or data security or any cybersecurity review initiated by CAC or any other relevant PRC government authorities.
Considering that (i) the volume of personal information processed by us is far lower than the volume threshold of one million users, (ii) for operations in the PRC, we do not transfer important data and personal information overseas as we only use servers within the PRC to store data and do not allow foreign users to access data stored within the PRC, (iii) for the overseas business operation, we provide the cloud storage services for our customers in a localized approach outside the PRC, and (iv) we have not been informed, approached or designated as an operator of critical information infrastructure under the applicable PRC laws and regulations by any PRC governmental authorities as of the date of the Listing Document, we believe that no member of our Group is a critical information infrastructure operator, and the Measures for the Security Assessment of Cross-Border Data Transfer do not apply to our Group at the present stage.
Our Directors are of the view that, after consulting our PRC Legal Adviser, if the Draft Administration Regulations on Cyber Data Security were implemented in the current form, we would be able to comply with such regulations in all material respects, and such regulations would not have any material adverse effect on the Company’s business operations or the proposed Listing on the basis that: (i) we have implemented necessary measures to ensure user privacy and data security and to comply with applicable cybersecurity and data privacy laws and regulations as disclosed in “Business — Data Privacy and Security”; (ii) as of the date of the Listing Document, we have not been subject to any material investigation, inquiry, or sanction in relation to cybersecurity or data privacy or any cybersecurity review from the CAC or any other relevant PRC government authority; (iii) during the financial years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2022, or the Track Record Period, and up to the date of the Listing Document, we have not been subject to any material fines or other material penalties due to non-compliance with cybersecurity or data privacy laws or regulations; and (iv) we will closely monitor and assess further regulatory developments regarding cybersecurity and data privacy laws, including the development of cybersecurity review, and comply with the latest regulatory requirements.
See also “Risk Factors — Risks Relating to Our Business and Industry — We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with related laws and regulations regarding cybersecurity, information security, data privacy and protection could materially and adversely affect our business and results of operations” and “Regulations — Regulations Related to Cybersecurity and Data Security.”
The Holding Foreign Companies Accountable Act
In June 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with our filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021.
The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADS from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.. On December 15, 2022, the PCAOB released a statement confirming it has secured complete access to inspect and investigate registered public accounting firms

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headquartered in mainland China and Hong Kong, and it issued the 2022 HFCAA Determination Report to vacate its previous determinations to the contrary. Accordingly, our auditor is no longer identified as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. The PCAOB is continuing to demand complete access, and it will act immediately to reconsider such determinations should China obstruct, or otherwise fail to facilitate the PCAOB’s access, at any time. Therefore, there is no guarantee that our auditor would not be identified again by the PCAOB in the future as a registered public accounting firm that the PCAOB is unable to inspect or investigate completely. In such event, we would again be subject to the trading prohibition under the HFCAA if we were so identified by the SEC for three consecutive years. Based on the foregoing, we believe that being listed as an SEC-identified issuer by the SEC has no immediate impact to our business operations, our ability to maintain our listing status on the Nasdaq and pursue the proposed Listing, or the Group as a whole.
The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Risk Factors — Risks Related to Doing Business in China — Our ADSs may be delisted and our ADSs and shares prohibited from trading on a national securities exchange or through any other method that is within the jurisdiction of the SEC to regulate, including through over-the-counter trading under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
Our Directors are of the view that being identified by the SEC under the HFCAA for the first time in June 2022 currently does not have an immediate impact on our status as a company listed on the Nasdaq, the Listing and, business operations and financial performance. However, the related risks and uncertainties could cause the value of the ADSs to decline. We are closely monitoring the evolving regulatory development to ensure compliance with all applicable laws and regulations in all relevant jurisdictions, including China and the United States.

RISK FACTORS

The following section presents updates relating to selected information subsequent to our 2021 Form 20-F filed with the SEC on May 2, 2022 as well as additional new risk factors relating to the Proposed Listing, and is incorporated by reference into the registration statement on Form F-3 (File No. 333- 260181) filed with the SEC on October 12, 2021.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY
We have experienced rapid growth and expect our growth to continue, but if we fail to effectively manage our growth, then our business, results of operations and financial condition could be adversely affected.
We have experienced substantial growth in our business since inception. Our total revenues increased from RMB3,956.4 million in 2019 to RMB6,577.3 million in 2020, and further to RMB9,060.8 million (US$1,421.8 million) in 2021, and from RMB3,987.2 million for the six months ended June 30, 2021 to RMB4,080.3 million (US$609.2 million) for the six months ended June 30, 2022. This growth has placed and may continue to place significant demands on our managerial, administrative, operational, financial and other resources. Furthermore, we intend to grow by expanding our business, increasing market penetration of our existing solutions and products and developing new ones. To manage this growth, we must develop and improve our existing administrative and operational systems, our financial and management controls, and further expand, train and manage our work force. In addition, the expansion of our systems and infrastructure will require us to commit substantial financial, operational and management resources before our revenues increase and without any assurances that our revenues will increase. Moreover, continued growth could strain our ability to maintain service quality for our customers. If we fail to achieve the necessary level of efficiency as we grow, our growth rate may decline and investors’ perceptions of our business and prospects may be adversely affected and the market price of our Ordinary Shares and the ADSs could decline.
Moreover, our historical growth rates may not be indicative of our future growth or financial results. There is no assurance that we will be able to maintain our historical growth rates in future periods. Since China’s cloud service market is continuously evolving and being shaped by new technologies, our ability to continue our growth is subject to a number of uncertainties, including the overall development of China’s cloud service market and IT infrastructure.
We have a history of net loss and we may not be able to achieve or subsequently maintain profitability.
We incurred net loss of RMB1,111.2 million, RMB962.2 million and RMB1,591.8 million (US$249.8 million) in 2019, 2020 and 2021, respectively, and RMB602.8 million and RMB1,365.3 million (US$203.8 million) in the six months ended June 30, 2021 and 2022, respectively. Our net loss has resulted primarily from our cost of revenues and investments made to grow our business, such as in research and development efforts. We expect our costs and expenses to increase in absolute amounts as we continue to grow our business. Moreover, we intend to continue to invest substantially in the foreseeable future in expanding our infrastructure, improving our technologies, and offering additional solutions and products, which is expected to cause our cost of revenues and research and development expenses to increase continuously in absolute amount. If we fail to achieve economies of scale through our efforts or the economies of scale achieved fail to reduce the loss margin, our profitability may be adversely affected. These efforts may be more costly than we expect and our revenues may not increase sufficiently to offset the expenses, which may result in significantly increased operating and net loss with no assurance that we will eventually achieve our intended long-term benefits or profitability. For a detailed discussion of our plan to maintain business sustainability and achieve future profitability, see “Business — Business Sustainability and Path to Profitability.”
To support our business growth, we are continuously optimizing and expanding our infrastructure including data centers, and investing substantially in our research and development efforts, which may negatively impact our cash flow, and may not generate the results we expect to achieve.
Our technological capabilities and infrastructure are critical to our success. We have been continuously optimizing and expanding our infrastructure and investing substantially in our research and development

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efforts. Our research and development expenses increased from RMB595.2 million in 2019 to RMB775.1 million in 2020, and further to RMB1,043.8 million (US$163.8 million) in 2021. We also plan ahead and commit underlying resources including IDC costs based on our understanding in market prospects. Our IDC costs increased from RMB2,856.6 million in 2019, to RMB4,058.8 million in 2020, and further to RMB5,101.5 million (US$800.5 million) in 2021. Our capital expenditures, primarily in connection with purchases of property and equipment and intangible assets, were RMB999.7 million, RMB1,591.6 million, and RMB735.4 million (US$115.4 million) in 2019, 2020 and 2021, respectively, and RMB435.2 million and RMB1,073.2 million (US$160.2 million) in the six months ended June 30, 2021 and 2022, respectively. The industry in which we operate is subject to rapid technological changes and is evolving quickly in terms of technological innovation. We need to invest significant resources, including financial and human resources, in research and development to lead technological advances in order to make our solutions and products innovative and competitive in the market. As a result, we expect that our research and development expenses, IDC costs and capital expenditures will continue to increase. Furthermore, as development results are inherently uncertain and the fluctuations of market prices of our products are out of our control, we might encounter practical difficulties in commercializing or gaining profits from our development activities. Our significant expenditures on research and development may not generate corresponding benefits. Given the fast pace with which the technology has been and will continue to advance, we may not be able to timely upgrade our technologies in an efficient and cost-effective manner, or at all. New technologies in our industry could render our technologies, our infrastructure or solutions that we are developing or expect to develop in the future obsolete or unattractive, thereby limiting our ability to recover related development costs, which could result in a decline in our revenues, profitability and market share.
We have recorded negative cash flows from operating activities historically.
We have experienced net cash outflow from operating activities. We recorded net cash used in operating activities of RMB439.1 million, RMB290.4 million, and RMB708.9 million (US$111.2 million) in 2019, 2020 and 2021, and RMB760.8 million and RMB282.4 million (US$42.2 million) in the six months ended June 30, 2021 and 2022, respectively. The cost of continuing operations could further reduce our cash position, and an increase in our net cash outflow from operating activities could adversely affect our operations by reducing the amount of cash available to meet the capital needs for our daily operations and future business expansion.
If we fail to collect accounts receivable from our customers in a timely manner, our business operations and financial results may be materially and adversely affected.
We typically extend credit terms ranging from 30 to 180 days to our customers, resulting in accounts receivable. We cannot assure you that we are or will be able to accurately assess the creditworthiness of each customer. Furthermore, we also serve customers in certain rapidly evolving and competitive industries, some of which have also been highly regulated, and such customers’ financial soundness is subject to changes to the industry trend or relevant laws and regulations, which is beyond our control. Any change in our customers’ business and financial conditions may affect our collection of accounts receivable. Litigation may be necessary to enforce collection of accounts receivables. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of significant resources, and may have an adverse effect on our business, results of operations and financial condition. Any delay or failure in payment may adversely affect our liquidity and cash flows, which in turn cause material adverse effects on our business operations and financial results. As of December 31, 2019, 2020, 2021 and June 30, 2022, the carrying amounts of our accounts receivable were RMB1,347.5 million, RMB2,334.9 million, RMB3,571.0 million and RMB2,872.9 million, respectively. The corresponding credit loss recognized for 2019, 2020, 2021 and the six months ended June 30, 2022 were RMB61.7 million, RMB36.9 million, RMB112.0 million and RMB127.4 million, respectively.
We receive a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in usage by, one or more of our Premium Customers would result in lower revenues and could harm our business.
Our future success is dependent on establishing and maintaining successful relationships with a diverse set of customers. We currently receive a substantial portion of our revenues from a limited number of

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customers. In 2019, 2020 and 2021 and the six months ended June 30, 2022, our total revenues generated from Premium Customers accounted for 97.4%, 98.1%, 98.2% and 98.4% of our total revenues in the same periods, respectively. Revenues generated from our five largest customers in each of 2019, 2020, 2021 and the six months ended June 30, 2022 accounted for a total of 65.7%, 61.5%, 50.5% and 50.9% of our total revenues in the respective period. Our largest customer in each of 2019, 2020, 2021 and the six months ended June 30, 2022 accounted for 30.9%, 28.1%, 21.9% and 19.3% of our total revenue for the respective period. Specifically, revenue generated from Xiaomi, one of our principal shareholders, accounted for 14.4%, 10.0%, 8.5% and 11.4%, of our total revenues in 2019, 2020, 2021 and the six months ended June 30, 2022, respectively. It is likely that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues for the foreseeable future and, in some cases, the portion of our revenues attributable to one single customer may increase in the future. The loss of one or more Premium Customers or a reduction in usage by any Premium Customer would reduce our revenues. If we fail to maintain existing customers or develop relationships with new customers, our business would be harmed.
Sanctions, export controls and other economic or trade restrictions imposed on Chinese companies may affect our business, financial condition and results of operations.
The U.S. government has added many Chinese companies and institutions to the Entity List under the Export Administration Regulations, and imposed targeted economic and trade restrictions on them that, if not waived, will limit their access to U.S.-origin goods and technologies, as well as goods and technologies that contain a significant portion of U.S.-origin goods and technologies. The United States has also in certain circumstances threatened to impose further export control, sanctions, trade embargoes, additional import tariffs and other heightened regulatory requirements on China and China-based companies. These sanctions, additional tariffs and actions have raised concerns that there may be increasing regulatory challenges or enhanced restrictions against China and other China-based technology companies, including us, in a wide range of areas. In addition, a number of other countries and jurisdictions, including China and the European Union, have adopted various export control and economic or trade sanction regimes. Our services to customers on the Entity List mainly include public cloud services, server hosting services, maintenance services, and cloud management platform software, all of which either do not involve provision of any hardware or software, or only involve software domestically developed in China. Transactions with such customers accounted for less than 1% of our total revenues in each of 2019, 2020, 2021 and the first half of 2022. Based on the Company’s assessment of the nature, the transaction amount, the compliance measures of those transactions, we have not ceased our services to such customers. As advised by our legal adviser, the immediate and direct impacts on our business resulting from such actions or restrictions will not be material on the basis that (i) we do not export, re-export, or transfer any products, technology, components or software that are subject to the EAR to any entities listed on the U.S. Commerce Department’s Entity List, (ii) we are not designated on the U.S. Commerce Department’s Entity List, and (iii) the relevant transaction amounts were negligible. Nonetheless, given the important role played by Chinese high-tech companies on the Entity List in the global supply chain or in China for industries including telecommunications, information technology infrastructure, artificial intelligence and IoTs, prolonged restrictions against such companies could cause a material negative impact to all such industries, which may in turn materially and adversely affect our business, financial condition and results of operations. Similarly, we cannot predict whether the countries in which we operate or may operate in the future, could become subject to new or additional restrictions or actions imposed by the United States or other governments. Depending on the likelihood, type, effect and duration of any such restrictions or actions which may be implemented in the future, our research and development activities, financial condition and operations may be adversely affected.
In addition, each of the agreements between U.S.- and China-based companies can be terminated by either party, as applicable, under certain circumstances if necessary Chinese governmental approvals are revoked or become limited or impaired or if public law or regulatory action by the Chinese or U.S. government expressly prohibits or materially restricts the collaboration contemplated by the agreement. The risk of such an early termination event may have increased during the current environment of economic trade negotiations and tensions between the Chinese and U.S. governments.

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U.S. sanctions and trade laws and regulations are complex and likely subject to frequent changes. The interpretation and enforcement of the relevant regulations and the imposition of sanctions and other restrictions involve substantial uncertainties, which may be driven by political and/or other factors that are out of our control or heightened by U.S. national security concerns. Such potential restrictions, as well as any associated inquiries or investigations or any other government actions, may be difficult or costly to comply with and may, among other things, delay or impede the development of our technology, products and solutions, hinder the stability of our supply chain, and may result in negative publicity, require significant management time and attention and subject us to fines, penalties, orders or restrictions that we cease or modify our existing business practices, any of which may have a material and adverse effect on our business, financial condition and results of operations. For instance, media reports on alleged implementation or violation of export control, sanctions, trade embargoes or other laws and rules which could be perceived as inappropriate or controversial, by us, our customers, business partners, investees or other parties not affiliated with or controlled by us, even on matters not involving us, could nevertheless damage our reputation and lead to regulatory investigations, fines and penalties against us. Such fines and penalties may be significant, and if we were publicly named or investigated by any regulator on the basis of suspected or alleged violations of export control, sanctions, trade embargoes or other laws and rules, even in situations where the potential amount or fine involved may be relatively small, our reputation could be significantly harmed. Any of these circumstances may cause the trading prices of our Ordinary Shares and the ADSs to decline significantly, and materially reduce the value of your investment in our Ordinary Shares and the ADSs.
State-owned enterprise customers may choose to use other cloud services, such as state-backed cloud systems, and decrease their use of our products and solutions.
Some of our customers are state-owned enterprises. To our best knowledge and based on public information, our revenue from Premium Customers that are state-owned enterprises in 2019, 2020, 2021, the six months ended June 30, 2021 and the six months ended June 30, 2022 was RMB316.8 million, RMB516.5 million, RMB823.3 million, RMB335.8 million and RMB530.4 million, accounting for 8.2%, 8.0%, 9.3%, 8.4% and 13.5% of the total revenue from Premium Customers for the same periods, respectively. To our best knowledge and based on public information, our revenue from state-owned enterprises in 2019, 2020, 2021, the six months ended June 30, 2021 and the six months ended June 30, 2022 was RMB335.7 million, RMB617.5 million, RMB864.2 million, RMB347.6 million and RMB598.2 million, accounting for 8.5%, 9.4%, 9.5%, 8.7% and 14.7% of the total revenue for the same periods, respectively. State-owned enterprises may migrate their data to state-backed cloud systems instead of ours or choose to other cloud service providers for commercial, compliance or other reasons. Additionally, we may face intense competition and pricing pressure in the open tendering processes that are common in state-owned enterprises’ procurement process, which may sometimes be costly.
We require a significant amount of capital to fund our operations and respond to business opportunities. If we cannot obtain sufficient capital on acceptable terms, or at all, our business, financial condition and results of operations may be materially and adversely affected.
We make investments from time to time in product development, technologies, branding, sales and marketing to remain competitive. During the Track Record Period, our principal sources of liquidity included bank loans, loans from related parties and the proceeds received from the issuance and sale of our shares. Our ability to obtain additional financing in the future is subject to a number of uncertainties, including those relating to:
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our future business development, financial condition and results of operations;

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general market conditions for financing activities; and

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macro-economic and other conditions in China and elsewhere.

As of October 31, 2022, we had cash and cash equivalents and short-term investments of RMB4,767.1 million (US$652.6 million). We cannot assure you that we will be successful in our efforts to

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diversify our sources of capital and raise sufficient capital as we expect. If we cannot obtain sufficient capital, we may not be able to implement our growth strategies, and our business, financial condition and results of operations may be materially and adversely affected.
We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. In addition, due to future capital needs and other business reasons, we may need to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and finance covenants that would restrict our operations.
We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with related laws and regulations regarding cybersecurity, information security, data privacy and protection could materially and adversely affect our business and results of operations.
We operate in the regulatory environment in which the protection of cybersecurity, information security and data privacy is evolving. We are subject to numerous laws and regulations that address cybersecurity, information security, privacy and data protection in various jurisdictions. In particular, on June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law (《數據安全法》), which took effect in September 2021. The Data Security Law sets forth data security and privacy related compliance obligations of entities and individuals carrying out data related activities. The Data Security Law also introduces a data classification and layered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations if such data is tampered with, destroyed, leaked or illegally acquired or used. In addition, the Data Security Law provides a national security review procedure for data activities that may affect national security, and imposes export restrictions on certain data and information.
In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies listed in the United States. On December 28, 2021, the CAC, together with several other governmental authorities, jointly released the Cybersecurity Review Measures (《網絡安全審查辦法》), which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. In addition, network platform operators with personal information of over one million users shall be subject to cybersecurity review before listing abroad (國外上市). The competent governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. Given the Cybersecurity Review Measures came into effect recently, their interpretation, application and enforcement are subject to substantial uncertainties. On November 14, 2021, the CAC published the Administration Regulations on Cyber Data Security (Draft for Comments) (《網絡數據安全管理條例(徵求意見稿)》), which provide the circumstances under which data processors shall apply for cybersecurity review, including, among others, when (i) the data processors who process personal information of at least one million users apply for a “foreign listing”; and (ii) the data processors’ listing in Hong Kong affects or may possibly affect national security. However, as of the Latest Practicable Date, it provided no further explanation or interpretation as to how to determine what constitutes “affecting national security”. Data processors processing personal information of more than one million individuals shall also comply with the provisions for processing of important data stipulated in Draft Administration Regulations on Cyber Data Security for important data processors. Data processors dealing with important data or listing overseas should carry out an annual data security assessment by themselves or by entrusting data security service agencies, and each year before January 31, data security assessment report for the previous year shall be submitted to the districted

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city level cyberspace administration department. When data collected and generated within the PRC are provided by the data processors overseas, if such data includes important data, or if the relevant data processor is a critical information infrastructure operator or processes personal information of more than one million individuals, the data processor shall go through the security assessment of cross-border data transfer organized by the national cyberspace administration. As of the Latest Practicable Date, the Draft Administration Regulations on Cyber Data Security had not been formally adopted. It is uncertain whether and when the final regulation will be issued and take effect, how it will be enacted, interpreted and implemented, and whether or to what extent it will affect us.
On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure (《關鍵信息基礎設施安全保護條例》), effective on September 1, 2021, which provide that a “critical information infrastructure” refers to an important network facility and information system in important industries such as public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people’s livelihood, or the public interests in the event of damage, loss of function, or data leakage. The competent governmental authorities and regulatory authorities of the aforementioned important industries will be responsible for organizing the identification of critical information infrastructures in their respective industries. The competent governmental authorities shall also notify operators who are identified as “operators of critical information infrastructure” in accordance with these provisions. According to the Regulations on Security Protection of Critical Information Infrastructure, the competent PRC government authorities of important industries and sectors are responsible for identifying critical information infrastructures in their own industries and sectors based on the identification rules and informing the operator of the critical information infrastructure if such infrastructure is identified and designated as critical information infrastructure in a timely manner. The PRC government authorities have discretion in the identification of critical information infrastructures as well as the interpretation and enforcement of these regulations.
On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law of the People’s Republic of China (《中華人民共和國個人信息保護法》), effective from November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.
In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transfer. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Data Transfer (《數據出境安全評估辦法》), which took effect on September 1, 2022. These measures require the data processor providing data overseas and falling under any of the following circumstances apply for the security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart: (i) where the data processor intends to provide important data overseas; (ii) where the critical information infrastructure operator and any data processor who has processed personal information of more than 1,000,000 individuals intend to provide personal information overseas; (iii) where any data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients accumulatively since January 1 of the last year intends to provide personal information overseas; and (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor shall focus on certain factors including, among others,

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the legitimacy, fairness and necessity of the purpose, scope and method of data cross-border transfer and the data processing of overseas recipients, the risks that the cross-border data transfer may bring to national security, public interests and the legitimate rights and interests of individuals or organizations as well as whether the cross-border data transfer related contracts or the other legally binding documents to be entered with overseas recipients have fully included the data security protection responsibilities and obligations. Given that the above measures were recently promulgated, their interpretation, application and enforcement and how they will affect our business operation are subject to substantial uncertainties, See “Regulations —  Regulations Related to Cybersecurity and Data Security” and “Regulations — Regulations Relating to Privacy Protection.”
As of the Latest Practicable Date, (i) we have not been informed by any PRC governmental authority of any requirement to file for approval for this Introduction; (ii) we have not been subject to any material fines or administrative penalties, mandatory rectifications, or other sanctions by any competent regulatory authorities in relation to the infringement of cybersecurity and data protection laws and regulations; (iii) there is no leakage of data or personal information or violation of cybersecurity and data protection and privacy laws and regulations by us which will have a material adverse impact on our business operations; (iv) there have been no material cybersecurity and data protection incidents or infringement upon the rights of any third parties, or other legal proceedings, administrative or governmental proceedings, pending or, to the best of the knowledge of the Company, threatened against or relating to the Company; and (v) we have implemented comprehensive cybersecurity and data protection policies, procedures and measures to safeguard personal information rights and ensure secured storage and transmission of data and prevent unauthorized access or use of data.
Furthermore, based on the facts that (i) the Cybersecurity Review Measures came into effect recently and the Draft Administration Regulations on Cyber Data Security have not been formally adopted, and the implementation and interpretation of both are subject to uncertainties, and (ii) we have not been involved in any investigations on cybersecurity review initiated by the CAC on such basis and nor have we received any inquiry, notice, warning, or sanctions in such respect, after consulting with our PRC Legal Adviser, our Directors are of the view that such regulations do not have a material adverse impact on our business operations and financial performance as of the Latest Practicable Date, and will not affect our compliance with laws and regulations in any material aspects as of the Latest Practicable Date. As of the Latest Practicable Date, we had not received any cybersecurity, data security and personal data protection related inquiries from any competent PRC regulatory authorities. As there might be newly issued explanations or implementation rules on the existing regulations, laws and opinions or the draft measures or regulations mentioned above might become effective, we will actively monitor future regulatory and policy changes to ensure strict compliance with all applicable laws and regulations.
Given that the above mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, or have not yet been formally promulgated or taken effect (as applicable), their enactment, interpretation, application and enforcement are subject to substantial uncertainties. We have incurred, and will continue to incur, significant expenses in an effort to comply with cybersecurity, privacy, data protection and information security related laws, regulations, standards and protocols, especially as a result of such newly promulgated laws and regulations. Despite our efforts to comply with applicable laws, regulations and policies relating to cybersecurity, privacy, data protection and information security, we cannot assure you that our practices, offerings, services or platform will meet all of the requirements imposed on us by such laws, regulations or policies. Any failure or perceived failure to comply with applicable laws, regulations or policies may result in inquiries or other proceedings being instituted against, or other lawsuits, decisions or sanctions being imposed on us by governmental authorities, users, consumers or other parties, including but not limited to warnings, fines, directions for rectifications, suspension of the related business and termination of our applications, as well as in negative publicity on us and damage to our reputation, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects. The above mentioned newly promulgated laws, regulations, policies or relevant drafts may result in the publication of new laws, regulations and policies to which we may be subject, though the timing, scope and applicability of such laws or regulations are currently unclear. Any such laws, regulations or policies could negatively impact

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our business, results of operations and financial condition. We may be notified for cybersecurity review by the CAC if we were regarded as a critical information infrastructure operator by the CAC, or if our data processing activities and overseas listing were regarded as having impact or potential impact to national security, and be required to make significant changes to our business practices, suspend certain business, or even be prohibited from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Such review could also result in negative publicity with respect to us and diversion of our managerial and financial resource. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to follow such procedures.
Moreover, we may become subject to regulatory requirements as a result of utilization of our products and services by residents of, or travelers who visit, certain jurisdictions, such as the General Data Protection Regulation of the European Union, or the GDPR. Complying with additional or new regulatory requirements could force us to incur substantial costs or require us to change our business practices. Moreover, if a high profile security breach occurs with respect to our competitors, people may lose trust in the security of cloud service providers generally, including us, which could damage the reputation of the industry, result in heightened regulation and strengthened regulatory enforcement and adversely affect our business and results of operations.
We expect that we will continue to face uncertainty as to whether our efforts to comply with evolving obligations under global data protection, privacy and security laws will be sufficient. From time to time, we may be subject to inspections conducted by governmental authorities. In the event that any failure or perceived failure by us to comply with applicable laws and regulations is identified during such inspections, we may be required to implement rectification measures in accordance with the inspection results. In addition, any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by governmental authorities, individuals or others. These proceedings or actions could subject us to significant civil or criminal penalties and negative publicity, require us to change our business practices, increase our costs and materially harm our business, prospects, financial condition and results of operations. In addition, our current and future relationships with customers, vendors and other third parties could be negatively affected by any proceedings or actions against us or current or future data protection obligations imposed on them under applicable law. Furthermore, a data breach affecting personal information could result in significant legal and financial exposure and reputational damage that could potentially have an adverse effect on our business.
Similar risks exist with respect to our business partners and our customers in relation to the process of personal data. Any failure of our partners or customers to comply with applicable laws and regulations could result in their reputational damage or governmental investigations, inquiries, enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity, which may harm our business partnership and have a negative impact on our business.
Our reliance on third-party suppliers for certain essential services could adversely affect our ability to manage our business effectively and harm our business.
We rely on third-party suppliers for certain essential products and services to operate our network and provide solutions and products to our customers. For example, we generally rely on third-party suppliers for the servers that we use and we ordinarily purchase equipment on a purchase-order basis. In addition to basic telecommunication operators, we also purchased IP addresses and bandwidth from third party providers, in order to save efforts in relation to on-site installation since related installation and relocation services were also included in the third party providers’ offering package. Moreover, third party providers sometimes offered more favorable credit terms and sufficient rack space as compared to basic telecommunication operators. We may experience shortages in components or delays in delivery, including as a result of natural disasters, increased demand in the industry or our suppliers lacking sufficient rights to supply the servers or IDCs in all jurisdictions in which we operate.
Our reliance on these suppliers exposes us to risks, including reduced control over production costs and constraints based on the then current availability, terms, and pricing of these products and services. We

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generally do not have any long-term contracts guaranteeing supply with these suppliers. If our supply of certain products and services is disrupted or delayed, there can be no assurance that additional supplies or services can serve as adequate replacements or that supplies will be available on terms that are favorable to us, if at all. Moreover, even if we can identify adequate replacements on substantially similar terms, our business could be adversely affected until those efforts were completed. Any disruption or delay in the supply of our hardware components may delay the opening of new network facilities, limit capacity expansion or replacement of defective or obsolete equipment at existing network facilities, or cause other constraints on our operations that could damage our customer relationships.
On January 17, 2017, the MIIT promulgated the Notice on Cleaning Up and Regulating the Internet Access Service Market, which prohibits the “multi-level sublease” and requires that enterprises providing internet data center services and internet access services shall not sublease the IP address or bandwidth they have obtained from basic telecommunication operators to other enterprises for operating businesses such as internet data center services and internet access services, and shall also conduct comprehensive self-inspection, rectify violations of the relevant regulations in a timely manner to ensure their business operations are in compliance with the applicable laws and regulations and the network facilities and network access resources are used in a compliant manner. The regulatory authorities shall urge enterprises in violation of the abovementioned requirements to make rectifications in a timely manner and take stern actions in accordance with the laws against enterprises that refuse to make such rectifications, and under serious circumstances, such enterprises may fail to pass the annual inspection, or the licenses or permits of such enterprises may not be renewed upon expiration and their cooperation with the basic telecommunications operators may be adversely affected. Due to the evolving regulatory environment and the fact that there is no further interpretations or applications from the competent authorities on this notice, and after consulting our PRC Legal Adviser, we cannot be certain whether our third-party internet data center suppliers’ supplying of IP address and bandwidth to us for the relevant services under our historical or current cooperation with them will be determined as non-compliant activities, if it would be determined so, we may no longer be able to collaborate with such third-party internet data center suppliers, which may adversely affect our business, financial condition and results of operations. Since April 2022, we have entered into business agreements with the basic telecommunication operators to purchase the IP address and bandwidth for all of our servers from the basic telecommunication operator directly, and accordingly to replace the network access resources purchased from third-party internet data center suppliers. We have not experienced an increase in unit procurement costs since April 2022. The Company expects to completely cease to use the IP address and bandwidth purchased from third-party internet data center suppliers that are explicitly subject to the aforementioned restrictions on multi-level sublease under the Notice on Cleaning Up and Regulating the Internet Access Service Market, upon the expiration of the term of the existing agreement with the non-basic basic telecommunication operator by March 31, 2023. Based on a verbal consultation by the Company’s PRC Legal Advisor and the PRC legal advisor of the Joint Sponsors with the MIIT in November 2022, the MIIT officer confirmed that (i) based on the understanding of the officer, normally the relevant penalties or other regulatory measures in the case of the internet data center suppliers’ supplying of IP address and bandwidth to other enterprises in violation of the Notice on Cleaning Up and Regulating the Internet Access Service Market would be imposed against such internet data center suppliers, rather than the purchaser or leasee of such network access resources, and (ii) in the current regulatory practices, the relevant regulators would encourage parties involved to gradually adjust the aforementioned purchase of IP address and bandwidth from third-party internet data center suppliers, and normally they would not choose to take severe regulatory measures to suspend or terminate such business cooperation. Considering that (i) as of the Latest Practicable Date, we have not received any notice from any regulatory authority or from any third-party suppliers that would require such third-party suppliers or us to suspend or rectify our current business cooperation with such third-party suppliers and (ii) the above-mentioned consultation with the MIIT, after consulting our PRC Legal Adviser, our Directors are of the view that our cooperation with such third-party suppliers does not have a material adverse impact on our business operations and financial performance as of the Latest Practicable Date.
Considering that (i) as of the Latest Practicable Date, the Company has not received any notice from any regulatory authority or from any third-party suppliers that would require such third-party suppliers or the Company to suspend or rectify the current business cooperation, and (ii) the above-mentioned consultation

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with the MIIT, and provided that the Company takes all the necessary measures and cease its business cooperation with third-party internet data center suppliers in this regard as mentioned above, as of the Latest Practicable Date, the PRC Legal Advisor concurs with the Directors’ view that the Group’s cooperation with such third-party suppliers is unlikely to have a material adverse impact on its business operations and financial performance going forward.
Furthermore, defects or errors may be found in the products and services provided by third-party suppliers, which cause damage to our own system and hardware and also to the services and products we provide to our customers, which may subsequently adversely affect our customers’ operations, thereby harming our reputation and business relationship with them. There is no assurance that all such issues would be detected and resolved on time or at all. We may also be subject to legal proceedings initiated by our customers in relation to such issues. In such event, there may be material adverse effects on our reputation and financial performance as we may need to incur additional cost to settle or defend these claims or legal actions.
Goodwill represented a significant portion of our total assets. If our goodwill is to be impaired, our results of operations and financial condition may be adversely affected.
As of June 30, 2022, we had goodwill of RMB4,605.7 million (US$687.6 million) which primarily arose from our acquisition of controlling interest in Camelot completed in September 2021. For more information, see “History, Development and Corporate Structure — Acquisition of Camelot and Camelot Technology,” and “Financial Information — Critical Accounting Policies, Judgments and Estimates — Goodwill.” Goodwill represented a significant portion of the total assets on our consolidated balance sheet as of June 30, 2022. The value of goodwill is based on a number of assumptions made by the management. If any of these assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, we may be required to have a significant write-off of our goodwill and record a significant impairment loss. Furthermore, our determination on whether goodwill is impaired requires an estimation of the fair value of the reporting units to which the goodwill is allocated, which depends on the expected future cash flows from the reporting units. If we determine the expected future cash flow to decrease, our goodwill may be impaired. Any significant impairment of goodwill could have a material adverse effect on our business, financial condition and results of operations.
We are subject to risks relating to our equity investments. In particular, the fluctuation of fair value changes of our equity investment may affect our financial performance, our business and results of operations.
During the Track Record Period, we made certain equity investments. As of December 31, 2019, 2020 and 2021 and June 30, 2022, our equity investments amounted to RMB114.9 million, RMB126.6 million, RMB207.2 million (US$32.5 million) and RMB271.1 million (US$40.5 million), respectively. The carrying value of our equity investments may be affected by a number of factors, such as change in fair value, impairment, dilution, issuance of equity securities, and currency translation differences. In particular, we are exposed to risks relating to fair value changes of our equity investment. For certain equity investments without readily determinable fair value, the methodologies that we use to assess the fair value of the equity investments involve a significant degree of management judgment and are inherently uncertain. There can be no assurance that we will recognize fair value gains from equity investments in the future. If we incur fair value losses, our results of operations, financial condition and prospects may be adversely affected.
We are also subject to the risk that the companies in which we invest may make business, financial or management decisions with which we disagree, and over which we do not have control, or that the majority shareholders, or the management, of these investee companies may take risks or otherwise act in a manner that does not serve our interests.
In addition, certain of our equity investments without readily determinable fair value are subject to liquidity risk. Such equity investments are not as liquid as other investment products as there is no cash inflow until dividends are received or they are disposed of by us, even if our investee companies reported profits. Furthermore, our ability to promptly sell our interests in these investee companies in response to changing economic, financial and investment conditions is limited. The market is affected by various factors, such as

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general economic conditions, availability of financing, interest rates and supply and demand, many of which are beyond our control. Any of those above may adversely affect our financial performance, business and results of operations.
We may in the future be subject to legal proceedings and litigation, including intellectual property or contractual disputes, which are costly and may subject us to significant liability and increased costs of doing business. Our business may be adversely affected if it is alleged or determined that our technology infringes the intellectual property rights of others.
The cloud service industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets, and other intellectual property rights. Companies in the cloud service industry are often required to defend against litigation claims based on allegations of infringement or other violations of intellectual property rights. Our technologies may not be able to withstand any third-party claims or rights against their use. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Any litigation may also involve patent holding companies or other adverse patent owners that have no relevant product revenues and against which our patents may therefore provide little or no deterrence. If a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot obtain license or develop technology for any infringing aspect of our business, we would be forced to limit or stop selling products impacted by the claim or injunction or cease business activities covered by such intellectual property, and may be unable to compete effectively. Any inability to obtain license of third-party technology in the future would have an adverse effect on our business or operating results, and would adversely affect our ability to compete. We may also be contractually obligated to indemnify our customers in the event of infringement of a third party’s intellectual property rights. We may receive demands for such indemnification from time to time. Furthermore, some customers may choose to settle their payments with us through parties not directly contracted with us. Despite our internal control measures, we could be subject to possible claims from third-party payors for return of funds as they were not contractually indebted to us and possible claims from liquidators of third-party payors. In addition, certain of our agreements with our customers and/or third-party service providers may include uncertainties on pricing, fees and others, which may expose us to potential claims as well. Responding to such claims, including those currently pending, regardless of their merit, can be time-consuming, costly to defend in litigation, and damage our reputation and brand.
Lawsuits are time-consuming and expensive to resolve and they divert management’s time and attention. We may not have insurance to cover potential claims of this type or to indemnify us for all liability that may be imposed. We cannot predict the outcome of lawsuits, and the results of any such actions may harm our business.
We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition.
Our success depends, in part, on our ability to protect our brand and the proprietary methods and technologies that we develop under patent and other intellectual property laws in China and foreign jurisdictions so that we can prevent others from using our inventions and proprietary information. As of June 30, 2022, we have registered 536 patents, 661 trademarks, 663 copyrights, and 134 domain names in China and overseas. There can be no assurance that any patents that have been issued or that may be issued in the future will provide significant protection for our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology and our business, results of operations and financial condition may be adversely affected.
We have obtained licenses from Kingsoft Group to use some of its registered trademarks during their terms of registration, including “金山雲” and “Kingsoft Cloud,” and some of its trademarks, which are still in the process of registration applications or renewal, during the period of such applications and the term of the registrations if such trademarks have been registered afterwards. We have also obtained licenses from Kingsoft

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Group to use some of its registered patents during their terms of registration. However, we cannot assure you that Kingsoft Group will continue to authorize us to use the trademarks and patents, and if they do not, our business may be materially and adversely impacted. For example, if we are not authorized by Kingsoft Group to use such trademarks, we may not be able to use the relevant brand names and domain names, which may materially harm our market awareness and brand recognition.
There can be no assurance that the particular forms of intellectual property protection that we seek, including business decisions about when to file trademark applications and patent applications, will be adequate to protect our business. We may have to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, determine the validity and scope of our proprietary rights or those of others, or defend against claims of infringement or invalidity. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of significant resources, the narrowing or invalidation of portions of our intellectual property and have an adverse effect on our business, results of operations and financial condition. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights or alleging that we infringe the counterclaimant’s own intellectual property. Any of our patents, copyrights, trademarks or other intellectual property rights could be challenged by others or invalidated through administrative process or litigation.
We also rely, in part, on confidentiality agreements and non-compete agreements with our business partners, employees, consultants, advisors, customers and others in our efforts to protect our proprietary technology, processes and methods. These agreements may not effectively prevent disclosure of our confidential information, and it may be possible for unauthorized parties to copy our software or other proprietary technology or information, or to develop similar software independently with us lacking an adequate remedy for unauthorized use or disclosure of our confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in these cases we would not be able to assert any trade secret rights against those parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position. In addition, to the extent we expand our international activities, our exposure to unauthorized copying, transfer and use of our proprietary technology or information may increase.
We cannot be certain that our means of protecting our intellectual property and proprietary rights will be adequate or that our competitors will not independently develop similar technology. If we fail to meaningfully protect our intellectual property and proprietary rights, our business, results of operations and financial condition could be adversely affected.
Significant impairment of our property and equipment could materially impact our financial position and results of our operations.
We have recorded a significant amount of property and equipment. As of December 31, 2019, 2020, 2021 and June 30, 2022, our property and equipment, net was RMB1,721.0 million, RMB1,956.8 million, RMB2,364.1 million (US$371.0 million) and RMB2,449.7 million (US$365.7 million), respectively. We evaluate our property and equipment for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of the property and equipment in an asset group may not be fully recoverable. When these events occur, we evaluate the recoverability of property and equipment by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. The application of this long-lived asset impairment test requires significant management judgment. If our estimates and judgments are inaccurate, the fair value determined could be inaccurate and the impairment may not be adequate, and we may need to record additional impairments in the future. We did not record any impairment of our property and equipment in 2019, 2020, 2021 and the six months ended June 30, 2022.

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However, we may record significant impairments on property and equipment in the future. Any significant impairment losses charged against our property and equipment could have a material adverse effect on our results of operations.
Significant impairment of our intangible assets could materially impact our financial position and results of our operations.
We have recorded a significant amount of intangible assets, which consist primarily of customer relationships, trademarks and domain names, software and copyrights and patents and technologies. As of December 31, 2019, 2020, 2021 and June 30, 2022, our intangible assets, net was RMB7.4 million, RMB16.6 million, RMB1,169.8 million (US$183.6 million) and RMB1,086.5 million (US$162.2 million), respectively. We evaluate our intangible assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of the intangible assets in an asset group may not be fully recoverable. When these events occur, we evaluate the recoverability of intangible assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. The application of this long-lived asset impairment test requires significant management judgment. If our estimates and judgments are inaccurate, the fair value determined could be inaccurate and the impairment may not be adequate, and we may need to record additional impairments in the future. We did not record any impairment of our intangible assets in 2019, 2020 and 2021, and the six months ended June 30, 2022. However, we may record significant impairments on intangible assets in the future. Any significant impairment losses charged against our intangible assets could have a material adverse effect on our results of operations.
We may be subject to impairment losses on prepayments and other assets.
As of December 31, 2019, 2020, 2021 and June 30, 2022, we recorded prepayments and other assets of RMB458.4 million, RMB898.9 million, RMB1,716.1 million (US$269.3 million) and RMB1,716.5 million (US$256.3 million), respectively. Our prepayments and other assets primarily consist of VAT prepayments, individual income tax receivable and payments to suppliers. We may be subject to impairment losses on prepayments and other assets if the actual recoverability of prepayments and other assets is lower than the expected level, which could adversely affect our cash flow and our ability to meet our working capital requirements, thereby adversely affecting our business, financial condition and results of operations.
We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations and financial condition.
The conversion of Renminbi into foreign currencies, including Hong Kong dollars and the U.S. dollars, is based on rates set by the People’s Bank of China. The value of the Renminbi against Hong Kong dollars, the U.S. dollar and other currencies has in the past fluctuated significantly, and may in the future continue to do so, affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against Hong Kong dollars and the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi, Hong Kong dollars and the U.S. dollar in the future. Substantially all of our revenues and costs are denominated in Renminbi.
We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars and Hong Kong dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars and the Ordinary Shares in

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Hong Kong dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars or Hong Kong dollars for the purpose of making payments for dividends on our Ordinary Shares or ADSs or for other business purposes, appreciation of the U.S. dollar or Hong Kong dollar against the Renminbi would have a negative effect on the U.S. dollar or Hong Kong dollar amount.
We are subject to risks associated with our short-term investments. Fair value changes of short-term investments may affect our financial performance.
During the Track Record Period, our short-term investments consisted of cash deposits at fixed rates with original maturities of three to 12 months, which are generally not subject to any material principal investment risks. As of December 31, 2019, 2020, 2021 and June 30, 2022, we had short-term investments of RMB225.4 million, RMB2,693.0 million, RMB2,491.1 million and RMB2,619.7 million (US$391.1 million), respectively. We cannot assure you that market conditions will create fair value gains on our short-term investment or we will not incur any fair value losses on our short-term investment in the future. In particular, if we invest in financial products with higher risks in the future, the assessment of fair value of our short-term investment could involve a significant degree of management judgment, and we could be exposed to credit risks in relation to our short-term investments, which may adversely affect the net changes in their fair value. If we incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected.
We have granted, and may continue to grant, share-based awards, which will increase our share-based compensation and may have an adverse effect on our results of operations.
We have adopted various equity incentive plans, including a share option scheme adopted in February 2013 (as amended in June 2013, May 2015 and December 2016), or the 2013 Share Option Scheme, a share award scheme adopted in February 2013 (as amended in January 2015, March 2016, June 2016, December 2018 and November 2019), or the 2013 Share Award Scheme, and a share incentive plan adopted in November 2021 (as amended on December 20, 2022 with such amendments to take effect immediately upon Listing), or the 2021 Share Incentive Plan. For details, see “Appendix IV — Statutory and General Information — D. Equity Incentive Plans.” In addition, we granted share-based awards in connection with our acquisitions. In 2019, 2020 and 2021, and the six months ended June 30, 2021 and 2022, we incurred share-based compensation of RMB121.3 million, RMB330.1 million and RMB434.4 million (US$68.2 million) and RMB199.2 million and RMB206.7 million (US$30.9 million), respectively. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation will increase, which may have an adverse effect on our results of operations.
Failure to pay the social insurance premium and housing provident funds for and on behalf of our employees in accordance with the Labor Contract Law or comply with other related regulations of the PRC may have an adverse impact on our financial conditions and results of operation.
PRC laws and regulations require us to pay several statutory social welfare benefits for our employees, including pension insurance, unemployment insurance, medical insurance, work-related injury insurance, maternity insurance and housing provident fund. The amounts of our contributions for our employees under such benefit plans are calculated based on certain percentage of salaries, including bonuses and allowances, up to a maximum amount specified by the local government from time to time at locations where we operate. During the Track Record Period and up to the Latest Practicable Date, we had not made full contributions to the social insurance plan and housing provident fund based on the actual salary level of some of our employees as prescribed by relevant laws and regulations. As of the Latest Practicable Date, we had not received any notice from the local authorities or any claim or request from the relevant employees that require us to make payments or impose upon us administrative penalties for insufficient contributions. We have made provisions

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of nil, nil, RMB15.0 million and RMB25.1 million in our consolidated statements of comprehensive loss for the shortfall in our social insurance and housing provident fund contributions for the years ended December 31, 2019, 2020 and 2021 and six months ended June 30, 2022, respectively.
Pursuant to relevant PRC laws and regulations, the under-contribution of social insurance within a prescribed period may subject us to a daily overdue charge of 0.05% of the delayed payment amount. If such payment is not made within the stipulated period, the competent authority may further impose a fine of one to three times of the overdue amount. Pursuant to relevant PRC laws and regulations, if there is a failure to pay the full amount of housing provident fund as required, the housing provident fund management center may require payment of the outstanding amount within a prescribed period. If the payment is not made within such time limit, an application may be made to the PRC courts for compulsory enforcement. We cannot assure you that the relevant government authorities will not require us to pay the outstanding amount within a prescribed time and impose late charges or fines on us, which may materially and adversely affect our business, financial condition and results of operations.
We face certain risks relating to the real properties that we lease, which may adversely affect our business.
We lease real properties for our office and other uses in China. Some of the ownership certificates or other similar proofs of certain leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. As of the Latest Practicable Date, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without obtaining proper ownership proof. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in which event we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be interrupted.
Certain of our leased properties’ current usages are not in conformity with the permitted usages prescribed in the relevant title certificates. Nonconformity with the property’s planned use may lead to fines imposed by the competent authority, and in extreme case, government order to revoke the lease or reclaim the land. In addition, certain of our leased properties are subject to mortgages. If the mortgagees foreclose our leased properties with prior-registered mortgages, we may be unable to continue the use of such properties.
The lease agreements for some of our leased properties have not been registered with the PRC governmental authorities as required by the PRC laws. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for each of our lease agreements that has not been registered with the relevant PRC governmental authorities.
As of the Latest Practicable Date, for the lease agreements which have not been registered with the government authorities, we are not aware of any regulatory or governmental actions, claims or investigations being contemplated or any challenges by third parties to our use of the relevant leased properties. However, we cannot assure you that the government authorities will not impose fines on us due to our failure to register any of our lease agreements, which may negatively impact our financial condition.
We may be required to change our registered address or relocate our operating offices under PRC law.
Under PRC law, the registered address of a company shall be its main premises for business operations. If a company intends to set up other premises for business operation outside its registered address, the company

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shall register those premises for business operation as branch offices with the relevant local market regulation authorities at the place where the premises are located and obtain business licenses for them as branch offices.
Currently, some of our subsidiaries have set up premises for business operations outside their registered addresses as the operating addresses, and use these premises as the main premises for business operations, primarily due to our business development needs. We plan to change the registered address of our subsidiaries to its operating addresses or register such premises as branch offices if requested by any governmental authorities. However, we may not be able to do so in a timely manner or at all due to complex procedural requirements and relocation of branch offices from time to time. In the future, we may expand our business to additional locations in China and we may fail to update the registered address for our subsidiaries or register those premises as branch offices in a timely manner. As advised by our PRC Legal Adviser, if the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be ordered to rectify, subject to fines if we refuse to rectify, and our business licenses may be revoked under serious circumstances. As of the Latest Practicable Date, we have not received any regulatory or governmental penalties in relation to the registered address of our subsidiaries. Based on the foregoing and the internal control measures mentioned below, after consulting our PRC Legal Adviser, we believe our business operations outside the registered addresses do not have a material adverse impact on our business operations and financial performance as of the Latest Practicable Date.
We have taken the following internal control measures to prevent future occurrence of such non-compliance: (i) we will enhance our property management to closely review and monitor the main premises for business operations against our subsidiaries’ registered address; (ii) we will enhance our company-wide legal training to ensure our future compliance with the relevant regulatory requirements; and (iii) we will consult our PRC legal counsel on a regular basis for advice on relevant PRC laws and regulations to keep us abreast of relevant regulatory developments.
RISKS RELATING TO OUR RELATIONSHIPS WITH KINGSOFT GROUP AND XIAOMI GROUP
If we are no longer able to benefit from our business cooperation with Kingsoft Group or Xiaomi Group and its ecosystem, our business may be adversely affected.
Kingsoft Corporation is a leading software company in China. Mr. Lei Jun, our chairman of the Board, exercises significant influence over Kingsoft Group as he currently serves the chairman of the board and a non-executive director of Kingsoft Corporation and is deemed to be interested in 22.76% of total issued shares in Kingsoft Corporation as of the Latest Practicable Date. Xiaomi, another major shareholder of our Company and controlled by Mr. Lei Jun, is a consumer electronics and smart manufacturing company with smartphones and smart hardware connected by an IoT platform at its core. Our business has benefited from Kingsoft Group’s and Xiaomi Group’s brand names, strong market positions and ecosystems. We cooperate with Kingsoft Group and Xiaomi Group in various areas, such as cross-referrals and devices for IoT — smart living solutions. We cannot assure you that we will be able to continue to benefit from our relationships with Kingsoft Group and Xiaomi Group in the future. To the extent that we cannot maintain our relationships with Kingsoft Group and Xiaomi Group on terms favorable to us, or at all, we will need to find replacement for services and device providers, which may not be done in a timely manner and/or on commercially reasonable terms, or at all, and we may lose access to key strategic assets, which could result in material and adverse effects on our business and results of operations.
Kingsoft Group and Xiaomi Group are our existing customers, from which we received a portion of revenues. Failure to maintain the relationships with them would result in lower revenues and could adversely impact our business, operation results and financial conditions.
We have derived, and believe that we will continue to derive, a portion of our revenues from Kingsoft Group and Xiaomi Group. Revenues from Kingsoft Group in the aggregate accounted for 2.8%, 1.8%, 1.7% and 2.4% of our total revenues in 2019, 2020 and 2021, and the six months ended June 30, 2022, respectively. Revenues from Xiaomi Group in the aggregate accounted for 14.4%, 10.0%, 8.5% and 11.4% of our total

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revenues in 2019, 2020 and 2021, and the six months ended June 30, 2022, respectively. We cannot assure you that we will be able to maintain the customer relationships with Kingsoft Group and Xiaomi Group in the future. Any failure to maintain close relationships with them will result in declines in our revenues, which could have an adverse effect on our business, results of operations and financial condition.
Certain existing shareholders have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders.
Two of our principal shareholders, Kingsoft Corporation and Xiaomi, have substantial influence over our Company. As of December 15, 2022, or the Latest Practicable Date, Kingsoft Corporation beneficially owned 37.40% of our issued and outstanding shares and Xiaomi beneficially owned 11.82% of our issued and outstanding shares. Mr. Lei Jun, one of our Directors, also serves as the chairman and a non-executive director at Kingsoft Corporation, and serves as the chairman, the chief executive officer and an executive director at Xiaomi. Mr. Zou Tao, our Executive Director, also serves as an executive director and the chief executive officer at Kingsoft Corporation. Dr. Ye Hangjun, one of our directors, also serves as a general manager of business segment of Xiaomi. As of the Latest Practicable Date, none of our other Directors or executive officers holds any position at Kingsoft Group or Xiaomi Group.
They may take actions that are not in the best interest of us or our other shareholders and conflicts of interest between them and us may arise as a result of their operation of or investment in businesses that compete with us. Such concentration of ownership and corporate governance mechanism may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of a premium for their shares as part of a sale of our Company and may reduce the price of our Ordinary Shares and the ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, such significant concentration of share ownership and corporate governance mechanism may adversely affect the trading price of our Ordinary Shares and the ADSs due to investors’ perception that conflicts of interest may exist or arise.
We may have conflicts of interest with Kingsoft Group or Xiaomi Group and we may not be able to resolve such conflicts on terms favorable to us.
Conflicts of interest may arise between Kingsoft Group or Xiaomi Group and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified mainly include the following:
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Collaboration with Kingsoft Group and Xiaomi Group. We have a number of cooperation arrangements with Kingsoft Group and Xiaomi Group, respectively. These collaboration arrangements may be less favorable to us than similar arrangements negotiated between unaffiliated third parties. Specifically, pursuant to the strategic cooperation and anti-dilution framework agreements entered into with each of Kingsoft Group and Xiaomi Group, respectively, where they are entitled to subscribe such number of Shares to maintain their respective existing shareholding in our Company upon completion of such placing and issuance of new Shares by the Company. For details, see the paragraph headed “History, Development and Corporate Structure — Strategic Cooperation and Anti- Dilution Framework Agreements.”

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Allocation of business opportunities. There may arise business opportunities in the future that both we, Kingsoft Group and/or Xiaomi Group, are interested in and which may complement each of our respective businesses. Kingsoft Group and Xiaomi Group hold a large number of business interests, some of which may directly or indirectly compete with us. Kingsoft Group and Xiaomi Group may decide to take up business opportunities themselves, which would prevent us from taking advantage of those opportunities.

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Sale of shares in our Company. Subject to any lock-up arrangements Kingsoft Corporation and Xiaomi may have with us and the underwriters and applicable securities laws, Kingsoft Group or Xiaomi Group may decide to sell all or a portion of the shares that they hold in our Company to a third party, including

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to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders or holders of our Shares.
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Developing business relationships with Kingsoft Group’s and Xiaomi Group’s competitors. We may be limited in our ability to do business with Kingsoft Group’s and Xiaomi Group’s competitors, which may limit our ability to serve the best interests of our Company and our other shareholders or holders of our Shares.

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Our Directors may have conflicts of interest. Certain of our directors are also directors and/or employees of Kingsoft Group and/or Xiaomi Group. Despite our policies in relation to conflict of interests, we cannot assure you that these relationships will not create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Kingsoft Group, Xiaomi Group and us.

See also “Relationship with Kingsoft Corporation — Conflicts Panel” and “Relationship with Kingsoft Corporation — Conflict of Interest Management Policy.”
Kingsoft Group and Xiaomi Group may from time to time make strategic decisions that they believe are in the best interests of their businesses, which may be different from the decisions that we would have made on our own. Kingsoft Group’s and Xiaomi Group’s decisions with respect to us or our business may favor Kingsoft Group and Xiaomi Group and therefore the Kingsoft Group and Xiaomi Group shareholders, which may not necessarily be aligned with our interests and the interests of our other shareholders. Kingsoft Group and Xiaomi Group may make decisions that may disrupt or discontinue our collaborations with Kingsoft Group and Xiaomi Group. If Kingsoft Group and Xiaomi Group were to compete with us, our business, financial condition, results of operations and prospects could be materially and adversely affected. Although we have an audit committee, consisting of independent non-executive directors, to review and approve all proposed related party transactions, including those between Kingsoft Group or Xiaomi Group and us, we may not be able to resolve all potential conflicts of interest, and even if we do so, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder.
RISKS RELATING TO OUR CORPORATE STRUCTURE AND THE CONTRACTUAL ARRANGEMENTS
Uncertainties exist with respect to the interpretation and implementation of Foreign Investment Law and its implementing rules and other foreign investment related laws and regulations and how they may impact our business, financial condition and results of operations.
The variable interest entity structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via Contractual Arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, and in December 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law of the People’s Republic of China, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both became effective from January 1, 2020. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Foreign Investment Law and the

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Implementing Rules do not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the variable interest entity structure would be deemed as a method of foreign investment. However, the Foreign Investment Law has a catch-all provision that includes into the definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the Foreign Investment Law, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the variable interest entity structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If our Consolidated Affiliated Entities were deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in the “negative list” for foreign investment and therefore be subject to foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business, financial condition and results of operations.
Furthermore, if foreign investment related laws, administrative regulations or rules change in the future, we may need to take further actions with respect to our Consolidated Affiliated Entities for the purpose of having better operational control on our Consolidated Affiliated Entities or continuously satisfying applicable requirements of the stock exchange where we list. For example, the Administrative Regulations on Foreign-Invested Telecommunications Enterprises were recently amended by the State Council and took effect on May 1, 2022 (the “2022 FITE Regulations”). The 2022 FITE Regulations canceled the qualification requirement on the primary foreign investor in a foreign invested value-added telecommunications enterprise for having a good track record and operational experience in the value-added telecommunications industry as stipulated in the previous version. Given this new regulatory development and any further detailed implementing rules that the PRC governmental authority may formulate in the future, we may need to take further actions with respect to the Consolidated Affiliated Entities for the purpose of having better operational control on the Consolidated Affiliated Entities or satisfying applicable requirements of the stock exchange where we list, which will be subject to a number of uncertainties, including adjusting the contractual arrangements with the Consolidated Affiliated Entities, registration of the transfer of the equity interests of the Consolidated Affiliated Entities and their subsidiaries, registration of the new equity pledges, and obtaining additional operating permits or making amendments to our current operating permits, including the VAT Licenses. However, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance, financial conditions and business operations.
RISKS RELATING TO DOING BUSINESS IN CHINA
Changes in China’s economic, or social conditions or government policies could have a material adverse effect on our business and operations.
Substantially all of our assets and operations are located in China. In 2019, 2020, 2021 and the six months ended June 30, 2022, revenues generated in foreign countries accounted for 0.5%, 1.5%, 1.4% and 2.7% of our total revenue, receptively, and purchases in foreign countries accounted for 0.2%, 1.4%, 1.8% and 4.1% of our total purchases, respectively. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, setting monetary policy and providing preferential treatment to particular industries or companies. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Any adverse changes in economic conditions in China, in

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the policies of the Chinese government or in the laws and regulations in China could potentially have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and results of operations, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. For another example, if there are adverse changes in economic conditions in China, businesses may be negatively impacted thus may cut their procurement budget for cloud services, including procurement of our cloud services. The Chinese government also has significant authority to exert influence on the ability of a China-based issuer, such as our Company, to conduct its business and control over securities offerings conducted overseas and/or foreign investments in such issuer. The Chinese government may intervene or influence the operations of a China-based issuer at any time, which could result in a material change in the Company’s operations and/or the value of our Ordinary Shares and/or ADSs. In particular, there have been recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such regulatory oversight or control could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Ordinary Shares and ADSs to significantly decline or become worthless. See “— Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us.” In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.
The filing, approval or other administrative requirements of the CSRC or other PRC government authorities may be required in connection with the Introduction under PRC law.
On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-Owned Assets Supervision and Administration Commission, the State Taxation Administration, the State Administration for Industry and Commerce, which has been merged into the SAMR, the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (《關於外國投資者併購境內企業的規定》) (the “M&A Rules”), which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.
While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC Legal Adviser, that the CSRC approval abovementioned under the M&A Rules is not required in the context of the Introduction because (1) our wholly foreign-owned PRC subsidiaries were not established through mergers or acquisitions of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are the beneficial owners of our Company; and (2) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC Legal Adviser.
Furthermore, the PRC government authorities may strengthen oversight over offerings that are conducted overseas and/or foreign investment in overseas-listed China-based issuers like us. Such actions taken by the PRC government authorities may intervene our operations at any time, which are beyond our control. For instance, the relevant PRC governments promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities (《關於依法從嚴打擊證券違法活動的意見》), among which, it is mentioned that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special

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provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, due to lack of further interpretations or applications from the competent authorities on such opinions, there are still uncertainties regarding the interpretation and implementation of these opinions, and any new rules or regulations promulgated in the future may impose additional requirements on us.
On December 24, 2021, the CSRC published the draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (《國務院關於境內企業境外發行證券和上市的管理規定(草案徵求意見稿)》) and the draft Administrative Measures for the Record-Filing of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (《境內企業境外發行證券和上市備案管理辦法(徵求意見稿)》) for public comments till January 23, 2022. Pursuant to these drafts, a filing-based regulatory system will be applied to both “direct overseas offering and listing” and “indirect overseas offering and listing” of PRC domestic companies. The “indirect overseas offering and listing” of PRC domestic companies refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. If the issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) the total assets, net assets, revenues or profits of the domestic operating entity or entities of the issuer in the most recent accounting year account for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) most of the senior managers in charge of business operation and management of the issuer are Chinese citizens or have domicile in China, and its main places of business are located in China or main business activities are conducted in China. As of the Latest Practicable Date, it remains uncertain when the final Administrative Provisions and Filing Measures will be adopted and whether they will be adopted in the current draft form. If the Administrative Provisions and Filing Measures are adopted in the current form before the Introduction is completed, we may be required to file the relevant documents with the CSRC and complete the filing procedures with the CSRC in connection with the Introduction. Failure to complete the filing under the Administrative Provisions and Filing Measures may subject a PRC domestic company to a warning and a fine of RMB1 million to RMB10 million. In the event of a serious violation of the Administrative Provisions, the PRC domestic company may be ordered to discontinue the related business or suspend its operations for rectification, and its permits or business licenses may be revoked.
Furthermore, on April 2, 2022, the CSRC published the draft Provisions on Strengthening the Confidentiality and Archives Management Related to Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Confidentiality and Archives Management Provisions, for public comments. Pursuant to the Draft Confidentiality and Archives Management Provisions, PRC domestic companies that seek to offer and list securities in overseas markets shall establish confidentiality and archives system. The PRC domestic companies shall obtain approval from the competent authority and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the governmental authorities to the relevant securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity, and shall complete corresponding procedures when providing or publicly disclosing documents and materials which may adversely influence national security and the public interest to the relevant securities companies, securities service agencies or the offshore regulatory authorities or providing or publicly disclosing such documents and materials through its offshore listing entity. The PRC domestic companies shall provide written statements on the implementation on the aforementioned rules to the relevant securities companies and securities service agencies and the PRC domestic companies shall not provide accounting files to an overseas accounting firm unless such firm comply with the corresponding procedures. As of the Latest Practicable Date, the Draft Confidentiality and Archives Management Provisions were released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty.
As of the Latest Practicable Date, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection to the Introduction from the CSRC or any other PRC regulatory agencies that have

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jurisdiction over our operations. If the CSRC or other PRC regulatory authorities subsequently determines that we need to obtain their approval or complete the required filing or other administrative procedures for the Introduction, or if such government authorities promulgate any interpretation or implement rules that would require us to obtain approvals from the CSRC or other regulatory authorities or complete required filing or other administrative procedures for the Introduction, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing or other administrative procedures, or obtain any waiver of aforesaid requirements if and when procedures are established to obtain such waiver. Any failure to obtain or delay in obtaining such approval or completing such filing or other required administrative procedures for the Introduction, or a rescission of any such approval obtained by us, could subject us to sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory authorities may also impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into the PRC or take other actions that could adversely affect our business, operating results and financial condition, as well as our ability to complete the Introduction. The CSRC or any other PRC government authorities may also take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of our Ordinary Shares offered thereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect the trading price of our Ordinary Shares and the ADSs.
We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.
We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. The ability of our PRC subsidiaries to pay dividends and other distributions on equity, in turn, depends on the payment they receive from our Consolidated Affiliated Entities as service fees pursuant to certain Contractual Arrangements among our PRC subsidiaries, our Consolidated Affiliated Entities and our Consolidated Affiliated Entities’ shareholders entered into to comply with certain restrictions under PRC law on foreign investment. Please refer to the sections headed “Contractual Arrangements” and “Connected Transactions” in the Listing Document for further details.
Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and each of our Consolidated Affiliated Entities and their subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.
To address the persistent capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and SAFE, implemented a series of capital control measures in subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principal of genuine transaction. The PRC government may continue to strengthen its

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capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.
In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between Mainland China and Hong Kong, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Under administrative guidance, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, our Hong Kong subsidiary may be able to benefit from the 5% withholding tax rate for the dividends it receives from our PRC subsidiaries, if it satisfies the conditions prescribed under the relevant tax rules and regulations. However, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our PRC subsidiaries and from making loans to our Consolidated Affiliated Entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
We are an offshore holding company conducting our operations in China through our PRC subsidiaries and our Consolidated Affiliated Entities. We may make loans to our PRC subsidiaries and Consolidated Affiliated Entities subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiaries in China.
Any loans to our PRC subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).
SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, which was amended on in December 2019, in replacement of the Circular on the

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Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.
On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-Border Trade and Investment Facilitation, or Circular 28, which took effect on the same day. Circular 28, subject to certain conditions, allows foreign-invested enterprises whose business scope does not include investment, or non-investment foreign-invested enterprises, to use their capital funds to make equity investments in China. As of the Latest Practicable Date, its interpretation and implementation in practice are still subject to substantial uncertainties.
In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or Consolidated Affiliated Entities or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or Consolidated Affiliated Entities when needed.
Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.
Among other things, the M&A Rules established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that Ministry of Commerce be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress of China and effective in 2008, as most recently amended on June 24, 2022 and effective from August 1, 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the relevant anti-monopoly authority before they can be completed. In addition, the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the Ministry of Commerce in December 2020 specify that in respect of foreign investments in military, national defense-related areas or in locations in proximity to military facilities, or foreign investments that would result in acquiring the actual control of enterprises in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, information technology, internet products and services, financial services and technology sectors, the foreign investor or the relevant party in China in relation to the foregoing foreign investments is required to proactively report to the designated governmental

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authorities in advance and shall not proceed the foreign investments until the governmental authorities decide whether to initiate the security review. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations and other applicable laws and regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the competent governmental authority, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
Our ADSs may be delisted and our ADSs and shares prohibited from trading on a national securities exchange or through any other method that is within the jurisdiction of the SEC to regulate, including through over-the-counter trading under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCAA has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADS from being traded on a national securities exchange or in the over-the counter trading market in the U.S. Accordingly, under the current law this could happen in 2024.
On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA.
On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. In June 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with our filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021.
On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, which contains provisions that, if abided by, would give the PCAOB access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely. Despite of the detailed and specific requirements as prescribed in the agreement, if the PCAOB were unable to inspect or investigate completely the registered public accounting firms located in foreign jurisdictions, issuers that use those firms for three consecutive years may still face prohibitions on their securities trading in the U.S..
On December 15, 2022, the PCAOB released a statement confirming it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong, and it issued the 2022 HFCAA Determination Report to vacate its previous determinations to the contrary. Accordingly, our auditor is no longer identified as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. The PCAOB is continuing to demand complete access, and it will act immediately to reconsider such determinations should China obstruct, or otherwise fail to facilitate the PCAOB’s access, at any time. Therefore, there is no guarantee that our auditor would not be identified again by the PCAOB in the future as a registered public accounting firm that the PCAOB is unable

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to inspect or investigate completely. In such event, we would again be subject to the trading prohibition under the HFCAA if we were so identified by the SEC for three consecutive years.
The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditor is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement for three consecutive years, we could be delisted from the Nasdaq Stock Market and our ADSs will not be permitted for trading “over-the-counter” either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our Ordinary Shares and the ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
RISKS RELATING TO OUR ORDINARY SHARES AND THE ADSs
The price and trading volume of our Ordinary Shares and the ADSs may be volatile, which could lead to substantial losses to investors.
The trading price and volume of the ADSs has been volatile. Since the ADSs started to trade on the Nasdaq Global Select Market on May 8, 2020, and up to the Latest Practicable Date, the trading price of our ADSs has ranged from US$1.77 to US$74.67 per ADS, and the daily trading volume of our ADSs has ranged from 0.4 million to 68.9 million. As of the Latest Practicable Date, the closing trading price of our ADSs was US$3.61 per ADS, and the trading volume of our ADSs was 2.13 million. The trading price of the ADSs could continue to fluctuate widely due to factors beyond our control. The trading price and volume of our Ordinary Shares, likewise, can be volatile for similar or different reasons. In particular, the business and performance and the market price and volume of the shares of other companies engaging in similar business to ours or those with operations located mainly in China that have listed their securities in Hong Kong or the United States may affect the price and trading volume of our Ordinary Shares and the ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including technology companies and transaction service platforms, may affect the attitudes of investors toward Chinese companies listed in Hong Kong and/or the United States, which consequently may impact the trading performance of our Ordinary Shares and/or ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to the Group’s operating performance. In addition, a portion of our ADSs may be traded by short sellers, which may further increase the volatility of the trading price of our ADSs. All these fluctuations and incidents may have a material and adverse effect on the trading price of our Ordinary Shares and/or our ADSs.
In addition to market and industry factors, the price and trading volume of our Ordinary Shares and the ADSs may be highly volatile for factors specific to our own operations, including the following:
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macro-economic factors in China;

•
variations in our revenues, earnings, or cash flow;

•
fluctuations in operating metrics;

•
announcements of new investments, acquisitions, strategic partnerships, capital raisings or capital commitments or joint ventures by us or our competitors;

•
announcements of new offerings, solutions and services and expansions by us or our competitors;

RISK FACTORS

•
changes in financial estimates by securities analysts;

•
detrimental negative publicity about us, our services or our industry;

•
announcements of new regulations, rules or policies relevant to our business;

•
additions or departures of key personnel;

•
allegations of a lack of effective internal control over financial reporting, inadequate corporate governance policies, or allegations of fraud, among other things, involving China-based issuers;

•
our major shareholders’ business performance and reputation;

•
release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•
regulatory developments affecting us or our industry;

•
political or trade tensions between the United States and China;

•
actual or potential litigation or regulatory investigations;

•
any share repurchase program;

•
proceedings instituted by the SEC against PRC-based accounting firms, including our independent registered public accounting firm;

•
fluctuations of exchange rates among Renminbi, the Hong Kong dollar and the U.S. dollar; and

•
sales or perceived potential sales of additional Ordinary Shares or ADSs.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares or the ADSs will trade. Furthermore, the stock exchanges on which our Ordinary Shares and the ADSs are traded in general experience price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our Ordinary Shares or the ADSs.
In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether successful or not, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
Substantial future sales or perceived sales of our Ordinary Shares or the ADSs in the public market following the Introduction could materially and adversely affect the price of our Ordinary Shares or the ADSs.
Sales of our Ordinary Shares or the ADSs in the public market, or the perception that these sales could occur, could cause the market price of our securities to decline. Shares held by our existing shareholders may be available for sale subject to the volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act and the applicable lock-up agreements, including those entered into in connection with the Introduction. We cannot predict what effect, if any, market sales of securities held by our significant shareholders, management team or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares or the ADSs.
You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by the Articles, the Companies Act and the common law of the Cayman Islands. The rights of

RISK FACTORS

shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in Hong Kong or some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than Hong Kong or the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Moreover, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholder does not owe any such fiduciary duties to our Company or to our minority shareholders. Accordingly, our controlling shareholder may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Memorandum and Articles, the register of mortgages and charges and any special resolutions passed by shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholder than they would as public shareholders of a company incorporated in the United States.
Certain judgments obtained against us by our shareholders may not be enforceable.
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside of Hong Kong or the United States. Substantially all of our current operations are conducted in China. In addition, some of our current directors and officers are nationals and residents of countries and regions other than Hong Kong or the United States. Most of the assets of these persons are located outside Hong Kong or the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in Hong Kong or the United States in the event that you believe that your rights have been infringed under Hong Kong laws or the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.
Our Articles give us power to take certain actions that could discourage a third party from acquiring us, which could limit our Shareholders’ opportunity to sell their Shares, including Ordinary Shares and the ADSs, at a premium.
Our Articles contain provisions to limit the ability of others to acquire control of our Company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our Shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our Company in a tender offer or similar transaction. Subject to any applicable rules and regulations of authorities of places where securities of the Company are listed, and on the conditions that (a) no new class of shares with voting rights superior to those of the Ordinary Shares will be created; and (b) any variations in the relative rights as between the different classes will not result in the

RISK FACTORS

creation of a new class of shares with voting rights superior to those of the Ordinary Shares, our Board has the authority, without further action by our Shareholders, to issue shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Ordinary Shares, including Ordinary Shares represented by ADSs.
However, our exercise of any such power that may limit the ability of others to acquire control of our Company or cause us to engage in change-of-control transactions under our Articles after the Introduction will be subject to our overriding obligations to comply with all applicable Hong Kong laws and regulations, the Listing Rules, and the Codes on Takeovers and Mergers and Share Buy-backs.
RISKS RELATING TO THE DUAL LISTING
During the Designated Period and 40 days immediately following it, our Shares will not be accepted for deposit in our existing ADR facility, which will adversely affect investors’ ability to exchange Shares for ADSs for trading in the United States.
The arbitrage trades conducted in the circumstances described in “Listings, Registration, Dealings and Settlement” of the Listing Document by the Designated Dealer and the Alternate Designated Dealer will be conducted pursuant to Regulation S of the U.S. Securities Act and will not be registered under the U.S. Securities Act. As such, during the Bridging Period and the 40 days immediately following it, no Shares will be accepted for deposit in our existing ADR facility. Because investors will be precluded from exchanging Shares into ADSs for trading in the United States during the entire Designated Period and the 40 days immediately following it, the liquidity of and demand for our Shares may adversely affected.
An active trading market for our Ordinary Shares on the Hong Kong Stock Exchange might not develop or be sustained and trading prices of our Ordinary Shares might fluctuate significantly.
Following the completion of the Introduction, we cannot assure you that an active trading market for our Ordinary Shares on the Hong Kong Stock Exchange will develop or be sustained. The trading price or liquidity for the ADSs on the Nasdaq Global Select Market might not be indicative of those of our Ordinary Shares on the Hong Kong Stock Exchange following the completion of the Introduction. If an active trading market of our Ordinary Shares on the Hong Kong Stock Exchange does not develop or is not sustained after the Introduction, the market price and liquidity of our Ordinary Shares could be materially and adversely affected.
In 2014, the Hong Kong, Shanghai, and Shenzhen stock exchanges collaborated to create an inter-exchange trading mechanism called Stock Connect that allows international and PRC investors to trade eligible equity securities listed in each other’s markets through the trading and clearing facilities of their home exchange. Stock Connect currently covers over 2,000 equity securities trading in the Hong Kong, Shanghai, and Shenzhen markets. Stock Connect allows PRC investors to trade directly in eligible equity securities listed on the Hong Kong Stock Exchange, known as Southbound Trading; without Stock Connect, PRC investors would not otherwise have a direct and established means of engaging in Southbound Trading. However, since these rules are relatively new, there remains uncertainty as to the implementation details, especially with respect to shares of those companies with a secondary or dual-primary listing on the Hong Kong Stock Exchange. It is unclear whether and when our Ordinary Shares of our Company, a company with a dual-primarily listing in Hong Kong upon the Listing, will be eligible to be traded through Stock Connect, if at all. The ineligibility or any delay of our Ordinary Shares for trading through Stock Connect will affect PRC investors’ ability to trade our Ordinary Shares and therefore may limit the liquidity of the trading of our Ordinary Shares on the Hong Kong Stock Exchange.
The liquidity of our Shares on the Hong Kong Stock Exchange could be limited and the effectiveness of the Liquidity Arrangements is subject to limitations.
Our Shares have not been traded on the Hong Kong Stock Exchange before the Introduction and there could be limited liquidity in our Shares on the Hong Kong Stock Exchange. We cannot assure you that an

RISK FACTORS

active trading market for our Shares on the Hong Kong Stock Exchange will develop or be sustained. In addition, there is no assurance that the price at which Shares are traded on the Main Board of the Hong Kong Stock Exchange will be substantially the same as or similar to the per-share equivalent price at which our ADSs are traded on Nasdaq or that any particular volume of Shares will trade on the Main Board of the Hong Kong Stock Exchange. If an active trading market of our Shares in Hong Kong is not developed or is not sustained after the Introduction, the market price and liquidity of our Shares on the Hong Kong Stock Exchange could be materially and adversely affected.
Throughout the Designated Period, the Designated Dealer and the Alternate Designated Dealer intend to carry out arbitrage activities between the United States and Hong Kong markets subject to the applicable laws and regulations, including not to sell to persons in the U.S. when carrying out the arbitrage activities. See the section headed “Listings, Registration, Dealings and Settlement” in the Listing Document for more information. We can offer no assurance that the Liquidity Arrangements will attain and/or maintain liquidity in our Shares at any particular level on the Hong Kong Stock Exchange, nor is there assurance that an active trading market for our Shares on the Hong Kong Stock Exchange will in fact develop.
The Liquidity Arrangements being implemented in connection with the Introduction are not equivalent to price stabilization activities that are frequently undertaken in connection with initial public offering on the Hong Kong Stock Exchange or other markets.
The time required for the exchange between our Ordinary Shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Ordinary Shares into ADSs involves costs.
There is no direct trading or settlement between the Nasdaq and the Hong Kong Stock Exchange on which our ADSs and Ordinary Shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances, or other factors may delay the deposit of Ordinary Shares in exchange for the ADSs or the withdrawal of Ordinary Shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, we cannot assure you that any exchange for Ordinary Shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.
The characteristics of the U.S. capital markets and the Hong Kong capital markets are different.
Upon the Listing, we will be subject to the Hong Kong Stock Exchange and the Nasdaq Global Select Market listing and regulatory requirements concurrently. The Nasdaq Global Select Market and the Hong Kong Stock Exchange have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Ordinary Shares and the ADSs representing them might not be the same, even allowing for currency differences. Fluctuations in the price of the ADSs due to circumstances peculiar to its home capital market could materially and adversely affect the price of our Ordinary Shares. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historic market prices of the ADSs may not be indicative of the performance of our securities (including our Ordinary Shares) after the Introduction.
We may fail to meet our publicly announced guidance or other expectations about our business, which could cause our stock price to decline.
We may from time to time provide guidance regarding our expected financial and business performance. Correctly identifying key factors affecting business conditions and predicting future events is inherently an uncertain process, and our guidance may not ultimately be accurate in all respects. Our guidance is based on certain assumptions, such as those relating to operating costs and expenses. If our guidance varies from actual results, the market value of our Ordinary Shares and/or ADSs could decline significantly.

RISK FACTORS

There is uncertainty as to whether Hong Kong stamp duty will apply to the trading of the ADSs or deposits in or withdrawals from the ADSs facility following our Listing of our Ordinary Shares on the Stock Exchange.
In connection with our Listing of Ordinary Shares in Hong Kong, we will establish a branch register of members in Hong Kong, or the Hong Kong share register. Our Ordinary Shares that are traded on the Hong Kong Stock Exchange, including those to be issued in the Introduction and those that would be delivered upon surrender of ADSs for the purpose of withdrawals, will be registered on the Hong Kong share register, and the trading of these Shares on the Stock Exchange will be subject to the Hong Kong stamp duty. To facilitate deposits in and withdrawals from the ADS facility and trading between the Nasdaq Global Select Market and the Stock Exchange, we also intend to move a portion of our issued Ordinary Shares from our register of members maintained in the Cayman Islands to our Hong Kong share register.
Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.26% of the greater of the consideration for, or the value of, shares transferred, with 0.13% payable by each of the buyer and the seller. See “Information about this Listing Document and the Introduction — Dealings and Settlement of Shares in Hong Kong” in the Listing Document.
To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or deposits in or withdrawals from ADSs facilities of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their common shares, including common shares represented by ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading of ADSs or deposits in or withdrawals from ADSs facilities of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered common shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to those transactions, the trading price and the value of your investment in our Ordinary Shares and/or the ADSs may be affected.
The deposit of our Ordinary Shares for delivery of ADSs and the surrender of ADSs for cancelation and withdrawal of our Ordinary Shares may adversely affect the liquidity or trading price of our securities.
The ADSs are currently traded on the Nasdaq Global Select Market. Subject to compliance with U.S. securities laws and the terms of the deposit agreement, holders of our Ordinary Shares may deposit Ordinary Shares with the depositary for delivery of ADSs. Any holder of ADSs may also withdraw the underlying Ordinary Shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Ordinary Shares are deposited with the depositary for delivery of ADSs or that a substantial number of ADSs are surrendered for cancelation and withdrawal of our Ordinary Shares, the liquidity and trading price of our Ordinary Shares on the Hong Kong Stock Exchange and the ADSs on the Nasdaq Global Select Market may be adversely affected.
The time required for the deposit of our Ordinary Shares for delivery of ADSs and the surrender of ADSs for cancelation and withdrawal of our Ordinary Shares might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and such actions may involve costs.
There is no direct trading or settlement between the Nasdaq Global Select Market and the Hong Kong Stock Exchange on which the ADSs and our Ordinary Shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances, or other factors may delay the deposit of Ordinary Shares for delivery of the ADSs or the surrender of ADSs for cancelation and withdrawal of our Ordinary Shares. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, we cannot assure you that any deposit of our Ordinary Shares for delivery of ADSs or surrender of ADSs for cancelation and withdrawal of our Ordinary Shares will be completed in accordance with the timelines that investors may anticipate.

RISK FACTORS

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Ordinary Shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs, and annual service fees. As a result, shareholders who deposit Ordinary Shares for delivery of ADSs or surrender ADSs for cancelation and withdrawal of our Ordinary Shares may not achieve the level of economic return they may anticipate.
We incur increased costs as a result of being a public company.
As a public company listed on the Nasdaq Stock Market, we incur and will continue to incur significant legal, accounting and other expenses for compliance with regulatory requirement. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier.
In addition, we will also incur additional costs as a result of the Listing on the Hong Kong Stock Exchange. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements from regulatory authorities. In addition, we may incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to relevant rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.
We may be subject to securities litigation, which is expensive and could divert management attention.
Companies that have experienced volatility in the volume and market price of their shares have been subject to an increased incidence of securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.
Purchasers of our Ordinary Shares will incur immediate and significant dilution and may experience further dilution if we issue additional shares or other equity securities in the future, including pursuant to the share incentive schemes.
In order to expand our business, we may consider offering and issuing additional shares or other equity securities in the future. Purchasers of our ordinary Shares may experience dilution in the net tangible asset value per share of their Ordinary Shares if we issue additional shares or other equity securities in the future at a price which is lower than the net tangible asset value per Ordinary Share at that time. Furthermore, we may issue ordinary shares pursuant to the share incentive schemes, which would further dilute Shareholders’ interests in our Company.
The Company expects to issue additional Shares with an aggregate USD equivalent amount of approximately RMB962.6 million on June 30, 2023 pursuant to the Camelot Merger Agreement (as defined in section headed “History, Development and Corporate Structure”) (the “Closing of Camelot Merger Agreement”). For further details of such transactions, see sections headed “History, Development and Corporate Structure — Acquisition of Camelot and Camelot Technology.”
For illustrative purpose only, set out below is a summary of the shareholding structure of the Company (i) as of the Latest Practicable Date and (ii) immediately after the Closing of Camelot Merger Agreement, assuming no other Shares of the Company will be issued from the Latest Practicable date to the date of the Closing of Camelot Merger Agreement, with the assumption that the volume-weighted average price of the Company’s ADSs listed on the Nasdaq for thirty (30) trading days immediately preceding June 30, 2023 to be (a) USD34.96 (being the highest closing price of the ADSs of the Company for the 12 months ended June 30,

RISK FACTORS

2022), (b) USD2.56 (being the lowest closing price of the ADSs of the Company for the 12 months ended June 30, 2022) and (c) USD18.76 (being the mid-point of the highest and the lowest closing price of the ADSs of the Company for the 12 months ended June 30, 2022) (the “High-end Assumed Price”, “Low-end Assumed Price”, and “Mid-point Assumed Price”, respectively):
(a)
Based on High-end Assumed Price of USD34.96 and exchange rate of RMB6.6981 to USD1.00

	As at the Latest Practicable Date		Immediately after the Closing of Camelot Merger Agreement
	Number of Approximate Shares	%	Number of Approximate Shares	%
Kingsoft Corporation	1,423,246,584	37.40%	1,423,246,584	36.81%
Xiaomi Corporation	449,701,000	11.82%	449,701,000	11.63%
Camelot shareholders in relation to Closing of Camelot Merger Agreement (including Camelot Founders and non-founder shareholders of Camelot)(1) (“Relevant Camelot Shareholders”)	213,137,581	5.60%	274,799,078(2)	7.11%
Other shareholders	1,719,199,636	45.18%	1,719,199,636	44.46%
Total	3,805,284,801	100.00%	3,866,946,298	100.00%

Notes:
(1)
Including (i) the Camelot Founders holding 89,453,974 Shares and 73,034,892 Shares, representing approximately 2.35% and 1.92% of the issued share capital of the Company as of the Latest Practicable Date; and (ii) 22 non-founder shareholders of Camelot, in aggregate holding 50,648,715 Shares, representing approximately 1.33% of the issued share capital of the Company as of the Latest Practicable Date.

(2)
Including new issuance of holdback Shares with an aggregate USD equivalent amount of approximately RMB190 million to be issued to the Camelot Founders, representing approximately 12,170,875 Shares based on High-end Assumed Price of USD34.96, representing approximately 0.31% of the issued share capital of the Company Immediately after the Closing of Camelot Merger Agreement.

(b)
Based on Low-end Assumed Price of USD2.56 and exchange rate of RMB6.6981 to USD1.00

	As at the Latest Practicable Date		Immediately after the Closing of Camelot Merger Agreement
	Number of Approximate Shares	%	Number of Approximate Shares	%
Kingsoft Corporation	1,423,246,584	37.40%	1,423,246,584	30.62%
Xiaomi Corporation	449,701,000	11.82%	449,701,000	9.68%
Relevant Camelot Shareholders(1)	213,137,581	5.60%	1,055,202,402(2)	22.71%
Other shareholders	1,719,199,636	45.18%	1,719,199,636	36.99%
Total	3,805,284,801	100.00%	4,647,349,622	100.00%

Notes:
(1)
Please refer to Note 1 under table headed “(a) Based on High-end Assumed Price of USD34.96 and exchange rate of RMB6.6981 to USD1.00” in this section above.

(2)
Including new issuance of holdback Shares with an aggregate USD equivalent amount of approximately RMB190 million to be issued to the Camelot Founders, representing approximately 166,208,514 Shares based on Low-end Assumed Price of USD2.56, representing approximately 3.58% of the issued share capital of the Company Immediately after the Closing of Camelot Merger Agreement. The Listing Document

RISK FACTORS

(c)
Based on Mid-point Assumed Price of USD18.76 and exchange rate of RMB6.6981 to USD1.00

	As at the Latest Practicable Date		Immediately after the Closing of Camelot Merger Agreement
	Number of Approximate Shares	%	Number of Approximate Shares	%
Kingsoft Corporation	1,423,246,584	37.40%	1,423,246,584	36.31%
Xiaomi Corporation	449,701,000	11.82%	449,701,000	11.47%
Relevant Camelot Shareholders(1)	213,137,581	5.60%	328,046,213(2)	8.37%
Other shareholders	1,719,199,636	45.18%	1,719,199,636	43.85%
Total	3,805,284,801	100.00%	3,920,193,433	100.00%

Notes:
(1)
Please refer to Note 1 under table headed “(a) Based on High-end Assumed Price of USD34.96 and exchange rate of RMB6.6981 to USD1.00” in this section above.

(2)
Including new issuance of holdback Shares with an aggregate USD equivalent amount of approximately RMB190 million to be issued to the Camelot Founders, representing approximately 22,680,906 Shares based on Mid-point Assumed Price of USD18.76, representing approximately 0.58% of the issued share capital of the Company Immediately after the Closing of Camelot Merger Agreement.

There can be no assurance of the accuracy or completeness of certain facts, forecasts and other statistics obtained from various government publications, market data providers and other independent third-party sources, including the industry expert reports, contained in the Listing Document.
The Listing Document, particularly the sections headed “Business” and “Industry Overview,” contains information and statistics relating to our industry. Such information and statistics have been derived from third-party reports, either commissioned by us or publicly accessible, and other publicly available sources. We believe that the sources of the information are appropriate sources for such information, and we have taken reasonable care in extracting and reproducing such information. However, we cannot guarantee the quality or reliability of such source materials. The information has not been independently verified by us, the Joint Sponsors or any other party involved in the Introduction, and no representation is given as to its accuracy. Collection methods of such information may be flawed or ineffective, or there may be discrepancies between published information and market practice, which may result in the statistics being inaccurate or not comparable to statistics produced for other economies. You should therefore not place undue reliance on such information. In addition, we cannot assure you that such information is stated or compiled on the same basis or with the same degree of accuracy as similar statistics presented elsewhere. In any event, you should consider carefully the importance placed on such information or statistics.

INDUSTRY OVERVIEW

The following section sets forth new information and statistics relating to the industry in which we operate. Such information and statistics were extracted from different official government publications, available sources from public market research, and other sources from independent suppliers. In addition, we engaged Frost & Sullivan for preparing the Frost & Sullivan Report, an independent industry report. Such information and statistics are incorporated by reference into the registration statement on Form F-3 (File No. 333- 260181) filed with the SEC on October 12, 2021.

SOURCES OF INFORMATION
The Company commissioned Frost & Sullivan, an independent market research and consulting company, to conduct an analysis of the cloud service industries in China as well as all over the world.
Frost & Sullivan is an independent global consulting firm, founded in 1961 in New York. It offers industry research and market strategies and provides growth consulting and corporate training. It has over 40 offices worldwide with over 2,000 industry consultants, market research analysts and economists. We are contracted to pay a fee of RMB700,000 to Frost & Sullivan in connection with the preparation of the F&S Report.
During the preparation of the market research report, Frost & Sullivan performed both (i) primary research, which involved in-depth interviews with leading industry participants and industry experts; and (ii) secondary research, which involved review of company reports, independent research reports and data based on Frost & Sullivan’s own research database. Projected data was obtained from historical data analysis plotted against macroeconomic data with reference to specific industry-related factors. Unless otherwise noted, all of the data and forecasts contained in this section are derived from the F&S Report, various official government publications and other publications. The F&S Report was compiled based on the following assumptions: (i) China’s economy is likely to maintain a steady growth in the next decade; (ii) China’s social, economic and political environment is likely to remain stable in the forecast period from 2021 to 2026, which ensures the stable and healthy development of the China’s cloud service industries; and (iii) COVID-19 pandemic will affect the global economy stability in the short term. Our Directors confirm that after taking reasonable care, there has been no material adverse change in the overall market information since the date of the F&S Report that would materially qualify, contradict or have an impact on such information. The reliability of the F&S Report may be affected by the accuracy of the foregoing assumptions and factors.
INTRODUCTION OF CLOUD SERVICE
Cloud services offer on-demand access to a shared pool of configurable computing and storage IT resources which can be readily deployed and easily scaled. It is one of the world’s fastest growing IT industries, according to Frost & Sullivan, with a growth CAGR of 20.8% from 2017 to 2021. As the world is marching towards the era of digital transformation, cloudization, which refers to the process of cloud adoption, becomes an inevitable process for enterprises and organizations. According to Frost & Sullivan, the market size of global cloud service increased from US$260.2 billion in 2017 to US$554.8 billion in 2021 and will further reach US$1,168.5 billion in 2026. With the benefits of cloudization continuing to manifest in different industries, the cloud service market is expected to continue its strong growth in the future.
Historically, enterprises invested in in-house IT infrastructure and equipment to support the growing needs for computing, storage and delivery resources. However, these traditional IT models created massive complexity, cost, technical debt, and a tangled web of dependencies for enterprises. In recent years, with the trending of digital transformation, the enterprise-level technology industry has undergone a massive transition from in-house hardware and software to on-demand cloud services. This transition is driven by a wide variety of benefits that cloud service offers, compared with the traditional IT model:
•
Cost reduction.   Cloud services significantly reduce enterprises’ upfront capital expenditures and ongoing expenses for purchasing, installing, maintaining, and upgrading their own IT infrastructure. Instead of hiring, training, and managing professional staff that operate and maintain IT models,

INDUSTRY OVERVIEW

enterprises can entrust these tasks to professional cloud services providers and enjoy instant, reliable, and cost-efficient services on a pay-as-you-go basis.
•
Agility, scalability and reliability.   Enterprises’ storage and computing demand varies from time to time as they proceed to different development stages. Cloud services allow enterprises to scale up or down their capacity in response to their demands flexibly and timely. Instead of upgrading or downgrading their own IT infrastructure, which may be time- and cost-consuming, enterprises can rely on cloud service providers for ready-to-use cloud capacity that fulfills their varying commercial needs. Underpinned by the latest and secured IT resources, cloud service providers deliver consistent and reliable high-performance services with added benefits on data protection and disaster recovery.

•
Technological innovation.   Cloud technology is a new approach to create and build next generation applications, unlocking the potential for solutions that traditional IT models cannot offer, including big data analytics, machine learning, edge computing and beyond.

OVERVIEW OF THE U.S. AND CHINA’S CLOUD SERVICE MARKET
The cloud service market has been undergoing strong and steady growth since 2014 with the U.S. being the largest market and China replacing European Union becoming the second largest market in the world since 2018, according to Frost & Sullivan.
Compared to the U.S. cloud service market, the Chinese market is still at an relatively early stage with tremendous potential, given its relatively lower cloud service penetration rate and multi-cloud deployment rate and, as a result, its smaller market size. According to Frost & Sullivan, the size of U.S. cloud services market increased from US$153.8 billion in 2017 to US$372.7 billion in 2021, representing a CAGR of 24.8%, and is expected to reach US$950.5 billion in 2026, representing a CAGR of 20.6% from 2021 to 2026. The Chinese market size increased from US$12.7 billion in 2017 to US$45.4 billion in 2021, representing a CAGR of 37.5%, and is expected to reach US$120.0 billion in 2026, representing a CAGR of 21.4% from 2021 to 2026. While the cloud services as a percentage of total IT spending in the U.S. was 12.1% and 22.1% in 2017 and 2021, respectively, and is expected to reach 39.3% in 2026, the same percentage in China was 3.6%, 9.7%, respectively, and is expected to reach 21.1% in 2026.
The below chart shows the market size and penetration rate of cloud service in the U.S. and China:

Source:   Frost & Sullivan Report
Driven by the need to prevent data loss and downtime due to localized component failure in a single cloud, to ensure continued high-quality performance, to reduce latency by geographical distribution of

INDUSTRY OVERVIEW

processing requests and to minimize the dependency on a single cloud service provider, and in light of the evolving regulatory environment, multi-cloud deployment becomes an essential trend in China. In 2021, while 87.9% of enterprises with over 1,000 employees deployed multi-cloud in the U.S., only 48.7% of those in China were doing the same. China’s multi-cloud deployment rate is expected to further increase to 70.0% in 2026, approaching that in the U.S., being expected at 93.1%.

Source:   Frost & Sullivan Report
Note:   Multi-cloud deployment rate is calculated among enterprises with over 1,000 employees.
According to Frost & Sullivan, the key difference between the cloud service markets of China and the U.S. in development is the maturity level of IT infrastructure. While the U.S. developed its cloud service market with a first mover advantage, building on its relatively mature IT infrastructure with low telecommunication costs, high network penetration, high broadband penetration, and advanced R&D integration, China started to construct its IT infrastructure and cloud service market simultaneously at a relatively later stage with a higher demand for dedicated and local cloud deployment. However, as cloud service markets in both the U.S. and China are driven by fast development of the internet industry and digital transformation of enterprises (initially internet enterprises, currently also traditional enterprises and public service organizations), the two cloud service markets present certain similarities:
•
Cloud infrastructure businesses, such as computing and storage, are the primary business of leading cloud services companies in the U.S. and China, with similar growth rates and long-term steady-state margins.

•
Public cloud contributes the bulk of growth, with an overall trend towards multi-cloud deployments.

•
The scale of dedicated deployment of cloud service continues to grow as traditional industries deepen their digital transformation, becoming a focus for cloud service providers.

•
Leading cloud service vendors have accumulated their market shares, and are expected to continue to acquire market shares, especially for public cloud.

CHINA’S CLOUD SERVICE MARKET
According to Frost & Sullivan, based on the industries and verticals of customers, China’s cloud service market could be divided into (i) services for internet enterprises, or internet cloud service market, and (ii) services for non-internet enterprises, mainly traditional enterprises and organizations.

INDUSTRY OVERVIEW

China’s Internet Cloud Service Market
Internet cloud refers to cloud services provided to internet companies, including video, gaming, e-commerce, collaborative office automation and others. The massive data demand of the internet industry is one of the main drivers of China’s cloud service market. The internet enterprises adopt cloud services early, and the percentage of companies choosing cloud service is higher than that of other industries. The cloud service penetration in enterprises is measured by the number of enterprises that have implemented cloud service (either private or public) divided by the total number of enterprises.
The internet cloud service market in China grew from RMB25.0 billion in 2017 to RMB89.3 billion in 2021, with a CAGR of 37.5%. With the increasing number of internet companies adopting cloud services and the growing expenditure on cloud computing, the internet cloud service market in China is expected to reach RMB178.6 billion in 2026, representing a CAGR of 14.9% from 2021 to 2026.
The following chart sets forth the market size and growth of China’s internet cloud service market and its sub-sectors:

Market Size of China's Internet Cloud Service Market by Vertical (2017-2026E)

CAGR	2017-2021	2021-2026E
Total	37.5%	14.9%
Video	43.8%	16.5%
Gaming	46.7%	14.7%
E-Commerce	31.7%	11.9%
Collaborative OA	27.8%	21.5%
Others	25.4%	13.8%

RMB bn
Video
Gaming
E-Commerce
Collaborative OA
Others
0
20
40
60
80
100
120
140
160
180
25.0
6.7
5.4
6.5
1.2
5.2
36.7
11.3
7.8
10.5
1.5
5.6
53.9
18.5
11.5
15.8
1.8
6.3
71.6
23.6
18.3
17.7
2.5
9.6
89.3
28.7
25.0
19.6
3.2
12.9
98.5
31.9
27.8
20.6
3.8
14.4
102.7
33.7
28.9
20.8
4.3
15.1
113.7
37.7
31.9
22.6
5.0
16.5
132.0
44.5
37.1
25.6
6.0
18.7
178.6
61.5
49.7
34.4
8.5
24.6
2017
2018
2019
2020
2021
2022E
2023E
2024E
2025E
2026E

Source:   Frost& Sullivan Report
Note:   Due to rounding, numbers may not add up precisely to the totals.
China’s Non-internet Cloud Service Market
Non-internet cloud service mainly refers to the utilization of cloud technology to aid traditional non-internet enterprises and organizations in carrying out digital transformation. Due to their complicated operation structure and process, they generally have higher demand for compatibility, reliability, privacy, and security on cloud products with dedicated services and customized local deployment.
Since 2015, the State Council of the People’s Republic of China and Ministry of Industry and Information of the People’s Republic of China have published various policies and instructions to facilitate cloud technology and cloudization in China, especially for traditional enterprises and organizations. Following the deepening process of digital transformation, cloud technology continues to integrate with the daily operations of traditional enterprises and organizations, and the adoption of dedicated services provided by cloud vendors evolved as an inevitable trend for their digital transformation. To seize the opportunities of this trend, cloud service providers must be able to migrate, build, manage, and operate the exclusive cloud service

INDUSTRY OVERVIEW

in multiple regions for traditional clients and to satisfy their strong demand for data security and advanced technical support. As China’s non-internet enterprises start to embrace cloudization, cloud service providers with dedicated and full-stack deployment capacity have become customers’ primary choice.
In 2021, the cloud service penetration rate among non-internet enterprises in China was only 26.8%, as compared to 93.5% among internet enterprises. As traditional non-internet industries, such as public services, financial services, manufacturing, and healthcare, start to tap into the agility, flexibility and scalability of cloud service, the massive demand further drives the development of the non-internet cloud service market. The market size increased from RMB61.0 billion in 2017 to RMB203.9 billion in 2021, representing a CAGR of 35.2%, and is expected to reach RMB565.6 billion in 2026, representing a CAGR of 22.6% from 2021 to 2026.
The following chart sets forth the market size and growth of China’s non-internet cloud service market and its sub-sectors:

Source:   Frost & Sullivan Report
Note:   Due to rounding, numbers may not add up precisely to the totals.
China’s Public Cloud Service Market
Public cloud is a crucial part of China’s overall cloud service market and has been experiencing significant growth since 2014, primarily due to the rapid growth and expansion of Chinese internet enterprises. According to Frost & Sullivan, it is one of the fastest growing cloud service markets in the world in terms of market growth CAGR from 2017 to 2021. The market size of public cloud in China has increased from RMB35.6 billion in 2017 to RMB155.0 billion in 2021, representing a CAGR of 44.4%, and is expected to reach RMB373.0 billion in 2026, representing a CAGR of 19.2% from 2021 to 2026.
The public cloud service market can be further divided into three sub-sectors, namely Infrastructure-as-a-Service (“IaaS”), Platform-as-a-Service (“PaaS”) and Software-as-a-Service (“SaaS”). China’s cloud service market is still fast growing with tremendous number of enterprises migrating from traditional IT models to cloud services. As a result, IaaS has experienced significant growth in the past few years and forms the largest part of the public cloud service market in China. Looking forward, as enterprises demand higher level of digital transformation services, essential demand for IT infrastructure and IaaS remain as a main growth driver of China’s public cloud service market. Leading IaaS players, leveraging their extensive infrastructure,

INDUSTRY OVERVIEW

advanced cloud technology, and transferrable customer base, are better positioned to extend their spectrum of services to PaaS market and the above application layers.
The following chart sets forth the market size and growth of China’s public cloud service market and its sub-sectors:

Source:   Frost & Sullivan Report
Note:   Due to rounding, numbers may not add up precisely to the totals.
KEY GROWTH DRIVERS OF CHINA’S CLOUD SERVICE MARKET
The following factors are expected to drive the development and growth of China’s cloud service market, according to Frost & Sullivan.
•
Massive, high-growth demand from internet verticals.   The internet penetration has been increasing in China, with an increasing number of mobile users. A wide spectrum of business is transforming themselves to offer internet-based services to their customers. In particular, verticals such as video, gaming, and e-commerce have been rising, driving further demand for cloud resources. Demands for internet cloud services in these verticals are expected to continue to grow in the future.

•
Increasing penetration in traditional enterprises and organizations.   Cloud service penetration is expected to increase in traditional enterprises and organizations. Customers in traditional industries in China are starting to recognize the benefit of cloud services and are incentivized to migrate to the cloud given the advantages of cost-saving, security and productivity. According to Frost & Sullivan, in 2021, while 56.7% of traditional enterprises and organizations in the U.S. were using cloud services, only 26.8% of those in China were doing the same. As digital transformation continues in traditional industries such as healthcare, manufacturing and automobile, cloud service providers in China are well positioned to seize the significant opportunities brought by the migration to cloud of traditional enterprises and organizations. Notably, China’s automotive industry is booming demand for cloud services, with the increasing cloud service penetration in automobile manufacturing, autonomous driving, and R&D. According to Frost & Sullivan, the market size of China’s cloud service market by intelligent automotive industry was RMB1.8 billion in 2021 and will reach RMB36.2 billion in 2026, representing a CAGR of 81.7% from 2021 to 2026.

•
The large-scale launching of new technologies like 5G, AI, VR/AR and IoT.   The deployment of 5G technology provides internet and mobile users with significantly higher transmission speed and

INDUSTRY OVERVIEW

considerable reduction of latency. Such improvement empowers the wide adoption of AI applications by enabling the large amount of data computing and processing involved in the development of deep learning and application of AI functions to terminal devices. Together, the new technologies become the driving force for IoT as they allow fast data transmission, elastic computing resource, great interconnectivity and control of devices, therefore creating demand for cloud services.
•
Requirement for dedicated industry specific cloud services.   Chinese enterprises have strong demand for cloud products with dedicated services. As cloud service vendors start to provide customized and full-stack cloud deployment, a higher demand of vertical-specific cloud services has evolved. Sophisticated vertical-specific cloud solutions that can serve clients’ requirement from IaaS, PaaS to higher application cloud layers, with full-stack, stable, flexible, dedicated, and local customized local cloud deployment capacity will continuously capture the market.

•
Favorable government policies for the development of cloud services.   The Chinese government has prioritized the development of cloud services in recent years, according to Frost & Sullivan. Since the beginning of the 12th Five-Year Plan (2010-2015), a huge amount of investment has been made in cloud service industry, and is expected to further increase during the 14th Five-Year Plan (2021-2025). In 2019, the Chinese government promoted the concept of Internet Plus public service, encouraging public service organizations to adopt cloud services in their digital transformation, which once again recognized the strategic importance of cloud services to China’s economy. For example, the Digital Economy Development Plan in the 14th Five-Year Plan period (2021-2025) encouraged to develop data-center clusters, carry out collaborative construction between data centers, cloud computing and big data, and bridge the gap between eastern and western regions in computing resources, and the 14th Five-Year Plan for National Economic and Social Development and the Long-Range Objectives Through the Year 2035 promoted to accelerate the iterative upgrade of cloud operating systems, promote ultra-large-scale distributed storage, elastic computing, data virtual isolation and other technological innovations to improve the level of cloud security.

•
Higher requirement on data compliance, data loss prevention, and non-conflict of interest.   Policies such as Cybersecurity Review Measures promulgated by the CAC and several other PRC governmental authorities in December 2021, and officially implemented in February 2022, have accelerated enterprises’ increasing adoption of cloud applications to fulfill the core demands of data compliance and security, expanding the deployment of cloud services to a wider range of industries in China. Meanwhile, requirement on neutrality and data loss prevention will further drive the market through increasing needs for dedicated and multi-cloud deployment.

•
Demand for internet infrastructure construction.   With the continuous optimization of network infrastructure construction to support enterprises’ internet related development, more cloud applications are in turn to be involved. In 2018, the Central Economic Work Conference firstly promoted the New Infrastructure Construction to facilitate the development of IT infrastructure including cloud computing. In December 2021, the Chinese government released the Digital Economy Development Plan in the 14th Five-Year Plan period (2021-2025) to enhance the construction of digital infrastructure to achieve the world’s leading level. These policies and investments will further stimulate the growth of China’s cloud service market.

•
Accelerated digitalization amid COVID-19.   Since 2020, the global outbreak of COVID-19 has fundamentally transformed the way people live and the way enterprises operate. The pandemic accelerates the digital transformation and therefore facilitates enterprises to prioritize their IT expenditure on cloud services. As a result, a faster than expected trend of offline to online deployment emerged among enterprises will further accelerate the development of the cloud service market.

•
Overseas expansion.   As Chinese enterprises tap into overseas markets, cloud network and infrastructure will expand globally as well. Given the relatively intense competition environment in the U.S. and Chinese market, emerging markets become the new focus of Chinese enterprises’ overseas expansion, representing significant growth potentials for cloud service providers in China.

INDUSTRY OVERVIEW

COMPETITIVE LANDSCAPE
With the presence of a few major players, the cloud service market in China is relatively concentrated. The total market size by revenue of cloud services in China reached RMB293.3 billion in 2021. The aggregate market share of the top seven players in China’s cloud service market was 53.0% in 2021. Among all the players, Kingsoft Cloud ranked the fourth largest cloud service provider in China with a market share of 3.1%.

Source:   Frost & Sullivan Report
Notes:
(1)
Company A, headquartered in Hangzhou, is a leading technology company specializing in retail, consumer services and technology solutions. Its cloud business primarily consists of cloud computing solutions providing based on cloud server, cloud database, and cloud storage. Company A is the cloud business unit of a company listed on New York Stock Exchange and Hong Kong Stock Exchange.

(2)
Company B, headquartered in Shenzhen, is a leading technology company that provides internet-related services and solutions that cover areas including entertainment, artificial intelligence and other technologies. Its cloud sector mainly includes cloud computing, big data and industry-specific solutions. Company B is the cloud business unit of a company listed on Hong Kong Stock Exchange.

(3)
Company C, headquartered in Shenzhen, is a leading technology company which primarily designs, develops and sells telecommunication solutions and consumer electronics. Its cloud segment mostly provides products including elastic cloud server, cloud database, and scenario-based solutions.

(4)
Company D, headquartered in Beijing, is a leading telecommunication company. Its cloud business principally offers cloud computing services including cloud hosting, CDN, big data, and industry-based solutions. Company D is the cloud business unit of a company listed on Shanghai Stock Exchange and Hong Kong Stock Exchange.

(5)
Company E, headquartered in Beijing, is a leading internet platform specializing in internet-related services and AI solutions. Its cloud segment mostly focuses on cloud computing and provides services related to cloud server, cloud hosting, cloud storage, and CDN. Company E is listed on Nasdaq and Hong Kong Stock Exchange.

(6)
Company F, headquartered in the U.S., is a leading technology company specializing in retail, consumer services and on-demand technology services, including compute, storage, database, analytics, machine learning, and other services. Its cloud business chiefly offers cloud computing and cloud-based solutions. Company F is the cloud business unit of a company listed on Nasdaq.

In terms of public cloud service, Kingsoft Cloud ranked the top five largest public cloud service provider with the second fastest public cloud revenue CAGR and increasing market share from 2019 to 2021, according to Frost & Sullivan. In 2021, the market size of China’s public cloud reached RMB155.0 billion. The aggregate market share of the top seven players in China’s public cloud service market in terms of revenue was 66.0% in 2021. Among all the players, Kingsoft Cloud ranked the fifth largest public cloud service provider with a market share of 4.0% in 2021.

INDUSTRY OVERVIEW

Source:   Frost & Sullivan Report
In terms of total cloud service revenue CAGR from 2019 to 2021, Kingsoft Cloud ranked as the second, with a CAGR of 51.3% among major leading cloud service providers in China.

Source:   Frost & Sullivan Report
In terms of public cloud service revenue CAGR from 2019 to 2021, Kingsoft Cloud also ranked as the second, with a CAGR of 33.4% among major leading public cloud service providers in China.

Source:   Frost & Sullivan Report

INDUSTRY OVERVIEW

KEY ENTRY BARRIERS
Similar to the U.S., the cloud service market in China has been undergoing consolidation. Incumbents have established significant competitive advantages against potential entrants. According to Frost & Sullivan, key entry barriers include:
•
Ability to serve enterprise customers and enhance customer stickiness.   Scaled players have built the capability to serve enterprise customers which are generally sticky. The capability is continuously underpinned by knowledge of client industry, premium service delivery, advanced technology, and extensive infrastructure qualification. Enterprises are likely to stick with their existing cloud service provider and increase procurement as business grows to avoid potentially significant transfer and adaption costs associated with changing cloud service providers.

•
Capacity to provide in-house cloud-native technology and solutions.   Cloud-native technology is one of the core entry barriers of the industry. The ability to provide cloud native services with in-house products and solutions has become increasingly important to acquire customers. Companies that are well armed with cloud-native technology to provide tailor-made in-house cloud solutions to its clients will continuously win the market.

•
First-mover advantage.   Incumbents of the cloud service market have accumulated valuable technology and industry know-how, constructed well-developed cloud infrastructures and gained customer relationships, brand value, product capabilities and business scale, which takes years to build. New and potential entrants have difficulties in building the scale in a short period of time.

•
Technology know-how.   The cloud service market is heavily technology-based. Equipped with most of the talented personnel, technology know-how, patents and operational excellence, incumbents have built technology moats against potential entrants.

•
Industry know-how.   Demand for vertical-specific cloud services has evolved as one of the key growth drivers of China’s cloud service market. Experienced cloud service providers with in-depth view of specific verticals are better positioned to capture this opportunity and to optimize customer experiences by providing dedicated industry specific cloud services, compared with new entrants.

•
High capital investment.   Economies of scale are one of the main characteristics of the cloud service industry. The cloud service market requires large upfront capital investment to construct cloud infrastructures, to build research and development capability, and to expand sales channels. This requisite significantly weakens the competitiveness of smaller players in the cloud service market. IaaS cloud business requires significant upfront investment in infrastructure and network resources, which had a relatively long ramp-up period. Moreover, in the past few years there had been intensive competition, including competitive pricing, in China’s cloud market. Therefore the breakeven period for IaaS cloud service providers is typically over 12 years, according to Frost & Sullivan.

REGULATIONS

The following section sets forth updated information concerning certain regulations to which we are subject subsequent to our 2021 20-F filed with the SEC on May 2, 2022, and is incorporated by reference into the registration statement on Form F-3 (File No. 333- 260181) filed with the SEC on October 12, 2021.

REGULATIONS RELATING TO PRIVACY PROTECTION
In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Cybersecurity Law imposes certain data protection obligations on network operators, including that network operators may not disclose, tamper with, or damage the personal information that they have collected, or provide the personal information to others without obtaining consent from the persons whose information is collected. Moreover, network operators are obligated to delete unlawfully collected information and to amend incorrect information.
The Several Provisions on Regulating the Market Order of Internet Information Services (《規範互聯網信息服務市場秩序若干規定》), issued by the MIIT on December 29, 2011 and effective on March 15, 2012, stipulate that internet information service providers may not collect any user personal information or provide any such information to third parties without the consent of a user, unless otherwise stipulated by laws and administrative regulations. “User Personal information”is defined as information relevant to the users that can lead to the recognition of the identity of the users independently or in combination with other information. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information as necessary for the provision of its services. An internet information service provider is also required to properly store user personal information, and in case of any leak or likely leak of the user personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.
Pursuant to the Decision on Strengthening the Protection of Online Information (《關於加強網絡信息保護的決定》), issued by the Standing Committee of the National People’s Congress in 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information (《電信和互聯網用戶個人信息保護規定》), issued by the MIIT in 2013, any collection and use of a user’s personal information must abide by the principles of legality, rationality and necessity, explicitly state the purpose, manners and scopes of the information collection and uses, obtain the consent of the user and shall not violate the provisions of laws, regulations and the agreement with the users. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and any other measures necessary to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.
Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens (《最高人民法院、最高人民檢察院、公安部關於依法懲處侵害公民個人信息犯罪活動的通知》) issued and effective on April 23, 2013 and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens (《最高人民法院、最高人民檢察院關於辦理侵犯公民個人信息刑事案件適用法律若干問題的解釋》) issued on May 8, 2017 and effective on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable

REGULATIONS

rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.
With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps (《關於開展App違法違規收集使用個人信息專項治理的公告》), which was issued by the CAC, the MIIT, the Ministry of Public Security, and the SAMR on January 23, 2019, app operators shall collect and use personal information in compliance with the Cybersecurity Law and shall be responsible for the security of personal information obtained from users and take effective measures to strengthen personal information protection. Furthermore, app operators shall not force their users to make authorization by means of default, bundling, suspending installation or use of the app or other similar means and shall not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests (《關於開展APP侵害用戶權益專項整治工作的通知》) issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information (《App違法違規收集使用個人信息行為認定方法》). This regulation further illustrates certain common illegal practices of app operators in terms of personal information protection and specifies acts of app operators that will be considered as “collection and use of personal information without users’ consent”.
On May 28, 2020, the National People’s Congress adopted the Civil Code (《民法典》), which came into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, store, use, process or transmit personal information of others, or illegally provide or disclose personal information of others. Personal information of natural persons refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify the natural persons’ names, date of birth, ID numbers, biometric information, addresses, telephone numbers, e-mail addresses, health information, whereabouts, etc. The Civil Code revised the internet tort liability and further elaborated on “safe harbour” rule with respect to an internet service provider from both the aspects of notice and counter notice, including (i) upon receiving notice from the right holder that any network users infringe on his/her civil rights, promptly adopting necessary protective measures such as deletion, screening or disconnection of hyperlinks and referring right holders’ notice to disputed internet user; and (ii) upon receiving counter-notice from the disputed internet user, referring such counter-notice to the claiming right holder and informing him/her to take other corresponding measures such as filing complaint with competent authorities or suit with courts. The Civil Code also provides that where the internet service provider knew or should have known the infringing acts of the network user but take no necessary measures, it shall be jointly and severally liable with such internet user.
On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law (《中華人民共和國個人信息保護法》), which took effect on November 1, 2021. Pursuant to the Personal Information Protection Law, “personal information” refers to any kind of information related to an identified or identifiable individual as electronically or otherwise recorded but excluding the anonymized information. The processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information. The Personal Information Protection Law applies to the processing of personal information of individuals within the territory of the PRC, as well as personal information processing activities outside the territory of PRC, for the purpose of providing products or services to natural persons located within China, for analyzing or evaluating the behaviors of natural persons located within China, or for other circumstances as prescribed by laws and administrative regulations. A personal information processor may process the personal information of this individual only under the following circumstances: (i) where consent is obtained from the individual; (ii) where it is necessary for the execution or performance of a contract to which the individual is a party, or where it is necessary for carrying out human resource management pursuant to employment rules

REGULATIONS

legally adopted or a collective contract legally concluded; (iii) where it is necessary for performing a statutory responsibility or statutory obligation; (iv) where it is necessary in response to a public health emergency, or for protecting the life, health or property safety of a natural person in the case of an emergency; (v) where the personal information is processed within a reasonable scope to carry out any news reporting, supervision by public opinions or any other activity for public interest purposes; (vi) where the personal information, which has already been disclosed by an individual or otherwise legally disclosed, is processed within a reasonable scope; or (vii) any other circumstance as provided by laws or administrative regulations. In principle, the consent of an individual must be obtained for the processing of his or her personal information, except under the circumstances of the aforementioned items (ii) to (vii). Where personal information is to be processed based on the consent of an individual, such consent shall be a voluntary and explicit indication of intent given by such individual on a fully informed basis. If laws or administrative regulations provide that the processing of personal information shall be subject to the separate consent or written consent of the individual concerned, such provisions shall prevail. In addition, the processing of the personal information of a minor under 14 years old must obtain the consent by a parent or a guardian of such minor and the personal information processors must adopt special rules for processing personal information of minors under 14 years old. Furthermore, the Personal Information Protection Law stipulates the rules for cross-border provision of personal information. Any cross-border provision of personal information is subject to the condition that it is necessary to provide the personal information to a recipient outside the territory of the PRC due to any business need or any other need, as well as the satisfaction of at least one of the following conditions: (i) where a security assessment organized by the national cyberspace administration has been passed; (ii) where a certification of personal information protection has been passed from a professional institution in accordance with the provisions issued by the national cyberspace administration; (iii) where a standard contract formulated by the national cyberspace administration has been entered into with the overseas recipient; or (iv) any other condition prescribed by laws, administrative regulations or any other requirements by the national cyberspace administration. Critical information infrastructure operators and personal information processors who have processed personal information in an amount reaching a threshold prescribed by the national cyberspace administration, must store in the territory of the PRC the personal information collected or generated within the territory of the PRC. If it is necessary to provide such information to an overseas recipient, a security assessment organized by the national cyberspace administration must be passed. Violation of the Personal Information Protection Law may be subject to an order to rectify, warnings, confiscation of illegal gains, fines, suspension of business and revocation of business licenses or operating permits, and the app processing the personal information illegally may be ordered to suspend or terminate the provision of services, and the personnel directly in charge or other directly responsible personnel may be imposed with fines, and be prohibited to serve as the directors, supervisors, senior management personnel or the personnel in charge of the protection of personal information in the relevant entities within a certain period.
REGULATIONS RELATED TO GOVERNMENT PROCUREMENT AND BIDDING
Pursuant to the Government Procurement Law of the People’s Republic of China (《中華人民共和國政府採購法》) promulgated on June 29, 2002 and recently amended on August 31, 2014, public invitation for bids shall be taken as the main method of government procurement. Government procurement refers to the procurement of goods, projects and services within the centralized procurement catalogue formulated in accordance with the law by state organs at all levels, public institutions and social organizations with fiscal funds or above the prescribed procurement threshold. Furthermore, the parties concerned in government procurement shall not collude with each other to impair the rights and interests of the state or the general public or the other parties concerned and shall not exclude the competitions of other providers by any means.
Pursuant to the Bidding Law of the People’s Republic of China (《中華人民共和國招標投標法》) promulgated on August 30, 1999 and recently amended on December 27, 2017, bidding shall be carried out for construction projects including the survey, design, construction, supervision of the project, and the procurement of the important equipment, materials relevant to the construction of the project: (i) large projects of infrastructure facility or public utility that have a bearing on the social public interest and the safety of the general public; (ii) projects entirely or partially using state-owned funds or loans by the state; (iii) projects using loans of international organizations and foreign governments and aid funds. For a project

REGULATIONS

concerned with national security, state secrets, emergency handling, disaster relief, or special occasions such as the use of poverty alleviation funds to implement work relief and the need to use migrant workers or that is not suitable for bidding, the method of bidding shall not be applied.
REGULATIONS RELATED TO ANTI-UNFAIR COMPETITION
Anti-unfair Competition Law
Pursuant to the Anti-unfair Competition Law of the People’s Republic of China (《中華人民共和國反不正當競爭法》) which was promulgated by the Standing Committee of the National People’s Congress of China on September 2, 1993 and most recently amended on April 23, 2019, unfair competition refers to that in its production and operating activities, the operator disrupts the market competition order and damages the legitimate rights and interests of other operators or consumers in violation of the provisions of the Anti-unfair Competition Law. Pursuant to the Anti-unfair Competition Law, operators shall abide by the principle of voluntariness, equality, impartiality, integrity, and adhere to laws and business ethics during market transactions. Operators shall not conduct misleading behaviors which may confuse consumers to take their commodities as the commodities of others or lead consumers to believe that there is a connection between their commodities and other persons. Operators shall not conduct any false or misleading commercial publicity in respect of the performance, functions, quality, sales, user reviews, and honors received of its commodities, in order to defraud or mislead consumers. Operators shall not help other operators to conduct false or misleading commercial publicity by organizing false transactions. Operators shall not infringe on trade secrets. Operators shall not fabricate or disseminate false or misleading information or damage the business reputation of the competitors or their goods. Operators engaging in production or operating activities online shall also abide by the provisions of the Anti-unfair Competition Law. No operator may, by technical means to affect users’ options, among others, commit the acts of interfering with or sabotaging the normal operation of online products or services legally provided by another operator. Operators in violation of the Anti-unfair Competition Law shall bear corresponding civil, administrative or criminal responsibilities depending on the specific circumstances.
On August 17, 2021, the SAMR issued a discussion draft of Provisions on the Prohibition of Unfair Competition on the Internet (《禁止網絡不正當競爭行為規定(公開徵求意見稿)》), under which business operators shall not use data or algorithms to hijack traffic or influence users’ choices, or use technical means to illegally capture or use other business operators’ data. Furthermore, business operators are not allowed to (i) fabricate or spread misleading information to damage the reputation of competitors, or (ii) make false or misleading commercial propaganda about the sales status, transaction information, business data, user evaluation, etc. in respect of the operators or their commodities, in order to deceive or mislead consumers or the relevant public.
Anti-monopoly Law
Pursuant to the Anti-monopoly Law of the People’s Republic of China (《中華人民共和國反壟斷法》) promulgated by the Standing Committee of the National People’s Congress of China on August 30, 2007, the Anti-Monopoly Law applies to the monopolistic practices in domestic economic activities in China as well as the monopolistic practices outside China which have exclusion or restriction effects on domestic market competitions. The monopolistic practices under the Anti-Monopoly Law include any monopoly agreement reached by any operators, abuse of market-dominating position by any operators and any concentration of operators which has eliminated or limited or may eliminate or limit the market competition. The anti-monopoly law enforcement agencies designated by the State Council are responsible for enforcement of the Anti-Monopoly Law. Specifically, competing business operators may not enter into monopoly agreements that eliminate or restrict competition, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities, dividing the sales markets or the raw material supply markets, unless the agreement will satisfy the exemptions under the Anti-monopoly Law, such as improving technologies, increasing the efficiency and competitiveness of small and medium-sized undertakings, or safeguarding legitimate interests in cross-border trade and economic cooperation with foreign counterparts; or else such operator might be subject to the order of ceasing the illegal activities, confiscation of illegal gains

REGULATIONS

and fines (from 1% to 10% of sales revenue from the previous year, or RMB500,000 if the intended monopoly agreement has not been performed). The term “monopoly agreements” refers to agreement, decisions or other concerted activities that may eliminate or restrict competition. Furthermore, any business operator with a dominant market position may not abuse its dominant market position to conduct acts, such as selling commodities at unfairly high prices or purchasing commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, and refusing to trade with a trading party without any justifiable cause. Violations of the foregoing provisions might subject such operator to being ordered to cease the relevant activities and confiscation of the illegal gains and fines (from 1% to 10% of sales revenue from the previous year). Additionally, where a concentration of undertakings reaches the declaration threshold stipulated by the State Council, a declaration must be approved by the anti-monopoly authority before parties implement the concentration. Concentration refers to (i) a merger of undertakings; (ii) acquiring control over other undertakings by acquiring equities or assets; or (iii) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means. If any business operator fails to comply with the mandatory declaration requirement, the anti-monopoly authority is empowered to order the operator to terminate and/or unwind the transaction, dispose of relevant assets, shares or businesses within certain periods and imposes fines of up to RMB500,000.
On June 24, 2022, the Standing Committee of the National People’s Congress of China decided to amend the Anti-monopoly Law and the amendment took effect on August 1, 2022. Compared with the Anti-monopoly Law, the amendment further provides that operators shall not abuse data, algorithms, technology, capital advantages and platform rules to engage in monopolistic behaviors as prohibited by the Anti-monopoly Law and further emphasizes that operators with dominant market position shall not abuse their dominant market position by these means. In addition, the amendment increases the fines for illegal conclusion and implementation of monopoly agreements and introduces different fines for illegal concentration of business operators under different circumstances. Specifically, the amendment lifts the upper limit of fines for operators who have concluded but not implemented the monopoly agreements from RMB500,000 to RMB3,000,000 and further provides where an operator who has conclude and implemented the monopoly agreements but has not generated any sales revenue in the previous year might be subject to a fine of not more than RMB5,000,000. As for the illegal concentration, the fines for the operators who engage in the illegal concentration which has or may have the effect of eliminating or restricting competition is not more than 10% of their sales revenue in the previous year and for those which have no eliminating or restricting effect on competition is not more than RMB5,000,000. The amendment also introduces the punitive provisions that the legal representative, principal and directly responsible personnel of the operator who are personally responsible for concluding the monopoly agreement might be subject to a fine of not more than RMB1,000,000.
On September 11, 2020, the Anti-monopoly Commission of the State Council promulgated Anti-monopoly Compliance Guideline for Operators (《經營者反壟斷合規指南》), which requires operators to establish anti-monopoly compliance management systems based on their business conditions, scales, industry characteristics to manage anti-monopoly compliance risks.
On February 7, 2021, the Anti-Monopoly Commission of the State Council published Anti-Monopoly Guidelines for the Internet Platform Economy Sector (《國務院反壟斷委員會關於平台經濟領域的反壟斷指南》) that clarify circumstances where an activity of an internet platform will be identified as concluding and implementing monopoly agreements, conducting the abusive acts as well as the business operators concentration.
On March 24, 2022, the SAMR issued the Interim Provisions on the Prohibitions of Monopoly Agreements ( 《禁止壟斷協議暫行規定》), the Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions (《禁止濫用市場支配地位行為暫行規定》) and the Interim Provisions on Review of Concentration of Business Operators (《經營者集中審查暫行規定》), all of which took effect on May 1, 2022. The provisions further elaborate on the factors to be taken into consideration when assessing monopoly agreements, abusive acts and concentration of business operators. Besides, the Interim Provisions on the Prohibitions of Acts of abuse of Dominant Market Positions clarify types of factors for consideration of the dominance of operators in the new economic industries like the internet industries, such as, among others, the competition characteristics, business model, number of users, network effects, lock-in effects, ability to master and process relevant data.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

The following section sets forth updated and supplemental information relating to selected aspects of our history and corporate structure subsequent to our 2021 Form 20-F filed with the SEC on May 2, 2022, and is incorporated by reference into the registration statement on Form F-3 (File No. 333‑260181) filed with the SEC on October 12, 2021.

OVERVIEW
Our history can be traced back to 2012 when Kingsoft Corporation established our Company in the Cayman Islands and two wholly-owned subsidiaries of our Group, namely Kingsoft Cloud Corporation Limited and Beijing Kingsoft Cloud to commence operation of the cloud-based business under the leadership of our core management team that comprises seasoned professionals with strong expertise and extensive experience in cloud-based platform and technology. For the biographies and industry experience of our senior management members, please refer to the section headed “Directors and Senior Management” in the Listing Document.
OUR BUSINESS DEVELOPMENT MILESTONES
The following table sets forth the key business development milestones of our Group:
Year	Event
2012	Our Company was incorporated in the Cayman Islands as a subsidiary of Kingsoft Group. We commenced business operation upon establishment of Beijing Kingsoft Cloud in the PRC.
2013	We completed our series A financing, in an aggregate amount of approximately US$20 million.
2014	We introduced and implemented our “All in” Cloud strategy.
2015	We extended our customer base to public service organizations on municipal level, including Beijing. We completed our series B financing, in an aggregate amount of approximately US$55 million.
2016	We completed our series C financing and series C+ financing, in an aggregate amount of approximately US$60 million and US$48.9 million, respectively.
2017	We became a member of the Cloud Security Alliance (CSA), a global organization dedicated to defining and raising awareness of best practices to help ensure a secure cloud computing environment.
2018	We were among the first in the industry to offer cloud solutions to financial service providers. We completed our series D financing, in an aggregate amount of approximately US$720 million.
2020
We completed our series D+ financing, in an aggregate amount of approximately US$70 million.
We were spun-off from Kingsoft Group and our ADSs are listed on the Nasdaq under the symbol “KC”.
We completed our follow-on public offering on the Nasdaq.

2021	We published our first ESG report.

We acquired the controlling interest in Camelot Group which enables us to benefit from rich industry experience of its management, large customer base and long-standing client relationships and deep vertical know-how with nationwide fulfillment centers.

2022	We attained the TRUSTe Enterprise Privacy & Data Governance Certification, a well-recognized certification for strong data privacy management practices in the industry.

We made further progress in ESG by enhancing the Board’s overseeing on ESG issues through the Corporate Governance Committee and embracing gender diversity and workplace inclusiveness by appointing Ms. Qu Jingyuan as our first female Director on the Board.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

OUR MAJOR SUBSIDIARIES AND OPERATING ENTITIES
The principal business activities, the place and date of incorporation of the members of our Group that made a material contribution to our results of operation during the Track Record Period are shown below:
Name	Place and date of incorporation	Principal business activities
Zhuhai Kingsoft Cloud(1)	PRC, August 21, 2009	Investment holding
Kingsoft Cloud Network(1)	PRC, March 25, 2011	Cloud services
Nanjing Qianyi(1)	PRC, March 20, 2014	Cloud services
Yunxiang Zhisheng	PRC, December 15, 2015	Research and development
Kingsoft Cloud Information(1)	PRC, April 13, 2018	Investment holding
Beijing Jinxun Ruibo(1)	PRC, December 17, 2015	Cloud services
Wuhan Kingsoft Cloud(1)	PRC, December 26, 2017	Cloud services
Kingsoft Cloud Corporation Limited	Hong Kong, February 1, 2012	Cloud services
Beijing Kingsoft Cloud	PRC, April 9, 2012	Research and development
Kingsoft Cloud Tianjin(1)	PRC, May 30, 2019	Cloud services
Camelot Technology	PRC, March 12, 2001	Enterprise digital solutions and related services

Note:
(1)
We exercise effective control over the operation of these entities through contractual arrangements. Please refer to the section headed “Contractual Arrangements” for further details.

SPIN-OFF FROM KINGSOFT GROUP AND LISTING ON THE NASDAQ
Immediately prior to our listing on the Nasdaq, our Company was a non-wholly owned subsidiary of Kingsoft Corporation, a company listed on the Main Board of the Stock Exchange (stock code: 03888). The spin-off of our Company from the Kingsoft Group for a separate listing of ADSs on the Nasdaq, which constituted a major transaction of Kingsoft Corporation, was approved by its shareholders in March 2020 pursuant to paragraph 3(e)(1) of Practice Note 15 and Chapter 14 of the Listing Rules.
On May 8, 2020, we listed ADSs on the Nasdaq under the symbol “KC”. Our initial public offering on the Nasdaq was completed on May 12, 2020. Pursuant to the initial public offering (the “Nasdaq Offering”), our Company sold 30,000,000 ADSs, representing 450,000,000 Shares at an offering price of US$17.00 per ADS, among which, 1,175,000 and 2,355,000 ADSs representing 17,625,000 and 35,325,000 Shares, were subscribed at the initial public offering price and on the same terms as the other ADSs offered at the initial public offering on the Nasdaq by (i) Kingsoft Corporation and (ii) Xiaomi, for the consideration of US$19,975,000 and US$40,035,000, respectively. Upon completion of the initial public offering, all of our issued and outstanding Preferred Shares were automatically converted into Shares on a one-for-one basis. On May 12, 2020, the underwriters had exercised their over-allotment option to purchase an additional 4,500,000 ADSs, representing 67,500,000 Shares at a price of US$17.00 per ADS.
We received from our initial public offering gross proceeds of approximately US$586.5 million and net proceeds, including the underwriters’ over-allotment option after deducting the underwriting discounts and offering expenses, of approximately US$547.5 million. We intend to utilize the net proceeds from our initial public offering on the Nasdaq for upgrading and expanding our infrastructure, investment in technology and product development, expanding our ecosystem and international presence and for general corporate and working capital purposes as disclosed in our registration statement on Form F-1 filed with the SEC in connection with our initial public offering on the Nasdaq.
On September 23, 2020, we completed a follow-on public offering at a price of US$31.00 per ADS, where (i) we sold 8,000,000 ADSs representing 120,000,000 Shares and (ii) several selling shareholders sold 8,421,576

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

ADSs representing 126,323,640 Shares. Additionally, the underwriters exercised their over-allotment option to purchase an additional 1,250,000 ADSs representing 18,750,000 Shares on October 30, 2020. We received from this offering gross proceeds of approximately US$286.8 million and net proceeds, including the underwriters’ option, after deducting the underwriting discounts and offering expenses, of approximately US$276.3 million.
COMPLIANCE WITH THE RULES OF NASDAQ
Our Directors confirm that since the date of our listing on the Nasdaq and up to the Latest Practicable Date, we had no instances of non-compliance with the rules of the Nasdaq in any material respect and, to the best knowledge of our Directors having made all reasonable inquiries, there is no matter that should be brought to investors’ attention in relation to our compliance record on the Nasdaq.
REASONS FOR THE LISTING
Our Board is of the view that the Listing will present us with an opportunity to further expand our investor base and broaden our access to capital markets. In addition, as a U.S. listed company, we are pursuing the listing in Hong Kong to provide our Shareholders with greater liquidity and protection amid an evolving market and regulatory environment. As the Listing is by way of introduction, we will not have an offering and there will not be any additional funding from the Introduction. Please see the sections headed “Business — Our Strategies” and “Future Plans and Prospects”for details.
MAJOR SHAREHOLDING CHANGES OF OUR COMPANY
Our Company was incorporated in the Cayman Islands on January 3, 2012 as the holding company of our Group. Upon incorporation, our Company had an authorized share capital of US$300,000 divided into 300,000,000 Shares with a par value of US$0.001 each. Following the increase of authorized share capital of our Company in December 2021, as of the Latest Practicable Date, our Company had an authorized share capital of US$40,000,000 divided into 40,000,000,000 Shares with a par value of US$0.001 each.
The major shareholding changes of our Company during the Track Record Period and up to the Latest Practicable Date were set out below:
Ordinary Shares
In May 2020, we sold a total of 34,500,000 ADSs, representing 517,500,000 Shares, pursuant to our initial public offering on the Nasdaq, and an additional 4,500,000 ADSs, representing 67,500,000 Shares were sold upon exercise of the over-allotment option by the underwriters in May 2020. In September 2020, we sold a total of 8,000,000 ADSs representing 120,000,000 Shares, pursuant to a follow-on offering on the Nasdaq, and an additional 1,250,000 ADSs representing 18,750,000 Shares were sold upon exercise of the over-allotment option by the underwriters in October 2020. Further details of our initial public offering and the follow-on offering are set out in the paragraph headed “Spin-off from Kingsoft Group and Listing on the Nasdaq” in this section.
In September 2021, we issued an aggregate of 247,475,446 Shares to certain then existing shareholders of Camelot, a company incorporated under the BVI laws, respectively, pursuant to an agreement and merger plan entered into by, among others, our Company and Camelot. For further details, please refer to the paragraph headed “Acquisition of Camelot and Camelot Technology” in this section.
Preferred Shares
Our Company issued certain preferred shares to various investors historically which include (i) 458,116,000 series A preferred shares held by Kingsoft Corporation and Xiaomi, collectively, (ii) 153,603,600 series B preferred shares held by Kingsoft Corporation and Celestial Power Limited (“Celestial Power”), collectively, (iii) 185,665,192 series C preferred shares held by Kingsoft Corporation, China AMC

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

Special Investment Limited, Celestial Power, FutureX Innovation SPC (acting for and on behalf of Special Opportunity Fund VI SP as one of its segregated portfolios), FutureX Innovation SPC (for the account of and on behalf of Special Opportunity Fund V SP), collectively, and (iv) 842,738,782 series D preferred shares held by Kingsoft Corporation, METAWIT Capital L.P., New Cloud Ltd., Shunwei Growth III Limited, Previous Steed Limited, FutureX AI Opportunity Fund LP (acting through Future X Innovation Limited as its General Partner), FurtureX Innovation SPC (acting for and on behalf of New Technology Fund I SP as one of its segregated portfolios), Howater Innovation I Limited Partnership, collectively, all of which had a par value of US$0.001 each.
On December 27, 2019, we further issued (i) 55,089,998 series D+ preferred shares with a par value of US$0.001 each to China Internet Investment Fund (“CIIF”) for a consideration of US$50,000,000, and (ii) 22,035,999 D+ preferred shares with a par value of US$0.001 each to Design Time Limited (“Design Time”) for a consideration of US$20,000,000, pursuant to the share purchase agreements entered into with CIIF on December 2, 2019 and Design Time on December 16, 2019, respectively.
Immediately upon the completion of our initial public offering on the Nasdaq, all the issued and outstanding preferred shares were converted into ordinary shares on a one-for-one basis. As of the Latest Practicable Date, our Company has an issued share capital of US$3,805,284.80 divided into 3,805,284,801 Shares of US$0.001 each.
OUR INVESTORS PRIOR TO THE NASDAQ LISTING
Since our incorporation, we have received various rounds of investment from investors including professional equity investment funds and notable technology companies, where we issued ordinary shares and preferred shares in the share capital of our Company to these investors. The aggregate net proceeds from such investments amounted to approximately US$990.4 million. The investments led to the issuance of certain preferred shares in the share capital of our Company which were converted into ordinary shares immediately prior to the completion of our initial public offering on the Nasdaq. Further details are as set out in the paragraph headed “Major Shareholding Changes of our Company — Preferred Shares” in this section. All the special rights of these investors have been terminated and of no further force or effect immediately upon our listing on the Nasdaq.
ACQUISITION OF CAMELOT AND CAMELOT TECHNOLOGY
We acquired Camelot by way of a statutory merger provided under the Cayman Companies Act in September 2021. Relevant information about Camelot Group and such acquisition are set out below.
Camelot Group’s business and reasons for acquisition
Founded in 2001, Camelot Group is one of the leading financial service cloud solutions providers in China and mainly engaged in enterprise digital solutions and related services. Other than its offices in the Greater China area, Camelot Group also expanded its footprint to Japan after its acquisition of Dalian Yuandong Digital Co., Ltd. (大連遠東數碼有限公司) in 2006. Camelot Group primarily offers enterprise digital solutions and related services such as teller or branch systems, anti-money laundering and fraud prevention software services to large enterprise clients. Camelot Group offers services to customers covering a number of sectors, including financial industry, IT and IT consulting, telecom, manufacturing, real estate, media, education, logistics, energy, consumer goods and retail. It is a strategic solution partner for certain multinational IT companies, including HP and SAP. For further details of the financial service cloud solutions offered by and business model of Camelot Group, please refer to the paragraph headed “Business — Our Products and Solutions  — Industry Specific Solutions — Financial Service Cloud Solutions” and “Business — Our Products and Solutions — Industry Specific Solutions — Camelot Group.” Camelot Information Systems Inc., a BVI holding company for the members of Camelot Group, was listed on the New York Stock Exchange in 2010 and completed its going private transaction in 2014, after which Camelot Employee Scheme INC. became the holding company of Camelot Group.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

By acquiring and integrating with Camelot Group, we expect to benefit from its (i) core senior management’s rich experience; (ii) large customer base and long-standing client relationships to cross-sell our products and solutions; (iii) deep vertical know-how for developing industry solutions; and (iv) nationwide fulfillment centers across major cities in China for project deployment with lower costs with enhanced efficiency and increased customer stickiness.
The major operating subsidiary of Camelot is Camelot Technology. Prior to the completion of our acquisition of Camelot, Camelot Technology was held as to 79.53% by Camelot, and with the remaining equity interests held by Shanghai Jiawo Yunfan Investment Center (Limited Partnership) (上海稼沃韻帆投資中心(有限合夥)) (“Shanghai Jiawo”) as to approximately 15.66%, Tongxiang Jiawo Yunfeng Equity Investment Partnership (Limited Partnership) (桐鄉稼沃雲楓股權投資合夥企業(有限合夥)) (“Tongxiang Jiawo”) as to approximately 1.61%, and three employee incentive platforms (the “Original Camelot Incentive Platforms”) as to approximately 3.19%. Each of Shanghai Jiawo and Tongxiang Jiawo is an investment fund, the general partners and limited partners of which are Independent Third Parties (apart from being substantial shareholders of Camelot Technology where applicable). The Original Camelot Incentive Platforms were ultimately and beneficially owned by employees of Camelot Group who are Independent Third Parties.
The following diagram illustrates the corporate structure of Camelot Group prior to the completion of our acquisition of Camelot:

Benefit Overseas Limited (BVI)
Dreams Power Ltd. (BVI)
Webster YIN
Togran Financial Inc. (BVI)
Other shareholders(1)
28.14%
28.13%
9.59%
6.51%
27.63%
Camelot (Cayman Islands)
100%
Camelot Information Systems Inc. (BVI)
100%
Camelot Innovative Technologies Inc. (Cayman Islands)
Offshore
Onshore
Shanghai Jiawo
Tongxiang Jiawo
Original Camelot Incentive Platforms
15.66%
1.61%
79.53%
3.19%
Camelot Technology

Note:
(1)
Including 20 then remaining shareholders of Camelot, who each held less than 5% of the issued share capital of Camelot immediately prior to the completion of our acquisition of Camelot.

The Camelot Merger Agreement
On July 31, 2021, the Camelot Merger Agreement was entered into by and among (i) our Company, (ii) Camelot, (iii) the Camelot Founders, (v) Benefit Overseas Limited (“Benefit Overseas”), a company incorporated under BVI laws and wholly-owned by Mr. Ma, and (vi) Dreams Power Ltd. (“Dreams Power”), a company incorporated under the BVI laws and wholly-owned by Ms. Chou. To the best knowledge, information and belief of the Directors having made all reasonable inquiries, each of Mr. Ma, Ms. Chou, other then shareholders of Camelot and their respective ultimate beneficial owners is an Independent Third Party.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

Pursuant to the Camelot Merger Agreement, the Company acquired the 79.53% equity interests in Camelot Technology by using a combination of (a) cash consideration in the approximate USD equivalent amount of RMB760.9 million and (b) share consideration in the approximate USD equivalent amount of RMB4.0 billion, to be settled in two tranches (the “Camelot Consideration” and the “Camelot Acquisition”). The Camelot Consideration was determined based on arm’s length negotiation among the parties with reference to the market value of comparable companies with similar business nature and the future business prospects of Camelot Group. There are no special rights granted to the Camelot Founders, the non-founder shareholders of Camelot (the “Camelot Non-Founder Shareholders”) or any of their investment holding companies as a result of the completion of the Camelot Merger Agreement.
The first tranche of the Camelot Consideration, according to the Camelot Merger Agreement, included (a) a cash consideration in the approximate USD equivalent amount of RMB350 million; and (b) a share consideration in the approximate USD equivalent amount of RMB3.05 billion. The second tranche of the Camelot Consideration, included (a) a cash consideration in the approximate USD equivalent amount of RMB260.9 million payable to the Camelot Non-Founder Shareholders on June 30, 2023; and (b) a share consideration in the approximate USD equivalent amount of RMB782.6 million to be issued to the Camelot Non-Founder Shareholders on June 30, 2023. The number of the Shares to be issued for the purpose of settling the second tranche share consideration shall be determined and calculated based on the volume-weighted average price of the Company’s ADSs listed on the Nasdaq for thirty (30) trading days immediately preceding June 30, 2023 (the “Shares Calculation Basis”). Additionally, in order to secure certain obligations such as tax filing, payment and indemnifications under the Camelot Merger Agreement, the parties also agreed that, among other things, an aggregate cash consideration of approximately RMB150 million was escrowed until April 30, 2022 and share consideration of approximately RMB180 million would be held back from issuance until June 30, 2023 (the “Holdback Shares”) based on the same Shares Calculation Basis. The second tranche and the escrowed tranche of the cash consideration are expected to be settled by the Company using internal resources. In the unlikely event that the Company is delisted from the Nasdaq by June 30, 2023, the Directors expect to engage in good faith discussion with the Camelot Founders to settle the corresponding share consideration by such other reasonable means that the Camelot Founders and the Company may agree upon, taking into account the then relevant circumstances.
The Camelot Acquisition has been properly and legally completed on September 3, 2021 (the “Closing Date”), upon the fulfillment of the customary closing conditions, the settlement of the first tranche of the cash consideration of USD equivalent amount of RMB350 million, as well as the Company’s issuance of 247,475,446 shares (excluding the Holdback Shares and calculated based on the volume weighted average price of the ADSs listed on the Nasdaq for thirty (30) trading days immediately preceding the Closing Date) as the first tranche share consideration to the then Camelot shareholders, of which 101,453,974, 73,034,892 and 72,986,580 Shares were issued to the Camelot Founders and the Camelot Non-Founder Shareholders, respectively.
Upon completion of the Camelot Merger Agreement on September 3, 2021, Camelot became a non-wholly owned subsidiary of the Company and its financial results were consolidated by the Company. Camelot was subsequently merged with and into Iridescence Limited, a wholly-owned subsidiary of the Company, pursuant to the Camelot Merger Agreement, and as a result each of the Camelot Founders and other then shareholders of Camelot immediately prior to such completion of the Camelot Merger Agreement ceased to be the shareholder of Camelot. Camelot Technology became a non-wholly owned subsidiary of the Company upon such completion of the Camelot Merger Agreement on September 3, 2021.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

The following diagram illustrates the shareholding and corporate structure of Camelot Group immediately after the completion of our acquisition of Camelot on September 3, 2021:
Given that the Company will issue additional Shares with an aggregate USD equivalent amount of approximately RMB962.6 million on June 30, 2023 under the Camelot Merger Agreement, Shareholders will experience dilution on their shareholdings in the Company. For details of the dilution risk, please see “Risk Factors — Risks Relating to the Dual Listing — Purchasers of our Ordinary Shares will incur immediate and significant dilution and may experience further dilution if we issue additional shares or other equity securities in the future, including pursuant to the share incentive schemes.”
Each of Mr. Ma and Ms. Chou agreed, among other things, that with respect to 25% of our Shares issued to him or her (or his or her designated affiliate(s) to receive such Shares) on the Closing Date thereunder, it shall not transfer any such Shares (or ADSs representing such shares) until June 30, 2023.
Based on the historical financial information of Camelot Group, the Camelot Acquisition would have been classified as a major transaction under Chapter 14 of the Listing Rules if such acquisition was made by a listed issuer. Therefore, the Camelot Acquisition triggers the disclosure threshold pursuant to Rule 4.05A of the Listing Rules, and our Company is required to disclose the pre-acquisition financial information of Camelot Group from January 1, 2019 to September 3, 2021, which is set forth in Note 31 to the Accountants’ Report included in Exhibit 99.3 entitled “Camelot Employee Scheme INC Audited Consolidated Financial Statements” to the Form 6-K dated December 23, 2022.
Save as disclosed above, we have not conducted any major acquisitions, disposals or mergers since our incorporation that we consider to be material to us during the Track Record Period and would be classified as a transaction that falls under Rule 4.05A of the Listing Rules.
Acquisition of minority interests in Camelot Technology
(i)
3.19% Acquisition

Pursuant to the terms and undertakings in the Camelot Merger Agreement, it was agreed that after the completion of the Camelot Merger Agreement, reasonable best efforts will be made, upon reasonable request, to cause approximately 3.19% of the equity interests in Camelot Technology held by the Original Camelot Incentive Platforms to be transferred to one or more persons designated by the Company (the “3.19%

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

Acquisition”), the aggregate consideration of which shall be the amount of RMB175,923,000 (the “3.19% Consideration”), where approximately 25% of which (the “3.19% Cash Consideration”) shall be settled by cash and approximately 75% of which, shall be settled by Shares (the “3.19% Share Consideration”).
The 3.19% Consideration was pre-determined as part of the Camelot Merger Agreement upon arm’s length negotiation with the Original Camelot Incentive Platforms taking into account the then valuation of Camelot Group. In addition, the proportion of the 3.19% Cash Consideration and 3.19% Share Consideration was also pre-determined as part of the Camelot Merger Agreement, after taking into account the Company’s overall working capital and liquidity management, the fact that the Original Camelot Incentive Platforms were ultimately held by employees of Camelot Group and the parties’ intention to apportion a higher percentage of the aggregate consideration for settlement in consideration shares to better incentivize the relevant employees of Camelot Group in the long term.
In relation to the aforesaid 3.19% Acquisition, the Company, the Original Camelot Incentive Platforms and the respective beneficial owners thereof (as applicable) entered into certain agreements (the “3.19% Agreements”) in November 2022, pursuant to which (i) the Company shall grant a total of 27,500,715 restricted share units under the 2021 Share Incentive Plan to current and former employees of Camelot Group in recognition of their contribution to Camelot Group (the “Camelot RSUs”), and (ii) the Original Camelot Incentive Platforms shall transfer the 3.19% equity interests in Camelot Technology to the Group (via Cloud Camelot (Beijing) Information Technology Co., Ltd. (雲萊特(北京)信息技術有限公司)) for RMB43,980,750 (being equivalent to the 3.19% Cash Consideration). The number of the Camelot RSUs was determined based on an issuance price reflecting the volume-weighted average price of the Company’s ADS in early 2022. Such benchmark issuance price was determined upon arm’s length negotiations among the parties taking into account the fluctuation of the trading price of the Company’s ADSs since the closing of the Camelot Merger Agreement and trading price of the Company’s ADS in early February 2022. The acquisition of such 3.19% equity interests in Camelot Technology was completed on November 18, 2022. On the same day, the transfer of 3.19% equity interests in Camelot Technology from the Original Camelot Incentive Platforms to the Group was completed and our Group acquired all the rights attached to such 3.19% equity interests in Camelot Technology. As of the Latest Practicable Date, the Camelot RSUs had been granted to the relevant current and former employees of Camelot Group under the 2021 Share Incentive Plan and fully vested, and the outstanding consideration to be paid by the Group in relation to the 3.19% Acquisition is the cash consideration of RMB43,980,750, which has been settled in full.
(ii)
Purchase of Equity Interests held by the Jiawo Shareholders

In order to better integrate with Camelot Group and align the interests of Camelot Technology’s minority shareholders with that of the Group, the Company also plans to acquire equity interests in Camelot Technology held by Shanghai Jiawo and Tongxiang Jiawo (collectively, the “Jiawo Shareholders”), both of which are minority shareholders of Camelot Technology holding approximately 17.27% equity interests in Camelot Technology in aggregate.
Pursuant to the share purchase agreements entered into between the Company and the Jiawo Shareholders on October 21, 2022, the Company agreed to acquire an aggregate of 9.50% of the equity interests in Camelot Technology from the Jiawo Shareholders for a total cash consideration of RMB456 million. The acquisition of such 9.50% equity interests in Camelot Technology was completed on November 18, 2022. On the same day, the transfer of 9.50% equity interests in Camelot Technology from the Jiawo Shareholders to the Group completed and our Group acquired all the rights attached to such 9.50% equity interests in Camelot Technology. As of the Latest Practicable Date, the outstanding consideration to be paid by the Group in relation to such acquisition was the cash consideration in the amount of RMB456 million is expected to be settled in five installments by the end of 2024.
The aforesaid consideration was determined upon arm’s length negotiation with the Jiawo Shareholders, taking into account, among others, the Company’s assessment of Camelot Technology’s business operations and prospect, and the proposed timing and means of settlement.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

Subject to the entering into of definitive agreements, the Company plans to continue discussing with the Jiawo Shareholders in relation to the purchase of the remaining 7.77% equity interest held by them in Camelot Technology after the Listing. In the event the consideration of such proposed acquisition would involve the issuance of Shares, the Company shall duly comply with all applicable Listing Rules (including, where applicable, notification, announcement and shareholders’ approval). As of the Latest Practicable Date, no definitive agreement has been entered into among the Company and Jiawo Shareholders.
As of the Latest Practicable Date, the Company was ultimately interested in approximately 92.23% of the equity interests in Camelot Technology and the remaining equity interests in Camelot Technology were held by Shanghai Jiawo as to approximately 7.05%, Tongxiang Jiawo as to approximately 0.72%. Both of Shanghai Jiawo and Tongxiang Jiawo are Independent Third Parties.

Kingsoft Corporation, Xiaomi and other Shareholders(1)
Mr. Ma
Ms. Chou
Non-founder shareholders of Camelot
94.22%
2.35%
1.92%
1.33%
The Company (Cayman Islands)
100%
Iridescence Limited (BVI)
100%
Camelot Information Systems Inc. (BVI)
100%
Camelot Innovative Technologies Inc. (Cayman Islands)
100%
Offshore
Onshore
Shanghai Jiawo
Tongxiang Jiawo
Cloud Camelot (Beijing) Information Technology Co., Ltd. (雲萊特(北京)信息技術有限公司)
7.05%
0.72%
89.03%(2)
3.19%(3)
Camelot Technology

Notes:
(1)
Please refer to the section headed “History, Development and Corporate Structure — Our Corporate Structure” below for details of the shareholding of Kingsoft Corporation, Xiaomi and other Shareholders in our Company.

(2)
including 9.50% equity interest in Camelot Technology transferred from the Jiawo Shareholders to the Group. The acquisition of such 9.50% equity interests in Camelot Technology was completed on November 18, 2022. On the same day, the transfer of such 9.50% equity interests in Camelot Technology from the Jiawo Shareholders to the Group was completed and our Group acquired all the rights attached to such 9.50% equity interests in Camelot Technology. As of the Latest Practicable Date, the outstanding consideration to be paid by the Group in relation to such acquisition was the cash consideration in the amount of RMB456 million, which is expected to be settled in five installments by the end of 2024. Please refer to section headed “History, Development and Corporate Structure — Acquisition of Camelot and Camelot Technology — Acquisition of minority interests in Camelot Technology — (ii) Purchase of Equity Interests held by the Jiawo Shareholders”above for details of the acquisition of the 9.50% equity interests in Camelot Technology.

(3)
The acquisition of such 3.19% equity interests in Camelot Technology was completed on November 18, 2022. On the same day, the transfer of 3.19% equity interests in Camelot Technology from the Original Camelot Incentive Platforms to the Group was completed and our Group acquired all the rights attached to such 3.19% equity interests in Camelot Technology. As of the Latest Practicable Date, the Camelot RSUs had been granted to the relevant current and former employees of Camelot Group under the 2021 Share Incentive Plan and fully vested, and the outstanding consideration to be paid by the Group in relation to the 3.19% Acquisition is the cash consideration of RMB43,980,750, which has been settled in full. Please refer to section headed “History, Development and Corporate Structure — Acquisition of Camelot and Camelot Technology — Acquisition of minority interests in Camelot Technology — (i) 3.19% Acquisition”above for details of the 3.19% Acquisition.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

Summary of our acquisition of interests in Camelot and Camelot Technology
The table below provides a summary of the transactions relating to our acquisition of interests in Camelot and Camelot Technology as of the Latest Practicable Date:
	Acquisition of Camelot	Acquisition of 3.19% of Camelot Technology	Acquisition of 9.50% of Camelot Technology
Date of agreement(s)	July 31, 2021	November 16, 2022	October 21, 2022
Shares and equity acquired	100% of the issued capital of Camelot	3.19% of the equity interests in Camelot Technology	9.50% of the equity interests in Camelot Technology
Means of acquisition	Merger agreement	Equity transfer agreement	Equity transfer agreement
Parties to the agreements	Camelot Founders and entities wholly owned by them	Original Camelot Incentive Platforms and the employees of Camelot Group ultimately holding interests in these platforms, being Independent Third Parties	Shanghai Jiawo and Tongxiang Jiawo, being Independent Third Parties except with respect to their holdings in Camelot Technology
Consideration*	Cash: approximately RMB760.9 million Shares: approximately RMB4.0 billion	Cash: RMB43,980,750 Shares: RMB131,942,250	Cash consideration of RMB456 million
Payment terms
1.
First tranche consideration (other than Holdback Shares) settled in September 2021 to be payable to the Camelot Founders included:

Cash: approximately RMB350 million Shares: approximately RMB2.87 billion through the issuance of 247,475,446 Shares

Cash consideration to be settled by end of 2022 and payable to the Original Camelot Incentive Platforms
27,500,715 restricted share units have been granted to relevant employees and former employees of Camelot Group under the 2021 Share Incentive Plan
To be settled in five installments by the end of 2024 and payable to Shanghai Jiawo and Tongxiang Jiawo
2. Holdback Shares of First Tranche Consideration of approximately RMB180 million to be settled by June 30, 2023 and payable to the Camelot Founders*
3. Second tranche consideration to be settled by June 30, 2023 and payable to Camelot Non-Founder Shareholders included:

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

Acquisition of Camelot	Acquisition of 3.19% of Camelot Technology	Acquisition of 9.50% of Camelot Technology
Cash: approximately RMB260.9 million Shares: approximately RMB782.6 million**

*
The consideration for the acquisition of Camelot Group are determined based on negotiations on arm’s length basis between the Group and the relevant shareholders of Camelot Group, taking into account among others, (i) the financial positions of Camelot Group at the material time prior to the relevant acquisitions, (ii) the business performance of Camelot Group, (iii) the valuation of comparable companies, including the Price to Earnings ratio of Shenzhen Farben Information Technology Co., Ltd. (a company listed on the Shenzhen Stock Exchange, stock code: 300925) at the relevant time, and (iv) the prevailing market conditions at the time of the relevant acquisitions

**
The number of the Shares to be issued for the purpose of settling Holdback Shares of the first tranche and the second tranche share consideration shall be determined and calculated based on the volume-weighted average price of the Company’s ADSs listed on the Nasdaq for thirty (30) trading days immediately preceding June 30, 2023

RESTRUCTURING OF OUR CONTRACTUAL ARRANGEMENTS
The Group provides its cloud services mainly through (i) subsidiaries of Zhuhai Kingsoft Cloud and (ii) Kingsoft Cloud Information and its respective subsidiaries (the “PRC Operating Entities”). The Contractual Arrangements were put in place for the Company to obtain control over the Consolidated Affiliated Entities and to operate value-added telecommunication services. Please refer to the sections headed “Contractual Arrangements” and “Connected Transactions” for further details of the Contractual Arrangements.
In order to adhere to the “narrowly tailored” principle under the Listing Decision LD43-3 to the extent practicable, we underwent reorganization of the holding structure of our onshore subsidiaries and Consolidated Affiliated Entities in preparation for the Listing. To the extent permitted under the relevant

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

PRC laws and regulations, certain PRC Operating Entities that have not yet commenced operations and are not subject to foreign investment restrictions under applicable PRC laws and regulations have been (i) transferred to the wholly foreign owned enterprises (the “WFOE(s)”) within the Group and become indirect wholly-owned subsidiaries of the Company, or (ii) dissolved, with the relevant business, if any, transferred to a WFOE and/or its other wholly-owned subsidiaries (as the case may be). None of these entities is material to our business, operations and financial performance. Please refer to the paragraph headed “Our Corporate Structure” in this section for the shareholding and corporate structure of our Group after the completion of the aforesaid restructuring.
As we gradually expands our business in cloud services, we will procure Zhuhai Kingsoft Cloud to apply for the relevant prohibited licenses and/or restrictive licenses.
STRATEGIC COOPERATION AND ANTI-DILUTION FRAMEWORK AGREEMENTS
On January 27, 2022 and January 29, 2022, our Company entered into strategic cooperation and anti-dilution framework agreements (the “Strategic Cooperation and Anti-Dilution Agreements”) with Kingsoft Corporation and Xiaomi, respectively, pursuant to which the parties agree, among other things, to form a strategic cooperation with each other in respect of products, services and solutions under various potential business fields (each, a “Strategic Cooperation”). The parties to the Strategic Cooperation and Anti-dilution Agreements agree that, as part of their agreement to continuously explore Strategic Cooperation opportunities with each other, we shall, subject to compliance with applicable rules and regulations, grant an anti-dilution option (the “Anti-Dilution Option”) to each of Kingsoft Corporation and Xiaomi, respectively, to the effect that during the period from the date of the respective Strategic Cooperation and Anti-Dilution Agreement to December 31, 2024, Kingsoft Corporation and Xiaomi are entitled to subscribe such number of Shares to maintain their respective existing shareholding in our Company upon completion of such placing and issuance of new Shares by the Company. For the avoidance of doubt, Kingsoft Corporation and Xiaomi are not entitled to exercise their Anti-Dilution Option in respect of the newly issued equity securities of our Company in the following transactions:
(i)
options, grants, awards, restricted shares or any other share-based awards issued or issuable under any employee equity incentive plan approved by the Board (collectively, “Company Equity Awards”), and any equity securities issuable upon the exercise, vesting or conversion of any Company Equity Awards;

(ii)
equity securities issued pursuant to the cancellation, conversion or exchange of any ADS of the Company by the holders thereof;

(iii)
equity securities issued pursuant to any acquisition of any entity through a merger, acquisition, purchase of substantially all of the assets of such entity, restructuring or similar transaction, in each case, as approved by the Board;

(iv)
equity securities issued in connection with any share split, share division, share dividend or distribution, reclassification or other similar event as approved by the Board; and

(v)
equity securities issued upon the conversion, exchange or exercise of any share swapping rights outstanding as of the date of the respective Strategic Cooperation and Anti-Dilution Agreements.

EQUITY INCENTIVE PLANS
2013 Share Option Scheme
Our Company adopted the 2013 Share Option Scheme on February 27, 2013, as amended on June 27, 2013, May 20, 2015 and December 26, 2016. The purpose of the 2013 Share Option Scheme is to provide incentives or rewards to participants thereunder for their contribution to the Group and/or to enable the Group to recruit and retain high-caliber employees and attract human resources that are valuable to the Group and any invested entity. As of the Latest Practicable Date, the Company has granted options pursuant to the

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

2013 Share Option Scheme representing a total of 200,418,659 Shares (including those that have been exercised). The Board has determined not to grant any further share options under the 2013 Share Option Scheme upon the Latest Practicable Date. For the principal terms and details of the outstanding share options (including the number of vested and unvested share options as of the Latest Practicable Date) under the 2013 Share Option Scheme, please refer to the paragraph headed “Appendix IV — Statutory and General Information — D. Equity Incentive Plans — 1. 2013 Share Option Scheme and — 4. Outstanding share options, share awards and RSUs granted under the Equity Incentive Plans.”
2013 Share Award Scheme
Our Company adopted the 2013 Share Award Scheme on February 22, 2013, as amended on January 9, 2015, March 3, 2016, June 8, 2016, December 7, 2018 and November 6, 2019. The purpose of the 2013 Share Award Scheme is to provide incentives or rewards to selected employees for their contribution to the Group and/or to enable the Group to recruit and retain high-caliber employees and attract human resources that are valuable to the Group and any invested entity. As of the Latest Practicable Date, the Company has granted awards pursuant to the 2013 Share Award Scheme representing a total of 159,366,456 Shares. The Board has determined not to grant any further share awards under the 2013 Share Award Scheme upon the Latest Practicable Date. For the principal terms and details of the outstanding share awards (which have not been vested as of the Latest Practicable Date) under the 2013 Share Award Scheme, please refer to the paragraph headed “Appendix IV — Statutory and General Information — D. Equity Incentive Plans — 2. 2013 Share Award Scheme and — 4. Outstanding share options, share awards and RSUs granted under the Equity Incentive Plans.”
2021 Share Incentive Plan
Our Company adopted the 2021 Share Incentive Plan on November 15, 2021 and amended on December 20, 2022 with such amendments to take effect immediately upon the Listing. The purpose of the 2021 Share Incentive Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, Directors, and consultants and to promote the success of the Company’s business. As of the Latest Practicable Date, no share option had been granted under the 2021 Share Incentive Plan and only the restricted share units representing a total of 108,169,365 Shares had been granted pursuant to the 2021 Share Incentive Plan. The Company will not issue any further awards pursuant to the 2021 Share Incentive Plan between the Latest Practicable Date (for the purpose of the final listing document) until the Listing, other than the grant of 27,500,715 RSUs to current and former employees of Camelot Group to satisfy the Camelot RSUs pursuant to the 3.19% Agreements prior to Listing. For the principal terms and details of the outstanding restricted share units (which have not been vested as of the Latest Practicable Date) under the 2021 Share Incentive Plans, please refer to the paragraph headed “Appendix IV — Statutory and General Information — D. Equity Incentive Plans — 3. 2021 Share Incentive Plan and — 4. Outstanding share options, share awards and RSUs granted under the Equity Incentive Plans.”
The Company will comply with Chapter 14A and other applicable rules of the Listing Rules for any share awards to be granted to connected persons under the Equity Incentive Plans after Listing.
PRC REGULATORY REQUIREMENTS
SAFE registration in the PRC
Pursuant to the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Investment, Financing and Round Trip Investment via Special Purpose Vehicles (《國家外匯管理局關於境內居民通過特殊目的公司境外投融資及返程投資外匯管理有關問題的通知》) (the “SAFE Circular No. 37”), promulgated by SAFE on July 4, 2014, (i) a PRC resident must register with the local SAFE counterpart before he or she contributes assets or equity interests in an overseas special purpose vehicle (the “Overseas SPV”) that is directly established or indirectly controlled by the PRC resident

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

for the purpose of conducting investment or financing, and (ii) following the initial registration, the PRC resident is also required to register with the local SAFE counterpart for any major change in respect of the Overseas SPV, including, among other things, a change of Overseas SPV’s PRC resident shareholder(s), the name of the Overseas SPV, terms of operation, or any increase or reduction of the PRC residents’ capital, share transfer or swap, and merger or division of Overseas SPV. Pursuant to SAFE Circular No. 37, failure to comply with these registration procedures may result in penalties.
Pursuant to the Notice on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment (《國家外匯管理局關於進一步簡化和改進直接投資外匯管理政策的通知》), promulgated by SAFE on February 13, 2015 and effective on June 1, 2015, the power of foreign exchange registration was delegated from the local SAFE counterpart to qualified local banks where the domestic entity was incorporated.
PUBLIC FLOAT
So far as our Directors are aware, upon completion of the Introduction (without taking into account any Shares which may be further issued under the Equity Incentive Plans), the Shares held by Kingsoft Corporation and Xiaomi which are the substantial shareholders of our Company and the Shares or ADSs owned by the directors of our Company and subsidiaries, their respective spouses and entities controlled by them, will not be counted towards the public float.
As at the Latest Practicable Date, TMF Trust (HK) Limited, as trustee, holding 103,501,929 Shares underlying the share awards granted under the Equity Incentive Plans (assuming no further Share transfers from TMF Trust (HK) Limited to satisfy any share options exercised or RSUs vested under the Equity Incentive Plans (including any Share transfers to satisfy the Camelot RSUs upon vesting) from the Latest Practicable Date to the Listing Date), representing approximately 2.72% of the issued share capital of the Company. The ultimate beneficial owners for which TMF Trust (HK) Limited are holding the shares as trustee under the relevant trust are employees of the Group who were granted share awards under the Equity Incentive Plans. The settlor of the trust is the Company. After the Listing, TMF Trust (HK) Limited, as the trustee, shall abstain from voting on matters that require Shareholders’ approval under the Listing Rules, unless otherwise required by law to vote in accordance with the beneficial owner’s direction and such a direction is given. As at the Latest Practicable Date, no core connected persons are interested in any of the Shares held by TMF Trust (HK) Limited and accordingly all such Shares held by TMF Trust (HK) Limited shall be counted as part of the public float.
So far as our Directors are aware, save as Kingsoft Corporation and Xiaomi, the remaining Shareholders are not core connected persons and will collectively hold 1,932,337,217 Shares or approximately 50.78% of the total number of issued Shares of our Company, which will count towards the public float, upon completion of the Introduction (assuming without taking into account any Shares which may be further issued under the Equity Incentive Plans).
OUR CORPORATE STRUCTURE
The following diagram illustrates our simplified corporate and shareholding structure, showing our major subsidiaries and operating entities as at the Latest Practicable Date (assuming there is no change in the shareholding of the public Shareholders from the Latest Practicable Date and assuming no further Shares are issued under the Equity Incentive Plans):

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

Kingsoft Corporation
Xiaomi(1)
TMF Trust (HK) Limited(2)
Other Public Shareholders(3)
37.40%
11.82%
2.72%
48.06%
The Company (Cayman Islands)
100%
Kingsoft Cloud Corporation Limited (Hong Kong)
100%
Iridescence Limited(4) (BVI)
100%
Camelot Information Systems Inc. (BVI)
100%
Camelot Innovative Technologies Inc. (Cayman Islands)
Kingsoft Cloud Inc. (U.S.)
100%
100%
Offshore
Onshore
100%
Beijing Kingsoft Cloud
100%
Yunxiang Zhisheng
89.03%
Camelot Technology(5)
3.19%
Cloud Camelot (Beijing) Information Technology Co., Ltd. (雲萊特(北京)信息技術有限公司)
Zhuhai Kingsoft Cloud(6)
Kingsoft Cloud Information(7)
100%
Kingsoft Cloud Network(8)(9)
100%
Beijing Jinxun Ruibo
100%
100%
100%
Nanjing Qianyi
Kingsoft Cloud Tianjin
Wuhan Kingsoft Cloud(10)
Equity interest
Contractual arrangements. See "Contractual Arrangements" for more details.

Notes:
(1)
Xiaomi is controlled by Mr. Lei Jun, the chairman of our Board and our non-executive Director.

(2)
TMF Trust (HK) Limited, as trustee, holding 103,501,929 Shares underlying the share awards granted under the Equity Incentive Plans (assuming no further Share transfers from TMF Trust (HK) Limited to satisfy any share options exercised or RSUs vested under the Equity Incentive Plans (including any Share transfers to satisfy the Camelot RSUs upon vesting) from the Latest Practicable Date to the Listing Date), representing approximately 2.72% of the issued share capital of the Company as of the Latest Practicable Date. Among the 103,501,929 Shares held by TMF Trust (HK) Limited, 83,279,670 Shares have been transferred to Bank of New York Mellon in preparation for conversion into ADSs upon vesting of certain share awards granted under the Equity Incentive Plans. As at the Latest Practicable Date, no core connected persons are interested in any of the Shares held by TMF Trust (HK) Limited and accordingly all such Shares held by TMF Trust (HK) Limited shall be counted as part of the public float.

(3)
Other Public Shareholders include:

(a)
Celestial Power, a company incorporated under the laws of BVI and one of the investors prior to our listing on the Nasdaq holding 43,153,502 Shares, representing approximately 1.13% of the issued share capital of the Company as of the Latest Practicable Date. Celestial Power is managed by IDG Capital which is a private equity investment institution having developed its venture capital business in China since 1993;

(b)
Mr. Wang Yulin, a former director and former CEO of the Company who resigned from his positions in the Group on August 8, 2022 due to personal health reasons, and his controlled entities as of the Latest Practicable Date include (i) River Jade Holdings Limited, a company incorporated under the laws of the BVI which is ultimately controlled by Mr. Wang Yulin, held 9,600,000 Shares, representing approximately 0.25% of the issued share capital of the Company; and (ii) Autogold Limited (“Autogold”) held 38,729,425 Shares, representing approximately 1.02% of the issued share capital of the Company. Autogold is a company incorporated under the laws of the BVI and wholly-owned by Prosper River Group Limited, which is ultimately controlled by The YTCM Trust. The YTCM Trust is a trust established under the laws of the Republic of Singapore and managed by Vistra Trust (Singapore) Pte. Limited as the trustee. Mr. Wang Yulin, our executive Director and Chief Executive Officer, is the settlor of The YTCM Trust, and Mr. Wang and his family members are the beneficiaries of The YTCM Trust. Prior to Mr. Wang Yulin’s resignation, he served as the director and CEO of our Company as well as the director and general manager of major subsidiaries and operating entities of the Company, namely Zhuhai Kingsoft Cloud, Kingsoft Cloud Network, Nanjing Qianyi, Yunxiang Zhisheng, Kingsoft Cloud Information, Beijing Jinxun Ruibo, Wuhan Kingsoft Cloud, Beijing Kingsoft Cloud, Kingsoft Cloud Tianjin and Kingsoft Cloud Corporation Limited (collectively, the “Major Served Subsidiaries and Operating Entities”). Mr. Wang Yulin also served as the director or general manager of other 17 subsisting subsidiaries and operating entities of the Company (“Other Served Subsisting Subsidiaries and Operating Entities”). In addition, prior to Mr. Wang Yulin’s resignation, he also served in one operating entity which has been deregistered as of the date of the Listing Document and one subsidiary which is currently going through internal procedures

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

for its deregistration with such deregistration expected to be fully completed shortly after the Listing. After Mr. Wang Yulin’s resignation, Mr. Zou Tao was re-designated as an executive Director and the acting CEO of the Company and was appointed as or remained to be the director and general manager of the Major Served Subsidiaries and Operating Entities as well as the director or general manager of the Other Served Subsisting Subsidiaries and Operating Entities. For details relating to Mr. Zou Tao’s management role in the Company during the Track Record Period, please refer to “Directors and Senior Management — Directors —Executive Directors and Non-executive Directors”;
(c)
CIIF, a limited partnership established under the laws of the PRC and one of the investors prior to our listing on the Nasdaq, holding 55,089,998 Shares, representing approximately 1.45% of the issued share capital of the Company as of the Latest Practicable Date. CIIF is a limited partnership established in the PRC in 2017 with registered capital of RMB30.1 billion. It is a venture capital firm based in Beijing, PRC and principally engaged in investment management and consultation in non-securities business. It focuses on making investments in sectors such as network security, artificial intelligence, big data, cloud computing, and network information services. CIIF is managed by its general partner China Internet Investment Fund Management Co., Ltd. (中國互聯網投資基金管理有限公司) with registered capital of RMB100 million, which in turn is controlled by China Netcom (Beijing) Holding Co., Ltd. (中網信通(北京)控股有限公司), a company wholly owned by the National Cyberspace and Information Security Administration Center (國家計算機網絡與信息安全管理中心) administered by the Office of the Central Cyberspace Affairs Commission of the PRC (中央網絡安全和信息化委員會辦公室), a PRC government authority. CIIF has eight limited partners with the largest limited partner holding approximately 33.22% partnership interest. According to the publicly available information, the planned total fund size of CIIF is RMB100 billion. The invested portfolio companies of CIIF include, among others, Kuaishou Technology (Stock Code: 1024), a company listed on the Stock Exchange, SenseTime Group Inc. (Stock Code: 0020), a company listed on the Stock Exchange, and Ximalaya Inc. (NYSE: XIMA), a public company listed on the New York Stock Exchange. To the best knowledge of the Directors, each of CIIF, its general partner and limited partners is an Independent Third Party;

(d)
Mr. Ma and Ms. Chou, being the Camelot Founders, holding 89,453,974 Shares and 73,034,892 Shares, representing approximately 2.35% and 1.92% of the issued share capital of the Company as of the Latest Practicable Date;

(e)
the Non-founder shareholders of Camelot, holding 50,648,715 Shares, representing approximately 1.33% of the issued share capital of the Company as of the Latest Practicable Date; and

(f)
the remaining public Shareholders who each holds less than 2% of the issued share capital of the Company as of the Latest Practicable Date.

(4)
Pursuant to the Camelot Merger Agreement, after a series of mergers involving among others, Benefit Overseas and Dreams Power, Camelot has been merged with and into Iridescence Limited, a company incorporated under the BVI laws and wholly-owned by our Company.

(5)
The remaining equity interests in Camelot Technology were held by Shanghai Jiawo as to approximately 7.05% and Tongxiang Jiawo as to approximately 0.72%. All of these minority shareholders of Camelot Technology are Independent Third Parties (apart from being the substantial shareholder of Camelot Technology where applicable).

(6)
Zhuhai Kingsoft Cloud is held as to 79.60% and 20.40% by Beijing Digital Entertainment and Ms. Qiu Weiqin as registered shareholders.

(7)
Kingsoft Cloud Information is held as to 80% and 20% by Ms. Qiu Weiqin and Mr. Zou Tao, our executive Director and acting CEO, respectively, as registered shareholders.

(8)
Each of the following Project Entities (as defined in the section headed “Contractual Arrangements”), namely Rizhao Kingsoft Cloud Network Technology Co., Ltd.* (日照金山雲網絡技術有限公司), Kingsoft Cloud Network Technology (Jiangsu) Co., Ltd.* (金山雲網絡技術(江蘇)有限公司), Kingsoft Cloud (Qingyang) Data Information Technology Co., Ltd*. (金山雲(慶陽)數據信息科技有限公司), Kingsoft Cloud Intelligent City Technology (Guizhou) Co., Ltd.* (金山雲智慧城市科技(貴州)有限公司) and Kingsoft Cloud Perception City Technology (Anhui) Co., Ltd.* (金山雲感知城市科技(安徽)有限公司). and its subsidiary, Changjiang Digital Technology (Anhui) Co., Ltd.* (長江數字科技(安徽)有限公司), is a subsidiary of Kingsoft Cloud Network.

(9)
Shanghai Jinxun Ruibo, being a Licensed Entity (as defined in the section headed “Contractual Arrangements”), is a wholly-owned subsidiary of Kingsoft Cloud Network.

(10)
Each of Chibi Kingsoft Cloud Network Technology Co., Ltd.* (赤壁金山雲網絡技術有限公司), being a Project Entity, and Shenzhen Yunfan, being a Licensed Entity is a subsidiary of Wuhan Kingsoft Cloud.

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The following section sets forth updated and supplemental information relating to selected aspects of our business and operations subsequent to our 2021 Form 20-F filed with the SEC on May 2, 2022 as well as a current description of our overview, strengths and strategies, and is incorporated by reference into the registration statement on Form F-3 (File No. 333- 260181) filed with the SEC on October 12, 2021.

MARKET OPPORTUNITIES AND CHALLENGES
Market Opportunities
Compared to the U.S. cloud service market, the Chinese market is still at a relatively early stage with tremendous potential indicated by its relatively lower cloud service penetration rate of 9.7% in 2021, as compared to 22.1% in the U.S.
Driven by the needs to (i) prevent data loss and downtime due to localized component failure in a single cloud, (ii) to ensure continued high-quality performance, (iii) to reduce latency by geographical distribution of processing requests, (iv) to minimize the dependency on a single cloud service provider, and the strengthening regulatory environment, multi-cloud deployment has become an essential trend in China. In 2021, while 87.9% of enterprises with over 1,000 employees deployed multi-cloud in the U.S., only 48.7% of those in China were doing the same. China’s multi-cloud deployment rate is expected to increase to 75.0% in 2026.
Internet Cloud Service Market
There is increasing penetration of internet and mobile devices in China. The massive data demand of the internet industry is one of the main drivers of China’s cloud service market. A wide spectrum of businesses is transforming themselves to offer internet-based services to their customers. In particular, new economies related industries such as video, gaming, and e-commerce have been growing significantly, driving the further demand for cloud resources. Internet cloud service market for these verticals continues to witness strong growth. The internet cloud service market in China is expected to grow at a CAGR of 14.9% from 2021 to 2026.
Non-internet Cloud Service Market
While the cloud-native technology and products are incubated in internet space, non-internet enterprises and organizations are also planning to accelerate digital transformation through cloud adoption, which become another catalyst for cloud service market growth in China. The overall profile of such non-internet enterprise customers in China is characterized by the following key features:
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Spanning across a wide range of traditional sectors such as financial services, healthcare, manufacturing, logistics, etc.

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Well established, with large-scale incumbent conventional on-premises IT environment

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Complex and diverse business scenarios involving issue around data silos

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Subject to increasingly stringent data security requirements

With multi-faceted considerations, including regulatory requirements and legacy IT premises, customers from certain sectors tend to demand for dedicated solutions deployed in designated locations which they could physically control. With dedicated solutions, enterprises and organizations are able to bring benefits about public cloud to their own premises while mitigating restrictions and concerns they may face with moving infrastructure off proprietary premises. The size of China’s non-internet cloud service market increased from RMB61.0 billion in 2017 to RMB203.9 billion in 2021, representing a CAGR of 35.2%, and is expected to reach RMB565.6 billion in 2026, representing a CAGR of 22.6% from 2021 to 2026.

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Pain Points Facing Enterprises and Organizations
Cloud migration has become long-term commitments of enterprises and organizations. However, they still face challenges in digitalization and to cloud migration:
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Large-scale business requires reliable cloud architecture.   Enterprises with large-scale business operations require massive cloud resources deployed in a highly-reliable architecture, with cloud technologies to support EB-level storage, high concurrency computing, and demands for database and big data capabilities.

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Unaddressed demand for end-to-end cloud solution.   Many enterprises and organizations are not proficient with cloud stack and their existing IT architectures are not designed for the adoption of cloud solutions. As such, they are demanding for end-to-end cloud adoption solution, starting from planning, to solution development, fulfillment and deployment, as well as ongoing maintenance and upgrade. As they are generally seeking for dedicated solutions, which is to be deployed on their own premises, enterprises and organizations expect cloud vendors to provide localized deployment services to address all complexities on site.

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Demand for purpose-built industry-specific solutions.   Many enterprises and organizations are pursing digitalization, not only looking for flexible and scalable IT resources, but also next-generation cloud-native applications which help them capture the value of cloud technology. Enterprises and organizations desire for industry-specific solutions which are purpose-built for their business scenarios.

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High requirement for continuous service and timely response.   Post the initial cloud project deployment, enterprises and organizations need to upgrade their systems periodically in response to evolving business environments. This leads to strong demand for continuous services and high requirements for cloud vendors to provide timely response and customized solutions.

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Imminent demands for digitalization to provide online experience.   The proliferation of mobile devices and customers’ ever-growing expectation for online experience have driven non-internet enterprises and organizations to apply cloud technologies to accelerate digitalization, and to provide products and services via internet.

OUR COMPETITIVE STRENGTHS
With our strategic vision and focus on quality execution over the years, we have established strong competitive advantages and become a trusted brand in the industry:
Established Cloud Service Provider
Established market presence and business scale.   We are an established cloud service provider in China. Based on our cloud platform consisting of extensive cloud infrastructure, advanced cloud-native products, industry-specific solutions and end-to-end fulfillment and deployment services, we have established strong market presence in cloud service market in China. As of June 30, 2022, we had an extensive infrastructure network with more than 110,000 servers and achieved exabyte-level storage capacity. Anchored by our large-scale and extensive infrastructure, our cloud platform is able to deliver a consistent and instantly available product experience across regions and verticals.
We have achieved strong growth, with a revenue growth CAGR of 51.3% from 2019 to 2021, outpacing the growth CAGR of 36.4% for China’s cloud service market during the same period. Specifically, we have also achieved strong growth in our enterprise cloud services, recording a CAGR of 144.1% from 2019 to 2021.
A brand for neutrality and trust.   With our full commitment to cloud service, we are dedicated to mobilizing our resources, to enable our customers to successfully embrace the benefits of cloud solutions, pursue their digital transformation strategies, and create business value. As businesses migrate to cloud environment, customers are increasingly concerned over data security and potential conflicts of interest with cloud service providers. Moreover, multi-cloud strategy has become the industry norm, to ensure the

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consistency, reliability and security of cloud service, and data sovereignty at the backdrop of regulatory requirements. We are favorably positioned to gain trust from customers amidst the increasing penetration of multi-cloud deployment.
End-to-end Cloud Solution Provider
High quality in-house fulfillment and deployment.   Our cloud solution is offered in a holistic approach. We provide our customers with products and solutions, covering the entire cloud migration process through planning, solution development, fulfillment and deployment, as well as ongoing maintenance and upgrade. The entire process is primarily executed by our in-house professionals to optimize service efficiency and to enhance our control over service quality. Compared to outsourcing certain stages of project deployment to external vendors, we directly control on the entire process of cloud migration projects, aiming to making consistent fulfillment and deployment.
Advanced cloud products bringing full-span value proposition.   We provide various advanced enterprise-grade cloud products based on our extensive infrastructure with high-level availability and reliability. Our modularized cloud products, primarily including unified IaaS infrastructure, and to a lesser extent, PaaS middleware and SaaS applications, can be utilized to design different solutions to meet various business needs. Our IaaS cloud offerings, such as cloud computing, storage and delivery, provide customers with foundational cloud resources. To a lesser extent, we also offer value-added services and products, including PaaS middleware and SaaS applications built on our cloud-native architecture, helping customers unlock operational potential and achieve business success. To address multi-faceted inquiries, we have systematically organized our resources including both our cloud capacity and in-house technological personnel, to be readily available and highly flexible to meet the demands of our customers.
Insight and capabilities in enterprise services.   We have gained valuable insight and capabilities from Kingsoft Group’s over 30 years of experience in providing enterprise services, and are highly committed to serve and empower our business customers with cloud technologies. With our customer-centric service philosophy, we always prioritize the needs of our customers and strive to provide them with pleasant experience. We value every customer and provide high quality customer services across their entire life cycle. For each project, we provide dedicated services to customers with our in-depth industry insights. At project initiation, our specialized industry team analyzes deeply into customer business scenarios and designs tailored solutions. During the fulfillment and deployment process, we offer customers with seamless cloud migration services. After the deployment, we have regular client reviews to constantly improve our services. In particular, for our Premium Customers, we also have a dedicated technical support team on demand 24×7 to respond to customer inquiries within 90 seconds. We also promote joint efforts in systems development and upgrade with our Premium Customers, to help them continuously optimize their cloud architecture, which further enhance our customer engagement and stickiness.
Vertical Strategy with Proven Track Record
We have strategically expanded our footprints into selected verticals and have established strong market presence in each vertical through quality and efficient execution. As we continue to serve vertical leaders, our products and solutions continue to iterate and optimize based on customers’ feedback. By partnering with vertical leaders, we have built proprietary industry know-how and formed in-depth understanding of each selected vertical, which empowers us to provide high-quality industry-specific cloud solutions.
We strategically entered specific verticals and achieved a proven track record of success. The verticals we strategically entered include, but not limited to:
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Video.   We started to offer video cloud solutions in 2016, right before the outburst of video streaming in China. Our video cloud solution integrates cloud infrastructure such as storage and processing, and video applications such as encoding and high resolution, providing a holistic solution. We have further upgraded this to immersive video cloud solutions featuring ultra-high resolution and ultra-low latency, which was empowered by our industry-leading cloud rendering and real-time communication

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technology. We are among the first cloud companies offering cloud solutions to internet video companies in China. As of June 30, 2022, we have amassed a Premium Customer base including Bilibili and Zhihu.
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Public service.   We provide cloud infrastructure which systematically connects mission-critical public service organizations, and provide architecture enabling data sharing on municipal level and empowering administrative efficiency while ensuring stringent security and privacy. For example, since 2015 we have been providing public cloud solutions to Beijing Public Service Cloud, one of the largest and earliest deployed public sector cloud platforms in China. Beijing Public Service Cloud provides cloud services to various public sector organizations in Beijing. We have been supporting an increasing number of organizations through their platform. As of the Latest Practicable Date, our solutions have supported over 50 public sector organizations in Beijing.

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Healthcare.   Our healthcare cloud solutions provide high-performance, secure resources and technologies, and a full portfolio of applications and services for the healthcare industry. Our cloud-based solution connects industry participants including various public service departments and healthcare institutions across national and regional levels, in order to facilitate digitalization and eliminate data silos. For example, we have successfully built a cloud-based healthcare information management system for a provincial digital health project in China related to the COVID-19 pandemic.

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Gaming.   We started to offer game cloud solutions in 2014, when the mobile gaming market was set to take off. We have developed full-stack platform for gaming companies to incubate, test and operate their games in cloud environments. In 2020, we upgraded our solution for cloud gaming, allowing game developers to provide high-quality, unified and equipment-agnostic gaming experience to users, which is the first-of-its-kind industry solution. As of June 30, 2022, our customers included leading gaming companies in China such as Seasun Games, Giant Network, Well-Link, Hero Entertainment and Ourpalm.

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Financial service.   We started to offer financial service cloud solutions in 2018 as we identified huge cloud demand from the financial service sector. We have pioneered the private deployment of public cloud solutions, which could effectively address the pain points faced by financial institutions amid the evolving regulatory requirements and digital transformation, and allow them to unlock the value of data assets. We have accumulated deep domain expertise and amassed a group of high quality customers in this sector. Our Data Lakehouse platform has been successfully deployed for a large state-owned bank in China. As of June 30, 2022, our customers include 18 out of the top 20 leading Chinese banks.

In addition, we are closely monitoring various end markets with emerging demand for cloud services, and have developed solutions for selected emerging sectors, such electric vehicle. Since 2021, we have been providing cloud services to an EV (Electric Vehicle) manufacturer and supporting them in EV development and operation.
Customer-centric Product Development
Customer-centric research and development.   We stay committed to cloud-native technology development and have built up customer-centric research and development capabilities. To fulfill business needs of customers, we have been promoting seamless collaboration between solution development and service team and research and development team. With first-hand observations of customers’ business, we are able to respond and tailor our solutions to address their needs in a timely manner. Leveraging our industry know-how, we also preemptively develop solutions to optimize customer experiences. For example, on top of our big-data middleware, we have developed different data management system suitable for different industries. Our technology platform acts as the foundation for product development and innovation to continuously address the evolving business needs of our customers, enabling us to constantly enhance customer engagement.
Modularized products to drive penetration.   We have established a complete portfolio of modularized products leveraging on our proprietary advanced technologies. By completing featured projects with industry-leading customers, we are able to develop a unified suite of applications with purpose-built industry

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characteristics, which are interoperable with our product offerings. All of those modularized products can be readily assembled and deployed to serve other customers in the same or adjacent vertical, empowering us on gaining more businesses and market share in the same vertical. For example, we have successfully built a cloud-based healthcare information management system for a provincial digital health project in China. The core modularized products we developed for such project include one cloud infrastructure, one data lake, and four middleware (一雲一湖四中台), which are tailored to the healthcare industry and can function independently or together. Utilizing such core modularized products, we are able to quickly penetrate and provide solution to other customers in the healthcare sector. As a result, we have created a virtuous cycle where more collaborations with leading customers lead to more advanced solutions and featured projects, which lead to further industry penetration, and consistently improved R&D efficiencies.
Proprietary technologies and strong R&D capabilities.   We have developed a complete portfolio of products based on our proprietary technologies, which could be delivered to our customers as components of our industry solution and ensure they have effective control over those products and eliminate external technology dependencies. The execution of our research and development strategy is backed by our strong and expanding research and development talent pool and continuous investment in research and development. As of June 30, 2022, our research and development team consisted of 1,144 people, and solution development and services team consisted of 7,377 people, in aggregate accounting for 87.3% of our total employees.
Strong Customer Conversion Capabilities and Go-to-market Efficiencies
We adopt a premium customer strategy. We seek to serve leading players in selected verticals in order to establish strong sector presence more efficiently. By completing featured projects with industry-leading customers, we are able to demonstrate our enterprise service and technology capabilities as well as strengthen our brand, which in turn empower us on acquiring more customers within those vertical.
We are dedicated to maintaining a continuous and long-term service coverage for our customers. Such service model enhances the engagement with our customers, and enables us to understand their needs in a timely manner and to identify new business opportunities. With our in-house fulfillment and deployment practice, we are able to identify customers’ needs on real time basis and promote cross selling. As a result, we have fostered a solid customer base and achieved improving unit economics. Moreover, our customers tend to procure more products and solutions as our offerings are constantly upgraded and extended along with customers’ business developments. Our premium customer focus and cross-selling initiatives have significantly contributed to our go-to-market efficiencies. In 2019, 2020 and 2021, we had a total of 243, 322 and 597 Premium Customers, respectively. For the same periods, our net dollar retention rate of Public Cloud Service Premium Customers was 155%, 146% and 114%, respectively.
Experienced Management Team and Strong Synergies with Our Strategic Shareholders
As one of the first-generation cloud companies in China, our experienced management team with entrepreneurial spirit has been leading us since our establishment, achieving rapid and continued growth of our business. Combining solid technology background with in-depth understanding of industry verticals, our management team is committed to pursuing innovative solutions to bring greater value to customers.
We also enjoy strong synergies with our strategic shareholders, including Kingsoft Group and Xiaomi. We offer cloud solutions to Kingsoft Group. We are also able to leverage the sales network of Kingsoft Group through cross-selling opportunities. We cooperate with Xiaomi and its ecosystem participants to develop cloud solutions for emerging sectors.
OUR STRATEGIES
Our growth strategies are as follows, which we believe would empower us to further achieve strong growth and a stronger market position:
Strengthen Our Market Position in Strategically Selected Verticals
We will continue to strengthen our market presence in our strategic verticals through retaining existing customers and attracting new customers. We plan to further enhance our relationship with existing customers

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by expanding our product offerings and creating cross-selling opportunities. In addition, we intend to offer customers additional solutions along with their business growth to further strengthen customer stickiness and increase our wallet share in existing customers. We also plan to further promote our modularized products and industry-specific solutions to penetrate such verticals and acquire more customers.
Enhance Our Presence in New Verticals and Grow Our Customer Base
We intend to expand our solution offerings to cover more verticals with strong growth potential. We will focus on capturing the massive demand from traditional enterprises and public service organizations in the next growth phase of China’s cloud service market. Leveraging our proven record in more established verticals with scalable cloud spending such as video and gaming, we also plan to further tap into emerging verticals, such as electric vehicle, and logistics. Meanwhile, we will continue to adopt our premium customer strategy to cover and anchor industry leaders in such new verticals, and further optimize our products and services to meet various industry demands.
Enhance Our End-to-end Solution and In-house Fulfillment and Deployment Capabilities
We are dedicated to continuing to leverage our industry expertise and technological capabilities to offer end-to-end solution. We will further unleash the synergies from the Camelot Group acquisition by leveraging and integrating its nationwide fulfillment and deployment capacities in China. By adhering to industry-leading standards, we will stay committed to in-house fulfillment and deployment, which we believe would allow us to improve customer satisfaction and retention.
Continue to Invest in Infrastructure and Technology
Infrastructure is fundamental to our cloud platform. Therefore we plan to continue to invest in our extensive infrastructure in order to deliver higher-quality cloud service and enhance the economies of scale. Particularly, we plan to further enhance our infrastructure in first tier cities with more concentrated cloud services demand, as well as to deploy our infrastructure based on the projects of our customers. As a technology-driven cloud company, we aim to increase investment in research and development of advanced technologies such as container and data lake.
Capitalize on Scale Advantages and Improve Operational Efficiency
We have been benefiting from economies of scale and we will continue to improve operational efficiency to further unlock the economies of scale. In this regard, we plan to optimize the deployment of our computing, storage and network resources and to further improve the utilization of our infrastructure.
Enhance Our Collaborations with Business Partners
We will continue to collaborate with business partners, including our strategic shareholders and industry-leading customers to develop vertical solutions with industry best practices, which will help us continue to build up industry know-how and sector knowledge. We also aim to strengthen our relationships with system integrators to retain and expand our customer base across various industries.
OUR PRODUCTS AND SOLUTIONS
Public Service Cloud Solution
Our public service cloud solutions are based on the public cloud architecture and can be easily and quickly deployed. These cloud solutions help public service organizations enhance productivity and efficiency. With capabilities of cloud computing and big data, public service organizations can achieve the goal of data integration, simplifying streamlining processes, improving efficiency, ensuring safety and reducing costs and realizing digital transformation.

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The key value we bring includes:
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Digitalization:   Public service organizations are able to connect data across multiple departments, improve work efficiency and enhance security, which ultimately realize digital transformation.

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Reliability:   The cloud platform adopts high-availability technology and security protection system, which can guarantee the stable and uninterrupted operation of the platform.

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Comprehensiveness:   We can provide a series of services from the construction of underlying cloud data center, big data management, big data analytics, etc., which meets the public service organizations’ requirements for critical aspects of cloud platform product functions.

Case study

Since 2015 we have been providing public cloud solutions to Beijing Public Service Cloud, one of the largest and earliest deployed public sector cloud platforms in China. Beijing Public Service Cloud provides secure cloud services to various public sector organizations in Beijing. We have been supporting an increasing number of organizations through their platform. As of the Latest Practicable Date, our solutions have supported over 50 public sector organizations in Beijing. Our public service cloud solutions provide high reliability and data security. Our solutions help empower the digitalization and cloud migration of public services.

Healthcare Cloud Solutions
Our healthcare cloud solutions provide high-performance, secure resources and technologies, and a full portfolio of applications and services for the healthcare industry. We provide cloud services covering hospital operations, medical supervision, medical insurance payment, medical treatment and eldercare relying on our top-level cloud resources, abundant cloud products and excellent cloud service. It features big data analysis service for administrators, health management service for residents, cloud infrastructure for large and medium medical institutions and cloud application service for small and medium medical institutions. We have successfully deployed flagship projects for leading institutions.
The key value we bring includes:
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Digitalization:   Leveraging our comprehensive Picture Archiving & Communication System (“PACS”), we provide solutions of medical image storage, sharing, management, quality control, and related applications. We help healthcare institutions develop a complete medical image ecosystem by leveraging unified data resources, data processing and computing to support unified system construction, deployment, and service solutions. We help healthcare institutions and hospitals improve radiology workflow, better manage the storage of images, and realize healthcare interoperability.

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Intelligent and collaborative operation:   We help customers build regional healthcare platforms with unified cloud infrastructure, cloud-native technology for the middle office, big data platforms and medical resource systems. We provide DataOps capability to help the healthcare industry solve data silos, improve collaboration and the automation of data flow, and enhance collaborative synergies among regional healthcare systems.

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Low cost construction and on-demand use:   All the application systems are based on the cloud computing architecture and can be used as needed without heavy assets investment.

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Improving private medical service capability:   The solution represents a cloud upgrade for grassroots information system to provide private medical services and enhance functions such as intelligent assistance and remote medical service, which significantly improves private medical service capability.

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Implementation of hierarchical diagnosis and treatment system:   The solution breaks the information barrier between superior and subordinate medical institutions in the same region, which realizes information interaction and data sharing.

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Case study

For example, during the COVID-19 pandemic, we have successfully built the cloud-based healthcare information management system for a provincial digital health project in China. Leveraging our in-depth industry know-how and technologies, we have developed core modularized products, namely one cloud infrastructure, one data lake, and four middleware (一雲一湖四中台), which are tailored to medical use cases and can function independently or together. The platform has connected major public hospitals, pharmacy chains, community clinics and government agencies, and achieved systematical record of medical data, which then help the organization to increase efficiency of a series of scenarios including public diseases monitoring, consistent chronic condition inpatient and outpatient treatment, pharmaceuticals distribution, and residents EMR maintenance.

Game Cloud Solutions
We started to offer game cloud solutions in 2014, when the mobile gaming market was set to grow exponentially. We have developed a full-stack platform for game companies to incubate, test and operate their games in cloud environments. With our game cloud solutions, our customers are able to provide a seamless experience and direct playability for gamers across all devices. Game cloud solutions enable enterprises to develop advanced and unique games with better in-game user experience, lower response time, as well as lower operational and maintenance costs.
Our game cloud solutions primarily consist of three categories, namely architecture solutions, management solutions and operation solutions. Architecture solutions focus on addressing the users’ needs for computing and storage capabilities. Based on the features of different game genres, we offer customized architecture solutions, such as cloud migration solutions. Management solutions help game companies to efficiently manage the games, covering game updates, maintenance and security. Operation solutions help users to operate and promote games and deliver better experiences to gamers. As of June 30, 2022, we have provided game cloud solutions to leading game companies in China such as Seasun Games, Giant Network, Well-Link, Hero Entertainment and Ourpalm.
The key value we bring includes:
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High concurrency:   Our game cloud solutions can effectively reduce the system requirements and pressure for game servers through large-scale and simultaneous cloud computation, which in turn allows for a large number of concurrent players.

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Low latency:   Developed upon our extensive network infrastructure across the world at large scale, we are able to satisfy game companies’ demands for low latency and enable them to deliver high-speed game experiences.

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Security:   Our game cloud solutions offer various security protections against isolated incidents and security failures to ensure player experience is not affected and to maintain high-availability at all times.

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Failure recovery:   By integrating high-quality EBS, Elastic IP and SLB products, our game cloud solutions enable game companies to easily recover from failures in application or underlying layers within seconds.

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Disaster recovery:   Our game cloud solutions provide multipath BGP and cross-region elastic deployment, eliminating operation risks from failures in any single data center.

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Case study

Well-Link is a leading cloud gaming developer in China. We work with Well-Link to provide cloud solutions to a cloud game which has become globally renowned, enabling smooth and rich game experiences to users. For example, leveraging our multi-line and large bandwidth capabilities, we ensured smooth — in-game experience across regions for players, while ensuring graphic quality. Moreover, we offer cloud servers, network and storage products and end-to-end solution for cloud gaming, enabling user interactions across different types of devices and lower the device requirement to run the games.

Financial Service Cloud Solutions
We started to offer financial service cloud solutions in 2018 as we saw huge cloud demand in financial service sector. We have pioneered the private deployment of public cloud technologies, which could effectively address the pain points faced by financial institutions amid the regulatory requirements and digital transformation, and allow them to unleash the value of data assets. For example, our Data Lakehouse platform has been successfully deployed for a large state-owned bank in China. Furthermore, we acquired Camelot Group in September 2021 to further enhance our financial service cloud solutions. Camelot Group offers comprehensive and digitalized solutions such as teller or branch systems, anti-money laundering and fraud prevention software services to the financial services industry. The key value we bring includes:
•
Digital transformation:   Our customized financial service architecture solutions, by providing high-performance cloud computing service at lower costs, enable financial institutions to achieve digital transformation and migrate to cloud.

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Cloud native benefits:   Our financial service cloud native solutions enable financial institutions to enjoy various benefits brought by cloud technologies, including high security, reliability, availability and flexibility.

•
Business innovation:   Our intelligent financial service solutions equip financial institutions with big data analytics capabilities, enabling them to easily and efficiently realize business innovations.

Case study

We provide a customized data cloud platform to Bank A, a large state-owned bank, to establish a centralized data management platform. By offering massive data integration, processing and analytics capabilities, we address Bank A’s needs for digital transformation. We provide various cloud-based data products to build a one-stop data analytics platform, realizing centralized management and allocation in complex operation environment. We provide data storage of 15 PB for the platform, which is compatible with both structured and unstructured data. We offer efficient task scheduling management, data asset services covering metadata and data lake, enabling Bank A to save underlying server and storage resources. Based on the business needs of Bank A, we help them develop modularized SaaS products for various business scenarios, such as regulatory reporting, auditing and anti-money laundering.

Other Solutions
Our cloud solutions also cover various other industries, such as electric vehicle, e-commerce, office automation, and mobile internet in general, among others.

BUSINESS

Case study

Zhihu is a leading online content community in China. We started to provide large-scale cloud native platform since 2019, enabling full cloud migration at IaaS level and partial cloud migration at PaaS level. The cloud native platform helps Zhihu reduce total IT costs and improve resource utilization efficiency. Such large-scale cloud native platform consists of a wide range of cloud storage products, bare metal servers, container services, big data and database products, establishing a massive container cluster, thereby enhancing data processing capabilities of Zhihu. Leveraging cloud native container technologies, the container cluster closely functions with other cloud services, enhancing the elasticity of resources and fast deployment. The high performance cluster is able to support over 4,000 nodes, over 3,000 image concurrency and monitoring response within one second.

Case study

Shouqi Yueche is a leading online ride hailing platform in China. We started to cooperate with Shouqi in 2020 by offering comprehensive cloud solutions. We provide cloud-native services and help Shouqi establish an IT security system. Our elastic cloud resources help Shouqi to process massive rider hailing orders during peak hours, enabling them to better serve its users.

Camelot Group
We acquired Camelot Group, a provider of enterprise digital solutions and related services, in September 2021 to further enhance our enterprise cloud services. Camelot Group’s services mainly include but not limited to, the design, coding, testing, adjustment of system or software, which do not require VATS Licenses or fall within any restricted or prohibited categories for foreign investment pursuant to the 2021 Negative List. Particularly, Camelot Group offers comprehensive digitalized solutions such as teller or branch systems, anti-money laundering and fraud prevention software services to the financial services industry. As compared to our enterprise cloud solutions which focused on cloud infrastructure and platform, Camelot Group’s services are more focused on software- and application-levels. We believe that the services offered by us and Camelot Group are complementary to each other, and collectively enable us to provide end-to-end cloud solutions, from infrastructure and platform to software and application, to customers. Camelot Group primarily charges customers based on performance completed to date.
We expect to benefit from our acquisition of Camelot Group in the development of our enterprise cloud services by leveraging Camelot Group’s nationwide project execution capacities and resources across China, deep industry know-how, and long-standing client relationships, among others.
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Project execution.   We plans to integrate the solution development and service teams of Camelot Group into ours. By integrating Camelot Group’s nationwide project execution capacities and resources across China, including approximately 8,000 personnel based in Beijing, Anhui, Jiangsu, and Hubei, among others, we are able to further accelerate and enhance the implementation of enterprise cloud service projects with lower costs, improved efficiency, and higher value. For example, during the COVID-19 pandemic, we have successfully built the cloud-based healthcare information management system for a provincial digital health project in China. Travel restriction measures adopted by government authorities have brought challenges to on-site services. Benefiting from Camelot Group’s local project execution capacities, we are able to efficiently communicate with customers and provide seamless on-site fulfillment, deployment and configuration services, ensuring our ability to fulfill customer requests amid challenging pandemic environment. We have provided trainings to Camelot Group’s solution development and service personnel and familiarize them with the implementation and deployment of Kingsoft Cloud’s services. Camelot Group’s solution development services personnel consisted of employees for software and application development and related deployment and implementation services. As compared to Camelot Group’s services, the deployment and implementation of our services does not require significant additional expertise. We believe that our trainings are sufficient to effectively integrate Camelot Group’s solution development and service team.

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For enterprise cloud projects with requirements for on-site fulfillment, deployment and configuration services, we consider the locations for project sites, Camelot Group’s personnel and Kingsoft Cloud’s personnel, staff compensation for Camelot Group’s personnel and Kingsoft Cloud’s personnel, local pandemic control measures, among others, to form a project execution team that can fulfill customer requests amid challenging pandemic environment. Moreover, we are expected to optimize cost efficiency levering Camelot Group’s nationwide network due to the reduced traveling costs and staff compensation.
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Deep industry know-how.   Camelot Group have extensive experience and expertise in providing software- and application-level services. When customers have business demands for specific application scenarios, Camelot Group’s developers are able to better understand and respond to customers’ needs in a more cost-efficient manners as compared to our cloud architects and engineers who may not have the expertise at application-level. Moreover, leveraging Camelot Group’s deep know-how in the financial industry, it has developed a suite of comprehensive digitalized solutions such as teller or branch systems, anti-money laundering and fraud prevention software services can be readily provided to players in the industry.

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Long-standing client relationships.   Camelot Group’s software- and application-focused offerings complements our services which focused on infrastructure and platform underlying the software and applications, and thereby enable us to provide customers with end-to-end cloud solutions. Moreover, we are able to explore cross-selling opportunities between the customers of Camelot Group and us. We are able to sell cloud products to customers using Camelot Group’s services, and sell Camelot Group’s services to customers using our cloud products. In 2021, the number of overlapping Premium Customers only accounted for less than 4% of our total number of Premium Customers, presenting significant potentials for cross-selling. For example, we have successfully sold Camelot Group’s services to WPS Office, our existing Premium Customer. Since our consolidation of Camelot Group in September 2021, we have provided trainings to sales and marketing personnel of both Kingsoft Cloud and Camelot Group, and familiarize them with each other’s service offerings to enhance cross-selling. During the communications with existing or potential customers, if one’s sales personnel identified potential business opportunities for the other, they would refer and introduce the other’s sales personnel to such customer. For example, as of the Latest Practicable Date, Camelot Group has entered into service contracts with four existing customers of Kingsoft Cloud with a total contract sum of RMB20.6 million. Moreover, Camelot Group is negotiating with another five existing customers of Kingsoft Cloud with a total contract sum of RMB3.5 million. We has provided cloud services to such customers, and referred Camelot Group to provide software and application development services. As of the Latest Practicable Date, Camelot Group has also referred us to certain of its existing customers, and we have established initial business contact with them.

The following table sets forth a breakdown of Camelot Group’s employees by function as of June 30, 2022.
	June 30, 2022
Function	Number of employees	Percentage
Research and development	127	1.6%
Sales and marketing	140	1.7%
General and administrative	482	6.0%
Solution development services	7,279	90.7%
Total	8,028	100.0%
Camelot Group’s solution development services personnel consisted of employees for software and application development and related deployment and implementation services. We have adopted the following measures to leverage Camelot Group’s nationwide employee network: (i) we provided trainings to Camelot

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Group’s sales and marketing personnel and familiarize them with our offerings to enhance cross-selling; (ii) we provided trainings to Camelot Group’s solution development and service personnel and familiarize them with the implementation and deployment of our services; and (iii) for enterprise cloud projects which requirements for on-site fulfillment, deployment and configuration services, we consider the locations for project sites, Camelot Group’s personnel and our personnel, staff compensation for Camelot Group’s personnel and our personnel, local pandemic control measures, among others, to form a project execution team that can fulfill customer requests amid challenging pandemic environment, while ensuring optimized cost efficiency.
Revenue Model
Our cloud products and solutions can be deployed as (i) public cloud services, and (ii) enterprise cloud services. At the choice of customers, we offer different deployment methods to cater to their business needs. Our modularized public cloud products are able to meet customers’ various demands across different selected industries. We also offer enterprise cloud deployment of our cloud products and solutions, primarily operated on-premise and dedicated to customers. The following diagram illustrates the deployment of our public cloud and enterprise cloud services.

Flexible On-Demand Deployment
Product Capability System Based On Public Cloud Technology
Computing
Storage
Delivery
Public Cloud Deployment
Basic Computing
Cloud Database
Data Warehouse
Big Data
Cloud Security
Cloud Network
KENC
EBS
KS3
KArchive
KFS
DMS
KLS
KSHD
WCDN
KIE
Adaptation
Development
Adaptation
Development
Enterprise Cloud Deployment
DragonBase
Data Cloud
DragonCloud
Cloud Security
KingStorage –OBS
KingStorage –EBS
KingStorage – NAS
Galaxy Stack

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The following table illustrates details of our cloud services:
Category	Underlying Technology	Revenue and Fee Model	Deployment	Key Benefits to Customers
Public cloud services	Both public cloud services and enterprise cloud services, are developed based on the same suite of underlying public cloud technology capabilities.	Usage basis – based on utilization and duration. Customers are typically charged a monthly service fee based on the actual consumption of cloud products.
Operated on off-premise infrastructure and can be delivered over the internet. Such off-premise infrastructure is owned or leased by us. Underlying infrastructure can be shared by any customer.
Our agreements with public cloud customers are typically one to three years, which can be renewed upon mutual agreement.
• Low cost of ownership and maintenance cost • On-demand scalability • High reliability
Enterprise cloud services
•
For enterprise cloud services originated by our Group:

Revenue is recognized at a point in time based on performance completion. Customers are typically charged on a project basis with a pre-determined service fee pursuant to negotiations with the customers.

•
For enterprise cloud services offered by Camelot Group:

Revenue is recognized over time as service is performed. Customers are typically charged on performance completed to date. Service fees are pursuant to negotiations with customers.

Operated on on-premise infrastructure. Underlying infrastructure is dedicated to specific customers.
We help customers establish cloud environment on the infrastructure, such as setting up network and architecture, installation of management software, configuration of system and connection, among others. Duration of enterprise cloud service projects varies from project to project based on the actual workload, and usually ranges from 3 to 9 months, as applicable.
• High control over security and privacy • Compliance with regulatory standards • Customizable to cater to specific business needs
Public cloud services are operated on off-premise infrastructure and can be delivered to customers over the Internet. With public cloud deployment, customers do not need to own or maintain the underlying IT infrastructure and can enjoy on-demand cloud resources to meet their business needs. Due to the nature of public cloud services, the underlying infrastructure is shared among different customers, which means that multiple organizations will sometimes be using the same physical server at the same time. Our public cloud services cover various verticals, including, among others, video, gaming, electric vehicle, e-commerce, and mobile internet.

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We also offer enterprise cloud services primarily for non-internet enterprises and organizations with high control and customization available from dedicated cloud resources. Due to their complicated operation structure and process, they generally have higher demand for compatibility, reliability, privacy and security in cloud products. With multi-faceted consideration, including regulatory requirements and legacy IT premises, customers from certain traditional sectors tend to demand for dedicated solutions deployed in designated location which they could physically control. In this regard, we offer enterprise cloud services operated on on-premise infrastructure. With increasingly complex business structures and massive data accumulated from daily operations, traditional enterprises and public service organizations require hyper-scale computing and big data capabilities as part of their cloud solutions. The below table sets forth the number of our enterprise cloud service projects by major industry verticals.
	For the year ended December 31,			For the six months ended June 30,
	2019	2020	2021	2021	2022
Number of Enterprise Cloud Services Projects
Public Service	118	225	166	85	45
Healthcare	—	5	4	4	8
Financial Service	32	13	42	23	20
Camelot Group	—(1)	—(1)	440	—(1)	479
Total	150	243	652	112	552

Note:
(1)
Not applicable as we acquired Camelot Group in September 2021 and started to consolidate its results of operations since then.

The below table sets forth the number of our Enterprise Cloud Service Premium Customers by major industry verticals.
	For the year ended December 31,		For the six months ended June 30,
	2019	2020	2021	2022
Number of Enterprise Cloud Service Premium Customers
Public Service	53	107	94	41
Healthcare	—	4	2	7
Financial Service	14	13	28	14
Camelot Group	—(1)	—(1)	258	233
Total	67	124	382	295

Note:
(1)
Not applicable as we acquired Camelot Group in September 2021 and started to consolidate its results of operations since then.

For public cloud services, we generally charge customers based on utilization and duration and offer these customers credit terms. Customers are typically charged a monthly service fee based on the actual consumption of cloud products. We also offer prepaid subscription packages over a fixed subscription period. For enterprise cloud services, we generally charge customers on a project basis based on performance completion, payment terms of which can range from one to six months, and can vary substantially from customer to customer. The vast majority of revenue from enterprise cloud is non-recurring in nature. Customers are typically charged a pre-determined service fee, or based on performance completed to date. Based on communication with customers, we understand their business needs and estimate the types of products and number of personnel involved in the projects. Accordingly, we negotiate with the customers to determine the services fee. We also provide multi-phase project arrangements to meet the demands of our

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enterprise cloud customers to improve their business digitalization progressively. Under our enterprise cloud services, we also provide digital services to enterprise customers through Camelot Group, which we acquired in September 2021. In accordance with applicable accounting policies, the Group only has one operating segment as the chief operating decision maker of the Group, who has been identified as the Chief Executive Officer, reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole. For details, see Note 2 to the Accountants’ Report included in our annual report on Form 20F for the fiscal year of 2021.
The pricing of our products and services is determined based on various factors such as the type of products/services, the number of fulfilment and deployment personnel involved, the level of customization, among others. When considering whether to offer more competitive prices, we typically consider the market price level, the customers’ procurement amount, payment schedule, our overall profitability, among others.
The following table sets forth a breakdown of our revenue by products and services for the periods indicated:
	For the Year Ended December 31,							For the Six Months Ended June 30,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)		(unaudited)
	(in thousands, except for percentages)
Revenues
Public cloud services	3,458,843	87.4	5,166,851	78.5	6,159,085	966,495	68.0	2,942,610	73.8	2,669,951	398,613	65.5
Enterprise cloud services	486,308	12.3	1,372,689	20.9	2,897,817	454,731	32.0	1,042,177	26.1	1,409,083	210,371	34.5
Others(1)	11,202	0.3	37,767	0.6	3,882	609	0.0	2,432	0.1	1,273	190	0.0
Total Revenues	3,956,353	100.0	6,577,307	100.0	9,060,784	1,421,835	100.0	3,987,219	100.0	4,080,307	609,174	100.0

Note:
(1)
We recorded insignificant revenues from other miscellaneous services that we provided on an ad hoc basis, which has not been and is not expected to be material to our business.

The following table sets forth the gross billings breakdown for our public cloud services and enterprise cloud services for the periods indicated:
	For the Year Ended December 31,						For the Six Months Ended June 30,
	2019		2020		2021		2021		2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
							(unaudited)		(unaudited)
Public cloud services
Computing	1,017,515	25.8	1,586,890	24.2	2,103,956	23.5	999,798	25.8	1,235,189	29.8
Storage	298,314	7.6	285,061	4.3	268,999	3.0	138,136	3.6	138,301	3.4
Delivery	2,137,355	54.2	3,318,413	50.5	3,845,696	43.1	1,819,584	47.0	1,364,268	33.1
Enterprise cloud services	489,713	12.4	1,378,811	21.0	2,710,165	30.4	911,576	23.6	1,389,022	33.7
Total Gross Billings	3,942,897	100.0	6,569,175	100.0	8,928,816	100.0	3,869,094	100.0	4,126,781	100.0
As a result of our continuous business expansion, we have experienced continuous growth in our revenue and gross billings during the Track Record Period.

BUSINESS

BUSINESS SUSTAINABILITY AND PATH TO PROFITABILITY
Overview
We were loss-making during the Track Record Period. Due to our continuous investment in infrastructure and technology, we have recorded operating loss since our establishment. At the early stage of China’s cloud service market and our business development, in line with other major market players, we were more focused on revenue expansion to acquire market shares and premium customers, rather than profitability. However, as it is common for IaaS cloud service providers in the PRC to sustain operating losses for long period, which is typically over 12 years before turning profitable, and the cloud service industry is subject to rapid technological change and our technologies may become obsolete, we may not be able to achieve profitability as planned.
Despite the history of operating losses, we have accumulated extensive cloud infrastructure, advanced cloud-native products, industry-specific solutions and end-to-end fulfillment and deployment capabilities covering all project stages, thereby establishing a solid foundation for long-term development and profitability. We achieved business and financial growth, with a revenue growth CAGR of 51.3% from 2019 to 2021. In 2019, 2020 and 2021, and the six months ended June 30, 2022, we incurred net loss of RMB1,111.2 million, RMB962.2 million, RMB1,591.8 million (US$249.8 million), and RMB1,365.3 million (US$203.8 million) respectively, and incurred adjusted net loss (Non-GAAP Financial Measure) of RMB989.9 million, RMB632.1 million, RMB1,157.4 million (US$181.6 million), and RMB1,158.5 million (US$173.0 million), respectively in 2019, 2020 and 2021, and the six months ended June 30, 2022. In the same periods, our gross profit was RMB7.7 million, RMB357.0 million, RMB351.3 million (US$55.1 million) and RMB145.2 million (US$21.7 million) respectively. As a result of our net loss, we recorded net operating cash outflows of RMB439.1 million, RMB290.4 million, RMB708.9 million (US$111.2 million) in 2019, 2020 and 2021, respectively, and RMB282.4 million (US$42.2 million) for the six months ended June 30, 2022. Nonetheless, we have been increasingly focused on profitability and liquidity management and have achieved a positive net operating cash flow of RMB343.6 million in the second quarter of 2022 and RMB100.9 million in the third quarter of 2022, despite of the challenges brought by resurgence of COVID-19 in the first half of 2022.
We achieved positive net operating cash flow in the second and third quarters of 2022 primarily because of improvement of accounts receivable recoveries and accounts payables management. Our recoveries of accounts receivable improved significantly, as demonstrated by (i) the RMB588.8 million and RMB210.4 million decrease of accounts receivable were in the second quarter and in the third quarter, respectively, compared with an increase of accounts receivable of RMB24.3 million in the first quarter, and (ii) other than Camelot Group, cash payments from Kingsoft Cloud’s customers amounting to RMB5,439 million and RMB5,355 million for the nine months ended September 30, 2021, and 2022, respectively, representing 87.8% and 123.1% of revenues for the same periods, respectively, demonstrating our improved collection of accounts receivable in 2022. The improvement was mainly due to (i) our enhanced collection efforts, such as adjusting our monthly accounts collection targets as well as promptly following up with collection of accounts receivable; and (ii) our stringent project selection favoring customers with strong liquidity position and low credit risk. In addition, our accounts payable decreased by RMB165.6 million and increased by RMB7.5 million in the second quarter and the third quarter, respectively, compared with a decrease of RMB339.3 million in the first quarter. The improvement was primarily due to our enhanced payment management, such as adjusting our monthly payment plans and firming our payment approval process.
Our gross profit margin, net loss, adjusted net loss (Non-GAAP Financial Measure) and net operating cash outflows during the Track Record Period was mainly driven by the substantial upfront investment we made in cloud infrastructure and operating expenses to support long-term business growth. Among these substantial costs and expenses, IDC costs have been the largest component of our cost of revenues, which include, among others, procurement of cloud resources essential for our cloud products. Specifically, IDC costs include costs for bandwidth and racks, accounting for 72.2%, 61.7%, 56.3% and 52.4% of our total revenues in 2019, 2020 and 2021, and the six months ended June 30, 2022, respectively. Our solution development and services costs elevated in 2022 due to our strategic focus on enhancing delivery and

BUSINESS

implementation of enterprise cloud services, accounting for 23.7% of our total revenues for the six months ended June 30, 2022, as compared to 0.5% for the six months ended June 30, 2021. Additionally, our net loss and net operating cash outflows were also partially driven by our spending in operating expenses, which is critical to upgrade our cloud technology and promote our brand. There was a lack of improvement in our operating expenses as a percentage of total revenues during the Track Record Period. Our operating expenses as a percentage of total revenue was 29.1%, 23.8%, 23.9% and 30.2% in 2019, 2020 and 2021, and the six months ended June 30, 2022 respectively. Specifically, our operating expenses consist of (a) research and development expenses incurred to upgrade our infrastructure, improve our cloud technology and develop new products and solutions, accounting for 15.1%, 11.8%, 11.6% and 11.5% of our total revenues during the same periods, respectively, (b) general and administrative expenses mainly consisting of staff expenses and credit losses, accounting for 6.0%, 5.8%, 6.6% and 11.6% of our total revenues during the same periods, respectively, and (c) selling and marketing expenses incurred to promote our cloud products and solutions, accounting for 8.0%, 6.2%, 5.7% and 7.1% of our total revenues during the same periods, respectively. The slight increase in our operating expenses as a percentage of total revenue from 2020 to 2021 was mainly due to the increase in general and administrative expenses as a percentage of total revenue, primarily attributable to the increase in staff compensation from 2020 to 2021 as a result of our increased general and administrative personnel. The increase in our operating expenses as a percentage of total revenue in the six months ended June 30, 2022 was mainly attributable to (i) the increase in selling and marketing expenses as a percentage of total revenue, primarily attributable to the amortization expenses as a result of recognized customer relationship following the acquisition of Camelot Group, and (ii) the increase in general and administrative expenses as a percentage of total revenue, primarily attributable to (a) the decrease in our revenues other than Camelot Group from the six months ended June 30, 2021 to the six months ended June 30, 2022, (b) the increase in staff expenses (excluding share-based compensation), and (c) the increase in credit losses. The increase in staff compensation (excluding share-based compensation) as percentage of total revenues from 1.5% in the first half of 2021 to 3.7% in the first half of 2022 was mainly due to our consolidation of Camelot Group, whose general and administrative staff expenses (excluding share-based compensation) accounted for 5.1% of Camelot Group’s revenues in the first half of 2022. The increase in credit losses was primarily due to the increased provisions made on account receivables that may have recoverability issues. For details, see “Business — Business Sustainability and Path to Profitability — Improve Operational Efficiency Through Economies of Scale.”
Our gross profit margin improved from 0.2% in 2019 to 5.4% in 2020, but decreased to 3.9% in 2021 and further declined to 3.6% for the six month ended June 30, 2022. The decline was primarily due to tightened regulations towards the internet sector, such as education and gaming sectors and Internet platforms, since the second half of 2021 and the resurgence of COVID-19 in the first half of 2022 as detailed below.
By business nature, we need to get the underlying resources readily available before engaging and onboarding clients and meeting their demands. When determining the amounts of procurement we estimate the optimal level based on the then foreseeable customer demand by taking into account of: market conditions, observable industry developments and our business development strategies. Bandwidth resources, which account for a large portion of IDC costs and serve as the underlying resource for cloud delivery products, are charged based on peak usage within a specified timeframe. However, since the second half of 2021, market has witnessed a general slowdown in customer demand in the internet sector of China due to macro-economic conditions and PRC regulatory developments affecting the internet industry. As a result, the market size of cloud service in China experienced a decrease from RMB152.6 billion for the first half of 2021 to RMB150.4 billion for the first half of 2022. Coupled with the impact from the resurgence of COVID-19 in China in the first half of 2022, the actual market demand in the second half of 2021 and 2022 turned out to be weaker than our original estimate (based on which our upfront procurement were made), which had a negative impact on our gross profit margin.
From 2019 to 2021, we have benefited from economies of scale and improved our operational efficiency. This is evidenced by the general decrease in our operating expenses as percentages of our total revenues from 2019 to 2021, including our selling and marketing expenses, and research and development expense. Our general and administrative expenses as percentage of our total revenues increased from 5.8% in 2020 to 6.6% in 2021, and from 5.1% for the six months ended June 30, 2021 to 11.6% for the six months ended June 30,

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2022, primarily attributable to (i) the increase in staff compensation due to our increased general and administrative talents; (ii) the increase in credit losses from RMB31.9 million in 2020 to RMB114.1 million (US$17.9 million) in 2021 was mainly due to the increase in accounts receivables and contract assets along with our business growth, and to a lesser extent, the increased provisions in the second half of 2021 made for accounts receivables that may have recoverability issues, and from RMB17.7 million for the six months ended June 30, 2021 to RMB140.2 million (US$20.9 million) for the six months ended June 30, 2022 primarily because we made provisions on account receivables that may have recoverability issues; and (iii) the increase in professional service fees in relation to the Listing. Similarly, our selling and marketing expenses as percentage of our total revenues increased from 5.2% for the six months ended June 30, 2021 to 7.1% for the six months ended June 30, 2022, primarily attributable to the increase in amortization expenses as a result of increased customer relationship following our acquisition of Camelot Group.
Our adjusted EBITDA margin (Non-GAAP Financial Measure) was -11.4%, 1.1%, -3.4% and -13.6% in 2019, 2020 and 2021, and the six months ended June 30, 2022, mostly in line with our gross profit margin trend. This trend was driven by the similar reasons discussed above affecting our net losses while depreciation and amortization costs generally grew steadily along with the business growth over the same time periods.
To maintain business sustainability and achieve profitability, we plan to:
•
continue strategic business adjustments to focus on profitability.   To enhance efficiency and cost control, we have made strategic adjustments including (i) downsizing of CDN products, (ii) the decision to focus on high-quality enterprise cloud projects, and (iii) optimize our resources in an effort to improve overall profitability, sustainability and long-term competitive edge. As a result of the these efforts, we have narrowed gross loss margin for public cloud services from (4.0%) in the second half of 2021 to (2.9%) in the first half of 2022. Going forward, we plan to continue to diversify our premium customer base, optimize resources, and stabilize prices, while focusing more on public cloud products with relatively higher profit margins. For enterprise cloud services, in the first half of 2022, we made a strategic decision to focus on high-quality projects. Specifically, we currently request all potential projects to be submitted for review and approval by a designated committee led by our CEO. During the review and approval process, we will consider (i) profitability considering the contract value, estimated human resources and fulfillment costs; (ii) whether the projects involve a considerable portion of our core products such as computing, storage, big data, container, etc.; (iii) whether the projects are within our strategically selected verticals; (iv) the customers’ credibility, financial and liquidity condition; and (v) risk of delay in acceptance by customer. We believe that the enhanced project selection process has a positive impact on our profitability, liquidity position and cash flow. This is evidenced by our enhanced gross profit margin since the first half of 2022 and positive operating cash flow since the second quarter of 2022. Such selection criteria forms a part of our strategy to expand enterprise cloud services. We will continue to focus on and further penetrate into strategically selected verticals, and will select high quality projects to ensure sustainability and profitability;

•
continue to benefit from the integration of Camelot Group.   We acquired Camelot Group in September 2021, and we expect our business and profitability will benefit from such acquisition through (i) synergies achieved with Camelot Group, and (ii) the stable and profitable business of Camelot Group. We expect to benefit from our acquisition of Camelot Group in the development of our enterprise cloud services by leveraging Camelot Group’s nationwide project execution capacities and resources across China, deep industry know-how, and long-standing client relationships, among others. Moreover, in 2019, 2020, 2021 (prior to and after our acquisition of Camelot Group) and the six months ended June 30, 2022, the gross profit margin of Camelot Group was 22.5%, 24.7%, 21.1%, 20.8% and 14.9% respectively, and the net profit margin of Camelot Group was 6.7%, 6.5%, 3.5%, 6.7% and 0.1%, respectively. We expect our consolidated profitability will benefit from the consolidation of Camelot Group’s profitable results of operations;

•
continue driving business development and optimizing our service mix with an increasing focus on enterprise cloud services, where we see favorable market trends and sustainable growth potential with a more favorable gross margin profile. As compared to public cloud services, enterprise cloud services

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have recorded higher gross profit margins during the Track Record Period and require low capital expenditure requirement for us, as customers are typically responsible for the costs of underlying equipment and cloud resources, such as IDC and servers. Our revenue grew at a CAGR of 51.3% from 2019 to 2021, ranking second among major leading cloud service providers in China in terms of total cloud service revenue CAGR from 2019 to 2021. With our accumulated industry knowledge and know-how, our enterprise cloud services has been outgrowing public cloud services in the Track Record Period, and its revenue amounted to an increasing portion of our total revenues during the Track Record Period, being 12.3% in 2019, 20.9% in 2020, 32.0% in 2021, and 34.5% in the six months ended June 30, 2022;
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effectively manage costs of revenue by optimizing modularized products, re-utilizing proven solution components, and better aligning infrastructure resources with our strategic business focuses. Moreover, we have strategically adjusted our business focus to downsize our CDN products since 2022, which we believe will enable us to better manage our IDC cost, thereby optimizing our overall cost structure to drive gross profit margin improvements. These efforts are expected to allow us to deliver solutions and services in a more efficient manner. We have significantly improved our gross profit, achieving gross profit breakeven in 2019, and achieved a gross profit margin of 3.9% in 2021; and

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improve operational efficiency through economies of scale, as we continue to scale our business as an established player in the cloud service market, the major components of our operating expenses, namely staff expenses, generally do not increase proportionately with our revenue growth. We have been dedicated to enhancing our ability to manage and control our operating expenses. We will also continue to optimize human resources management and enhance overall operational efficiency. We expect that our operating expenses as a percentage of total revenue will decrease in the long term as we further improve operational efficiency going forward.

For details of the above-mentioned plans, please refer to “— Business Sustainability and Path to Profitability” below.
Despite our continued efforts to maintain business sustainability and achieve profitability, we may continue to incur net losses, including for the year ending December 31, 2022, as we expect to continue to invest in the cloud infrastructure and incur a substantial amount of IDC costs and operating expenses to support our business operations. Our Directors expect our Group to record positive operating cash flow before we achieve net profit breakeven, including for the fourth quarter of 2022, on the basis that (i) we expect to incur large amount of depreciation and amortization, which is a non-cash item and shall be adjusted in the reconciliation from net loss to net cash generated from operating activities, and (ii) our net loss is expected to be narrowed.
Overall Background in Support of Our Profitability Potential
The global cloud service market was pioneered by the U.S. nearly a decade ago. As the U.S. industry trajectory indicates, (i) cloud service is a proven business model with long and strong growth path, as well as high margin potential; and (ii) cloud business requires significant upfront capital investment, and typically takes many years before turning profitable and further achieving high margins. The Chinese cloud service market, although grew explosively and became the second largest cloud service market following the U.S. in 2018, still has significant potential in terms of overall penetration, maturity, and profitability, as it continues to evolve and develop. China’s cloud service market is competitive and rapidly evolving during the current development stages. Some market players compete through offering services at lower prices, which force us to decrease prices in order to remain competitive in terms of customer acquisition and retention. Price competition in China’s cloud service market has been gradually easing in recent years, as major players are increasingly focusing on enhancing service quality and technology capabilities to attract customers.
We are the fourth largest cloud service provider in China in terms of total revenues with a market share of 3.1%. Market shares of the top two players in terms of total revenues were 24.7% and 11.1% in 2021. Nonetheless, major cloud service providers may not have the resources, experience or expertise to penetrate

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and dominate each industry sector. We believe that we are well-positioned in the market competition due to its strategic product and service capabilities, and vertical selection. For example, we were the exclusive cloud service provider for a provincial digital health project; as a result of our advanced cloud technology, and bare metal server, we have generated increasing revenue from a major customer of our cloud computing products, who also used another dominant cloud service provider; we, together with other dominant market players, were engaged as cloud vendors for a leading bank in China and the Beijing Public Service Cloud. Specifically, we believe that we are able to effectively compete with other players considering that (i) we have accumulated a large and loyal Premium Customer base contributing increasing revenues, as evidenced by our net dollar retention rates of Public Cloud Service Premium Customers of 155%, 146%, 114%, 110% and 88% in 2019, 2020, 2021, the six months ended June 30, 2021 and the six months ended June 30, 2022, respectively, (ii) clients of our enterprise cloud services demonstrated strong up-selling potentials. For example, since 2018, a large state-owned bank purchased multiple products and services for different local branches, (iii) the trend for increasing prevalence of multi-cloud deployment is expected to further drive market growth, creating opportunities for us, (iv) we have gained valuable insight and capabilities from Kingsoft Group’s over 30 years of experience in providing enterprise services; as compared to other major cloud service providers that historically mainly targeted at Internet sectors, our enterprise service experience and expertise enable us to better strategically penetrate into traditional sectors; (v) unlike other major cloud service providers, we are able to further enhance our fulfillment and deployment capabilities leveraging Camelot Group’s nationwide project execution capacities and resources across China, deep industry know-how, and long-standing client relationships, among others; (vi) we have strategically expanded our footprints into selected verticals, such as financial service, healthcare and public services, and have established strong market presence in each vertical through quality and efficient execution; and (vii) we enjoy strong synergies with our strategic shareholders, including Kingsoft Group and Xiaomi, and are able to leverage their sales network and ecosystem to expand our customer base; moreover, we have, and will continue to, update and refine our products and solutions by serving our strategic shareholders, and re-utilize such products and solutions to other customers. We have been continuously benefiting from our strategic shareholders and their ecosystem, and gaining more business opportunities. We have engaged business partnership with a number of companies which are associates, affiliates or invested companies of our strategic shareholders, and are expect to continue to cultivate business opportunities with them. Moreover, we will leverage our shareholder network to expand our coverage and develop our business into other companies in their ecosystem. We have a proven track record of our steady progress on path to profitability and sustainability:
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Established market presence:   We have developed into an established player in China’s cloud service market, and ranked as the fourth largest cloud service provider in China in terms of total revenues with a market share of 3.1%;

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Growth at scale:   Our growth has consistently outpaced the market. From 2019 to 2021, our growth rates for each of total revenues, public cloud services revenue, as well as enterprise cloud services revenue were higher than the growth rates in the corresponding markets in China during the same period; our revenue grew at a CAGR of 51.3% from 2019 to 2021, ranking second among major leading cloud service providers in China in terms of total cloud service revenue CAGR from 2019 to 2021;

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Profitability potential:   We have significantly improved profitability, achieving gross profit breakeven in 2019, which further increased to 3.9% in 2021. Our operating loss margin narrowed from 28.9% in 2019 to 20.0% in 2021, and net loss margin narrowed from 28.1% in 2019 to 17.6% in 2021; and

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Liquidity:   We have consistently and successfully secured various forms of financing from capital markets, including financial institutions and third-party investors, prudently managed cash flows and maintained strong cash position, proactively optimized business mix for corporate resilience, and prudently and decisively invested in infrastructure and technology for the long run. As of October 31, 2022, we had a total of RMB4,767.1 million (US$652.6 million) cash resources (that include cash and cash equivalents and short-term investments).

While past performance is no indication of our future results, we plan to leverage our proven capability in driving growth and improving efficiency to continue to enhance our financial performance towards long-term

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profitability by (i) continuing to drive high-quality revenue growth, (ii) continuing to optimize service mix, (iii) enhancing capability to manage and optimize our costs of revenue, and (iv) improving our operational efficiency through economies of scale. Despite these efforts, our future profitability still remains uncertain subject to various factors, such as general economic conditions in China, development of China’s cloud service industry, our ability to retain existing customers and acquire new customers, to upgrade our technology, infrastructure, products and solutions, to compete effectively and successfully, and to continuously grow revenues in a cost-effective way and improve our operational efficiency. For details, see “Risk Factors — Risks Relating to Our Business and Industry — We have a history of net loss and we may not be able to achieve or subsequently maintain profitability.”
Business Sustainability and Path to Profitability
Strategic Business Adjustments to Focus on Profitability
At the early stage of China’s cloud service market and our business development, in line with other major market players, we were more focused on revenue expansion to acquire market shares and premium customers, rather than profitability. To enhance efficiency and cost control, we have made strategic adjustments including (i) downsizing of CDN products, (ii) the decision to focus on high-quality enterprise cloud projects, and (iii) optimize our resources in an effort to improve overall profitability, sustainability and long-term competitive edge.
Public Cloud Services
For public cloud services, we have strategically adjusted our business focus to downsize our cloud delivery products since 2022, as evidenced by the decrease of 25.1% in our gross billings of delivery products from the six months ended June 30, 2021 to the six months ended June 30, 2022. In 2019, 2020, 2021 and the six months ended June 30, 2022, the established gross profit margins for our cloud delivery products were (6.9%), 0.2%, (3.9%) and (4.2%), respectively, which are lower than that for our overall public cloud services. Moreover, we have strategically decided to diversify our premium customer base, optimize resources, and stabilize prices, while focusing more on public cloud products with relatively higher profit margins. As a result of these efforts, we have narrowed gross loss margin for public cloud services from (4.0%) in the second half of 2021 to (2.9%) in the first half of 2022.
Enterprise Cloud Services
For enterprise cloud services, in the first half of 2022, we made a strategic decision to focus on high-quality projects in an effort to improve overall profitability, sustainability and long-term competitive edge. Key considerations in selecting high-quality projects include (i) profitability based on contract value, estimated human resources and fulfillment costs, and (ii) the customers’ credibility, financial and liquidity condition to improve the Company’s liquidity position and cash flow. Specifically, we currently request all potential projects to be submitted for review and approval by a designated committee led by our CEO. During the review and approval process, we will consider (i) profitability considering the contract value, estimated human resources and fulfillment costs; (ii) whether the projects involve a considerable portion of our core products such as computing, storage, big data, container, etc.; (iii) whether the projects are within our strategically selected verticals; (iv) the customers’ credibility, financial and liquidity condition; and (v) risk of delay in acceptance by customer. We believe that the enhanced project selection process has a positive impact on our profitability, liquidity position and cash flow. This is evidenced by our enhanced gross profit margin since the first half of 2022 and positive operating cash flow since the second quarter of 2022. Such selection criteria forms a part of our strategy to expand enterprise cloud services. We will continue to focus on and further penetrate into strategically selected verticals, and will select high quality projects to ensure sustainability and profitability.
Continue to Benefit from the Integration of Camelot Group
We acquired Camelot Group in September 2021, and we expect our business and profitability will benefit from such acquisition through (i) synergies achieved with Camelot Group, and (ii) the stable and profitable business of Camelot Group.

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Business Synergies with Camelot Group
We expect to benefit from our acquisition of Camelot Group in the development of our enterprise cloud services by leveraging Camelot Group’s nationwide project execution capacities and resources across China, deep industry know-how, and long-standing client relationships, among others. Specifically, by integrating Camelot Group’s nationwide project execution capacities and resources across China, including approximately 8,000 personnel based in Beijing, Anhui, Jiangsu, and Hubei, among others, we are able to further accelerate and enhance the implementation of enterprise cloud service projects with lower costs, improved efficiency, and higher value. Camelot Group’s local project execution capacities are especially important to us in the challenging pandemic environment. Camelot Group’s software- and application-focused offerings complement our services which focus on infrastructure and platform underlying the software and applications, and thereby enable us to provide customers with end-to-end cloud solutions. Moreover, we are able to explore cross-selling opportunities between the customers of Camelot Group and us. We are able to sell cloud products to customers using Camelot Group’s services, and sell Camelot Group’s services to customers using our cloud products. In 2021, the number of overlapping Premium Customers only accounted for less than 4% of our total number of Premium Customers, presenting significant potentials for cross-selling. Since our consolidation of Camelot Group in September 2021, we have provided trainings to sales and marketing personnel of both Kingsoft Cloud and Camelot Group, and familiarize them with each other’s service offerings to enhance cross-selling. During the communications with existing or potential customers, if one’s sales personnel identified potential business opportunities for the other, they would refer and introduce the other’s sales personnel to such customer. For example, as of the Latest Practicable Date, Camelot Group has entered into service contracts with four existing customers of Kingsoft Cloud with a total contract sum of RMB20.6 million. Moreover, Camelot Group is negotiating with another five existing customers of Kingsoft Cloud with a total contract sum of RMB3.5 million. We have provided cloud services to such customers, and referred Camelot Group to provide software and application development services. As of the Latest Practicable Date, Camelot Group has also referred us to certain of its existing customers, and we have established initial business contact with them.
Stable and Profitable Business of Camelot Group
We completed the acquisition of Camelot Group in September 2021, and its results of operations have been consolidated into ours since then. Camelot Group has been delivering stable and profitable results of operations, and therefore we expect the consolidation of Camelot Group to have a positive impact on our consolidated financial performance.
Camelot mainly provides enterprise digital services, including but not limited to, the design, coding, testing, and adjustment of system or software. Costs for such software- and application- services are primarily compensation for software and application developers.
In 2019, 2020, 2021 (prior to and after our acquisition of Camelot Group) and the six months ended June 30, 2022, the gross profit margin of Camelot Group was 22.5%, 24.7%, 21.1%, 20.8% and 14.9% respectively, and the net profit margin of Camelot Group was 6.7%, 6.5%, 3.5%, 6.7% and 0.1%, respectively. The decrease of Camelot Group’s gross profit margins in 2021 and 2022 was mainly due to the weak economic condition and decreased demand from customers. Camelot Group mainly provides enterprise digital services, including but not limited to, the design, coding, testing, adjustment of system or software. The aforesaid business and operation of Camelot Group was affected due to softened economic condition driven by COVID-19 resurgence and its strict lock-down measures, especially in 2022. For example, operations of companies within real estate and internet industries were negatively impacted by these factors and these companies reduced their IT budget and purchases accordingly. Additionally, costs for Camelot Group is primarily compensation for software and application developers, which tends to be sticky and cannot be adjusted promptly with change of revenue, thus leading to relatively lower gross margin than previous years. The decrease in Camelot Group’s net profit margin in 2022 was primarily attributable to the decrease of gross profit margin. For details, see “Financial Information — Our Acquisition of Camelot Group.”

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Despite such decreases which were mainly affected by COVID-19, Camelot Group still achieved gross profit and net profit. Therefore, we expect our consolidated profitability will benefit from the consolidation of Camelot’s results of operations.
Continue to Drive Business Development
We intend to continue to drive development through high-quality growth, which will enable us to develop sustainably and ultimately achieve profitability.
Effectively and strategically expanding our Premium Customer base is crucial to high-quality growth. We implemented a premium customer strategy, focusing on covering and serving leading enterprises in selected verticals and forging long-term relationships with them to establish lasting market presence efficiently. By partnering with such Premium Customers, our products and solutions are continuously refined to meet their high demands, which in turn, due to the scalability of our cloud products and solutions, enables us to serve a broader customer base with similar needs in a cost-effective manner.
Loyal Premium Customer Base to Further Penetrate into Existing Verticals
We have amassed a large, growing, and loyal Premium Customer base. In 2019, 2020, 2021, the six months ended June 30, 2021 and the six months ended June 30, 2022, we had a total of 243, 322, 597, 288 and 488 Premium Customers, and our net dollar retention rate of Public Cloud Service Premium Customers was 155%, 146%, 114%, 110% and 88%, respectively. A net dollar retention rate above 100% reflects that we have generated increased revenue from the relevant customers retained over such periods. The decrease in net dollar retention rate of Public Cloud Service Premium Customers from 2020 to 2021, and that from the six months ended June 30, 2021 to the six months ended June 30, 2022, was mainly due to the weaker demand by major customers in the internet sector in the second half of 2021 and 2022 as discussed above and our proactive scale-down of CDN products. Our average revenues per Premium Customer decreased from RMB20.0 million in 2020 to RMB17.0 million in 2021, mainly due to the slight decrease in average revenues per Enterprise Cloud Service Premium Customer from RMB11.0 million in 2020 to RMB10.7 million in 2021. Such decrease was mainly due to the dilution from our acquisition of Camelot Group, whose average revenues per Enterprise Cloud Service Premium Customer was relatively lower, being RMB7.7 million in 2021. Our average revenues per Premium Customer decreased from RMB13.6 million in the six months ended June 30, 2021 to RMB8.2 million in the six months ended June 30, 2022, mainly due to the decrease in average revenues per Enterprise Cloud Service Premium Customer from RMB13.7 million to RMB4.7 million for the same periods, respectively. Such decrease was mainly due to (i) the aforementioned dilution from our acquisition of Camelot Group, whose average revenues per Enterprise Cloud Service Premium Customer was RMB4.4 million in the first half of 2022, and (ii) our more stringent selection of projects with a focus on profitability over volume, as well as considering potential customers’ credibility, financial and liquidity condition. The retention rates of our Public Cloud Premium Customers, calculated by dividing the number of Public Cloud Premium Customers in the previous year that remained as our customers in the current period/year, by the total number of Public Cloud Premium Customers in the previous year, are 87% in 2020, 87% in 2021 and 80% in the six months ended June 30, 2022. We plan to continue to execute our premium customer strategy to cover and anchor vertical leaders, expand our Premium Customer base through further penetration in selected verticals and entering into new verticals, such as electric vehicle, explore additional cross-selling and up-selling monetization opportunities to help us scale up our revenues, and further optimize and develop our products and solutions to meet their demands. As of the Latest Practicable Date, our total contract sum in electric vehicle vertical amounted to RMB32 million. We have a proven record of selling more products to key customers. For example the average number of products used by our top 20 customers in public cloud as measured by the total revenue generated in the first half of 2022, improved from 8.0 in 2019 to 10.1 in 2020, to 11.5 in 2021 and further increased to 11.8 in the first half of 2022.
By continuously offering high-quality cloud services, we are able to strengthen business relationships with existing customers, especially Premium Customers. Some customers in the internet sector may develop in-house cloud services to address a portion of their internal needs for cloud services, but we believe that such

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trend will not have a material adverse impact on our relationship with such customers on the grounds that (i) in-house development of cloud services requires significant upfront investment and ramp-up time, (ii) capacity of in-house developed cloud services is typically more limited than that of established third-party cloud service providers, like us, (iii) once customers have chosen their cloud service providers to store their data and operate their applications, this reliance strengthens over time and the switch cost increases as the service continues, (iv) as a result of the multi-cloud deployment, in-house development of cloud services do not exclude the use of third-party cloud service providers. During the Track Record Period and up to the Latest Practicable Date, we have not experienced any termination or material adverse change of business relationships with our major customers regardless of whether some of them have developed internal cloud infrastructure.
We plan to further drive business development by completing featured projects to enhance our industry reputation, and thus to further penetrate into a larger customer base. As our existing customers, especially Premium Customers, benefit from our solutions in more and more use cases, we will be able to establish market presence and attract more new customers. Within our strategically selected verticals, namely financial services, health care and public services, we believe there are significant opportunities for us to further penetrate. There are approximately 1.6 million companies in such strategically selected verticals. Leveraging our proven record in more established verticals with scalable cloud spending such as video and gaming, we also plan to further tap into emerging verticals, such as electric vehicle, and logistics.
Further Expansion into Selected New Verticals
We have a proven track record in successfully entering into new verticals. For example, we started to offer healthcare cloud solutions in 2020, which have contributed increasing revenues since then. In 2020, 2021 and the six months ended June 30, 2021 and 2022, revenue generated from healthcare cloud solutions amounted to RMB55.1 million, RMB307.2 million, RMB63.9 million and RMB24.5 million, respectively. We also plan to further tap into emerging verticals, such as electric vehicle. The following illustrates our steps and strategies in tapping into a new vertical:
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When expanding into a new vertical, we start with anchoring industry leaders in such vertical. For example, in EV, we started by collaborating with a leading electronic and smart manufacturing company in 2021.

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We proactively communicate with such customers to understand their business needs and pain points, and how they can benefit from our cloud solutions. For example, in EV, by communicating with such customer, we understand that they need high performance computing resources in manufacturing, data storage and training capabilities in developing autonomous driving technologies, and other cloud technologies to support their daily operations.

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Based on our modularized products, we design the architecture of cloud solutions to customers in the new vertical. All of those modularized products can be readily assembled and deployed to serve other customers in the same or adjacent vertical, empowering us on gaining more businesses in the same vertical. We seek to serve leading players in order to establish strong sector presence more efficiently. Moreover, as our cloud products are primarily focused on infrastructure and platform-level, we typically do not need to invest significant resources in developing new cloud products for a new vertical. For example, in EV, our solutions provided to such customer primarily include (i) high performance computing products based on our existing EPC product, (ii) high performance storage and big data products to support large-scale model training, and (iii) our Galaxy Stack product to enhance security and control while enjoying the benefits of public cloud services. We optimized the architecture of our solutions to enhance compatibility of our solutions with the customer’s existing IT infrastructure and their business operations.

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By completing featured projects with industry-leading customers, we are able to demonstrate our enterprise service and technology capabilities as well as strengthen our brand, which in turn empower

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us to acquire more customers within those vertical. For example, in EV, we have also started collaboration with other players including other motor manufacturers and autonomous driving companies.
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To facilitate our expansion into new verticals, such as EV, we also recruited talents with in-depth industry knowledge to better understand customers’ needs, and attended industry conferences to present our solutions and expand our customer reach.

We believe that our plans to expand into new strategically selected verticals with high demand for cloud services will have a positive impact on our profitability considering that (i) we will be able to expand our customer base and achieve revenue growth, (ii) as many cloud products are modularized that can be readily assembled, re-utilized and deployed, we do not expect to incur significant incremental costs in this regard, (iii) the solutions designed for leading players in the new verticals can be readily assembled and deployed to serve other customers in the same or adjacent verticals. For risks related to expansion into new verticals, see “Risk Factors — Risks Relating to Our Business and Industry — If our expansion into new verticals is not successful, our business, prospects and growth momentum may be materially and adversely affected.”
Continue to Optimize Service Mix
We will continue to optimize our service mix to maximize our competitive strengths amid evolving market environments, which we believe is key to sustainable development and achieving profitability.
Leveraging our extensive experience in providing enterprise services and strong solution development and implementation capabilities, we have started, and expect to continue, to focus on enterprise cloud services, where we see favorable market trends and strong demands. As compared to public cloud services, enterprise cloud services have recorded higher gross profit margins during the Track Record Period and require low capital expenditure requirement for us, as customers are typically responsible for the costs of underlying equipment and cloud resources, such as IDC and servers.
Our efforts to optimize service mix is evidenced by the rapid growth of our enterprise cloud services. Revenue generated from enterprise cloud services amounted to an increasing portion of our total revenues during the Track Record Period, being 12.3% in 2019, 20.9% in 2020, 32.0% in 2021 and 34.5% in the six months ended June 30, 2022. Going forward, we plan to continue to lean our focuses and resources on such strategic optimization of service mix. Additionally, Camelot Group’s deep domain expertise in financial service vertical with established long-term customer base further fortifies our competitive advantages in enterprise cloud services and better positions us to compete more effectively and gain additional market share. By integrating Camelot Group’s nationwide project execution capacities and resources across China, including Beijing, Anhui, Jiangsu, and Hubei, among others, we are able to further deepen our communications with customers to better understand their business needs. As a result, we are able to further accelerate and enhance the growth of enterprise cloud service.
Effectively Manage and Optimize Costs
Our ability to manage and optimize our costs is critical to the success of our business and our ability to achieve sustainable profitability. While driving quality-growth and optimizing service mix inherently have positive impacts on our profitability, we also implement specific cost management initiatives. In particular, we are focused on (i) improving our ability to manage our infrastructure resources more efficiently, and (ii) enhancing our cost efficiency in solution deployment and implementation.
Our public cloud service, especially CDN, requires upfront procurement of infrastructure resources such as upfront procurement of bandwidth, based on the then foreseeable customer demand (which tends to fluctuate and be impacted by macro-economic conditions). In this regard, we expect to enhance cost efficiency to better match our procurement with market demands through effective infrastructure resource planning, robust and prudent market analysis, and flexible procurement arrangement. We will focus on matching our revenue streams with underlying resources. Specifically, we have strategically adjusted our business focus to

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downsize our CDN products since 2022, as evidenced by the decrease of 25.1% in our gross billings of delivery products from the six months ended June 30, 2021 to the six months ended June 30, 2022. We believe this strategic business adjustment will enable us to better manage our cost, thereby optimizing our overall cost structure to drive gross profit margin improvements.
Moreover, we have developed, and will continue to develop, our technology capabilities and infrastructure to provide modularized products and proven solution components that can be readily assembled, re-utilized and deployed to serve a large group of customers with similar demands, thereby achieving scalability and cost efficiency. In addition, following our acquisition and business integration with Camelot Group, we expect to benefit from its nationwide project execution capacities and resources, to better control our solution development and services costs and to further improve our cost efficiency in deployment and implementation.
We have significantly improved gross profit, achieving gross profit breakeven in 2019, and achieved gross profit margin of 3.9% in 2021. Our IDC costs, the largest component of our cost of revenues, as a percentage of our revenues decreased from 72.2% in 2019 to 61.7% in 2020, and further to 56.3% in 2021 and 52.4% in the six months ended June 30, 2022. We expect such trends to generally continue as we scale up.
Improve Operational Efficiency Through Economies of Scale
Operating expenses management and control is important for us to achieve profitability. Therefore, we intend to further enhance our ability to manage and control our operating expenses through improving our economies of scale.
Our operating expenses consist of research and development expenses, selling and marketing expenses and general and administrative expenses. We intend to efficiently align such expenses with our business strategic priorities. In addition, the major component of our operating expenses, namely staff expenses, generally does not increase proportionately with our revenue growth. We will also continue to optimize human resources management and enhance overall operational efficiency.
Our operating expenses as a percentage of total revenue was 29.1%, 23.8%, 23.9% and 30.2% in 2019, 2020 and 2021, and the six months ended June 30, 2022, respectively. As a result of our continuous business expansion, we expect our operating expenses to increase in absolute amounts but decrease as a percentage of total revenue in the long term due to economies of scale (as certain major components of operating expenses such as staff expenses are not expected to grow in proportion to revenue growth). The increase in our operating expenses as a percentage of total revenue in the six months ended June 30, 2022 was mainly attributable to (i) the increase in selling and marketing expenses as a percentage of total revenue, primarily attributable to the amortization expenses as a result of recognized customer relationship following the acquisition of Camelot Group, accounting for 0.5% and 1.8% of our total revenues in 2021 and the six months ended June 30, 2022; the amortization expense is associated with the acquisition and is amortized using a straight-line method. Therefore such amortization expenses will decrease as percentage of total revenues as the total revenues increase, and (ii) the increase in general and administrative expenses as a percentage of total revenue, primarily attributable to (a) the decrease in our revenues other than Camelot Group from the six months ended June 30, 2021 to the six months ended June 30, 2022, (b) the increase in staff expenses (excluding share-based compensation) as percentage of total revenues from 1.2% in 2020 to 1.8% in 2021, and further to 3.7% in the first half of 2022, and (c) the increase in credit losses as percentage of total revenues from 0.5% in 2020 to 1.3% in 2021, and further to 3.4% in the first half of 2022. The increase in staff compensation from 2020 to 2021 was mainly due to our increased general and administrative talents, from 256 as of December 31, 2020 to 288 as of December 31, 2021. The increase in staff compensation from the first half of 2021 to the first half of 2022 was mainly due to our consolidation of Camelot Group, whose general and administrative staff expenses (excluding share-based compensation) accounted for 5.1% of Camelot Group’s revenues in the first half of 2022. We expect to optimize our workforce and improve the efficiency of our general and administrative personnel. The increase in credit losses was primarily due to the provisions made on account receivables that may have recoverability issues. We made these provisions based on our impairment analysis as of each reporting date in accordance with our accounts receivable management policies. Going forward, we will further enhance our credit management by establishing dedicated internal teams responsible for continually

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monitoring the credit profiles and operating and financial conditions of our acquired customers and proactively following up on customers to ensure their payments are made as scheduled. We believe these efforts will effectively control credit loss and thereby lowering the general and administrative expenses as a percentage of our total revenues. Based on the foregoing, we do not expect the underlying reasons for above-mentioned increase in general and administrative expenses and selling and marketing expenses as percentages of total revenues to continue in the long run. Going forward, we expect to continuously optimize human resources management and enhance overall operational efficiency.
Working Capital Sufficiency
We have been applying a variety of methods to manage our working capital. We usually grant a credit term ranging from 30 to 180 days to our customers. We maintain strict control over our outstanding receivables and our overdue balances are regularly reviewed by our senior management. Meanwhile, we manage and negotiate flexible credit terms with our suppliers to improve our cash position. For most of our suppliers, the credit terms offered to us range from 30 days to 180 days. For details, see “Financial Information — Discussion of Selected Items from the Consolidated Balance Sheets — Accounts Receivable, Net of Allowance” and “Financial Information — Discussion of Selected Items from the Consolidated Balance Sheets — Accounts Payable.” We expect that our working capital management will be further improved considering that (i) as we scale up, we expect to have stronger bargaining power against our suppliers and are thus able to obtain more favorable credit terms, and (ii) as we build trust with our customers and gain more bargaining power as our business develops, we are able to negotiate for shorter credit terms with our customers. Especially for enterprise cloud services, we focused on the customers’ credibility, financial and liquidity condition to ensure the accounts receivable recoverability. Moreover, we have also enhanced on the collection efforts on the accounts receivables.
In the second and third quarters of 2022, we recorded net operating inflows of RMB343.6 million and RMB100.9 million. We achieved positive net operating cash flow in the second and third quarters of 2022 primarily because of improvement of accounts receivable recoveries and accounts payables. Our recoveries of accounts receivable improved significantly, as demonstrated by (i) the RMB588.8 million and RMB210.4 million decrease of accounts receivable were in the second quarter and in the third quarter, respectively, compared with an increase of accounts receivable of RMB24.3 million in the first quarter, and (ii) other than Camelot Group, cash payments from Kingsoft Cloud’s customers amounting to RMB5,439 million and RMB5,355 million for the nine months ended September 30, 2021, and 2022, respectively, representing 87.8% and 123.1% of revenues for the same periods, respectively, demonstrating our improved collection of accounts receivable in 2022. The improvement was mainly due to (i) our enhanced collection efforts, such as adjusting our monthly accounts collection targets as well as promptly following up with collection of accounts receivable; and (ii) our stringent project selection favoring customers with strong liquidity position and low credit risk. In addition, our accounts payable decreased by RMB165.6 million and increased by RMB7.5 million in the second quarter and the third quarter, respectively, compared with a decrease of RMB339.3 million in the first quarter. The improvement was primarily due to our enhanced payment management, such as adjusting our monthly payment plans and firming our payment approval process.
We also proactively review and adjust our cash management policy and working capital needs according to general economic conditions and our near term business plans. Taking into account (i) the financial resources available to us, including a total of RMB4,767.1 million (US$652.6 million) cash resources as of October 31, 2022 (that include cash and cash equivalents and short-term investments), (ii) currently available financing facilities including RMB511.5 million (US$70.0 million) unutilized banking facilities as of October 31, 2022, and our ability to obtain additional financing facilities from both banks and strategic shareholders, (iii) our good track record in being able to raise money from renowned investors to finance our business, as evidenced by our historical fund-raising activities before and after our listing on the Nasdaq, (iv) our operating cash outflow in 2021, being RMB708.9 million (US$111.2 million), accounted for only 15% of the financial resources available to us as of October 31, 2022 (that include cash and cash equivalents and short-term investments), (v) our positive net operating cash flow of RMB343.6 million in the second quarter of 2022 and RMB100.9 million in the third quarter of 2022, mainly attributable to our increasing focus on

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profitability and liquidity management, and (vi) our plans to continue to enhance our financial performance as discussed above, our Directors believe that we have sufficient working capital for our present requirements and for the next 12 months from the date of the Listing Document.
The foregoing forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond our control, which may cause the actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. See also the cautionary statements in “Forward-looking Statements”in the Listing Document.
CUSTOMERS AND CUSTOMER SUPPORT
Customers
We primarily focus on providing high-quality enterprise-grade cloud products and solutions to enterprises and public service organizations. Our platform has gathered a broad and diverse customer base, which has expanded rapidly since our inception. For the year ended December 31, 2021, we had 7,951 customers across a wide array of industry verticals, such as video, public service, healthcare, gaming and financial service, among others. The total number of our Premium Customers increased from 243 in 2019 to 322 in 2020, and further to 597 in 2021.
We strategically focus on cooperating with industry leaders to complete featured projects to demonstrate our technological capabilities and the advantages of our cloud products and solutions. As a result, we have generated a substantial portion of our revenues from large customers. Our total revenues generated from Premium Customers contributed 97.4%, 98.1%, 98.2% and 98.4% of our total revenues in 2019, 2020 and 2021 and the six months ended June 30, 2022, respectively.
We have generated a solid customer base. Our platform offers a wide spectrum of cloud products and we focus on capturing cross-selling opportunities. In 2019, 2020 and 2021, our net dollar retention rate of Public Cloud Service Premium Customers was 155%, 146% and 114%, respectively, representing the continuous growth of revenue generated from our existing Public Cloud Service Premium Customers. We have a proven record of selling more products to key customers. For example the average number of products used by our top 20 customers in public cloud (as measured by the total revenue generated in the first half of 2022, accounting for 86.7% of total revenue for public cloud services in the same period) improved from 8.0 in 2019 to 10.1 in 2020, to 11.5 in 2021 and further increased to 11.8 in the first half of 2022.
We have been diversifying our customer base through further penetration in selected verticals and entering into new verticals. Our top five customers in each year/period during the Track Record Period in aggregate accounted for 65.7%, 61.5%, 50.5% and 50.9% of our total revenues in the respective period. Our largest customer in each of 2019, 2020 and 2021 and the six months ended June 30, 2022 accounted for 30.9%, 28.1%, 21.9% and 19.3% of our total revenue for the respective period.

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The following tables set forth a summary of our five largest customers for the periods indicated.
Five Largest Customers for the Year Ended December 31, 2019	Background and Business Profile	Registered Capital	Objects of Transaction	Year of Commencement of Relationship with the Group	Transaction Amounts	Percentage Contribution to the Group’s Total Revenue
					(RMB’000)
Customer A	A China-based technology company operating a range of leading content platforms	US$100.0 million	Public cloud services	2016	1,222,723	30.9%
Xiaomi	A China-based consumer electronics and smart manufacturing company listed on the Hong Kong Stock Exchange, whose primary business includes development and sales of smartphones, IoT and lifestyle products, provision of internet services	RMB1,850.0 million	Public cloud services	2012	570,551	14.4%
Customer B	A China-based technology company operating content and social platforms listed on the Hong Kong Stock Exchange, whose primary business includes online marketing services, live streaming services and other services	RMB101.0 million	Public cloud services	2015	461,927	11.7%
Customer C	A China-based technology company listed on the Nasdaq and the Hong Kong Stock Exchange, whose primary business includes operation of providing online entertainment services to users	RMB2,500.0 million	Public cloud services	2017	234,755	5.9%
Kingsoft Group	A China-based software and internet services company listed on the Hong Kong Stock Exchange, whose primary business includes design, research and development and sales and marketing of the office software products and services of WPS Office, as well as research and development of games, and provision of PC games and mobile games services	US$1.2 million	Public cloud services	2014	109,177	2.8%

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Five Largest Customers for the Year Ended December 31, 2020	Background and Business Profile	Registered Capital	Objects of Transaction	Year of Commencement of Relationship with the Group	Transaction Amounts	Percentage Contribution to the Group’s Total Revenue
					(RMB’000)
Customer A	A China-based technology company operating a range of leading content platforms	US$100.0 million	Public cloud services	2016	1,851,315	28.1%
Customer B	A China-based technology company operating content and social platforms listed on the Hong Kong Stock Exchange, whose primary business includes online marketing services, live streaming services and other services	RMB101.0 million	Public cloud services	2015	987,773	15.0%
Xiaomi	A China-based consumer electronics and smart manufacturing company listed on the Hong Kong Stock Exchange, whose primary business includes development and sales of smartphones, IoT and lifestyle products, provision of internet services	RMB1,850.0 million	Public cloud services	2012	655,247	10.0%
Customer C	A China-based technology company listed on the Nasdaq and the Hong Kong Stock Exchange, whose primary business includes operation of providing online entertainment services to users	RMB2,500.0 million	Public cloud services	2017	302,206	4.6%
Customer D	A U.S. technology company listed on the Nasdaq, whose primary business includes design, manufacturing and marketing smartphones, personal computers, tablets, wearables and accessories, and offering a variety of related services	N/A	Public cloud services	2019	249,704	3.8%

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Five Largest Customers for the Year Ended December 31, 2021	Background and Business Profile	Registered Capital	Objects of Transaction	Year of Commencement of Relationship with the Group	Transaction Amounts	Percentage Contribution to the Group’s Total Revenue
					(RMB’000)
Customer A	A China-based technology company operating a range of leading content platforms	US$100.0 million	Public cloud services; enterprise cloud services	2016	1,983,204	21.9%
Customer B	A China-based technology company operating content and social platforms listed on the Hong Kong Stock Exchange, whose primary business includes online marketing services, live streaming services and other services	RMB101.0 million	Public cloud services; enterprise cloud services	2015	1,186,105	13.1%
Xiaomi	A China-based consumer electronics and smart manufacturing company listed on the Hong Kong Stock Exchange, whose primary business includes development and sales of smartphones, IoT and lifestyle products, provision of internet services	RMB1,850.0 million	Public cloud services; enterprise cloud services	2012	772,454	8.5%
Customer C	A China-based technology company listed on the Nasdaq and the Hong Kong Stock Exchange, whose primary business includes operation of providing online entertainment services to users	RMB2,500.0 million	Public cloud services	2017	352,860	3.9%
Customer D	A U.S. technology company listed on the Nasdaq, whose primary business includes design, manufacturing and marketing smartphones, personal computers, tablets, wearables and accessories, and offering a variety of related services	N/A	Public cloud services	2019	281,365	3.1%

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Five Largest Customers for the Six Months Ended June 30, 2022	Background and Business Profile	Registered Capital	Objects of Transaction	Year of Commencement of Relationship with the Group	Transaction Amounts	Percentage Contribution to the Group’s Total Revenue
					(RMB’000) (unaudited)
Customer A	A China-based technology company operating a range of leading content platforms	US$100.0 million	Public cloud services; enterprise cloud services	2016	787,620	19.3%
Xiaomi	A China-based consumer electronics and smart manufacturing company listed on the Hong Kong Stock Exchange, whose primary business includes development and sales of smartphones, IoT and lifestyle products, provision of internet services	RMB1,850.0 million	Public cloud services; enterprise cloud services	2012	465,355	11.4%
Customer B	A China-based technology company operating content and social platforms listed on the Hong Kong Stock Exchange, whose primary business includes online marketing services, live streaming services and other services	RMB101.0 million	Public cloud services; enterprise cloud services	2015	346,554	8.5%
Customer E	A China-based based technology company listed on the Nasdaq the Hong Kong Stock Exchange providing technology infrastructure and marketing reach to merchants, brands, retailers and other businesses	US$153.0 million	Enterprise cloud services	2017	312,234	7.7%
Customer D	A U.S. technology company listed on the Nasdaq, whose primary business includes design, manufacturing and marketing smartphones, personal computers, tablets, wearables and accessories, and offering a variety of related services	N/A	Public cloud services	2019	161,997	4.0%
Xiaomi was one of our five largest customers for each of the years ended December 31, 2019, 2020, 2021 and the six months ended June 30, 2022, and Kingsoft Group was one of our five largest customers for the year ended December 31, 2019. Except as disclosed above, to the best of our knowledge, during the Track Record Period and up to the Latest Practicable Date, our customers were Independent Third Parties. Except as disclosed above, as of the Latest Practicable Date, none of our Directors, their associates or any of our shareholders (who or which to the knowledge of the Directors owned more than 5% of our issued share capital) had any interest in any of our five largest customers.
To the best knowledge of the Company, Customer A and Customer E are already providing, or have the ability to provide cloud services to themselves or others. However, during the Track Record Period and up to

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the Latest Practicable Date, we are not aware of any potential competition that may materially and negatively affect our current business relationships with our five largest customers. Moreover, during the Track Record Period and up to the Latest Practicable Date, we are not aware of any material potential disputes or disagreements between our Group and our five largest customers. We are also not aware of any termination or withdrawal of contracts by state-owned enterprise customers in any significant sense.
We are an important cloud service provider for each of our five largest customers during the Track Record Period, as evidenced by our significant annual revenue generated from each of such customers. Our advanced enterprise-grade cloud products with high-level availability and reliability, enabling the customers to seamlessly migrate to cloud and enjoy the benefits of the Group’s cloud services such as cost reduction, security, flexibility, scalability and reliability, which are essential for the customers’ business operation. We are able to maintain relationship with major customers and competitive advantages leveraging our high-quality cloud products, valuable insight and capabilities from Kingsoft Group’s over 30 years of experience in providing enterprise services, nationwide project execution capacities and resources across China benefiting from our acquisition of Camelot Group, among others. For example, a major customer of our cloud computing products have been increasing its usage as a result of our advanced cloud technology and superior customer services. Specifically, our bare metal servers help the customer quickly build and expand application services with high performance requirements, while offering high reliability. We value each customer and are committed to provide customer services and support covering the entire cloud migration process, thereby enhancing the customer’s experience in using our products and services.
We generally enter into annual contracts with our public cloud service customers. The salient terms and conditions of our agreements of public cloud service with customers are set out below:
•
Specification of deliverables:   Our contracts with customers typically specify the products or services to be provided in details based on customer demands. The specification of deliverables to customers may include, but not limited to, description of products or services, personnel resources arrangement and response time requirements.

•
Credit terms:   We typically offer credit terms ranging from one to six months. For public cloud customers, we also offer prepaid subscription packages over a fixed subscription period.

•
Compliance:   Customers shall use our products and services appropriately and in compliance with all applicable laws and regulations. We do not involve in the development or operation of our customers’ products and services. Our customers shall be responsible for the compliance, including the legal collection and use of personal information of its product and services.

•
Termination:   The agreement may be terminated upon mutual consent between the parties.

•
Ownership:   We usually retain all our intellectual property rights with respect to our products.

For our enterprise cloud service customers, we enter into service contracts on a project basis. The salient terms and conditions of our agreements with customers are set out below:
•
Specification of deliverables:   Our contracts with customers typically specify the products or services to be provided in details based on demands of the projects. The specification of deliverables to customers may include, but not limited to description of products or services, timeframe of project execution, personnel resources arrangement and response time requirements. Specification of deliverables for enterprise cloud services also include deployment of our products and solutions operated on on-premise infrastructure.

•
Post-delivery services and quality assurance:   After delivery, we may also provide maintenance and upgrade services, which mainly includes technical support services performed by our technical support team. We typically provide quality assurance regarding our products and services to our customers for a 12-month period after the project is accepted by the customer in accordance with the acceptance terms agreed in the contracts.

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•
Credit Terms:   We typically offer credit terms ranging from one to six months, subject to the actual progress of project execution.

•
Compliance:   Customers shall use our products and services appropriately and in compliance with all applicable laws and regulations. We do not involve in the development or operation of our customers’ products and services. Our customers shall be responsible for the compliance, including the legal collection and use of personal information of its product and services.

•
Termination:   The agreement may be terminated upon mutual consent between the parties.

•
Ownership:   We usually retain all our intellectual property rights with respect to our products.

See also “Connected Transactions — Summary of Continuing Connected Transactions” for details and salient terms of our agreements and/or cooperation with Kingsoft Group and Xiaomi Group.
Some of our public service customers rely on their agents, typically system integrators, when selecting suppliers or service providers. Such third-party agents are not agents that the Company engages to broaden its sales channels. Instead, they are primarily information technology service providers selected by end customers to implement their projects, and save them from the trouble of directly negotiating with various suppliers or service providers. The use of such third-party agents by end customers is an industry norm. When we enter into a contract with such agents, we recognize such agents as our direct customers from accounting perspective. The contract terms for such agents are substantially consistent with other customers. We only have contractual rights and obligations with such third-party agents.
The below table sets forth details of our revenue by major industry verticals in absolute amount and percentage of the total revenues during the Track Record Period.
	For the year ended December 31,						For the six months ended June 30,
	2019		2020		2021		2021		2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%
							(unaudited)		(unaudited)
	(RMB in thousands, except for percentages)
Revenue
Internet Sector	3,458,843	87.4	5,166,851	78.5	6,159,085	68.0	2,942,610	73.8	2,669,951	65.5
Public Service	406,681	10.3	1,164,183	17.7	1,369,674	15.1	762,446	19.1	186,312	4.6
Healthcare	—	0.0	55,111	0.8	307,191	3.4	63,922	1.6	24,530	0.6
Financial Service	79,627	2.0	153,395	2.4	402,424	4.4	215,809	5.4	60,871	1.4
Camelot Group	—	—	—	—	818,528	9.0	—	—	1,137,370	27.9
Others	11,202	0.3	37,767	0.6	3,882	0.0	2,432	0.1	1,273	0.0
Total revenue	3,956,353	100.0	6,577,307	100.0	9,060,784	100.0	3,987,219	100.0	4,080,307	100.0

*
Internet sector primarily refers to our public cloud services customers. Revenues of Camelot Group are only included since the acquisition in September 2021.

The following table sets for a breakdown of our gross profit (loss) and gross profit (loss) margin by major industry verticals for the periods indicated.

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	For the Year Ended December 31,						For the Six Months Ended June 30,
	2019		2020		2021		2021		2022
	Gross profit (loss)	Gross profit (loss) margin	Gross profit (loss)	Gross profit (loss) margin	Gross profit (loss)	Gross profit (loss) margin	Gross profit (loss)	Gross profit (loss) margin	Gross profit (loss)	Gross profit (loss) margin
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%
							(unaudited)		(unaudited)
	(RMB in thousands, except for percentages)
Internet Sector	(60,891)	(1.8)	204,558	4.0	(11,736)	(0.2)	117,839	4.0	(76,395)	(2.9)
Public Service	54,235	13.3	114,548	9.8	113,932	8.3	87,130	11.4	18,709	10.0
Healthcare	—	—	7,723	14.0	23,322	7.6	8,811	13.8	2,469	10.1
Financial Service	12,462	15.7	26,723	17.4	54,036	13.4	19,277	8.9	29,534	48.5
Camelot Group	—	—	—	—	170,528	20.8	—	—	169,747	14.9
Others	1,903	17.0	3,431	9.1	1,206	31.1	1,928	79.3	1,098	86.3
Total	7,709	0.2	356,983	5.4	351,288	3.9	234,985	5.9	145,162	3.6
The gross profit margin of finance service sector is slightly higher than that of the other major industry verticals, primarily because the cloud service market is relatively established for the financial service sector, and the customers generally have higher budget for cloud services.
During the Track Record Period, our revenue, gross profit (loss) and gross profit (loss) margin from Internet sectors were consistent with that of our public cloud services. Our gross profit from Internet sectors turned positive from 2019 to 2020 primarily due to the significantly increased revenue, since our customers in the internet sector were benefiting from the growth of internet usage in the early stage of COVID-19. The gross losses from Internet sectors in 2021 and the second half of 2022 were primarily due to (i) our upfront procurement for underlying resources including IDC costs at the beginning of 2021 largely based on our observations in 2020, while the actual market demand since the second half of 2021 turned out to be weaker, resulted from the general demand slowdown in the internet sector of China, and (ii) pricing pressure in the cloud industry.
During the Track Record Period, the fluctuations of our revenue, gross profit and gross profit margins for public service, healthcare and financial services were generally in line with the movements of that of enterprise cloud services. Our revenue from public service and financial service increased significantly over the course of 2019, 2020 and 2021, primarily because our enterprise cloud services were at an early development stage in 2019, followed by rapid growth in 2020 and 2021 reflecting the strong market demand. We entered into the healthcare sector in 2020 to seize the market opportunities in light of the COVID-19 and achieved significant revenue growth from 2020 to 2021. The decrease of revenue from public service, healthcare and financial services sectors from the first half of 2021 to the first half of 2022 was primarily due to our stringent project selection process with a strategic focus on high quality projects to achieve profitability, which also had driven the increase of gross profit margin from these sectors over the same periods.
See “Financial Information — Description of Key Components of Consolidated Statements of Profit or Loss — Gross (Loss)/Profit”.
End-to-end Fulfillment and Deployment
We have gained valuable insight and capabilities of enterprise services from Kingsoft Group, the widely trusted leading software franchise in China, and are devoted to serving enterprise customers and empowering them with cloud technologies. We have benefited from Kingsoft Group’s over 30 years of experience in providing enterprise services. With our customer-centric service philosophy, we always prioritize the needs of our customers and strive to provide an exceptional experience to them. As a result, our brand has received broad recognition in China.

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We have built an experienced team that is knowledgeable about both technology advancements and pain points faced by participants in relevant industry verticals, allowing us to provide products and solutions that directly address the needs of our customers.
We value each customer and provide customer services and support covering the entire cloud migration process, which is executed by our in-house professionals to optimize service efficiency and to enhance our control over service quality. We have built our in-house team to deliver end-to-end services, covering all of the mission-critical tasks including planning, solution development, fulfillment and deployment, as well as ongoing maintenance and upgrade.
For example, for each enterprise cloud project, we provide dedicated services to customers with our in-depth industry insights. At project initiation, our specialized industry team performs in-depth analysis on customers’ business needs and designs tailored solutions accordingly. Our product expertise and industry know-how are embedded in our solutions, empowering customers to easily integrate cloud resources and technologies with their business system. During the fulfillment and deployment process, we offer customers seamless cloud migration services. We have established 13 strategically located deployment centers with deployment team who are experienced with deployment and equipped with our product expertise and industry know-how. After delivery, we have regular client reviews to constantly improve our services. In particular, for our Premium Customers, we also have a technical support team on demand 24×7 who respond to customer inquiries within 90 seconds.
As compared to in-house deployment, building projects with external third parties has to involve different practices, require integrations across their fragmented offerings to form a complete workflow, which creates friction costs. In addition, inconsistency across different teams’ expertise and unclear accountability may result into deteriorated quality of fulfillment and deployment. Compared to outsourcing certain stages of project deployment to external vendors, we directly work on the entire process of cloud migration projects, aiming to making consistent fulfillment and deployment. We believe our in-house fulfillment and deployment can bring various benefits to our customers:
•
Consistency and quality service throughout the process.   Our internal team is deeply engaged in the entire cloud migration process. We design customer-tailored solution in upfront planning, and continue to maintain direct control over the fulfillment, deployment and configuration, ensuing consistency and quality.

•
Trusted service provider.   As we directly work on the cloud migration projects, we build up client trust through timely response and proactive engagement, avoiding potential risks arising from coordination among different third-party vendors.

•
High efficiency and certainty.   By equipping our localized deployment team with leading product capabilities, we are able to achieve great efficiency and certainty in fulfill customers’ requests, even in the challenging pandemic environment.

Moreover, by integrating Camelot Group’s nationwide project execution capacities and resources across China, including Beijing, Anhui, Jiangsu, Hubei, among others, we are able to further enhance our communications with customers to better understand their business needs. As a result, we are able to further accelerate and enhance the implementation of enterprise cloud service projects with lower costs, improved efficiency, and higher value. For example, during the COVID-19 pandemic, we have successfully built the cloud-based healthcare information management system for a provincial digital health project in China. Travel restriction measures adopted by government authorities have brought challenges to on-site services. Benefiting from Camelot Group’s local project execution capacities, we are able to efficiently communicate with customers and provide seamless on-site fulfillment, deployment and configuration services, ensuring our ability to fulfill customer requests amid challenging pandemic environment.
SUPPLIERS AND PROCUREMENT
Our suppliers primarily consist of IDC operators, telecommunication operators and server providers. Our top five suppliers in each year/period during the Track Record Period in aggregate accounted for 31.8%,

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28.1%, 22.0% and 21.7% of our total purchases in the respective period. Our largest supplier in each of 2019, 2020 and 2021 and the six months ended June 30, 2022 accounted for 10.0%, 9.3%, 8.5% and 8.7% of our total purchases for the respective period.
The following tables set forth a summary of our five largest suppliers for the periods indicated.
Five Largest Suppliers for the Year Ended December 31, 2019	Background and Business Profile	Products Purchased	Year of Commencement of Relationship with the Group	Transaction Amounts	Percentage Contribution to the Group’s Total Purchases*
				(RMB’000)
Supplier A	An integrated telecommunications operator in China listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, which provides a wide range of telecommunications services and telecommunications products	IDC services	2014	463,347	10.0%
Supplier B	A China-based company listed on the Shenzhen Stock Exchange, which sells computer-related equipment and other mechanical equipment, internet installation and integration services and software development, among others	Server and equipment	2018	278,974	6.0%
Supplier C	A China-based company whose primary business includes provision of technology promotion services, computer system integration, and computer software and hardware retailing, among others	Server and equipment	2016	272,097	5.9%
Supplier D	An integrated telecommunications operator in China listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, which provides a wide range of telecommunications services and telecommunications products	IDC services	2014	234,349	5.1%
Supplier E	An integrated telecommunications operator in China listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, which provides a wide range of telecommunications services and telecommunications products	IDC services	2014	224,158	4.8%

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Five Largest Suppliers for the Year Ended December 31, 2020	Background and Business Profile	Products Purchased	Year of Commencement of Relationship with the Group	Transaction Amounts	Percentage Contribution to the Group’s Total Purchases*
				(RMB’000)
Supplier A	An integrated telecommunications operator in China listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, which provides a wide range of telecommunications services and telecommunications products	IDC services	2014	606,777	9.3%
Supplier E	An integrated telecommunications operator in China listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, which provides a wide range of telecommunications services and telecommunications products	IDC services	2014	597,242	9.2%
Supplier D	An integrated telecommunications operator in China listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, which provides a wide range of telecommunications services and telecommunications products	IDC services	2014	288,017	4.4%
Supplier B	A China-based company listed on the Shenzhen Stock Exchange, which sells computer-related equipment and other mechanical equipment, internet installation and integration services and software development, among others	Server and equipment	2018	196,035	3.0%
Supplier F	A China-based technology company listed on the Shenzhen Stock Exchange, whose primary business includes provision of information technology consulting services, information system integration services, sales of hardware and software, and software development, among others	Server and equipment	2014	140,888	2.2%

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Five Largest Suppliers for the Year Ended December 31, 2021	Background and Business Profile	Products Purchased	Year of Commencement of Relationship with the Group	Transaction Amounts	Percentage Contribution to the Group’s Total Purchases*
				(RMB’000)
Supplier E	An integrated telecommunications operator in China listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, which provides a wide range of telecommunications services and telecommunications products	IDC services	2014	769,721	8.5%
Supplier A	An integrated telecommunications operator in China listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, which provides a wide range of telecommunications services and telecommunications products	IDC services	2014	646,645	7.1%
Supplier D	An integrated telecommunications operator in China listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, which provides a wide range of telecommunications services and telecommunications products	IDC services	2014	240,167	2.6%
Supplier G	A China-based company whose primary business includes technical development, technical service, technical training, technical consultation, software development and sales of computers, software, auxiliary equipment and mechanical equipment	Server and equipment	2017	204,086	2.2%
Supplier H	A China-based company whose primary business includes manufacturing, installing and selling microcomputers and servers, selling computer software and auxiliary equipment, and providing information technology services and internet information services	Server and equipment	2018	146,162	1.6%

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Five Largest Suppliers for the Six Months Ended June 30, 2022	Background and Business Profile	Products Purchased	Year of Commencement of Relationship with the Group	Transaction Amounts	Percentage Contribution to the Group’s Total Purchases*
				(RMB’000) (unaudited)
Supplier E	An integrated telecommunications operator in China listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, which provides a wide range of telecommunications services and telecommunications products	IDC services	2014	340,512	8.7%
Supplier A	An integrated telecommunications operator in China listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, which provides a wide range of telecommunications services and telecommunications products	IDC services	2014	278,737	7.1%
Supplier D	An integrated telecommunications operator in China listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, which provides a wide range of telecommunications services and telecommunications products	IDC services	2014	93,914	2.4%
Supplier H	A China-based company whose primary business includes manufacturing, installing and selling microcomputers and servers, selling computer software and auxiliary equipment, and providing information technology services and internet information services	Server and equipment	2018	76,690	2.0%
Supplier I	A China-based technology services company providing a wide range of technology services	Technology services	2021	57,587	1.5%

*
The amount of total purchase contains the addition of fixed asset and construction in progress and cost of revenue excluding depreciation and amortization costs.

During the Track Record Period, we have not experienced any significant fluctuation in prices set by our suppliers, material breach of contract on the part of our suppliers, delay in delivery of our orders from our suppliers.

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As of the Latest Practicable Date, none of our Directors, their associates or any of our shareholders (who or which to the knowledge of the Directors owned more than 5% of our issued share capital) had any interest in any of our five largest suppliers.
The salient terms and conditions of our agreements with suppliers are set out below:
•
Specification of deliverables:   Our suppliers shall deliver the procured items as specified in the agreement. Specification of deliverables may include, but not limited to the procured products or services, volume and unit price.

•
Delivery:   Our suppliers shall deliver the procured items within the prescribed time period through the transportation means (if applicable) as set forth in the agreement.

•
Inspection:   We are entitled to inspect the products or services delivered and provide comments for suppliers to address.

The salient terms and conditions of our agreements with IDC suppliers are set out below:
•
Charging basis:   Our IDC suppliers typically charge us based on the specified unit prices for usage of different types of racks or bandwidth and the amount of our usage in the billing period as set forth in the agreement.

•
Minimum procurement:   Our agreements with some major IDC suppliers contain minimum procurement amounts, primarily for bandwidth, for the duration of the contract term which is typically one year. Such minimum procurement amounts are primarily determined by the estimated optimal level based on the then foreseeable customer demand. If we fail to meet the minimum procurement requirements, we may be required to make additional payments to the suppliers so that they receive considerations as if the minimum procurement requirements were met. In 2019, 2020, 2021 and the six months ended June 30, 2022, our procured bandwidth for cloud storage and computing products amounted to RMB165.5 million, RMB186.9 million, RMB231.8 million and RMB112.3 million, respectively. For the periods, our actual usage amounted to RMB144.8 million, RMB159.5 million, RMB194.3 million and RMB86.8 million of these procured amount, representing 87.5%, 85.4%, 83.8% and 77.3% utilization rate, respectively. The utilization rate decreased significantly from 2021 to the six months ended June 30, 2022 primarily because the actual market demand turned out to be weaker than expected, particularly in the second half of 2021 and in 2022 to date mainly as a result of challenging macro-economic conditions, a general demand slowdown in the internet sector of China amid tightening regulations on industries such as online education, live streaming and e-commerce, as well as the impact of the COVID-19 resurgence. In the third quarter of 2022, our procured bandwidth for cloud storage and computing services amounted to RMB52.0 million, and our actual usage amounted to RMB42.9 million of these procured amounts, representing a 82.5% utilization rate, which indicates a significant increase from 77.3% in the first half of 2022 primarily as a result of our cost management efforts. For cloud delivery, procured bandwidth is organized to support the entire cloud delivery network which can be used to serve different customers concurrently, during a period of time. In practice, as long as one customer is using our cloud delivery products, the bandwidth procured for our cloud delivery network is being utilized, even though it can support more customers to use it concurrently. Therefore, the “utilization rate” for cloud delivery products is not application. In 2019, 2020, 2021 and the six months ended June 30, 2022, total IDC costs for cloud delivery as percentages of total gross billings for cloud delivery were 100%, 91%, 99% and 97%, respectively. The increase in 2021 and the first half of 2022 illustrates the upfront over procurement of IDC costs. IDC costs accounted for a significant portion of total gross billings for cloud delivery products mainly because cloud delivery products are relatively standard and subject to intensive price competition.

•
Termination:   Our agreements with IDC suppliers usually terminate at the expiration of contract term or upon our notification for termination, unless the parties otherwise agree. Upon receipt of our termination notice, IDC suppliers may terminate services after expiration of the contract term, and we shall make the payments due under the agreements until such termination of services.

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The salient terms of our agreements with IDC suppliers are in line with industry practice because (i) the charging basis, minimum procurement and termination provisions as described above are generally consistent with the industry norm; and (ii) in particular, major IDC suppliers often require minimum procurement in entering into agreements with customers. Based on the foregoing, our Directors are of the view that, to their best knowledge, these terms are in line with industry practice.
INTELLECTUAL PROPERTY
We develop and protect our intellectual property portfolio by registering our patents, trademarks, copyrights and domain names. We have also adopted a comprehensive set of internal rules for intellectual property management. These guidelines set the obligations of our employees and create a reporting mechanism in connection with our intellectual property protection. We have entered into standard employee agreements and confidentiality and non-compete agreements with our full-time R&D staffs, which provide that the intellectual property created by them in connection with their employment with us is our intellectual property.
As of June 30, 2022, we have registered 536 patents, 661 trademarks, 663 copyrights, and 134 domain names in China and overseas. We have obtained the license from Kingsoft to use its “金山雲” and “Kingsoft Cloud” trademarks. We have also obtained the license from Kingsoft Group to use some of its registered patents during their terms of registration. We intend to vigorously protect our technology and proprietary rights, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. See “Risk Factors — Risks Relating to Our Business and Industry — We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition.”
Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. Even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.
During the Track Record Period and up to the Latest Practicable Date, we did not have any material disputes or any other pending legal proceedings of intellectual property rights with third parties.
EMPLOYEES
We had 9,764 employees as of June 30, 2022, most of whom were located in China, and the rest were located overseas. The following table sets forth a breakdown of our employees by function during the Track Record Period.
	December 31, 2019		December 31, 2020		December 31, 2021		June 30, 2022
Function	Number of employees	Percentage	Number of employees	Percentage	Number of employees	Percentage	Number of employees	Percentage
Research and development	1,150	62.5%	1,286	59.4%	1,216	11.9%	1,017	10.4%
Sales and marketing	400	21.7%	533	24.6%	398	3.9%	348	3.6%
General and administrative	209	11.4%	256	11.8%	288	2.8%	273	2.8%
Solution development and services	82	4.5%	91	4.2%	111	1.1%	98	1.0%

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	December 31, 2019		December 31, 2020		December 31, 2021		June 30, 2022
Function	Number of employees	Percentage	Number of employees	Percentage	Number of employees	Percentage	Number of employees	Percentage
Camelot Group	—(1)	—(1)	—(1)	—(1)	8,196	80.3%	8,028	82.2%
Total	1,841	100%	2,166	100%	10,209	100%	9,764	100%

Note:
(1)
Not applicable as we acquired Camelot Group in September 2021 and started to consolidate its results of operations since then.

The number of our employees increased significantly from 2,166 as of December 31, 2020 to 10,209 as of December 31, 2021 primarily as a result of our acquisition of Camelot Group. The number of our employees decreased by 4.4% from 10,209 to 9,764 as of June 30, 2022, as a result of our human resources optimization as well as natural employee attrition from time to time.
Our success depends on our ability to attract, retain and motivate qualified personnel, and we believe that our high-quality talent pool is one of the core strengths of our Company. We adopt high standards and strict procedures in our recruitment, including campus recruitment, online recruitment, internal recommendation and recruitment through executive search, to satisfy our demands for different types of talents.
We provide regular and specialized training tailored to the needs of our employees in different departments. Our employees can also improve their skills through our development of solutions for our customers and mutual learning among colleagues. New employees will receive pre-job training and general training.
We offer competitive compensations for our employees. Besides, we regularly evaluate the performance of our employees and reward those who perform well with higher compensations or promotion.
As required by PRC laws and regulations, we participate in various employee social security schemes organized by municipal and provincial government, including pension, maternity insurance, unemployment insurance, work-related injury insurance, health insurance and housing provident fund. We are required under PRC laws and regulations to make contributions to employee social security schemes at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.
We enter into standard contracts and agreements regarding confidentiality, intellectual property, employment, commercial ethics and non-competition with all of our executive officers and the vast majority of our employees. These contracts typically include a non-competition provision effective during and up to two years after their employment with us and a confidentiality provision effective during and after their employment with us.
None of our employees are currently represented by labor unions. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations during the Track Record Period.
ENVIRONMENTAL, SOCIAL AND GOVERNANCE MATTERS
We believe that strong ESG management is essential to the sustainability of our business. In addition to developing advanced cloud technologies, we aim to build and deliver more enabling products and services to all stakeholders. For example, we have been proactively leveraging our technology capabilities to help overcome the challenges of the COVID-19 pandemic by developing countermeasures such as resource management platforms.
In May 2022, we issued our ESG report for 2021. The ESG report mainly includes topics of privacy and data security, customer service, technology innovation, talent attraction, development and training, business ethics and anti-corruption, and intellectual rights protection and others. In 2021, we were granted the “ESG

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Practices Excellence Award” in the 2021 ESG TOP 60 Pioneers. Jiemian News and Shanghai United Media Group, two mainstream media outlets, conducted the evaluation, which looked at enterprises from five dimensions: corporate ESG progress overview, environmental, social, corporate governance responsibilities and business development.
Governance on ESG matters
Our Board has the collective and overall responsibility for establishing, adopting and reviewing our ESG vision, policy and target, and evaluating, determining and addressing our ESG-related risks. Our Board may engage independent third parties to evaluate the ESG risks and review our existing strategy, target and internal controls. Necessary improvement will then be implemented to mitigate the risks. Our Board also reviews and approves our annual ESG report to direct our dialogue with stakeholders regarding ESG matters. Our management presents and communicate the key highlights of ESG-related matters to the Board before our release of ESG report. The nominating and corporate governance committee of the Board (consisted of Mr. Tao Zou, our executive director and acting CEO, and Ms. Jingyuan Qu, our independent non-executive director, with Mr. Tao Zou as the chairman) is primarily responsible for overseeing of our ESG initiatives, including assessment of climate-related risks and opportunities. The compensation committee of the Board is responsible for oversight of human capital matters, and the audit committee of the Board is responsible for oversight of our financial risk and compliance issues. Furthermore, we have establish a risk control committee (the “Risk Control Committee”) at management level in 2021 to oversee ESG-related risks. The Risk Control Committee supports the Board and its committees in formulating and implementing the ESG policies and overseeing the communication with stakeholders regarding ESG matters.
ESG Strategy and Policy
Considering customers, employees, communities, investors, and other stakeholders can be affected by how we manage the impact of our products and services on creating long-term value development, we intend to maximize our products effectiveness and thrive with a balanced strategy of environmental sustainability and socio-economic development. To this end, we actively seek perspectives and insights from our stakeholders, through which inform our strategy development and lead our business decisions toward sustainability. We support the Ten Principles of the United Nations Global Compact, as well as the United Nations Sustainable Development Goals (SDGs), and incorporate them into our ESG strategy.
ESG-related Risks and Opportunities
During the Track Record Period and up to the Latest Practicable Date, we had not been subject to any fines or other penalties due to non-compliance in relation to health, work safety or environment regulations and had not had any incident, or received any claim for personal or property damage made by our employees which had materially and adversely affected our financial condition or business operations. It is also expected that the climate-related risks such as extreme weather conditions would not have a material impact on our operation in the short, medium and long terms. Nonetheless, our management have been assessing and managing business risks and opportunities. The below diagram sets forth the ESG-related issues that we consider material to us and our stakeholders, with the relative importance demonstrated.

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High
Low
Impact on Stakeholder Decisions
Societal Impact of Products & Services
Privacy & Data Security
Climate Change & Business Continuity
Development & Training
Ethical Business Practices
Products & Services Stability and Quality
Responsible Supply Chain
Intellectual Property Rights Protection
Technological Innovation
Renewable & Energy Efficiency
Talent Attraction & Retention
Customer Services
Employee Rights
Health & Safety
Operational Waste
Labor Standards
Community Engagement
Sustainable Workplaces Practices
Low
Business Impact on Kingsoft Cloud
High

The below table sets forth details of our assessment regarding ESG-related risks over the short, medium and long term, including physical risks and transition risks, their impact to our business and our responses.
	Risks and Impact	Our responses
Short-term	Extreme Weather (Physical Risk): Extreme weather disasters are caused by climate change worldwide, such as floods, typhoons and earthquakes. All these natural disasters may seriously affect the safe and stable operation and business continuity of our data center. Service interruption or major equipment damage will bring serious business continuity and economic interests risks to us.	To tackle issues caused by climate change, we strictly follows the Emergency Operating Procedure (EOP) for extreme weather in the data center. In case of extreme weather conditions, insulation and protective measures are taken to ensure the temperature of the equipment room and the stable operation of the data center. In addition, we found that a safe geographical location is the best defense against natural disasters by comparing the cases of data centers suffering from extreme weather at home and abroad.
	Reputational Risks (Transition Risk): Global investors are increasingly concerned about environmental performance, climate change and other topics. As a public company and a key player in the cloud services industry, any inaction or slow response to the environmental performance could affect our reputation, investment decisions, or even lost business opportunities.	To proactively address such risks, our risk control department has incorporated climate-related risks into its risk assessment model and has studied the possible impact on reputation and taken the next steps. In addition, we have established a transparent information disclosure mechanism to better communicate to our stakeholders our efforts and objectives related to ESG.
Medium-term	Policy Risk (Transition Risk): Regulatory policies relevant to power restriction, carbon emission and such may increase our	In the context of a tighter regional policy of power restriction, we have taken the initiative to adopt more stringent management

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	Risks and Impact	Our responses
	operational compliance costs and affect the normal operation of the data centers.	measures, such as avoiding high-power data centers and establishing a data center energy consumption assessment and risk warning mechanism.
	Technology Risk (Transition Risk): With the rapid development of low-carbon technologies, the Internet of Things and other emerging technologies, failure to identify and apply emerging technologies promptly may present greater climate-related risks to our operations.	To reduce such risk, we actively explore the possibility of heat recovery technology and other emerging technologies
	Market Risk (Transition Risk): Our suppliers may have to deal with rising costs due to climate change, indirectly leading to cost increases in our operational costs.	To mitigate such risk, we seek suppliers that are less vulnerable to climate change, such as using alternative energy like wind power or hydropower.
Long-term	Chronic risks triggered by climate change (Physical Risk): Climate change may lead to operation instability and higher costs in the long term. For example, geological hazards can lead to operational disruptions or loss of assets; sea-level rise can affect the normal operation of coastal data centers; and prolonged droughts can lead to higher water bills in the area where they are located.	We actively addresses chronic risks and continues to promote data center sustainability transformation, thereby reducing the impact of data center operations on the natural environment and making efforts to slow down climate change. We are exploring wind power and hydropower developed areas for data center construction; conducting green power research on the transmission lines of wind power and solar power input in Beijing; and using natural resources and waste heat recovery for server cooling to improve energy utilization.
Environment
We do not operate any production facilities, and thus we are not subject to significant health, workplace safety or environmental risks. Nonetheless, we are committed to innovating products and services that empower businesses in a way that also protects the environment and resources that we share on this planet.
Although cloud computing companies are main consumers of electricity, cloud computing technology is to centralize the energy-intensive scattered in all types of enterprises, saving the overall energy consumption level at the society-wide level. Served as the main storage and computing location of mass data, data centers are considered as high energy consumption unit in the technology industry. Energy consumption in data centers accounts for approximately 89% of our total energy use.
Sustainable Data Center
In line with China’s “dual carbon” goals of “striving to peak carbon dioxide emissions before 2030 and achieve carbon neutrality before 2060”, our data centers are established in a high-efficiency, low-carbon, energy-saving, and renewable way. In addition, we improve energy and resource utilization in the processes of the planning, design, operation, and maintenance of the data center, implementing a green development strategy. We closely monitor the power usage effectiveness, or PUE, of our data centers. PUE is the ratio of total amount of energy used by a computer data center facility to the energy delivered to computing equipment, illustrating how efficiently a data center uses energy. The actual PUE of our data center in Beijing was 1.37 in 2021, lower than its designed PUE of 1.4.

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The major exhaust gas generated by the data centers is mainly the exhaust gas discharged when the diesel generator does not burn sufficiently. In response, we cleaned and replaced the filters of the generator exhaust system more frequently and reduced the no-load running time of the generator. We also strengthen cooperation with environmental protection departments to perform regular equipment quality inspection and maintenance to ensure that exhaust gas emissions meet national standards and minimize the impact of exhaust gas on outdoor emissions.
Green Workplace
Our workplace sustainability philosophy centers around resource efficiency and powered by a smart management system. In June 2021, we obtained the ISO14001 for Environmental Management System certification. The Xiaomi Science and Technology Park, where our headquarters are located, was awarded a Two-star Grade Certificate of Green Building Design Label under the Beijing Evaluation Standard for Green Building, and obtained the certification for Leadership in Energy and Environment Design (LEED) Platinum.
Environmental Statistics
In line with our vision for sustainable development, we oversee our environmental protection performance in aspects such as energy and resources consumption, greenhouse gas (“GHG”) emissions and waste production. The table below sets forth details of our environmental statistics for the years/periods indicated. The statistics regarding energy and resources consumption and GHG emission refer to data of our own data centers, which are the primary source of our energy use.
	For the Year Ended December 31,		For the Six Months Ended June 30,
	2020	2021	2022
Total GHG emissions (scope 1 and 2) (tons)*	18,460.48	22,004.52	13,688.50
Total GHG emissions (scope 1 and 2) per unit of revenue (tons per million RMB)*	2.81	2.43	3.35
Total comprehensive energy consumption (MWh)	26,245.26	31,164.12	19,493.46
Total energy consumption in offices per unit of revenue (MWh per million RMB)	3.99	3.44	4.78
Running water consumption (tons)	47,763.00	63,318.00	53,979.00
Running water consumption per unit of revenue (tons per million RMB)	7.26	6.99	13.23
Non-hazardous waste (tons)	110.74	371.05	N/A**
Non-hazardous waste per unit of revenue (tons per million RMB)	0.02	0.04	N/A**
Hazardous waste (tons)	N/A***	0.092	N/A**
Hazardous waste per unit of revenue (tons per million RMB)	N/A***	0.00001	N/A**

*
According to Measures for Administration of Carbon Emissions Trading (For Trial Implementation) issued by the Ministry of Ecological and Environment of PRC, the inventory of GHG includes carbon dioxide, methane, nitrous oxide, sulfur hexafluoride, hydrofluorocarbons, perfluorocarbons and nitrogen tri-fluoride. Our GHG inventory primarily includes carbon dioxide, methane and nitrous oxide. GHG emissions data is presented in carbon dioxide equivalent and the calculation is based on the 2019 Baseline Emission Factors for Regional Power Grids in China issued by the Ministry of Ecology and Environment of PRC, and the 2006 IPCC Guidelines for National Greenhouse Gas Inventories (2019 Edition) issued by the Intergovernmental Panel on Climate Change (IPCC). GHG emissions (Scope 1) arise mainly from the consumption of “direct energy” (gasoline and diesel fuel) in our operation. GHG emissions (Scope 2) arise mainly from the consumption of “indirect energy” (purchased or acquired electricity) in our operation.

**
Not available because our waste production was recorded on an annual basis.

***
Not available because we started to record data for hazardous waste in 2021.

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Our GHG emissions mainly arise from electricity generated by burning fossil fuels and direct burning of diesel and gasoline. Direct energy consumption arises from the consumption of diesel and gasoline in our operation. Indirect energy consumption arises from the consumption of purchased electricity in our operation. Our running water consumption mainly refers to the municipal water supply and reclaimed water supply. Our hazardous waste primarily refers to waste toner cartridges and waste ink cartridges from printers in our office buildings. Our non-hazardous waste primarily refers to domestic and electronic waste from our offices. The increase of total GHG emissions (scope 1 and 2), resource consumption and waste production from 2020 to 2021 was primarily due to our expansion of offices nationwide and our own data centers. Nonetheless, the intensity per unit of revenue thereof generally decreased over the same periods with our improvement in energy efficiencies.
The GHG scope 3 emissions during our ordinary course of business mainly relates to the emission from the purchased services such as electricity used by leased racks, as well as daily commute and business travels by our employees. The carbon emissions generated during the operation of racks are calculated according to the estimated electricity consumption of racks. The carbon emissions from employee commuting are estimated based on the number and location of our employees, and the carbon emissions from commuting traffic of 10,000 people per trip in the commuting monitoring report of major cities in China in 2021 issued by the Ministry of Housing and Urban-Rural Development of China and China Academy of Urban Planning and Design. In 2021 and the six months ended June 30, 2022, our total GHG scope 3 emissions were estimated to be 175.2 thousand tons and 115.8 thousand tons, respectively.
Technological Innovation
Leveraging our technology infrastructure resources, we have developed various advanced cloud computing products, providing solutions to a variety of industries. Adhering to the concept of inventing for good, we are committed to leveraging our technology capabilities to address the needs and challenges of the new generations and promote the well-being of all.
Responsible Operations
We uphold the principles of compliance and integrity in every aspect of our operation. We abide by all applicable laws and regulations in our operations and act by the highest standards. We are dedicated to providing high-quality cloud services, safeguarding data security and promoting honest business practices. Our efforts in responsible operations include, among others, the following:
•
We put every effort into protecting user privacy and data security. See “— Data Privacy and Security.”

•
Dedicated to providing advanced cloud products and solutions, intellectual property rights protection is of paramount importance to us. We firmly protect our own innovation achievements and also fully respects that of other parties.

•
We dedicate ourselves to building a fair and transparent working environment and adopt a zero-tolerance attitude towards corruption, bribery and any other unethical behaviors.

Talent Development
We regard our employees as the most valuable assets for the Company. We respect the fundamental rights entitled to employees, ensure equal opportunities for all employees and job applicants and continually look for ways to further diversify our workforce and strengthen our culture of inclusion.
We wish to grow together with our employees. We provide a range of training programs and incentive mechanisms for employees worldwide, all aiming to help employees improve their all-around capabilities.
We strive to create a warm workplace reflecting our diverse, equal and inclusive culture, with each of our employee bringing their passion and potential to the max, to constantly innovate and reimagine the future. To this end, we put effort in increasing workforce diversity and talents retention.

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Occupational Health and Safety
We continue to invest in health, safety and wellness programs to help employees enjoy a better quality of life and contribute to our success. We strictly abide by applicable laws, regulations and internationally recognized practices in conducting our operation and continue to invest in building a more robust protection system for all our employees. We emphasize the importance of fire safety management in our workplace. We conduct regular safety inspections, fire drills, training and educational campaigns as well as other activities to enhance employees’ safety awareness and emergency response skills.
FACILITIES
We occupy certain properties for non-property activities as defined under Rule 5.01(2) of the Listing Rules. As of June 30, 2022, none of the properties leased by us had a carrying amount of 15% or more of our consolidated total assets.
As of the Latest Practicable Date, we leased offices in Beijing and certain other cities where we operate with an aggregate gross floor area of approximately 51,246 square meters. These facilities currently accommodate our management headquarters and data centers, as well as most of our sales and marketing, research and development, and general and administrative activities. We believe that there is sufficient supply of properties in China and other jurisdictions where we operate and we do not rely on the existing leases for our business operations.
For more information about the risks with respect to our leased properties, see “Risk Factors — Risks Relating to Our Business and Industry — We face certain risks relating to the real properties that we lease, which may adversely affect our business.”
LEGAL PROCEEDINGS AND NON-COMPLIANCE
During the Track Record Period and up to the Latest Practicable Date, we had not been involved in any actual or pending legal, arbitration or administrative proceedings (including any bankruptcy or receivership proceedings) that we believe would have a material adverse effect on our business, results of operations, financial condition or reputation.
During the Track Record Period and up to the Latest Practicable Date, we had not been involved in any material non-compliance incidents that have led to fines, enforcement actions, or other penalties that we believe would have a material adverse effect on our business, results of operations, financial condition or reputation.
Failure to Make Full Contributions to Social Insurance and Housing Provident Funds
Background and Reasons for Non-compliance
During the Track Record Period and up to the Latest Practicable Date, we had not made full contributions to the social insurance plan and housing provident fund based on the actual salary level of some of our employees as prescribed by relevant laws and regulations, primarily because certain of the employees of Camelot Group were not willing to bear the costs associated with social insurance and housing provident funds strictly in proportion to their salary. Pursuant to relevant PRC laws and regulations, the under-contribution of social insurance within a prescribed period may subject us to a daily overdue charge of 0.05% of the delayed payment amount. If such payment is not made within the stipulated period, the competent authority may further impose a fine of one to three times of the overdue amount. Pursuant to relevant PRC laws and regulations, if there is a failure to pay the full amount of housing provident fund as required, the housing provident fund management center may require payment of the outstanding amount within a prescribed period. If the payment is not made within such time limit, an application may be made to the PRC courts for compulsory enforcement. We have made provisions of nil, nil, RMB15.0 million and RMB25.1 million in our consolidated statements of comprehensive profit or loss for the shortfall in our social insurance and housing provident fund contributions for the years ended December 31, 2019, 2020 and 2021

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and six months ended June 30, 2022, respectively. We had made full contributions to the social insurance plan and housing provident fund based on the actual salary level of employees in 2019 and 2020. The contribution shortfall in 2021 and the six months ended June 30, 2022 was attributable to that certain of the employees of Camelot Group were not willing to bear the costs associated with social insurance and housing provident funds strictly in proportion to their salary. We believe we have made sufficient provisions for the shortfall in our social insurance and housing provident fund contributions. See “Risk Factors —Risks Relating to our Business and Industry — Failure to pay the social insurance premium and housing provident funds for and on behalf of our employees in accordance with the Labor Contract Law or comply with other related regulations of the PRC may have an adverse impact on our financial conditions and results of operation.”
Legal Consequences
As of the Latest Practicable Date, no administrative action or penalty had been imposed by the relevant regulatory authorities with respect to our social insurance and housing provident fund contributions, nor had we received any order to settle the deficit amount. Moreover, as of the Latest Practicable Date, we were not aware of any complaint filed by employees regarding our social security insurance and housing provident fund policy. We undertake to make timely payments for the deficient amount and overdue charges, as soon as requested by the competent government authorities. Based on the foregoing, our PRC Legal Adviser is of the view that the risk of us being fined is relatively low, provided that we pay the outstanding amount, and late fee (if any), for social insurance and house provident funds in full amount within the prescribed period after receiving notices to rectify such non-compliance from the relevant PRC authorities. Accordingly, we believe the potential operational and financial impacts of the shortfall in social insurance and housing provident funds are not material to the Group.
Remedial Measures and Internal Control
We undertake to make full payment of social insurance and housing provident fund based on the actual salaries of any newly recruited employees. Additionally, we are in the process of communicating with existing employees with a view to seeking their understanding and cooperation in complying with the applicable payment base, which requires additional contributions from them. We undertake to use our best efforts to communicate with our existing employees, to make full contribution of social insurance and housing provident fund for them in the next payment cycle. We will also use our reasonable best effort to facilitate such communications and encourage employees’ cooperation in a timely manner. We have been actively communicating with the relevant local government authorities in this respect.
We have enhanced our internal control measures requiring social insurance and housing provident fund contributions to be made in compliance with relevant PRC laws and regulations, including the following measures:
•
Training.   Strengthen legal compliance training to our employees responsible for compliance matters, finance and human resources, which may provide additional information to employees, including the relevant laws and regulations, latest development of national and local policies and market practices on issues of employees’ key concerns;

•
Monitoring.   Designate our human resources and employee care staff to coordinate, review and monitor the communication with employees, the payment status regularly;

•
Awareness.   Proactively keep abreast of latest development in PRC laws and regulations in relation to social insurance and housing provident funds; and

•
Consultation.   Consult external PRC legal counsel for advice on relevant PRC laws and regulations. We will maintain close communication with relevant authorities on a regular basis to understand their requirements and interpretation of relevant rules and regulations, and make contributions to social insurance and housing provident fund inaccordance with their specific guidance in a timely manner.

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AWARDS AND RECOGNITION
The following table sets forth major awards and recognitions we received as of the Latest Practicable Date.
Award/Recognition	Award Year	Awarding Institution/Authority
Best Edge Computing Platform	2020	APAC CDN Industry Alliance
Gold Award	2020	The Eighth China Information Technology Expo
Top 50 Big Data Enterprises	2020	China Big Data Industry Ecological Alliance
Cloud Gaming Case of the Year − Cloud Gaming Service Platform	2020	5G Cloud Gaming Industry Alliance
Gold Award for VR/AR Innovation	2020	Virtual Reality Industry Alliance
Information Innovation Product	2020	The Internet Economy Magazine
Data Industry Transformation Leader − Leading Enterprise in Edge Computing	2020	Global Internet Data Conference
50 Leading Finance Technology Enterprises	2020	KPMG China
Top 50 VR Enterprises	2021	Virtual Reality Industry Alliance
Top 100 Competitive Software and Information Technology Service Enterprises	2021	China Information Technology Industry Federation
RTC Technology Innovation Award	2021	APAC Content Distribution Conference & CDN Summit
ESG Pioneer − ESG Practice Award of the Year	2021	Shanghai United Media Group
RISK MANAGEMENT AND INTERNAL CONTROL
Information Technology Risk Management
We have established and currently maintain information technology risk management and internal procedures and policies that we consider to be appropriate for our business operations. We are dedicated to continually improving these systems. See “— Data Privacy and Security”in this section for information about our information security procedures and policies.
Human Resource Risk Management
We have established internal control policies covering various aspects of human resource management such as recruiting, training, work ethic and legal compliance. We maintain high standards in recruitment with strict procedures to ensure the quality of new hires and provide specialized training tailored to the needs of our employees in different departments. We also conduct periodic performance reviews for our employees, and their remuneration is performance-based. We monitor the implementation of internal risk management policies on a regular basis to identify, manage and mitigate internal risks in relation to the potential incompliance with our code of conduct, work ethics, and violations of our internal policies or illegal acts.
We also have in place a code of business conduct and ethics, and FCPA-related policies to safeguard against corruption within our Company, providing to our employees the best practices and work ethics as well as our anti-corruption and anti-bribery guidance and measures. In particular, we have adopted an internal code of business conduct and ethics to enhance the professionalism of teams, strengthen the awareness of compliance and integrity, as well as prevent all kinds of violations or improper conducts. Under our firm-wide whistleblowing policy, we make our internal reporting channel open and available for our staff to file complaints or report violations. We will conduct timely investigation and evidence collection after receiving complaints about and reports on violation of the code of integrity.

BUSINESS

Financial Reporting Risk Management
We have in place a set of accounting policies and procedures in connection with our financial reporting risk management, such as financial and accounting policies, budget management procedure and financial statement preparation procedure. We have various procedures and IT systems in place to implement accounting policies, and our finance department reviews our management accounts based on such procedures. We also provide regular training to our finance department staff to ensure that they understand our financial management and accounting policies and implement them in our daily operations. Our accounting and financial team is led by Mr. Haijian He, our executive Director and Chief Financial Officer, who has extensive experience in finance and financial reporting. Our accounting and financial team also consisted with qualified and experienced financial and accounting staff to strengthen our financial reporting capability.
Prior to our initial public offering in 2020, we had been a private company with limited accounting and financial reporting personnel and other resources with which we address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2018 and 2019, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. The material weakness identified was our lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules.
We have implemented a number of measures to address the material weakness. Our Chief Financial Officer, who is responsible for our accounting and finance department has over ten years of financial experience and expertise, in particular in managing financing and evaluating risks in complex merger and acquisition transactions. We have hired additional qualified financial and accounting staff with U.S. GAAP and SEC reporting experience to strengthen our financial reporting capability, and have expanded the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations. We have improved our monitoring and oversight controls for non-recurring and complex transactions. We have also established an internal audit department to enhance internal controls and have engaged an independent advisory firm to assist us in assessing the design and effectiveness of our execution of internal controls in accordance with the compliance requirements under the Sarbanes-Oxley Act of 2002 and in improving our overall internal controls. As of December 31, 2020, based on an assessment performed by our management on the performance of the remediation measures described above, we determined that the material weakness previously identified in our internal control over financial reporting had been remediated. Additionally, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. Our independent registered public accounting firm has issued an attestation report included in our annual report on Form 20-F filed with the SEC for the fiscal year ended December 31, 2021, which has concluded that our internal control over financial reporting is effective as of December 31, 2021.
In preparation for the Listing, the Group has engaged an independent third party consultant (the “Internal Control Consultant”) to perform a review over selected areas of our internal controls over financial reporting for the period from January 2021 to December 2021 (the “Internal Control Review”). The Internal Control Review performed by the Internal Control Consultant constituted a Long Form Report engagement pursuant to the relevant technical bulletin in AATB1 issued by the Hong Kong Institute of Certified Public Accountants. The scope of the Internal Control Review performed by the Internal Control Consultant was agreed between us, the Joint Sponsors and the Internal Control Consultant. The selected areas of our internal controls over financial reporting that were reviewed by the Internal Control Consultant included entity level controls and business process level controls, including revenue and receivables, purchases and payables, inventory, tangible & intangible assets, treasury and investment, R&D and intellectual properties management, financial reporting, payroll, insurance, taxation and general controls of information technology. The Internal Control Consultant did not identify any material deficiencies in our internal control system and did not have any further recommendation as of April 2022.

BUSINESS

Legal and Compliance Risk Management
Our business is subject to regulation and supervision by national, provincial and local government authorities with regard to our business operations, which may be subject to changes. For further details on the applicable laws and regulations in relation to our business operations, see “Regulations” of the Listing Document. We have in place detailed internal procedures to ensure regulatory compliance. Our legal department and government relationship department are responsible for obtaining any requisite governmental pre-approvals or consent, including preparing and submitting all necessary documents for filing with relevant government authorities within the prescribed regulatory timelines and ensuring all necessary application, renewals or filings for trademark, copyright and patent registration have been timely made to the competent authorities.
Internal Control Risk Management
To ensure strict compliance of our business operations with applicable rules and regulations, we have designed and adopted a set of comprehensive internal control policies. We have also established an internal audit department to enhance internal controls and have engaged an independent advisory firm to assist us in assessing the design and effectiveness of our execution of internal controls and in improving our overall internal controls. We continually review our risk management policies and measures to ensure our policies and implementation are effective and sufficient.
Audit Committee Experience and Qualification and Board Oversight
We have established an audit committee to monitor the implementation of our risk management policies across our Company on an ongoing basis to ensure that our internal control system is effective in identifying, managing, and mitigating risks involved in our business operations. For more information about our audit committee, including the professional qualifications and experiences of its members, see “Directors and Senior Management — Corporate Governance.”

CONTRACTUAL ARRANGEMENTS

The following section sets forth updated and supplemental information concerning our contractual arrangements subsequent to our 2021 Form 20-F filed with the SEC on May 2, 2022, and is incorporated by reference into the registration statement on Form F-3 (File No. 333- 260181) filed with the SEC on October 12, 2021.

PRC LAWS AND REGULATIONS RELATING TO FOREIGN OWNERSHIP RESTRICTIONS
Foreign investment activities in the PRC are mainly governed by the Special Administrative Measures (Negative List) for the Access of Foreign Investment (《外商投資准入特別管理措施(負面清單)》) (the “Negative List”) and the Encouraged Industry Catalogue for Foreign Investment (《鼓勵外商投資產業目 錄》) (the “Encouraged Catalogue”), which were promulgated and are amended from time to time jointly by the Ministry of Commerce and the NDRC. The Negative List and the Encouraged Catalogue divide industries into three categories in terms of foreign investment, namely, “encouraged”, “restricted” and “prohibited.” Industries not listed under the Negative List and the Encouraged Catalogue are generally deemed as falling into a fourth category “permitted.” The currently effective Negative List is the 2021 Negative List (i.e. Special Administrative Measures for Foreign Investment Access (Negative List 2021) (《外商投資准入特別管理措施(負面清單)(2021年版)》), which became effective on January 1, 2022. See “Regulations — Regulations Related to Foreign Investment” for details.
Pursuant to the 2021 Negative List, within the scope of the telecommunications services that China has promised to open up in its accession to the WTO (the “VATS-opened-up”), foreign investors are restricted from holding more than 50% of the equity interest of enterprises operating such value-added telecommunications services (except for e-commerce, domestic multi-party communication, storage and forwarding and call center). Any value-added telecommunication services that are not included in the scope of China’s WTO commitments to open up to foreign investment, including the provision of internet data center services, internet access services, domestic internet protocol virtual private network services and content delivery network services ( collectively, the “VATS-not-opened-up”), are generally prohibited from foreign investment, except for certain allowed investment by qualified telecommunication service enterprise incorporated in Hong Kong or Macau in accordance with the Mainland and Hong Kong Closer Economic Partnership Arrangement or the Mainland and Macau Closer Economic Partnership Arrangement.
With a view to complying with the requirements under the Listing Decision LD43-3 to the extent practicable, we underwent reorganization of the holding structure of our onshore subsidiaries and Consolidated Affiliated Entities in preparation for the Listing. Please refer to “History, Development and Corporate Structure — Restructuring of Our Contractual Arrangements” for further details.
The Group primarily provides public cloud services and KC enterprise cloud services by offering its full suite of cloud products and solutions involving cloud computing, storage and delivery, through its Consolidated Affiliated Entities. The provision of these services by offering our cloud products and solutions to our customers involves various types of value-added telecommunications services, including internet data center services, internet access services, domestic internet protocol virtual private network services and content delivery network services, all of which fall with the scope of VATS-not-opened-up and require relevant telecommunication business operation licenses (the “VAT License(s)”). Kingsoft Cloud Information and nine other Consolidated Affiliated Entities currently hold or are in the process of applying for VAT Licenses for VATS-not-opened-up (the “Licensed Entities”). Zhuhai Kingsoft Cloud is the investment holding company of Kingsoft Cloud Network that holds VAT Licenses and holds the equity interest of three (3) Licensed Entities and six (6) Project Entities (defined below). As the Group gradually expands its business in cloud services provision, the Company is expected to procure Zhuhai Kingsoft Cloud applying for relevant prohibited licenses and/or restrictive licenses.
For the years ended December 31, 2019, 2020 and 2021, and the six months ended June 30, 2022, the revenue contribution related to VATS-not-opened-up accounted for approximately 98.07%, 94.17%, 84.30% and 63.99% of our Group’s total revenue, respectively.

CONTRACTUAL ARRANGEMENTS

Together with the aforesaid VATS-not-opened-up, the Group, through the Licensed Entities, also carries out certain VATS-opened-up such as short message services and electronic data interchange (EDI) services from time to time. Normally our full suite of cloud products and solutions offered to customers require us to hold VAT Licenses for both VATS-not-opened-up and VATS-opened-up, including in certain projects subject to tendering process, and thus VATS-opened-up constitute the Group’s inseparable and integrated mix of VATS-not-opened-up (collectively, the “Restricted Business”). For example, our customers may purchase the short message services from us together with the VATS-not-opened-up as a whole. For the years ended December 31, 2019, 2020 and 2021, and the six months ended June 30, 2022, the gross billings for the short message services accounted for approximately 0.03%, 0.79%, 1.57% and 1.07% of the Group’s total gross billings, respectively. The electronic data interchange (EDI) services are mainly provided by us to enable certain third parties to display their products or solutions through our e-commerce platform and further enable our clients to purchase such products from third parties via our website as necessary, and we usually do not charge our customers or third-parties for such services. Furthermore, Camelot Group’s services mainly include but not limited to, the design, coding, testing, adjustment of system or software, which do not require VATS Licenses or fall within any restricted or prohibited categories for foreign investment pursuant to the 2021 Negative List.
In addition, the Group is currently engaged by certain public sector customers, who are government units or state-owned enterprise, or their respective contractors under government directives (the “Public Project Customers”), for local “smart city” projects to enhance productivity and efficiency of telecommunication infrastructure of local counties, cities and/or provinces, through the incorporation of, among others, cloud computing and internet of things (IoT) technologies with on-premise deployment on local infrastructure (the “Smart City Projects”). The Public Project Customers of the Smart City Projects from time to time source from the Group certain services (e.g., equipment supply, project management and maintenance services) ancillary to the cloud services (the “Project and Ancillary Services” or “Unrestricted Business”, together with the Restricted Business, the “Relevant Businesses”) to be provided by the Consolidated Affiliated Entities as set out below (the “Project Entities”).
While the provision of Project and Ancillary Services do not require VAT Licenses, the Project Entities are included in the Contractual Arrangements as such services are inseparable from the supply of cloud services, which are subject to foreign investment restriction, given that the Project and Ancillary Services involve certain public data such that the Public Project Customers considered not suitable for involving entities with foreign ownership. As confirmed by the Public Project Customers, the Project and Ancillary Services must be provided by PRC domestic companies incorporated in local administrative district without foreign investment, either by (i) wholly owned subsidiary(ies) of the Licensed Entities holding the relevant VAT License, or (ii) a joint venture that is majority owned by such Licensed Entities directly or indirectly and minority owned by local partners designated by the Public Project Customers (the “Engagement Conditions”). To the best of the knowledge of the Directors, such conditions of engagement are widely common across public sector engagements. It is likely that the Group will no longer be able to (a) maintain the business relationship with the Public Project Customers and/or (b) enter into new business contracts with the Public Project Customers if the Project Entities were transferred out of the Contractual Arrangement, which will be highly detrimental to the Group’s business operations.
The revenue contribution of the Project Entities for the years ended December 31, 2019, 2020 and 2021, and the six months ended June 30, 2022, accounted for approximately nil, 0.08%, 1.29%, 0.47% of the Group, respectively, while the assets contribution of the Project Entities as at June 30, 2022 accounted for approximately 0.31% of those of the Group.
In order to adhere to the “narrowly tailored” principle under HKEX-LD43-3 to the extent practicable, the Company has undertaken to the Stock Exchange that, the Company will implement adequate safeguards and internal review procedures to (i) undertake new projects with new or existing Public Project Customers on terms that will enable the Group to provide the Project and Ancillary Services through WFOEs of the Group unless there are Engagement Conditions imposed by the Public Project Customers, and (ii) ensure that the Project and Ancillary Services (including any services related to such Project and Ancillary Services which are

CONTRACTUAL ARRANGEMENTS

provided by the Licensed Entities) that may be provided to new or existing Public Project Customers by entities within the Contractual Arrangements will not be material to the Group in terms of assets and revenue contribution after the Proposed Listing and in any event not exceeding 5% of the Group in annual revenue and total asset on an ongoing basis after the Listing.
Taking into account the inseparable nature of the Project and Ancillary Services and the material adverse impact from transferring the Project Entities out of the Contractual Arrangements, the immateriality of the Unrestricted Business conducted by the Project Entities, and the undertaking mentioned above, we are of the view that Contractual Arrangements for the Project Entities are narrowly tailored.
Requirements under the FITE Regulations
On December 11, 2001, the State Council promulgated the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (《外商投資電信企業管理規定》), which were most recently amended and took effect from May 1, 2022 (the “2022 FITE Regulations”). The 2022 FITE Regulations removed the qualification requirement on the primary foreign investor in a foreign invested value-added telecommunications enterprise for having a good track record and operational experience in the value-added telecommunications industry as stipulated in the previous version (the “Qualification Requirements”). The 2022 FITE Regulations were newly amended and currently lack clear, specific and updated guidance thereunder for foreign-invested enterprises to apply for the value-added telecommunication business operation license. It remains uncertain whether the PRC government authorities will further issue detailed implementation rules for the 2022 FITE Regulations and impose additional requirements for foreign investors that invest in a company providing value-added telecommunication services in China in practice. However, as advised by our PRC Legal Adviser, the removal of the Qualification Requirements by the 2022 FITE Regulations primarily relates to the VATS-opened-up, as the Qualification Requirements specified in the abovementioned regulations applied to the primary foreign investor investing in VATS-opened-up and thus were not applicable to VATS-not-opened-up. Therefore, the removal of the Qualification Requirements by the 2022 FITE Regulations is not significantly relevant to the structuring of the Company’s Contractual Arrangements.
In December 2022, the respective PRC legal advisers of the Company and the Joint Sponsors conducted a verbal consultation (the “Verbal Consultation”) with a director of the information and communication administration department (信息通信管理處) of Beijing Communications Administration (the “BCA”), which is responsible for, among others, the implementation of market opening policies and measures, supervising the implementation of behavioral norms and management policies for telecommunications and internet markets. During the Verbal Consultation, the officer of BCA confirmed that, as of the date of the interview, (i) foreign investment is generally not permitted in the types of value-added telecommunications business that do not fall within China’s commitment to the WTO to open up (VATS-not-opened-up), which include the internet data center services, internet access services, domestic internet protocol virtual private network services and content delivery network services, except that qualified telecommunication service providers incorporated in Hong Kong or Macau may hold up to 50% equity interest in such entities according to the Mainland and Hong Kong Closer Economic Partnership Arrangement or the Mainland and Macao Closer Economic Partnership Arrangement, respectively, and (ii) the removal of the Qualification Requirements by the 2022 FITE Regulations does not have any influence on the aforementioned foreign investment policy with respect to the VATS-not-opened-up. Our PRC Legal Adviser is of the view that (i) BCA is the competent authority to provide relevant confirmations during the interview; and (ii) the officer who attended the interview is of appropriate ranking to provide the confirmations on behalf of the BCA. Based on such confirmation, and considering that the removal of the Qualification Requirements by the 2022 FITE Regulations does not, fundamentally, change the fact that the Company engages a business that comprises an inseparable mix of business that falls within VATS-not-opened-up and VATS-opened-up that are required to be operated through Consolidated Affiliated Entities that are 100% held by domestic persons, the Directors and the PRC Legal Adviser believe that the removal of the Qualification Requirements by the 2022 FITE Regulations is not significantly relevant to the current structuring of the Company’s Contractual Arrangements.

CONTRACTUAL ARRANGEMENTS

Narrowly Tailored Contractual Arrangements
As the Group operates through Kingsoft Cloud Information and nine other Consolidated Affiliated Entities businesses within VATS-not-opened-up and VATS-opened-up as an inseparable and integrated mix of operations, and the PRC Legal Advisers have advised us that removal of the Qualification Requirements by the 2022 FITE Regulations primarily applies to the VATS-opened-up, we believe that the Contractual Arrangements are and, after the implementation of the 2022 FITE Regulations, remain to be narrowly tailored for the purpose of minimizing the potential conflict with relevant PRC laws and regulations and enabling the Group to combine the financial results of our Consolidated Affiliated Entities which engage in the operation of the Relevant Businesses.
We will make periodic inquiries with relevant PRC authorities to understand any new regulatory development and will unwind and terminate the Contractual Arrangements wholly or partially once our businesses are no longer restricted from foreign investment to the extent permissible under PRC Laws.
OUR CONTRACTUAL ARRANGEMENTS
Overview
The Consolidated Affiliated Entities were established under the PRC laws. As described above, investment in certain areas of the industries in which we currently operate and may operate are subject to restrictions under current PRC laws and regulations. After consultation with our PRC Legal Adviser, we determined that it was not viable for our Company to hold the Consolidated Affiliated Entities directly through equity ownership. Instead, we decided that, in line with common practice in the PRC for industries subject to foreign investment restrictions, we would gain effective control over, and receive substantially all the economic benefits generated by the businesses currently operated by our Consolidated Affiliated Entities through the Contractual Arrangements between the WFOEs, on the one hand, and our Consolidated Affiliated Entities and the Registered Shareholders, on the other hand.
In order to comply with the relevant PRC laws and regulations described above, while availing ourselves of international capital markets and maintaining effective control over all of our operations, our Company gained control over (i) Kingsoft Cloud Information and its subsidiaries by entering into a series of contractual arrangements through Yunxiang Zhisheng with Kingsoft Cloud Information and its registered shareholders; and (ii) Zhuhai Kingsoft Cloud and its subsidiaries by entering into a series of contractual arrangements through Beijing Kingsoft Cloud with Zhuhai Kingsoft Cloud and its registered shareholders. The Contractual Arrangements currently in effect were amended and restated, whereby the Company acquired effective control over the financial and operational policies of the Consolidated Affiliated Entities and have become entitled to substantially all the economic benefits derived from their operations. As a result, we do not directly own any controlling stake in our Consolidated Affiliated Entities.
Our Directors believe that the Contractual Arrangements are fair and reasonable because: (i) the Contractual Arrangements were freely negotiated and entered into between the WFOEs and our Consolidated Affiliated Entities on arm’s length basis; (ii) by entering into the exclusive consultation and technical service agreements with the WFOEs, being subsidiaries of our Company, our Consolidated Affiliated Entities will enjoy better economic and technical support from us, as well as a better market reputation after Listing; and (iii) a number of other companies in the same or similar industries in which we operate use similar arrangements to accomplish the same purpose. The Contractual Arrangements, through which we are able to exercise control over and derive the economic benefits from our Consolidated Affiliated Entities, have been narrowly tailored to achieve our business purpose and minimize the potential conflict with relevant PRC laws and regulations to the maximum extent.
The revenue contribution of the Consolidated Affiliated Entities to our Group, taking into account all of their businesses with or without foreign investment restrictions under PRC laws, amounted to RMB3,882.4 million, RMB6,377.2 million, RMB7,972.1 million and RMB2,630.4 million (US$392.7 million),

CONTRACTUAL ARRANGEMENTS

representing 98.1%, 97.0%, 88.0% and 64.5% of the total revenue of our Group for the years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2022, respectively.
Contractual Arrangements
The following simplified diagram illustrates the flow of economic benefits from our Consolidated Affiliated Entities to our Group under the Contractual Arrangements:

Notes:
(1)
The WFOEs refer to Beijing Kingsoft Cloud and Yunxiang Zhisheng.

(2)
The VIEs refer to Zhuhai Kingsoft Cloud and Kingsoft Cloud Information. Each of Nanjing Qianyi, Kingsoft Cloud Tianjin and Shanghai Jinxun Ruibo is a subsidiary of Kingsoft Cloud Network, which is wholly owned by Zhuhai Kingsoft Cloud. Each of Chibi Kingsoft Cloud Network Technology Co., Ltd.* (赤壁金山雲網絡技術有限公司), one of the Project Entities, and Shenzhen Yunfan is a subsidiary of Wuhan Kingsoft Cloud, which is indirectly wholly owned by Kingsoft Cloud Information through Beijing Jinxun Ruibo. Each of the remaining Project Entities, including Rizhao Kingsoft Cloud Network Technology Co., Ltd.* (日照金山雲網絡技術有限公司), Kingsoft Cloud Network Technology (Jiangsu) Co., Ltd.* (金山雲網絡技術(江蘇)有限公司), Kingsoft Cloud (Qingyang) Data Information Technology Co., Ltd*. (金山雲(慶陽)數據信息科技有限公司), Kingsoft Cloud Intelligent City Technology (Guizhou) Co., Ltd.* (金山雲智慧城市科技(貴州)有限公司) and Kingsoft Cloud Perception City Technology (Anhui) Co., Ltd.* (金山雲感知城市科技(安徽)有限公司) and its subsidiary Changjiang Digital Technology (Anhui) Co., Ltd.* (長江數字科技(安徽)有限公司), is a subsidiary of Kingsoft Cloud Network, which is wholly owned by Zhuhai Kingsoft Cloud.

(3)
Zhuhai Kingsoft Cloud is held as to 79.60% and 20.40% by Beijing Digital Entertainment and Ms. Qiu Weiqin, respectively, as registered shareholders. Beijing Digital Entertainment is a wholly-owned subsidiary of Kingsoft Corporation, our controlling shareholder under the definition of the Listing Rules, and Ms. Qiu Weiqin is a former senior management member of Kingsoft Corporation. Kingsoft Cloud Information is held as to 80% and 20% by Ms. Qiu Weiqin and Mr. Zou Tao, our executive Director and acting CEO, respectively, as registered shareholders.

(4)
“         ” denotes direct legal and beneficial ownership in the equity interest.

(5)
“         ” denotes contractual relationship.

(6)
“         ” denotes the control by WFOEs over the registered shareholders and our Consolidated Affiliated Entities through (i) powers of attorney to exercise all shareholders’ rights in the Consolidated Affiliated Entities; (ii) exclusive call options to acquire all or part of the equity interests and/or assets in the Consolidated Affiliated Entities; and (iii) equity interest pledges over the equity interests in the Consolidated Affiliated Entities.

Circumstances under which we will unwind the Contractual Arrangements
We will directly hold the maximum percentage of ownership interests permissible under relevant PRC laws and regulations if the relevant government authority grants relevant value-added telecommunication business operation license to Sino-foreign equity joint ventures or wholly-owned foreign investment entities in practice under relevant PRC laws and regulations.
Dispute Resolution
Each of the agreements under the Contractual Arrangements contains a dispute resolution provision. Pursuant to such provision, in the event of any dispute with respect to the construction and performance of

CONTRACTUAL ARRANGEMENTS

these agreements, either party may submit the relevant dispute to the China International Economic and Trade Arbitration Commission for arbitration, in accordance with its arbitration rules. The arbitration shall be conducted in Beijing. The arbitration award shall be final and binding on the parties. Subject to the provisions of the PRC laws, the arbitrator may impose restrictions on and/or dispose of our Consolidated Affiliated Entities’ equity interests or land and other assets (such as for award of remedies), grant injunction (such as for the conduct of business or compelling the transfer of assets), or grant other interim relief, or order winding up of our Consolidated Affiliated Entities through arbitration. Subject to the provisions of the PRC laws, pending the formation of the arbitration tribunal or in appropriate cases, the courts with jurisdiction (including the courts in Hong Kong, the place of incorporation of the Company, the place of incorporation of the Consolidated Affiliated Entities, and the place where the principal assets of the WFOE or our Consolidated Affiliated Entities is located) shall have the right to grant interim relief in support of the arbitration. After the arbitration award takes effect, any party shall have the right to apply to the said courts with jurisdiction for enforcement of the arbitration award.
However, our PRC Legal Adviser has advised that the above provisions may not be enforceable under the PRC laws. For instance, the arbitral tribunal would not to grant such injunctive relief, nor will it be able to order the winding up of our Consolidated Affiliated Entities pursuant to the current PRC laws. In addition, interim remedies or enforcement order granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in the PRC.
As a result of the above, in the event that our Consolidated Affiliated Entities or the registered shareholders breach any of the Contractual Arrangements, we may not be able to obtain sufficient remedies in a timely manner, and our ability to exert effective control over our Consolidated Affiliated Entities and conduct our business could be materially and adversely affected. See the paragraph headed “Risk Factors — Risks Relating to Our Corporate Structure and the Contractual Arrangements” for further details.
Succession
The provisions set out in the Contractual Arrangements are also binding on the successors of the Registered Shareholders. Under the Civil Code of the PRC (《中華人民共和國民法典》), for individual Registered Shareholders, the statutory successors include the spouse, children, parents, brothers, sisters, paternal grandparents and the maternal grandparents and any breach by the successors would be deemed to be a breach of the Contractual Arrangements. In case of a breach, the WFOE can enforce its rights against the successors. Pursuant to the Contractual Arrangements, the relevant agreements shall be binding on and shall inure to the interest of the respective successors of the Registered Shareholder. Where there are circumstances that may affect the Registered Shareholders’ exercise of their rights as a shareholder of our Consolidated Affiliated Entity (including but not limited to death, incapacity, marriage, divorce, bankruptcy), any successors of the Registered Shareholder shall cooperate with other parties to make all arrangements deemed necessary so that the performance of the agreements will not be hindered.
Pursuant to the Powers of Attorney, the registered shareholders undertook that, in the event of death, incapacity, marriage, divorce, bankruptcy or other circumstances that may affect the Registered Shareholders’ exercise of shareholding in our Consolidated Affiliated Entity, the registered shareholders will ensure that their heirs or transferees of shareholdings in our Consolidated Affiliated Entity will issue the same power of attorney as the Power Attorney before he/she can inherit/undertake all the Registered Shareholders’ rights and obligations under the Power of Attorney.
Loss Sharing
Under the relevant PRC laws and regulations, none of our Company and the WFOE is legally required to share the losses of, or provide financial support to, our Consolidated Affiliated Entity. Further, our Consolidated Affiliated Entity is a limited liability company and shall be solely liable for its own debts and losses with assets and properties owned by it. Despite the foregoing, the WFOE may provide to or assist our Consolidated Affiliated Entity in obtaining financial support when deemed necessary to ensure that our Consolidated Affiliated Entity meets the requirement of cash flow in daily operation and/or offset any losses

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incurred in the process of its operation. In addition, given that our Group conducts a portion of its business operations in the PRC through our Consolidated Affiliated Entity, which hold the requisite the PRC operational licenses and approvals, and that its financial position and results of operations are consolidated into our Group’s financial statements under the applicable accounting principles, our Company’s business, financial position and results of operations would be adversely affected if our Consolidated Affiliated Entity suffer losses. However, as provided in the Exclusive Purchase Option Agreements, without the prior written consent of the WFOE, our Consolidated Affiliated Entity shall not, among others: (i) sell, transfer, mortgage, or dispose of legal or beneficial interest in any material assets, business or revenues of our Consolidated Affiliated Entity except for those conducted in the ordinary course of business; (ii) provide any person with any loans, incur any borrowings, provide guarantees or any other forms of security, or undertake any material obligations outside of normal business activities; (iii) merge, consolidate with, acquire, or invest in any person; (iv) declare or distribute any dividends to its shareholders; (v) enter into or terminate any material contract or conclude any other agreement in conflict with any existing material contracts, except for those entered into during the ordinary course of business. Therefore, due to the relevant restrictive provisions in the agreements, the potential adverse effect on the WFOE and our Company in the event of any loss suffered from our Consolidated Affiliated Entity can be limited to a certain extent.
Liquidation
Pursuant to the Equity Pledge Agreements, in the event that our Consolidated Affiliated Entity is required by PRC law or upon the written consent by the WFOE to be liquidated or dissolved, any interest distributed to the registered shareholders upon our Consolidated Affiliated Entity’s dissolution or liquidation shall, upon the request of the WFOE, be (i) deposited into an account designated and supervised by the WFOE and used to secure the obligations under the Contractual Arrangements; or (ii) unconditionally donated to the WFOE or any other person designated by the WFOE to the extent permitted under applicable PRC laws.
Insurance
Our Company does not maintain an insurance policy to cover the risks relating to the Contractual Arrangements.
Our confirmation
Our Directors confirm that, as of the Latest Practicable Date, we had not encountered any interference or encumbrance from any PRC governing bodies in operating its businesses through our Consolidated Affiliated Entity under the Contractual Arrangements.
LEGALITY OF THE CONTRACTUAL ARRANGEMENTS
Based on the above, we believe that the Contractual Arrangements are narrowly tailored to minimize the potential conflict with relevant PRC laws and regulations. Our PRC Legal Adviser has also advised that, as of the Latest Practicable Date:
(i)
each of the WFOEs and our VIEs is a duly incorporated and validly existing company and their respective establishment is valid, effective and complies with the relevant PRC laws;

(ii)
parties to each of the agreements are entitled to execute the agreements and perform their respective obligations thereunder;

(iii)
the Contractual Arrangements would not fall within the circumstances as stipulated in the PRC Civil Code which will lead the arrangements as invalid act under the PRC Civil Code;

(iv)
none of the agreement under the Contractual Arrangements violates any provisions of the respective articles of association of our VIEs or our WFOEs;

(v)
the Contractual Arrangements do not require any approvals from the PRC governmental authorities, except that:

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(a)
the exercise of the option by our WFOEs of its rights under the exclusive purchase option agreements to acquire all or part of the equity interests in our VIEs is subject to the approvals of and/or registrations with the PRC regulatory authorities;

(b)
the equity pledges contemplated under the equity pledge agreements are subject to the registration with the relevant local branch of SAMR;

(c)
the arbitration awards/interim remedies provided under the dispute resolution provision of the Contractual Arrangements shall be recognized by the PRC courts before compulsory enforcement; and

(vi)
Each of the agreements under the Contractual Arrangements is valid, legal and binding under the PRC laws, except that the Contractual Arrangements provide that the arbitral body may award interim remedies over the shares and/or assets of our VIEs, injunctive relief (e.g., for the conduct of business or to compel the transfer of assets) and/or order the winding up of our VIEs, and that courts of Hong Kong, the Cayman Islands (being the place of incorporation of the Company) and the PRC (being the place of incorporation of our VIEs) also have jurisdiction for the grant and/or enforcement of arbitral award and interim remedies against the shares and/or assets of our VIEs, while under PRC laws, an arbitral body has no power to grant injunctive relief and may not directly issue a provisional or final liquidation order for the purpose of protecting assets of or equity interests in our VIEs in case of disputes. In addition, interim remedies or enforcement orders granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in China.

Our PRC Legal Adviser also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations and accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to or otherwise different from the above opinion.
Based on the above analysis and advice from our PRC Legal Adviser, the Directors are of the view that the adoption of the Contractual Arrangements is unlikely to be deemed ineffective or invalid under the applicable PRC laws and regulations. See the section headed “Risk Factors — Risks Relating to Our Corporate Structure and the Contractual Arrangements.”
ACCOUNTING ASPECTS OF THE CONTRACTUAL ARRANGEMENTS
Our Directors consider that the Company can consolidate the financial results of our Consolidated Affiliated Entities into the Group’s financial information as if they were the Company’s subsidiaries. Our independent registered public accounting firm, has issued an unqualified opinion on the Group’s consolidated financial information as of and for the three years ended December 31, 2019, 2020 and 2021 set out in the financial statements in our annual report on Form 20-F for the fiscal year of 2021.
COMPLIANCE WITH THE CONTRACTUAL ARRANGEMENTS
The Group has adopted the following measures to ensure the effective operation of the Group with the implementation of the Contractual Arrangements and our compliance with the Contractual Arrangements:
(i)
major issues arising from the implementation and compliance with the Contractual Arrangements or any regulatory inquiries from government authorities will be submitted to the Board, if necessary, for review and discussion on an occurrence basis;

(ii)
the Board will review the overall performance of and compliance with the Contractual Arrangements at least once a year;

(iii)
the Company will disclose the overall performance of and compliance with the Contractual Arrangements in our annual reports after the Listing;

CONTRACTUAL ARRANGEMENTS

(iv)
the Company will engage external legal advisers or other professional advisers, if necessary, to assist the Board to review the implementation of the Contractual Arrangements, review the legal compliance of the WFOEs and our Consolidated Affiliated Entities to deal with specific issues or matters arising from the Contractual Arrangements;

(v)
since the Contractual Arrangements will constitute continuing connected transactions of our Group following the completion of the Introduction, our Company has applied to the Stock Exchange, and the Stock Exchange has granted a waiver, details of which are set out in the section headed “Connected Transactions”. Our Company will comply with the conditions prescribed by the Stock Exchange under the waiver given; and

(vi)
our Group will adjust or unwind (as the case may be) the Contractual Arrangements as soon as practicable to hold the maximum percentage of ownership interests permissible under relevant PRC laws and regulations if the relevant government authority grants the relevant value-added telecommunication business operation license to Sino-foreign equity joint ventures or wholly-owned foreign investment entities in practice under relevant PRC laws and regulations.

DEVELOPMENT IN PRC LEGISLATION ON FOREIGN INVESTMENT
Background of the Foreign Investment Law
On March 15, 2019, the National People’s Congress approved the Foreign Investment Law which became effective on January 1, 2020. On December 26, 2019, the State Council promulgated the Regulations on the Implementation of the Foreign Investment Law, which came into effect on January 1, 2020. The Foreign Investment Law replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Ventures Enterprise Law and the Wholly Foreign-Invested Enterprises Law to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates certain forms of foreign investment, but does not explicitly stipulate contractual arrangements as a form of foreign investment. The Implementation Regulations on the Foreign Investment Law are also silent on whether foreign investment includes contractual arrangements.
Impact and consequences of the Foreign Investment Law
Conducting operations through contractual arrangements has been adopted by many PRC-based companies, including the Group. We use the Contractual Arrangements to establish control of our Consolidated Affiliated Entities, by the WFOEs, through which we operate the Relevant Business in the PRC. As advised by our PRC Legal Adviser, the Foreign Investment Law, as it is interpreted and implemented as of the date of the Listing Document, does not have a material adverse impact on our Contractual Arrangements, including their legality and validity, for which, see “Contractual Arrangements — Legality of the Contractual Arrangements.”
Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors invest in China through any other methods under laws, administrative regulations or provisions prescribed by the State Council” without elaboration on the meaning of “other methods.” There are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it will be uncertain whether the Contractual Arrangements will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned Contractual Arrangements will be handled. Therefore, there is no guarantee that the Contractual Arrangements and the business of our Consolidated Affiliated Entities will not be materially and adversely affected in the future due to changes in PRC laws and regulations. See “Risk Factors — Risks Relating to Our Corporate Structure and the Contractual Arrangements.”

FINANCIAL INFORMATION

The following section sets forth supplemental financial information for the years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2021 and 2022, other financial information relating to our acquired business Camelot, and certain new disclosures made in connection with the Proposed Listing. The following section is incorporated by reference into the registration statement on Form F-3 (File No. 333-260181) filed with the SEC on October 12, 2021.

OVERVIEW
We are the fourth largest cloud service provider in China in terms of total revenues with a market share of 3.1% in 2021. Market shares of the top two players in terms of total revenues were 24.7% and 11.1% in 2021. We offer various cloud services to customers in strategically selected verticals. With extensive cloud infrastructure, advanced cloud-native products based on our vigorous cloud technology R&D capabilities, industry-specific solutions and end-to-end fulfillment and deployment for customers, we achieved business and financial growth, with a revenue growth CAGR of 51.3% from 2019 to 2021, outpacing the broader industry growth CAGR of 36.4% for China’s cloud service market during the same period.
We have established our market presence by addressing customers’ comprehensive needs. We provide various advanced cloud products primarily consisted of unified IaaS infrastructure and, to a lesser extent, PaaS middleware and SaaS applications which support a wide range of use cases that enable our customers’ diverse business objectives. The majority of our revenues are derived from IaaS and, to a lesser extent, from PaaS middleware and SaaS applications. Specifically, substantially all of our gross billings for public cloud services are generated from IaaS products, while gross billings from PaaS products, which are categorized under cloud computing products, accounted for no more than 5% of our total gross billings for public cloud services in each year/period during the Track Record Period; additionally, our enterprise cloud services primarily consisted of IaaS products, and to a lesser extent, PaaS middleware and SaaS applications. We also offer our solutions in a holistic approach by merging our cloud solutions with dedicated customer services. Our end-to-end customer services cover planning, solution development, fulfillment and deployment, as well as ongoing maintenance and upgrade. The entire process is primarily executed by our in-house professionals, with strict adherence to high standards and full accountability.
We have strategically expanded our footprints into selected verticals and have established a strong market presence in each selected vertical through efficient execution. As we continue to complete featured projects with vertical leaders, we have accumulated proprietary industry know-how and formed in-depth view of each selected vertical, which enables us to provide high-quality industry-specific cloud solutions. We have also aligned our research and development efforts with our business focuses, which enables us to act swiftly and develop new product modules and features that are specifically tailored to address a growing number of business needs faced by our customers.
We implement a premium customer strategy, focusing on covering leading enterprises in selected verticals to establish market presence efficiently, with a customer-centric service philosophy. We have amassed a large and solid Premium Customer base with increasing spending. In 2019, 2020 and 2021, we had a total of 243, 322 and 597 Premium Customers, respectively. For the same periods, our net dollar retention rate of Public Cloud Service Premium Customers was 155%, 146% and 114%, respectively.
Our revenue increased by 66.2% from RMB3,956.4 million in 2019 to RMB6,577.3 million in 2020, and further increased by 37.8% to RMB9,060.8 million (US$1,421.8 million) in 2021, and from RMB3,987.2 million for the six months ended June 30, 2021 to RMB4,080.3 million (US$609.2 million) for the six months ended June 30, 2022.
KEY OPERATING METRICS
We adopt a premium customer strategy, focusing on leading enterprises in selected verticals to establish market presence efficiently. Our total revenues generated from Premium Customers amounted to RMB3,853.3 million, RMB6,449.2 million, RMB8,896.1 million (US$1,396.0 million), RMB3,929.9 million

FINANCIAL INFORMATION

and RMB4,015.0 million in 2019, 2020, 2021, the six months ended June 30, 2021 and the six months ended June 30, 2022, respectively, accounting for 97.4%, 98.1%, 98.2%, 98.6% and 98.4% of our total revenues in the same years, respectively. Specifically, our total revenues generated from Public Cloud Service Premium Customers amounted to RMB3,358.5 million, RMB5,045.4 million and RMB6,043.8 million (US$948.4 million) in 2019, 2020 and 2021, respectively, accounting for 97.1%, 97.6% and 98.1% of our total public cloud service revenues in the same years, respectively. Our total revenues generated from Enterprise Cloud Service Premium Customers amounted to RMB481.0 million, RMB1,366.9 million and RMB2,846.2 million (US$446.6 million) in 2019, 2020 and 2021, respectively, accounting for 98.9%, 99.6% and 98.2% of our total enterprise cloud service revenues in the same years, respectively. Moreover, prior to our acquisition of Camelot Group, Camelot Group’s revenues generated from Premium Customers for the period from January 1 to September 3, 2021 amounted to RMB1,247.5 million. Therefore, we believe that a number of key operating metrics in relation to our Premium Customers, instead of total customers, as presented in the table below, are more important and meaningful evaluate our business and measure our performance. We believe that these metrics are indicative of our overall business and performance. The calculation of the key metrics and other measures discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.
	For the Year Ended December 31,			For the Six Months Ended June 30,
	2019	2020	2021	2021	2022
Public Cloud Services
Number of Public Cloud Service Premium Customers	175	191	222	210	196
– Including:
New customers acquired in the year/period	63	35	50	31	20
Existing customers	112	156	172	179	176
Net dollar retention rate of Public Cloud Service Premium Customers(1)	155%	146%	114%	110%(5)	88%(5)
Average revenues per Public Cloud Service Premium Customers (RMB in million)(3)	19.2	26.4	27.3	13.8(4)	13.4(4)
Enterprise Cloud Services
Number of Enterprise Cloud Service Premium Customers	67	124	382	76	295
– Including:
New customers acquired in the year/period	57	104	335	58	255
Existing customers	10	20	47	18	40
Average revenues per Enterprise Cloud Services Premium Customers (RMB in million)(3)	7.2	11.0	10.7	13.7(4)(6)	4.7(4)(6)
Total
Number of Premium Customers(2)	243	322	597	288	488
– Including:
New customers acquired in the year/period	123	146	383	84	279
Existing customers	120	176	214	204	209
Average revenues per Premium Customer (RMB in million)(3)	15.9	20.0	17.0	13.6(4)(6)	8.2(4)(6)
Number of customers	4,244	3,864	7,951	6,738	4,091
– Including:
New customers acquired in the year/period	N/A(5)	2,256	5,519	N/A(4)	1,707
Existing customers	N/A(5)	1,608	2,432	N/A(4)	2,384

FINANCIAL INFORMATION

Notes:
(1)
Net dollar retention rate of Public Cloud Service Premium Customers is calculated by dividing the revenues from our Public Cloud Service Premium Customers, who were also our Public Cloud Service Premium Customers in the previous year, in the indicated period by the revenues from all of our Public Cloud Service Premium Customers in the previous corresponding period.

(2)
The number of Premium Customers for the year ended December 31, 2021 includes customers of Camelot Group and Shenzhen Yunfan with revenue of over RMB700,000 for the same year. The Premium Customers for the six months ended June 30, 2021 and 2022 refer to customers with revenue of RMB350,000 for the respective period. Premium Customers are determined based on the total revenues from customers, while Public Cloud Premium Customers and Enterprise Cloud Premium Customers are determined based on the revenues from public cloud services and enterprise cloud services, respectively.

(3)
Due to the acquisition of Camelot Group in 2021, average revenues per Premium Customer for 2021 is calculated by dividing (i) the sum of (x) consolidated revenues of our Group generated from Premium Customers in 2021 and (y) revenues generated from Premium Customers of Camelot Group for the period from January 1 to September 3, 2021, by (ii) the number of Premium Customers for 2021.

(4)
The average revenues per Premium Customer for an interim period are not annualized. The average revenues per Premium Customer for a given half year are calculated by dividing the historical revenues for the given half year from Premium Customers by the number of Premium Customers for the same period.

(5)
Net dollar retention rate of Public Cloud Service Premium Customers decreased from 110% for the six months ended June 30, 2021 to 88% for the six months ended June 30, 2022, mainly due to the weaker demand by major customers in the internet sector in the second half of 2021 and our proactive scale-down of CDN products.

(6)
Our average revenues per Premium Customer decreased from RMB13.6 million in the six months ended June 30, 2021 to RMB8.2 million in the six months ended June 30, 2022, mainly due to the decrease in average revenues per Enterprise Cloud Service Premium Customer from RMB13.7 million to RMB4.7 million for the same periods, respectively. Such decrease was mainly due to (i) the dilution from our acquisition of Camelot Group, whose average revenues per Enterprise Cloud Service Premium Customer was RMB4.4 million in the first half of 2022, and (ii) our more stringent selection of projects with a focus on profitability over volume, as well as considering potential customers’ credibility, financial and liquidity condition.

In 2019, 2020, 2021, the six months ended June 30, 2021 and the six months ended June 30, 2022, we had a total of 243, 322, 597, 288 and 488 Premium Customers, and our net dollar retention rate of Public Cloud Service Premium Customers was 155%, 146%, 114%, 110% and 88%, respectively. A net dollar retention rate above 100% reflects that we have generated increased revenue from the relevant customers retained over such periods. The decrease in net dollar retention rate of Public Cloud Service Premium Customers from 2020 to 2021, and that from the six months ended June 30, 2021 to the six months ended June 30, 2022, was mainly due to the weaker demand by major customers in the internet sector in the second half of 2021 as discussed above and our proactive scale-down of CDN products. Our average revenues per Premium Customer decreased from RMB20.0 million in 2020 to RMB17.0 million in 2021, mainly due to the slight decrease in average revenues per Enterprise Cloud Service Premium Customer from RMB11.0 million in 2020 to RMB10.7 million in 2021. Such decrease was mainly due to the dilution from our acquisition of Camelot Group, whose average revenues per Enterprise Cloud Service Premium Customer was relatively lower, being RMB7.7 million in 2021. Our average revenues per Premium Customer decreased from RMB13.6 million in the six months ended June 30, 2021 to RMB8.2 million in the six months ended June 30, 2022, mainly due to the decrease in average revenues per Enterprise Cloud Service Premium Customer from RMB13.7 million to RMB4.7 million for the same periods, respectively. Such decrease was mainly due to (i) the aforementioned dilution from our acquisition of Camelot Group, whose average revenues per Enterprise Cloud Service Premium Customer was RMB4.4 million in the first half of 2022, and (ii) our more stringent selection of projects with a focus on profitability over volume, as well as considering potential customers’ credibility, financial and liquidity condition.
IMPACT OF COVID-19
On March 11, 2020, the World Health Organization declared the global COVID-19 outbreak a pandemic. Since then, there continues to be significant uncertainties associated with the COVID-19 pandemic, including with respect to the spread and mutation of the virus, the severity of the disease, the possibility of successive waves of outbreaks, actions taken by government authorities, and the scope and length of the resulting economic disruption, among others.

FINANCIAL INFORMATION

These uncertainties may have impacts to our financial performance, to the extent it affects the general economic status, our customers, suppliers, other business partners, and our own operations. However, as a result of the balance of our businesses with exposure to different verticals and revenue models, such impacts are mixed in direction. On one hand, the pandemic has gradually propelled cloud adoption as: (i) with restrictive measures imposed on transportation in response to the pandemic, people increasingly leverage the internet to fulfill daily activities from work, shopping, education to entertainment, which are increasingly supported by cloud infrastructure; (ii) the healthcare industry in China increasingly tap into cloud technology to meet the challenges of public health events; and (iii) enterprises and organizations experiencing business or operation fluctuations in the pandemic may consider cloud services to obtain better agility and cost control in the mid-to-long run. As a result, our public cloud services have experienced rapid revenue growth from 2019 to 2021, with a year-on-year growth rate of 49.4% from 2019 to 2020 and 19.2%, from 2020 to 2021. To embrace these opportunities and mitigate the pandemic’s adverse impact to our business, we have been continuously perfecting our scalable core technologies and products and investing into our solutions of selected verticals, especially in healthcare, financial services and public services, and we expect to bear fruit in the enormous digitalization market in the long run.
On the other hand, (i) travel restriction measures adopted by government authorities may limit our ability to provide on-site services to customers, and negatively affected project bidding process and deployment completion, and (ii) businesses negatively impacted by the pandemic may cut their procurement budget, including cloud budget.
Furthermore, our business and the cloud service market in China in general were negatively impacted in 2022 by the resurgence of COVID-19 and the related measures. The market size of cloud service in China experienced a decrease from RMB152.6 billion for the first half of 2021 to 150.4 billion for the first half of 2022. As a result, our results of operations were negatively affected by the COVID-19, which is evidenced by the decrease in our revenue from Kingsoft Cloud enterprise cloud services, from RMB1,042.2 million in the six months ended June 30, 2021 to RMB271.7 million (US$40.6 million) for the six months ended June 30, 2022. Partially due to the impact of COVID-19, our enterprise cloud service customers (excluding the consolidation of Camelot Group’s customers) were 62 for the six months ended June 30, 2022, compared with 76 for the six months ended June 30, 2021. Additionally, the Company’s project execution was negatively affected as, among others, (i) we were not able to provide onsite services for some of our projects due to the travel restrictions, which can disrupt the project delivery plans, and (ii) our customers’ attention, especially that of our digital health projects including various public service departments and healthcare institutions, was significantly distracted by the resurgence of COVID-19 from time to time, and thus they were not able to cooperate with project execution and acceptance as planned. In response to COVID-19, we have been normalizing the epidemic prevention and control measures in our operations. To deal with difficulties encountered in daily operations and project execution, we have been optimizing the remote collaboration mechanism, increasing the localized deployment efforts to lessen our reliance on travel, and adjusting work plans flexibly to cope with uncertainties in project execution and customers’ schedule, among others. We also closely monitor the development of COVID-19 outbreaks across the country, as well as the scope and length of the resulting economic disruption.
The recent trend of easing policies may have a positive impact on our business operations, but the extent of the impact of the COVID-19 pandemic on our operational and financial performance, including our ability to execute our business strategies and initiatives, will depend on future developments, including, but not limited to, the duration and spread of the pandemic, its severity, any resurgence of COVID-19, such as the resurgence of COVID-19 in China in 2022, the actions to contain the disease or treat its impact, related restrictions on travel, and the duration, timing and severity of the impact on customer spending, including any recession resulting from the pandemic, all of which are uncertain and cannot be predicted. See “Risk Factors — Risks Relating to Our Business and Industry — Our business is subject to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, and to interruption by man-made problems such as power disruptions, computer viruses, data security breaches or terrorism.”

FINANCIAL INFORMATION

OUR ACQUISITION OF CAMELOT GROUP
We completed the acquisition of Camelot Group in September 2021, and its results of operations have been consolidated into ours since then. Our statement of comprehensive loss from the year ended December 31, 2021 consolidates the results of Camelot Group since September 2021.
Camelot Group offers comprehensive and digitalized solutions such as teller and branch systems, anti-money laundering and fraud prevention software to the financial services industry. For further details of the financial service cloud solutions offered by Camelot Group, please refer to the paragraph headed “Business — Our Products and Solutions — Industry-Specific Solutions — Financial Service Cloud Solutions.” By acquiring and integrating with Camelot Group, we expect to benefit from its (i) core senior management’s rich experience; (ii) large customer base and long-standing client relationships to cross-sell our products and solutions; (iii) deep vertical know-how for developing industry solutions; and (iv) nationwide fulfillment centers across major cities in China for project deployment with lower costs with enhanced efficiency and increased customer stickiness.
In 2021 (after our acquisition of Camelot Group) and the six months ended June 30, 2022, (i) revenues generated by Camelot Group amounted to RMB818.5 million and RMB1,137.4 million, respectively; (ii) gross profit generated by Camelot Group amounted to RMB170.5 million and RMB169.7 million, respectively; (iii) gross profit margin of Camelot Group was 20.8% and 14.9% respectively; (iv) net profit generated by Camelot Group amounted to RMB55.0 million and RMB1.6 million, respectively; and (v) net profit margin of Camelot Group was 6.7% and 0.1%, respectively. The decrease of Camelot Group’s gross profit margins in 2021 and 2022 was mainly due to the weak economic condition and decreased demand from customers. Camelot Group mainly provides enterprise digital services, including but not limited to, the design, coding, testing, adjustment of system or software. The aforesaid business and operation of Camelot Group was affected due to softened economic condition driven by COVID-19 resurgence and its strict lock-down measures, especially in 2022. For example, operations of companies within real estate and internet industries were negatively impacted by these factors and these companies reduced their IT budget and purchases accordingly. Additionally, costs for Camelot Group is primarily compensation for software and application developers, which tends to be sticky and cannot be adjusted promptly with change of revenue, thus leading to relatively lower gross margin than previous years. The decrease of net profit margin was primarily attributable to the decrease of gross profit margin.
The below table sets forth details of contribution from Camelot Group’s financial results to the Group’s financial performance for the year/period indicated.
	For the Year Ended December 31, 2021			For the Six Months Ended June 30, 2022
	Group	Camelot Group’s financial results	Camelot Group’s financial results as % of the Group	Group	Camelot Group’s financial results	Camelot Group’s financial results as % of the Group
	(RMB in thousands, except for percentages)
				(unaudited)
Total revenues	9,060,784	818,528	9.0%	4,080,307	1,137,370	27.9%
Cost of revenues	(8,709,496)	(648,000)	7.4%	(3,935,145)	(967,623)	24.6%
Gross profit	351,288	170,528	48.5%	145,162	169,747	116.9%
Selling and marketing expenses	(518,167)	(22,492)	4.3%	(290,615)	(22,851)	7.9%
General and administrative expenses	(601,702)	(52,830)	8.8%	(471,836)	(94,245)	20.0%
Research and development expenses	(1,043,811)	(27,204)	2.6%	(467,579)	(18,722)	4.0%
Operating (loss)/profit	(1,812,392)	68,002	(3.8)%	(1,084,868)	33,929	(3.1)%
Net (loss)/profit	(1,591,756)	54,964	(3.5)%	(1,365,284)	1,597	(0.1)%

FINANCIAL INFORMATION

To comply with the requirements of Rule 4.05A of the Listing Rules, as well as to present material information necessary for investors to assess the impact of the acquisition of Camelot Group on our Group, the Listing Document includes (i) audited historical financial information of Camelot Group for the years ended December 31, 2019, 2020 and for the period from January 1, 2021 to September 3, 2021 (see Exhibit 99.3 entitled “Camelot Employee Scheme INC Audited Consolidated Financial Statements” to the Form 6K dated December 23, 2022); and (ii) a discussion and analysis of the historical financial information of Camelot Group for the years ended December 31, 2019 and 2020 and the period ended September 3, 2021 (see “— Financial Information of Camelot Group”).
DESCRIPTION OF KEY COMPONENTS OF CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
The table below sets forth our consolidated statements of loss for the periods indicated derived from the financial statements in our annual report on Form 20-F for the fiscal year of 2021 and Exhibit 99.1 entitled ‘‘Kingsoft Cloud Holdings Limited Unaudited Interim Condensed Consolidated Financial Statements’’ to the Form 6-K dated December 23, 2022:
	For the Year Ended December 31,							For the Six Months Ended June 30,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)		(unaudited)
	(in thousands, except for percentages)
Selected Consolidated Statements of Operation:
Revenues
Public cloud services	3,458,843	87.4	5,166,851	78.5	6,159,085	966,495	68.0	2,942,610	73.8	2,669,951	398,613	65.5
Enterprise cloud services	486,308	12.3	1,372,689	20.9	2,897,817	454,731	32.0	1,042,177	26.1	1,409,083	210,371	34.5
Others	11,202	0.3	37,767	0.6	3,882	609	0.0	2,432	0.1	1,273	190	0.0
Total revenues	3,956,353	100.0	6,577,307	100.0	9,060,784	1,421,835	100.0	3,987,219	100.0	4,080,307	609,174	100.0
Cost of revenues(1)	(3,948,644)	(99.8)	(6,220,324)	(94.6)	(8,709,496)	(1,366,710)	(96.1)	(3,752,234)	(94.1)	(3,935,145)	(587,502)	(96.4)
Gross (loss)/profit	7,709	0.2	356,983	5.4	351,288	55,125	3.9	234,985	5.9	145,162	21,672	3.6
Operating expenses
Selling and marketing expenses(1)	(317,426)	(8.0)	(409,211)	(6.2)	(518,167)	(81,312)	(5.7)	(208,884)	(5.2)	(290,615)	(43,388)	(7.1)
General and administrative expenses(1)	(238,648)	(6.0)	(379,892)	(5.8)	(601,702)	(94,420)	(6.6)	(201,814)	(5.1)	(471,836)	(70,443)	(11.6)
Research and development expenses(1)	(595,169)	(15.1)	(775,130)	(11.8)	(1,043,811)	(163,797)	(11.6)	(496,888)	(12.5)	(467,579)	(69,808)	(11.5)
Total operating expenses	(1,151,243)	(29.1)	(1,564,233)	(23.8)	(2,163,680)	(339,529)	(23.9)	(907,586)	(22.8)	(1,230,030)	(183,639)	(30.2)
Operating loss	(1,143,534)	(28.9)	(1,207,250)	(18.4)	(1,812,392)	(284,404)	(20.0)	(672,601)	(16.9)	(1,084,868)	(161,967)	(26.6)
Interest income	78,612	1.9	77,118	1.2	71,942	11,289	0.8	36,673	1.0	38,647	5,770	1.0
Interest expenses	(4,925)	(0.1)	(9,453)	(0.1)	(52,040)	(8,166)	(0.6)	(10,555)	(0.3)	(68,273)	(10,193)	(1.7)
Foreign exchange (loss)/gain	(38,961)	(1.0)	188,800	2.9	37,822	5,935	0.5	22,902	0.6	(247,978)	(37,022)	(6.1)
Other gain/(loss), net	—	—	14,301	0.2	83,606	13,120	0.9	21,139	0.5	(27,966)	(4,175)	(0.7)
Other income/(expense), net	6,612	0.2	(10,810)	(0.2)	95,047	14,915	1.0	6,390	0.2	20,001	2,986	0.5
Loss before income taxes	(1,102,196)	(27.9)	(947,294)	(14.4)	(1,576,015)	(247,311)	(17.4)	(596,052)	(14.9)	(1,370,437)	(204,601)	(33.6)
Income tax (expense)/benefit	(9,003)	(0.2)	(14,904)	(0.2)	(15,741)	(2,470)	(0.2)	(6,755)	(0.2)	5,153	769	0.1
Net loss	(1,111,199)	(28.1)	(962,198)	(14.6)	(1,591,756)	(249,781)	(17.6)	(602,807)	(15.1)	(1,365,284)	(203,832)	(33.5)
Net loss attributable to:
Kingsoft Cloud Holdings Limited	(1,111,199)	(28.1)	(962,259)	(14.6)	(1,588,712)	(249,303)	(17.5)	(602,818)	(15.1)	(1,356,246)	(202,483)	(33.2)
Non-controlling interests	—	—	61	0.0	(3,044)	(478)	(0.1)	11	0.0	(9,038)	(1,349)	(0.3)
	(1,111,199)	(28.1)	(962,198)	(14.6)	(1,591,756)	(249,781)	(17.6)	(602,807)	(15.1)	(1,365,284)	(203,832)	(33.5)

Note:

FINANCIAL INFORMATION

(1)
Share-based compensation expense was allocated as follows:

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2019	2020	2021		2021	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
					(unaudited)	(unaudited)
	(in thousands)
Cost of revenues	8,509	10,614	17,481	2,743	8,460	6,828	1,019
Selling and marketing expenses	37,808	62,270	72,594	11,392	38,844	42,956	6,413
General and administrative expenses	31,988	169,101	193,886	30,425	70,600	101,833	15,204
Research and development expenses	42,974	88,129	150,389	23,599	81,301	55,122	8,229
Total	121,279	330,114	434,350	68,159	199,205	206,739	30,865
Non-GAAP Financial Measures
In evaluating our business, we consider and use certain non-GAAP measures, including adjusted EBITDA (Non-GAAP Financial Measure), adjusted EBITDA margin (Non-GAAP Financial Measure), adjusted net loss (Non-GAAP Financial Measure) and adjusted net loss margin (Non-GAAP Financial Measure), as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.
These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.
We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.
Adjusted net loss and adjusted EBITDA (Non-GAAP Financial Measure)
We define adjusted net loss (Non-GAAP Financial Measure) as net loss excluding share-based compensation, which is non-cash in nature, and we define adjusted net loss margin (Non-GAAP Financial Measure) as adjusted net loss (Non-GAAP Financial Measure) as a percentage of revenues. We define adjusted EBITDA (Non-GAAP Financial Measure) as adjusted net loss (Non-GAAP Financial Measure) excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define adjusted EBITDA margin (Non-GAAP Financial Measure) as adjusted EBITDA (Non-GAAP Financial Measure) as a percentage of revenues. The following tables reconcile our adjusted net loss (margin) (Non-GAAP Financial Measure) and adjusted EBITDA (margin) (Non-GAAP Financial Measure) in 2019, 2020 and 2021 and the six months ended June 30, 2021 and 2022 to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.
Share-based compensation is non-cash expense arising from share-based incentive awards to selected executives, employees and consultants.

FINANCIAL INFORMATION

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2019	2020	2021		2021	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
					(unaudited)	(unaudited)
	(in thousands)
Net loss	(1,111,199)	(962,198)	(1,591,756)	(249,781)	(602,807)	(1,365,284)	(203,832)
Adjustment:
Share-based compensation	121,279	330,114	434,350	68,159	199,205	206,739	30,865
Adjusted net loss (Non-GAAP Financial Measure)	(989,920)	(632,084)	(1,157,406)	(181,622)	(403,602)	(1,158,545)	(172,967)
Adjusted net loss (Non-GAAP Financial Measure)	(989,920)	(632,084)	(1,157,406)	(181,622)	(403,602)	(1,158,545)	(172,967)
Adjustments:
Interest income	(78,612)	(77,118)	(71,942)	(11,289)	(36,673)	(38,647)	(5,770)
Interest expense	4,925	9,453	52,040	8,166	10,555	68,273	10,193
Income tax expense/(benefit)	9,003	14,904	15,741	2,470	6,755	(5,153)	(769)
Depreciation and amortization	604,581	758,038	855,604	134,263	369,589	578,237	86,329
Adjusted EBITDA (Non-GAAP Financial Measure)	(450,023)	73,193	(305,963)	(48,012)	(53,376)	(555,835)	(82,984)
	For the Year Ended December 31,			For the Six Months Ended June 30,
	2019	2020	2021	2021	2022
				(unaudited)	(unaudited)
	(%)
Net loss margin	(28.1)	(14.6)	(17.6)	(15.1)	(33.5)
Adjusted net loss margin (Non-GAAP Financial Measure)	(25.0)	(9.6)	(12.8)	(10.1)	(28.4)
Adjusted EBITDA margin (Non-GAAP Financial Measure)	(11.4)	1.1	(3.4)	(1.3)	(13.6)
Listing expenses of approximately RMB92.0 million are expected to be recognized in our consolidated statements of comprehensive loss.
Revenues
We derive our revenues primarily from (i) public cloud services and (ii) enterprise cloud services. The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

FINANCIAL INFORMATION

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)		(unaudited)
	(in thousands, except for percentages)
Revenues
Public cloud services
Computing	1,019,182	25.8	1,579,701	24.0	2,083,803	326,994	23.0	994,758	24.9	1,204,597	179,842	29.5
Storage	298,803	7.6	283,770	4.3	266,422	41,807	2.9	137,440	3.4	134,876	20,136	3.3
Delivery	2,140,858	54.0	3,303,380	50.2	3,808,860	597,694	42.0	1,810,412	45.4	1,330,478	198,635	32.7
Total Public Cloud Services Revenues	3,458,843	87.4	5,166,851	78.5	6,159,085	966,495	68.0	2,942,610	73.8	2,669,951	398,613	65.5
Enterprise cloud services
KC Enterprise Cloud Services	486,308	12.3	1,372,689	20.9	2,079,289	326,286	22.9	1,042,177	26.1	271,713	40,566	6.7
Camelot Group	—	—	—	—	818,528	128,445	9.0	—	—	1,137,370	169,805	27.9
Total Enterprise Cloud Services Revenues	486,308	12.3	1,372,689	20.9	2,897,817	454,731	32.0	1,042,177	26.1	1,409,083	210,371	34.5
Others	11,202	0.3	37,767	0.6	3,882	609	0.0	2,432	0.1	1,273	190	0.0
Total Revenues	3,956,353	100.0	6,577,307	100.0	9,060,784	1,421,835	100.0	3,987,219	100.0	4,080,307	609,174	100.0

*
For public cloud services, revenues of computing, storage and delivery are estimated in proportion to the respective gross billings from such services. For enterprise could services, revenues of Camelot Group are only included since the acquisition in September 2021.

Public cloud services.   We offer public cloud services to customers in various verticals, including, among others, video, gaming, electric vehicle, e-commerce, and mobile internet in general. We generally charge our public cloud service customers on a monthly basis based on utilization and duration. We also offer a prepaid subscription package over a fixed subscription period.
Enterprise cloud services.   We also offer enterprise cloud services to customers engaging in the financial service, public service and healthcare businesses, among others. We generally charge our enterprise cloud service customers on a project basis based on performance completion.
Others.   We also record insignificant revenues from other miscellaneous services that we provide on an ad hoc basis, which has not been and is not expected to be material to our business.
See “Business — Our Products and Solutions” and “Business — Our Products and Solutions — Revenue Model” for details about how we generate our revenues.
Cost of Revenues
Our cost of revenues primarily consist of (i) IDC costs, (ii) depreciation and amortization costs, (iii) fulfillment costs, (iv) solution development and services costs, and (v) other costs.
The following table sets forth a breakdown of our cost of revenues, in absolute amounts and as percentages of total cost of revenues, for the periods indicated.

FINANCIAL INFORMATION

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)		(unaudited)
	(in thousands, except for percentages)
Cost of revenues
IDC costs	2,856,591	72.3	4,058,848	65.2	5,101,528	800,541	58.6	2,368,700	63.1	2,139,404	319,405	54.4
Depreciation and amortization costs	599,193	15.2	746,245	12.0	785,173	123,211	9.0	357,932	9.5	495,235	73,937	12.6
Fulfillment costs	411,438	10.4	1,206,679	19.4	1,851,342	290,516	21.3	914,082	24.4	209,196	31,232	5.3
Solution development and services costs	43,954	1.2	37,148	0.6	678,178	106,421	7.8	21,000	0.6	965,067	144,081	24.5
Other costs	37,468	0.9	171,404	2.8	293,275	46,021	3.3	90,520	2.4	126,243	18,847	3.2
Total cost of revenues	3,948,644	100.0	6,220,324	100.0	8,709,496	1,366,710	100.0	3,752,234	100.0	3,935,145	587,502	100.0
IDC costs primarily consist of (i) bandwidth costs, which represent the purchase of bandwidth usage rights from telecommunication operators, and (ii) rack costs, which cover fees we pay to the IDC operators for using the rack space, associated utilities and services.
The following table sets forth a breakdown of IDC costs incurred from suppliers with minimum procurement commitment, and others, in absolute amounts and as percentages of total IDC costs, for the periods indicated.
	Year Ended December 31,						Six Months Ended June 30,
	2019		2020		2021		2021		2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
							(unaudited)		(unaudited)
Bandwidth costs
– Committed	179,322	6.3	470,861	11.6	1,000,918	19.6	478,245	20.2	416,093	19.4
– Upfront procurement(1)	2,029,932	71.1	2,611,261	64.3	2,675,314	52.4	1,220,504	51.5	973,747	45.5
– Subtotal	2,209,254	77.4	3,082,122	75.9	3,676,232	72.0	1,698,749	71.7	1,389,840	64.9
Rack costs
– Committed	35,191	1.2	95,755	2.4	315,408	6.2	142,022	6.0	181,392	8.5
– Upfront procurement(1)	497,869	17.4	738,512	18.2	646,903	12.7	308,751	13.0	365,714	17.1
– Subtotal	533,060	18.6	834,267	20.6	962,311	18.9	450,773	19.0	547,106	25.6
Other IDC costs(2)	114,277	4.0	142,459	3.5	462,985	9.1	219,178	9.3	202,458	9.5
Total IDC costs	2,856,591	100.0	4,058,848	100.0	5,101,528	100.0	2,368,700	100.0	2,139,404	100.0

Note:
(1)
Upfront procurement refers to our procurement for underlying resources before engaging and onboarding client and meeting their demands.

(2)
Other IDC costs primarily consisted of costs for network access resources and maintenance, among others.

Depreciation and amortization costs primarily consist of depreciation and amortization of our fixed assets, such as servers, and intangible assets. Fulfillment costs are mainly generated by providing Kingsoft

FINANCIAL INFORMATION

Cloud enterprise cloud services. Fulfillment costs mainly represent purchases of technology components from third parties, such as technology equipment, customized software and services, to fulfill the deployment of solutions. The significant decrease of fulfillment costs from RMB914.1 million (or 22.9% of total revenue) in the six months ended June 30, 2021 to RMB209.2 million (or 5.1% of total revenue) in the same period of 2022 were primarily due to (i) the decrease of revenues from Kingsoft Cloud enterprise cloud services that was due to COVID-19 negative impacts, and (ii) the decrease of fulfillment costs as percentages of total enterprise cloud services revenue due to our strategic focus on selected high quality projects. See “— Impact of COVID-19.” Solution development and services costs primarily represent payments to our solution development and services personnel for the development of products and solutions based on customers’ needs. The significant increase in solution development and services costs by RMB944.1 million from the six months ended June 30, 2021 to the same period of 2022 was primarily due to our integration with Camelot Group to develop and deliver the end-to-end solutions that our customers increasingly demand. Experience and know-how accumulated from developing such products and solutions may be re-utilized for other customers with similar needs. Other costs consist of other miscellaneous costs associated with our solutions and services.
Gross (loss)/profit
As a result of the foregoing, we had gross profit of RMB7.7 million, RMB357.0 million, RMB351.3 million, RMB235.0 million and RMB145.2 million (US$21.7 million) for 2019, 2020, 2021, the six months ended June 30, 2021 and June 30, 2022, respectively.
The following table sets forth an estimated breakdown of our gross profit (loss) and gross profit (loss) margins by public cloud services and enterprise cloud services for the periods indicated.
	For the Year Ended December 31,						For the Six Months Ended June 30,
	2019		2020		2021		2021		2022
	Gross profit (loss)	Gross profit (loss) margin	Gross profit (loss)	Gross profit (loss) margin	Gross profit (loss)	Gross profit (loss) margin	Gross profit (loss)	Gross profit (loss) margin	Gross profit (loss)	Gross profit (loss) margin
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%
							(unaudited)		(unaudited)
	(RMB in thousands, except for percentages)
Public Cloud Services
Computing	71,845	7.0	158,555	10.0	218,135	10.5	162,836	16.4	24,323	2.0
Storage	106,109	35.5	35,379	12.5	13,137	4.9	8,574	6.2	11,716	8.7
Delivery	(238,845)	(11.2)	10,624	0.3	(243,008)	(6.4)	(53,571)	(3.0)	(112,434)	(8.5)
Subtotal	(60,891)	(1.8)	204,558	4.0	(11,736)	(0.2)	117,839	4.0	(76,395)	(2.9)
Enterprise Cloud Services
KC Enterprise Cloud Services	66,697	13.7	148,994	10.9	191,290	9.2	115,218	11.1	50,712	18.7
Camelot Group	—	—	—	—	170,528	20.8	—	—	169,747	14.9
Subtotal	66,697	13.7	148,994	10.9	361,818	12.5	115,218	11.1	220,459	15.6
Others	1,903	17.0	3,431	9.1	1,206	31.1	1,928	79.3	1,098	86.3
Total	7,709	0.2	356,983	5.4	351,288	3.9	234,985	5.9	145,162	3.6

*
For public cloud services, revenues of computing, storage and delivery are estimated in proportion to the respective gross billings from such services. For enterprise could services, revenues of Camelot Group are only included since the acquisition in September 2021. In preparing the above table, we have allocated total cost of revenues to public cloud services, enterprise cloud services and others.

FINANCIAL INFORMATION

For public cloud services, we had gross loss margin of 1.8% in 2019, as compared to gross profit margin of 4.0% in 2020 primarily due to the significantly increased revenue from our customers in the internet sector, such as online video streaming companies who were benefiting from users’ increased stay-at-home leisure time in the early stage of COVID-19. The decrease in gross profit margin for public cloud services since the second half of 2021 was primarily because we made upfront procurement for underlying resources including IDC costs at the beginning of 2021 based on the then foreseeable market demand, while the actual market demand over the course of 2021 and first half of 2022 turned out to be weaker than the forecasted amount, mainly resulted from a general demand slowdown in the internet sector of China amid the tightened regulations. Specifically, (i) on the supply side, we need to procure the underlying resources readily available before engaging and onboarding client and meeting their demands. We make procurement typically three to six months before providing services to customers to ensure we have sufficient resources to meet estimated customer demand. At the beginning of 2021, we made significant upfront procurement of IDC resources as we expected the increasing market demand from 2019 to 2020 would continue; and (ii) on the demand side, due to tightened regulations towards the PRC internet sector since the second half of 2021, demand for cloud services declined sharply from such customers. However, we had already made significant upfront procurement of IDC resources and such decline in market demand was due to unforeseeable regulatory changes. To avoid further waste of upfront investment, we had to sell down our cloud products, especially cloud delivery products.
During the early years of the Track Record Period, our gross profit (loss) level of public cloud services was primarily driven by cloud delivery, which accounted for over 60% of total gross billings for public cloud services from 2019 to 2021, and we proactively adjusted down the cloud delivery products in our business portfolio since the first half of 2022 to optimize our profitability. Our cloud computing, given its relatively high technology barrier, has been continuously contributing to our profitability especially in the first half of 2021, with its gross profit margin at 7.0%, 10.0%, 10.5%, 16.4% and 2.0% in 2019, 2020, 2021, the six months ended June 30, 2021 and the six months ended June 30, 2022, respectively. The decrease in gross profit margin for cloud computing products in the first half of 2022 was mainly due to the actual growth in market demand was lower than we anticipated, and our upfront over procurement of IDC resources, which resulted in an increase in depreciation and amortization costs of servers, and, to a lesser extent, a decrease in utilization of bandwidth. Our cloud storage products accounted for a relatively small portion in our public cloud services in the Track Record Period.
In 2019, we had gross loss of RMB60.9 million and gross loss margin of 1.8% for public cloud services, primarily attributable to the loss from cloud delivery products as a result of our then focus on expanding market share and the intensive competition in China’s cloud service market. Our gross profit for public cloud services turned positive in 2020, with gross profit of RMB204.6 million and gross profit margin of 4.0%, primarily due to the significantly increased revenue from our customers in the internet sector, who were benefiting from the growth of internet usage in the early stage of COVID-19. In 2021, we had gross loss of RMB11.7 million and gross loss margin of 0.2% for public cloud services, primarily attributable to the loss from cloud delivery products because of the aforesaid upfront procurement for underlying resources and pricing pressure in the cloud industry. Such losses were partially offset by the strong profit from our cloud computing products especially in the first half of 2021. We had gross loss of RMB76.4 million and gross loss margin of 2.9% for public cloud services in the first half of 2022, compared with gross profit of RMB117.8 million and gross profit margin of 4.0% in the first half of 2021, primarily due to the continued negative impact from the aforesaid general demand slowdown and challenging market environment, which affected our cloud delivery products as well as the revenue growth of cloud computing products.
For enterprise cloud services, the gross profit margin remained relatively stable in 2019, 2020 and 2021, being 13.7%, 10.9% and 12.5%, respectively. The increase in gross profit margin from 11.1% in the six months ended June 30, 2021 to 15.6% in the six months ended June 30, 2022 was mainly driven by (i) the consolidation of Camelot Group since September 2021, whose profitability level has been relatively high and stable historically; and (ii) the increase of gross profit margin of KC Enterprise Cloud Services from 11.1% in the first half of 2021 to 18.7% in the first half of 2022, primarily due to our stringent project selection process with a strategic focus on high quality projects to achieve profitability. The gross profit margin of Camelot Group decreased from 20.8% in 2021 (after our acquisition) to 14.9% in the first half of 2022, as Camelot

FINANCIAL INFORMATION

Group’s revenue decreased over the same periods primarily due to the negative impacts of COVID-19, while the cost of revenue was relatively fixed and thus remained stable.
Operating Expenses
The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of our total operating expenses, for the periods indicated.
	For the Year Ended December 31,							For the Six Months Ended June 30,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)		(unaudited)
	(in thousands, except for percentages)
Operating expenses
Research and development expenses	595,169	51.7	775,130	49.5	1,043,811	163,797	48.3	496,888	54.8	467,579	69,808	38.0
Selling and marketing expenses	317,426	27.6	409,211	26.2	518,167	81,312	23.9	208,884	23.0	290,615	43,388	23.6
General and administrative expenses	238,648	20.7	379,892	24.3	601,702	94,420	27.8	201,814	22.2	471,836	70,443	38.4
Total operating expenses	1,151,243	100.0	1,564,233	100.0	2,163,680	339,529	100.0	907,586	100.0	1,230,030	183,639	100.0
Research and development expenses
Research and development expenses consist primarily of (i) staff expenses, including salaries, bonuses and benefits paid to our research and development personnel, (ii) share-based compensation paid to our research and development personnel, and (iii) other miscellaneous expenses, primarily including depreciation and amortization expenses, office rental expenses and information technology expenses. The following table sets forth a breakdown of our research and development expenses for the periods indicated.
	For the Year Ended December 31,							For the Six Months Ended June 30,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)		(unaudited)
	(in thousands, except for percentages)
Research and development Expenses
Staff expenses (excluding share-based compensation)	483,308	81.2	590,480	76.2	744,697	116,859	71.4	348,791	70.2	345,394	51,566	73.9
Share-based compensation	42,974	7.2	88,129	11.4	150,389	23,599	14.4	81,301	16.4	55,122	8,229	11.8
Other miscellaneous expenses	68,887	11.6	96,521	12.4	148,725	23,339	14.2	66,796	13.4	67,063	10,013	14.3
Total research and development expenses	595,169	100.0	775,130	100.0	1,043,811	163,797	100.0	496,888	100.0	467,579	69,808	100.0
Selling and marketing expenses
Selling and marketing expenses consist primarily of (i) staff expenses, including salaries, commissions, bonuses and benefits paid to sales and marketing personnel, (ii) share-based compensation paid to sales and marketing personnel, (iii) marketing and promotion expenses, (iv) depreciation and amortization expenses, mainly including amortization of intangible assets such as customer relationship, which were primarily acquired from the acquisition of Camelot Group, and (v) other miscellaneous expenses, primarily including office rental expenses. The following table sets forth a breakdown of our selling and marketing expenses for the periods indicated.

FINANCIAL INFORMATION

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)		(unaudited)
	(in thousands, except for percentages)
Selling and Marketing Expenses
Staff expenses (excluding share-based compensation)	187,908	59.2	261,068	63.8	308,077	48,344	59.5	129,439	62.0	142,792	21,318	49.1
Share-based compensation	37,808	11.9	62,270	15.2	72,594	11,392	14.0	38,844	18.6	42,956	6,413	14.8
Marketing and promotion expenses	29,271	9.2	15,348	3.8	24,039	3,772	4.6	13,104	6.3	4,543	678	1.6
Depreciation and amortization expenses	662	0.2	841	0.2	50,559	7,934	9.8	422	0.2	74,352	11,100	25.6
Other miscellaneous expenses	61,777	19.5	69,684	17.0	62,898	9,870	12.1	27,075	12.9	25,972	3,879	8.9
Total selling and marketing expenses	317,426	100.0	409,211	100.0	518,167	81,312	100.0	208,884	100.0	290,615	43,388	100.0
General and administrative expenses
Our general and administrative expenses consist of (i) staff expenses, including salaries, bonuses and benefits paid to general and administrative personnel, (ii) share-based compensation paid to general and administrative personnel, (iii) credit losses primarily for account receivables and contract assets, and (iv) other miscellaneous expenses, primarily including depreciation and amortization expenses, office rental expenses, general operation expenses and professional service fees. The following table sets forth a breakdown of our general and administrative expenses for the periods indicated.
	For the Year Ended December 31,							For the Six Months Ended June 30,
	2019		2020		2021			2021		2022
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
								(unaudited)		(unaudited)
	(in thousands, except for percentages)
General and Administrative Expenses
Staff expenses (excluding share-based compensation)	90,154	37.8	79,590	21.0	165,861	26,027	27.6	57,829	28.7	149,164	22,270	31.6
Share-based compensation	31,988	13.4	169,101	44.5	193,886	30,425	32.2	70,600	35.0	101,833	15,204	21.6
Credit losses	61,920	25.9	31,881	8.4	114,124	17,909	19.0	17,677	8.8	140,156	20,925	29.7
Other miscellaneous expenses	54,586	22.9	99,320	26.1	127,831	20,059	21.2	55,708	27.5	80,683	12,044	17.1
Total general and administrative expenses	238,648	100.0	379,892	100.0	601,702	94,420	100.0	201,814	100.0	471,836	70,443	100.0
Interest Income
Our interest income consists primarily of interests earned on cash deposits in banks and short-term investments. In 2019, 2020 and 2021, and the six months ended June 30, 2021 and 2022, we had interest income of RMB78.6 million, RMB77.1 million, RMB71.9 million (US$11.3 million), RMB36.7 million and RMB38.6 million (US$5.8 million), respectively.
Interest Expenses
Our interest expenses consist primarily of interest expenses related to our bank loans and loans due to related parties. In 2019, 2020 and 2021, and the six months ended June 30, 2021 and 2022, we had interest expenses of RMB4.9 million, RMB9.5 million, RMB52.0 million (US$8.2 million), RMB10.6 million and RMB68.3 million (US$10.2 million), respectively.

FINANCIAL INFORMATION

Foreign Exchange (Loss)/Gain
Our foreign exchange (loss)/gain represents loss or gain resulting from the impact of fluctuations in foreign exchange rates that primarily related to the intercompany loans within our Group that are denominated in U.S. dollar, which are not directly related to our operations. As we anticipate to settle these intercompany loans in the foreseeable future, the foreign currency transaction gains and losses were recognized in the consolidated statements of profit or loss. We had foreign exchange loss of RMB39.0 million in 2019 and foreign exchange gain of RMB188.8 million in 2020, primarily due to the significant appreciation of RMB against U.S. dollar in 2020, compared with the slight depreciation in 2019. Our foreign exchange gain decreased to RMB37.8 million (US$5.9 million) in 2021, primarily due to the slight appreciation of RMB against U.S. dollar in 2021, compared with the significant appreciation in 2020 . We had foreign exchange gain of RMB22.9 million in the six months ended June 30, 2021 and foreign exchange loss of RMB248.0 million (US$37.0 million) in the six months ended June 30, 2022, primarily because of the significant depreciation of RMB against U.S. dollar in the first half of 2022, compared with the slight appreciation in the first half of 2021.
Other Gain/(Loss), Net
Our other gain/(loss), net consists primarily of net gains or losses from changes in fair value of equity investments and purchase consideration of a business acquisition. In 2019, 2020 and 2021, we had other gain, net of nil, RMB14.3 million and RMB83.6 million (US$13.1 million), respectively. In the six months ended June 30, 2021, we had other gain, net of RMB21.1 million, and in the six months ended June 30, 2022, we had other loss, net of RMB28.0 million (US$4.2 million).
Other Income/(Expense), Net
Our other income/(expenses), net consists primarily of reimbursements from the ADR depository bank and government allowances and subsidies, including income due to certain temporary preferential tax treatment. We had other income, net, of RMB6.6 million in 2019, other expense, net, of RMB10.8 million in 2020, other income, net, of RMB95.0 million (US$14.9 million) in 2021, and other income, net of RMB6.4 million and RMB20.0 million (US$3.0 million) for the six months ended June 30, 2021 and 2022, respectively.
DISCUSSION OF RESULTS OF OPERATIONS
Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021
Revenues
Our revenues increased by 2.3% from RMB3,987.2 million for the six months ended June 30, 2021 to RMB4,080.3 million (US$609.2 million) for the six months ended June 30, 2022, which was primarily attributable to changes of revenues generated from public cloud services and enterprise cloud services over the same periods as discussed below.
Public cloud services
Our revenues generated from public cloud services were RMB2,670.0 million (US$398.6 million) for the six months ended June 30, 2022, compared with RMB2,942.6 million for the six months ended June 30, 2021. Changes in our revenues generated from public cloud services were primarily due to our proactive scale-down of CDN products as evidenced by the decrease of 25.1% in our gross billings of delivery products from the six months ended June 30, 2021 to the six months ended June 30, 2022, and partially offset by the increase of billings from computing and storage products by 20.7% over the same periods.
Enterprise cloud services
Our revenues generated from enterprise cloud services increased by 35.2% from RMB1,042.2 million for the six months ended June 30, 2021 to RMB1,409.1 million (US$210.4 million) for the six months ended

FINANCIAL INFORMATION

June 30, 2022, primarily attributable to the Camelot Group, contributing RMB1,137.4 million (US$169.8 million) of our enterprise cloud services revenues in the six months ended June 30, 2022, partially offset by the decrease of other enterprise cloud services that was negatively impacted by COVID-19. See “—Impact of COVID-19.”
Cost of revenues
Our cost of revenues increased by 4.9% from RMB3,752.2 million for the six months ended June 30, 2021 to RMB3,935.1 million (US$587.5 million) for the six months ended June 30, 2022. The increase in cost of revenues was primarily attributable to (i) an increase in solution development and services costs by RMB944.1 million primarily due to our integration with Camelot Group to develop and deliver the end-to-end solutions that our customers increasingly demand, (ii) an increase in depreciation and amortization costs by RMB137.3 million which was largely in line with our property and equipment growth rate as we expanded and optimized our infrastructure to support strategic business growth, partially offset by (i) a decrease of RMB229.3 million of IDC costs mainly due to our proactive scale-down of CDN products and (ii) a decrease of fulfillment costs from RMB914.1 million (or 22.9% of total revenue) to RMB209.2 million (or 5.1% of total revenue) primarily due to (a) the decrease of revenues from Kingsoft Cloud enterprise cloud services that was due to COVID-19 negative impacts, and (b) the decrease of fulfillment costs as percentages of total enterprise cloud services revenue due to our strategic focus on selected high quality projects. See “— Impact of COVID-19.” RMB967.6 million (US$144.5 million), or 24.6% of our cost of revenues for the six months ended June 30, 2022 was attributable to Camelot Group. In addition, the amortization expense relating to intangible assets recognized upon acquisition and other acquisition date fair value measures from acquisition of Camelot Group which is record in our cost of revenues in the consolidated financial statements of the Group amounted to RMB6.9 million (US$1.0 million).
Gross (loss)/profit
As a result of the foregoing, our gross profit decreased from RMB235.0 million for the six months ended June 30, 2021 to RMB145.2 million (US$21.7 million), or a gross loss of RMB24.6 million for Kingsoft Cloud, for the six months ended June 30, 2022. Our gross profit margin decreased from 5.9% for the six months ended June 30, 2021 to 3.6%, or a gross loss margin of 0.8% for Kingsoft Cloud, for the six months ended June 30, 2022. The decrease was primarily because we typically need to plan and make upfront procurement for underlying resources including IDC costs and based on the estimated market demand in the future, while the actual market demand turned out to be weaker than expected, particularly in the second half of 2021 and in 2022 to date mainly as a result of challenging macro-economic conditions, a general demand slowdown in the internet sector of China amid tightening regulations on industries such as online education, live streaming and e-commerce, as well as the impact of the COVID-19 resurgence.
Research and development expenses
Our research and development expenses were RMB467.6 million (US$69.8 million) for the six months ended June 30, 2022, compared with RMB496.9 million for the six months ended June 30, 2021. RMB18.7 million (US$2.8 million), or 4.0% of our research and development expenses for the six months ended June 30, 2022 was attributable to Camelot Group.
Selling and marketing expenses
Our selling and marketing expenses increased by 39.1% from RMB208.9 million for the six months ended June 30, 2021 to RMB290.6 million (US$43.4 million) for the six months ended June 30, 2022. RMB22.9 million (US$3.4 million), or 7.9% of our selling and marketing expenses for the six months ended June 30, 2022 was attributable to Camelot Group. RMB72.7 million (US$10.9 million), or 25.0% of our selling and marketing expenses for the six months ended June 30, 2022, was primarily attributable to the amortization of our trademarks and customer relationship recognized upon acquisition of Camelot Group.

FINANCIAL INFORMATION

General and administrative expenses
Our general and administrative expenses increased by 133.8% from RMB201.8 million for the six months ended June 30, 2021 to RMB471.8 million (US$70.4 million) for the six months ended June 30, 2022, primarily attributable to (i) an increase in staff expenses paid to our general and administrative personnel (including share-based compensation) from RMB128.4 million to RMB251.0 million (US$37.5 million) and (ii) an increase in credit losses primarily for account receivables and contract assets from RMB17.7 million to RMB140.2 million (US$20.9 million) primarily because we made provisions on account receivables that may have recoverability issues. These provisions were mainly made for individually impaired amounts receivable and contract assets when we identify specific customers with collectivity issues, mostly customers whose cash flows were severely affected by the resurgence of COVID-19 and the associated restrictive measures and downturn of macroeconomics. We made these provisions based on our impairment analysis as of June 30, 2022 by considering historical collectability based on the length of time past due, the age of the accounts receivable and contract assets balances, credit quality of the Group’s customers based on ongoing credit evaluations, current macro-economic conditions, outlook of future macro-economic conditions, among others, in accordance with our accounts receivable management policies. We also believe the provisions we made on accounts receivable are sufficient as of each reporting date. For details of the recoverability of our accounts receivables and our relevant management policies, see “Discussion of Selected Items From the Consolidated Balance Sheets — Accounts Receivable, Net of Allowance.” RMB94.2 million (US$14.1 million), or 34.9% of the RMB270.0 million increase in our general and administrative expenses from the six months ended June 30, 2021 to the same period in 2022 was attributable to Camelot Group. Specifically, RMB60.2 million (US$9.0 million), or 49.1% of the RMB122.6 million increase of staff expenses, and RMB14.5 million (US$2.2 million), or 11.9% of the RMB122.5 million increase of credit losses were attributable to Camelot Group. Moreover, RMB20.4 million (US$3.0 million) increase were attributable to other acquisition date fair value measures from acquisition of Camelot Group which is record in our general and administrative expenses in the consolidated financial statements of the Group.
Operating loss
As a result of the foregoing, our operating loss increased by 61.3% from RMB672.6 million for the six months ended June 30, 2021 to RMB1,084.9 million (US$162.0 million) for the six months ended June 30, 2022. Our operating loss margin increased from 16.9% for the six months ended June 30, 2021 to 26.6% for the six months ended June 30, 2022.
Interest income
Our interest income increased from RMB36.7 million for the six months ended June 30, 2021 to RMB38.6 million (US$5.8 million) for the six months ended June 30, 2022.
Interest expense
Our interest expense increased from RMB10.6 million for the six months ended June 30, 2021 to RMB68.3 million (US$10.2 million) for the six months ended June 30, 2022, primarily due to (i) the increase of our short-term bank loans, and (ii) loans we obtained from Kingsoft Group and Xiaomi Group in the second half of 2021.
Foreign exchange gain/(loss)
We recorded foreign exchange loss of RMB248.0 million (US$37.0 million) for the six months ended June 30, 2022, as compared to foreign exchange gain of RMB22.9 million for the six months ended June 30, 2021, primarily because of the significant depreciation of RMB against U.S. dollar in the first half of 2022, compared with the slight appreciation in the first half of 2021.

FINANCIAL INFORMATION

Other gain/(loss), net
We recorded other gain, net of RMB21.1 million for the six months ended June 30, 2021 and other loss, net of RMB28.0 million (US$4.2 million) for the six months ended June 30, 2022, primarily due to the fair value change of equity investments and purchase consideration for business acquisition recognized in 2022.
Other income/(expense), net
Our other income, net increased from RMB6.4 million for the six months ended June 30, 2021 to RMB20.0 million (US$3.0 million) for the six months ended June 30, 2022. The increase was primarily due to individual tax deduction received in 2022.
Income tax expense
We recorded income tax expense of RMB6.8 million for the six months ended June 30, 2021 and income tax benefit of RMB5.2 million (US$0.8 million) for the six months ended June 30, 2022.
Net loss
As a result of the foregoing, our net loss increased by 126.5% from RMB602.8 million for the six months ended June 30, 2021 to RMB1,365.3 million (US$203.8 million) for the six months ended June 30, 2022. Our net loss margin increased from 15.1% for the six months ended June 30, 2021 to 33.5% for the six months ended June 30, 2022.
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenues
Our revenues increased by 37.8% from RMB6,577.3 million in 2020 to RMB9,060.8 million (US$1,421.8 million) in 2021, which was attributable to changes of revenues generated from public cloud services and enterprise cloud services over the same years as discussed below.
Public cloud services
Our revenues generated from public cloud services increased by 19.2% from RMB5,166.9 million in 2020 to RMB6,159.1 million (US$966.5 million) in 2021, primarily driven by (i) the increase in the number of our Public Cloud Service Premium Customers from 191 in 2020 to 222 in 2021 due to our expansion and penetration in selected vertical, and (ii) increasing demand for our products and solutions of our Premium Customers, reflected by the increase in our average revenues per Public Cloud Service Premium Customer from RMB26.4 million in 2020 to RMB27.3 million (US$4.3 million) in 2021, as well as our net dollar retention rate of Public Cloud Service Premium Customers of 114% in 2021.
Enterprise cloud services
Our revenues generated from enterprise cloud services increased by 111.1% from RMB1,372.7 million in 2020 to RMB2,897.8 million (US$454.7 million) in 2021, primarily driven by (i) continued strong growth momentum of the overall China non-internet cloud service market; (ii) strong demand for our enterprise cloud services in the verticals we focus on; and (iii) an increase in the number of our Enterprise Cloud Service Premium Customers due to our marketing and customer base expansion efforts. RMB818.5 million, or 53.7% of the RMB1,525.1 million increase in our revenue from 2020 to 2021 was attributable to our consolidation of the financial results of Camelot Group since September 2021.
Cost of revenues
Our cost of revenues increased by 40.0% from RMB6,220.3 million in 2020 to RMB8,709.5 million (US$1,366.7 million) in 2021, primarily driven by (i) an increase in IDC costs from RMB4,058.8 million to

FINANCIAL INFORMATION

RMB5,101.5 million (US$800.5 million) to support our business expansion, (ii) an increase in fulfillment costs from RMB1,206.7 million to RMB1,851.3 million (US$290.5 million), which was in line with the increase in our revenues, and (iii) a significant increase in solution development and services cost from RMB37.1 million to RMB678.2 million (US$106.4 million) as we expanded our solutions and services to meet customers’ growing demands for end-to-end solutions. RMB648.0 million, or 26.0% of the RMB2,489.2 million increase in our cost of revenues from 2020 to 2021 was attributable to our consolidation of the financial results of Camelot Group since September 2021. In addition, the amortization expense relating to intangible assets recognized upon acquisition and other acquisition date fair value measures from acquisition of Camelot Group which is record in our cost of revenues in the consolidated financial statements of the Group amounted to RMB4.6 million (US$0.7 million).
Gross (loss)/profit
As a result of the foregoing, our gross profit slightly decreased from RMB357.0 million in 2020 to RMB351.3 million (US$55.1 million) in 2021. Our gross profit margin decreased from 5.4% in 2020 to 3.9% in 2021, primarily because we planned and made upfront procurement for underlying resources including IDC costs at the beginning of 2021 based on the then foreseeable market demand, while the actual market demand over the course of 2021 turned out to be weaker, mainly resulted from a general demand slowdown in the internet sector of China.
Research and development expenses
Our research and development expenses increased by 34.7% from RMB775.1 million in 2020 to RMB1,043.8 million (US$163.8 million) in 2021, primarily driven by an increase of number of our research and development personnel, an increase in share-based compensation expenses and our continuous focus on research and development efforts. RMB27.2 million, or 10.1% of the RMB268.7 million increase in our research and development from 2020 to 2021 was attributable to our consolidation of the financial results of Camelot Group since September 2021.
Selling and marketing expenses
Our selling and marketing expenses increased by 26.6% from RMB409.2 million in 2020 to RMB518.2 million (US$81.3 million) in 2021, primarily driven by (i) an increase in staff expenses from RMB323.3 million to RMB380.7 million (US$59.7 million), mainly driven by an increase in the number of our sales and marketing personnel primarily due to our increased sales and marketing efforts; and (ii) a significant increase in depreciation and amortization expenses from RMB0.8 million to RMB50.6 million (US$7.9 million) primarily due to the amortization of intangible assets related to sales and marketing, such as customer relationship, recorded as a result of our enlarged customer base. RMB22.5 million, or 20.6% of the RMB109.0 million increase in our selling and marketing expenses from 2020 to 2021 was attributable to our consolidation of the financial results of Camelot Group since September 2021, and the amortization expense relating to intangible assets recognized upon acquisition and other acquisition date fair value measures from acquisition of Camelot Group which is record in our selling and marketing expenses in the consolidated financial statements of the Group amounted to RMB49.8 million (US$7.8 million).
General and administrative expenses
Our general and administrative expenses increased by 58.4% from RMB379.9 million in 2020 to RMB601.7 million (US$94.4 million) in 2021, primarily attributable to (i) an increase in staff expenses from RMB248.7 million to RMB359.7 million (US$56.4 million), mainly driven by an increase in the number of our general and administrative personnel; and (ii) an increase in credit losses primarily for account receivables and contract assets from RMB31.9 million to RMB114.1 million (US$17.9 million) primarily as a result of the increase of our account receivables and contract assets due to our business growth, and to a lesser extent, the increased provisions in the second half of 2021 made for accounts receivables that may have recoverability issues. RMB52.8 million, or 23.8% of the RMB221.8 million increase in our general and administrative

FINANCIAL INFORMATION

expenses from 2020 to 2021 was attributable to our consolidation of the financial results of Camelot Group since September 2021, and other acquisition date fair value measures from acquisition of Camelot Group which is record in our general and administrative expenses in the consolidated financial statements of the Group amounted to RMB13.7 million (US$2.1 million).
Operating loss
As a result of the foregoing, our operating loss increased by 50.1% from RMB1,207.3 million in 2020 to RMB1,812.4 million (US$284.4 million) in 2021. Our operating loss margin increased slightly from 18.4% in 2020 to 20.0% in 2021.
Interest income
Our interest income slightly decreased from RMB77.1 million in 2020 to RMB71.9 million (US$11.3 million) in 2021.
Interest expense
Our interest expense increased from RMB9.5 million in 2020 to RMB52.0 million (US$8.2 million) in 2021, primarily due to (i) the increase of our short-term bank loans, and (ii) loans we obtained from Kingsoft Group and Xiaomi Group in 2021.
Foreign exchange gain/(loss)
Our foreign exchange gain decreased from RMB188.8 million in 2020 to RMB37.8 million (US$5.9 million) in 2021, primarily due to the slight appreciation of RMB against U.S. dollar in 2021, compared with the significant appreciation in 2020.
Other gain, net
Our other gain, net increased from RMB14.3 million in 2020 to RMB83.6 million (US$13.1 million) in 2021, primarily due to increases in fair value of our equity investments.
Other income/(expense), net
We recorded other income, net, of RMB95.0 million (US$14.9 million) in 2021 as compared to other expense, net, of RMB10.8 million in 2020, primarily due to government allowances from certain preferential tax treatment in 2021.
Income tax expense
Our income tax expense increased slightly from RMB14.9 million in 2020 to RMB15.7 million (US$2.5 million) in 2021.
Net loss
As a result of the foregoing, our net loss increased by 65.4% from RMB962.2 million in 2020 to RMB1,591.8 million (US$249.8 million) in 2021. Our net loss margin increased slightly from 14.6% in 2020 to 17.6% in 2021.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenues
Our revenues increased by 66.2% from RMB3,956.4 million in 2019 to RMB6,577.3 million in 2020, which was attributable to an increase by 182.3% in the revenue generated by enterprise cloud services, and an increase by 49.4% in the revenue generated by public cloud services, over the same periods.

FINANCIAL INFORMATION

Public cloud services
Our revenues generated from public cloud services increased by 49.4% from RMB3,458.8 million in 2019 to RMB5,166.9 million in 2020, primarily driven by (i) increasing demand for our products and solutions of our Premium Customers, reflected by the increase in our average revenues per Public Cloud Service Premium Customer from RMB19.2 million in 2019 to RMB26.4 million in 2020, as well as our net dollar retention rate of Public Cloud Service Premium Customers of 146%, and (ii) to a lesser extent, increase in the number of our Public Cloud Service Premium Customers from 175 in 2019 to 191 in 2020 due to our further penetration in existing verticals and expansion into more verticals.
Enterprise cloud services
Our revenues generated from enterprise cloud services increased by 182.3% from RMB486.3 million in 2019 to RMB1,372.7 million in 2020, primarily driven by (i) the increase in the number of our Enterprise Cloud Service Premium Customers from 67 in 2019 to 124 in 2020 due to our further penetration in existing verticals and expansion into more verticals, and (ii) the increase in the average revenues per Enterprise Cloud Service Premium Customer from RMB7.2 million in 2019 to RMB11.0 million in 2020 as a result of increasing demand for our products and solutions.
Cost of revenues
Our cost of revenues increased by 57.5% from RMB3,948.6 million in 2019 to RMB6,220.3 million in 2020, primarily driven by (i) an increase in IDC costs from RMB2,856.6 million to RMB4,058.8 million to support our business expansion, (ii) a significant increase in fulfillment costs from RMB411.4 million to RMB1,206.7 million, which was primarily in relation to the increase in our revenues, and (iii) an increase in depreciation and amortization from RMB599.2 million in 2019 to RMB746.2 million in 2020 as a result of the significant capital expenditure on our equipment.
Gross (loss)/profit
As a result of the foregoing, our gross profit increased significantly from RMB7.7 million in 2019 to RMB357.0 million in 2020. Our gross profit margin increased from 0.2% to 5.4%, primarily resulting from economies of scale and our enhanced efficiency, specifically attributable to (i) increased sales of standardized cloud products and solutions, and (ii) existing customer renewals and cross-sells. For public cloud services, we had gross loss margin of 1.8% in 2019, as compared to gross profit margin of 4.0% in 2020 primarily due to the significantly increased revenue from our customers in the internet sector, such as online video streaming companies who were benefiting from users’ increased stay-at-home leisure time in the early stage of COVID-19. For enterprise cloud services, the gross profit margin remained relatively stable in 2019 and 2020, being 13.7% and 10.9%, respectively.
Research and development expenses
Our research and development expenses increased by 30.2% from RMB595.2 million in 2019 to RMB775.1 million in 2020, mainly attributable to an increase in staff expenses from RMB526.3 million in 2019 to RMB678.6 million in 2020, primarily driven by (i) an increase in share-based compensation expenses in 2020, and (ii) an increase in the number of our research and development personnel to support our business growth.
Selling and marketing expenses
Our selling and marketing expenses increased by 28.9% from RMB317.4 million in 2019 to RMB409.2 million in 2020, mainly attributable to an increase in staff expenses from RMB225.7 million in 2019 to RMB323.3 million in 2020, primarily driven by (i) an increase in share-based compensation expenses in 2020, (ii) an increase in the number of our sales and marketing personnel as we continued to increase our sales and marketing efforts, and (iii) an increase in selling and marketing personnel’s compensation level.

FINANCIAL INFORMATION

General and administrative expenses
Our general and administrative expenses increased by 59.2% from RMB238.6 million in 2019 to RMB379.9 million in 2020, mainly attributable to an increase in staff expenses from RMB122.1 million in 2019 to RMB248.7 million in 2020, primarily driven by (i) an increase in share-based compensation due to the share-based awards subject to accelerated vesting of share awards upon completion of our US IPO in May 2020, and (ii) an increase in the number of our general and administrative personnel to support our business growth.
Operating loss
As a result of the foregoing, our operating loss increased by 5.6% from RMB1,143.5 million in 2019 to RMB1,207.3 million in 2020. Our operating loss margin narrowed significantly from 28.9% in 2019 to 18.4% in 2020.
Interest income
Our interest income slightly decreased by 1.9% from RMB78.6 million in 2019 to RMB77.1 million in 2020.
Interest expense
Our interest expense increased by 93.9% from RMB4.9 million in 2019 to RMB9.5 million in 2020, primarily due to an increase in our bank loans in 2020.
Foreign exchange gain/(loss)
We recorded foreign exchange gain of RMB188.8 million in 2020, as compared to foreign exchange loss of RMB39.0 million in 2019, primarily due to the significant appreciation of RMB against U.S. dollar in 2020, compared with the slight depreciation in 2019.
Other gain, net
Our other gain, net increased from RMB nil in 2019 to RMB14.3 million in 2020, primarily due to the increase in fair value of equity investments.
Other income/(expense), net
We recorded other expense, net, of RMB10.8 million in 2020 as compared to other income, net, of RMB6.6 million in 2019, primarily due to a decrease in grant of government allowances and subsidies.
Income tax expense
Our income tax expense increased by 65.6% from RMB9.0 million in 2019 to RMB14.9 million in 2020, primarily due to the increase in our taxable income for certain profit-making entities.
Net loss
As a result of the foregoing, our net loss decreased by 13.4% from RMB1,111.2 million in 2019 to RMB962.2 million in 2020. Our net loss margin narrowed significantly from 28.1% in 2019 to 14.6% in 2020.

FINANCIAL INFORMATION

DISCUSSION OF SELECTED ITEMS FROM THE CONSOLIDATED BALANCE SHEETS
The table below sets forth selected information from our consolidated balance sheets as of the dates indicated, which has been extracted from the financial statements in our annual report on Form 20-F for the fiscal year of 2021 and Exhibit 99.1 entitled ‘‘Kingsoft Cloud Holdings Limited Unaudited Interim Condensed Consolidated Financial Statements’’ to the Form 6-K dated December 23, 2022:
	As of December 31,				As of June 30,
	2019	2020	2021		2022
	RMB	RMB	RMB	US$	RMB	US$
					(unaudited)
	(in thousands)
ASSETS
Total current assets	4,149,739	9,544,718	12,412,816	1,947,841	10,321,276	1,540,925
Total non-current assets(1)	1,882,082	2,384,496	8,665,224	1,359,763	8,679,058	1,295,748
Total assets	6,031,821	11,929,214	21,078,040	3,307,604	19,000,334	2,836,673
Net current assets	1,729,748	6,079,119	4,896,936	768,436	2,927,640	437,085
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) EQUITY
Total current liabilities	2,419,991	3,465,599	7,515,880	1,179,405	7,393,636	1,103,840
Total non-current liabilities(1)	74,557	223,565	2,069,737	324,787	891,440	133,088
Total liabilities	2,494,548	3,689,164	9,585,617	1,504,192	8,285,076	1,236,928
Net assets	3,537,273	8,240,050	11,492,423	1,803,412	10,715,258	1,599,745
Total mezzanine equity	7,734,532	—	—	—	—	—
Total shareholders’ (deficit) equity	(4,197,259)	8,239,989	10,603,949	1,663,991	9,843,171	1,469,546
Non-controlling interests	—	61	888,474	139,421	872,087	130,199
Total liabilities, mezzanine equity and shareholders’ (deficit) equity	6,031,821	11,929,214	21,078,040	3,307,604	19,000,334	2,836,673

Note:
(1)
On January 1, 2020, we adopted ASC 842, the new lease standard, using the modified retrospective basis and did not restate comparative periods.

FINANCIAL INFORMATION

Current Assets and Liabilities
The following table sets forth our current assets and liabilities as of the dates indicated. The estimated preliminary unaudited selected financial data as of October 31, 2022 have been prepared by, and are the responsibility of, our management. Our independent registered public accounting firm has not audited, performed a review specified by the PCAOB for a review of interim financial information as described in AS 4105, Reviews of Interim Financial Information, or performed any procedures with respect to the estimated preliminary financial results.
	As of December 31,				As of June 30,		As of October 31,
	2019	2020	2021		2022		2022
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
					(unaudited)		(unaudited)
	(in thousands)
Current assets
Cash and cash equivalents	2,023,263	3,424,674	4,217,528	661,822	2,732,331	407,926	3,423,476	468,661
Restricted cash	—	—	239,093	37,519	44,439	6,635	16,555	2,266
Accounts receivable, net of allowance	1,347,481	2,334,871	3,570,975	560,364	2,872,904	428,913	2,757,789	377,531
Short-term investments	225,425	2,693,019	2,491,056	390,901	2,619,701	391,111	1,343,616	183,936
Prepayments and other assets	421,938	887,086	1,687,021	264,730	1,694,048	252,914	1,848,041	252,989
Amounts due from related parties	131,632	205,068	207,143	32,505	357,853	53,426	391,278	53,565
Total current assets	4,149,739	9,544,718	12,412,816	1,947,841	10,321,276	1,540,925	9,780,755	1,338,948
Current liabilities
Accounts payable	1,254,589	2,057,355	2,938,632	461,135	2,409,134	359,674	2,601,590	356,148
Accrued expenses and other current liabilities	949,213	845,374	2,223,840	348,969	2,748,407	410,326	2,787,323	381,574
Short-term bank loans	—	278,488	1,348,166	211,557	1,266,270	189,049	1,059,500	145,042
Long-term bank loan, current portion	100,000	74,351	—	—	—	—	—	—
Income tax payable	11,930	20,564	60,217	9,449	43,163	6,444	38,660	5,292
Amounts due to related parties	104,259	112,998	836,435	131,255	826,042	123,325	575,898	78,838
Current operating lease liabilities	—	76,469	108,590	17,040	100,620	15,022	105,212	14,403
Total current liabilities	2,419,991	3,465,599	7,515,880	1,179,405	7,393,636	1,103,840	7,168,183	981,297
Net current assets	1,729,748	6,079,119	4,896,936	768,436	2,927,640	437,085	2,612,572	357,651
Our net current assets decreased from RMB2,927.6 million (US$437.1 million) as of June 30, 2022 to RMB2,612.6 million (US$357.7 million) as of October 31, 2022, primarily due to (i) a decrease in in our cash and cash equivalents and short-term investments from RMB5,352.0 million to RMB4,767.1 million, mainly attributable to our repayment of loans and repurchase of ordinary shares, (ii) a decrease of accounts receivable (net of allowance) from RMB2,872.9 million to RMB2,757.8 million, primarily as a result of our accounts receivable management efforts, and (iii) an increase of accounts payable from RMB2,409.1 million to RMB2,601.6 million, primarily due to our enhanced liquidity management efforts.
Our net current assets decreased from RMB4,896.9 million (US$768.4 million) as of December 31, 2021 to RMB2,927.6 million (US$437.1 million) as of June 30, 2022, primarily due to (i) a decrease in cash and

FINANCIAL INFORMATION

cash equivalents from RMB4,217.5 million (US$661.8 million) as of December 31, 2021 to RMB2,732.3 million (US$407.9 million) as of June 30, 2022, primarily due to our cash outflows in operating activities and investing activities, and (ii) a decrease in accounts receivable, net from RMB3,571.0 million (US$560.4 million) as of December 31, 2021 to RMB2,872.9 million (US$428.9 million) as of June 30, 2022 primarily due to our accounts receivable management efforts.
Our net current assets decreased from RMB6,079.1 million as of December 31, 2020 to RMB4,896.9 million (US$768.4 million) as of December 31, 2021, primarily due to (i) an increase in accrued expenses and other current liabilities from RMB845.4 million as of December 31, 2020 to RMB2,223.8 million (US$349.0 million) as of December 31, 2021, due to an increase in payables for purchase of property and equipment from RMB181.0 million to RMB759.4 million (US$119.2 million) and an increase in salary and welfare payable from RMB117.5 million to RMB600.8 million (US$94.3 million); (ii) an increase in short-term bank loans from RMB278.5 million as of December 31, 2020 to RMB1,348.2 million (US$211.6 million) as of December 31, 2021. The decrease was partially offset by an increase in accounts receivable (net of allowance) from RMB2,334.9 million as of December 31, 2020 to RMB3,571.0 million (US$560.4 million) as of December 31, 2021, primarily due to our overall business growth.
Our net current assets increased from RMB1,729.7 million as of December 31, 2019 to RMB6,079.1 million as of December 31, 2020, primarily due to (i) an increase in short-term investment from RMB225.4 million as of December 31, 2019 to RMB2,693.0 million as of December 31, 2020, and an increase in cash and cash equivalents from RMB2,023.3 million as of December 31, 2019 to RMB3,424.7 million as of December 31, 2020 primarily attributable to the net proceeds from our US IPO and follow-on offering in 2020, and (ii) an increase in accounts receivable (net of allowance), from RMB1,347.5 million as of December 31, 2019 to RMB2,334.9 million as of December 31, 2020 primarily due to our overall business growth, partially offset by an increase in accounts payable from RMB1,254.6 million as of December 31, 2019 to RMB2,057.4 million as of December 31, 2020, which was in line with our increased IDC costs.
Our net assets decreased from RMB11,492.4 million (US$1,803.4 million) as of December 31, 2021 to RMB10,715.3 million (US$1,599.7 million) as of June 30, 2022 primarily due to an increase of RMB1,365.3 million in accumulated deficit as a result of our net loss for the period, partially offset by increase of RMB382.6 million in the other comprehensive gain due to foreign currency translation adjustments and increase of RMB206.7 million in additional paid-in capital due to recognition of share-based compensation reserve. Our net assets increased from RMB8,240.1 million as of December 31, 2020 to RMB11,492.4 million (US$1,803.4 million) as of December 31, 2021 primarily due to an increase of RMB3,615.5 million in additional paid-in capital and an increase of RMB891.6 million in non-controlling interests mainly as a result of our business acquisition of Camelot Group in 2021, an increase of RMB434.4 million in additional paid-in capital due to recognition of share-based compensation reserve, partially offset by an increase of RMB1,591.8 million in accumulated deficit mainly as a result of our net loss for the year. We recorded net assets of RMB8,240.1 million as of December 31, 2020 as compared to net assets of RMB3,537.3 million as of December 31, 2019, primarily due to an increase of RMB5,752.0 million in additional paid-in capital as a result of issuance of ordinary shares upon our US IPO and follow-on offering in 2020, partially offset by an increase of RMB962.2 million in accumulated deficit mainly as a result of our net loss for the year. Please see the consolidated statements of changes in shareholders’ (deficit) equity in the financial statements in our 2021 Form 20-F and Exhibit 99.1 entitled ‘‘Kingsoft Cloud Holdings Limited Unaudited Interim Condensed Consolidated Financial Statements’’ to the Form 6-K dated December 23, 2022.
Cash and Cash Equivalents
Our cash and cash equivalents consist of cash on hand and time deposits or other highly liquid investments placed with banks or other financial institutions which are unrestricted as to withdrawal or use and have original maturities of less than three months. Our cash and cash equivalents increased from RMB2,023.3 million as of December 31, 2019 to RMB3,424.7 million as of December 31, 2020 primarily attributable to the net proceeds from our US IPO and follow-on offering in 2020, further increased to RMB4,217.5 million (US$661.8 million) as of December 31, 2021 primarily attributable to increases in the

FINANCIAL INFORMATION

proceeds from short-term bank loans and loans from related parties. Our cash and cash equivalents decreased to RMB2,732.3 million (US$407.9 million) as of June 30, 2022, primarily due to our cash outflows in operating activities and investing activities.
Short-term Investments
During the Track Record Period, our short-term investments consisted of cash deposits at fixed rates with original maturities of three to 12 months. Our short-term investments increased from RMB225.4 million as of December 31, 2019 to RMB2,693.0 million as of December 31, 2020 primarily due to our increased deposits of cash at fixed rates, especially upon receipt of proceeds from our US IPO and follow-on offering in 2020. Our short-term investments slightly decreased to RMB2,491.1 million (US$390.9 million) as of December 31, 2021 and increase to RMB2,619.7 million (US$391.1 million) as of June 30, 2022.
We undertake prudent evaluation and approval process in making cash management and investment decisions. With respect to short-term investment, we only allow principal-guaranteed investment in managing our idle fund, and our short-term investments during the Track Record Period all consisted of cash time deposits. Our finance department is responsible for cash management and investment with oversight of our senior management and board of directors. The department is staffed with personnel with adequate knowledge, skills and experiences in finance. Investment of our idle fund as short-term investments is required to be approved by the director of our finance department. If we make any short-term investments involving equity securities or other notifiable transactions for purpose of Chapter 14 of the Listing Rules in the future, including purchase of wealth management products, the investment will be subject to the compliance with the requirements under Chapter 14 of the Listing Rules.
Restricted Cash
Our restricted cash mainly represents the cash reserved in escrow accounts for the purchase consideration in relation to our acquisition of Camelot Group, cash secured for certain payables to suppliers and advances paid by certain customers to guarantee our performance under certain revenue contracts. Our restricted cash was nil, nil, RMB239.1 million (US$37.5 million) and RMB44.4 million (US$6.6 million) as of December 31, 2019, 2020, 2021 and June 30, 2022, respectively. Our cash reserved for purchase consideration to acquire Camelot Group was largely released in May 2022.
Accounts Receivable, Net of Allowance
Our accounts receivable (net of allowance) consist primarily of receivables from our customers in consideration for the products and solutions provided by us. Our accounts receivable (net of allowance) increased from RMB1,347.5 million as of December 31, 2019 to RMB2,334.9 million as of December 31, 2020, and further to RMB3,571.0 million (US$560.4 million) as of December 31, 2021, primarily due to our overall business growth. Our accounts receivable (net of allowance) decreased to RMB2,872.9 million (US$428.9 million) as of June 30, 2022.
The following table sets forth the turnover days for our accounts receivable (net of allowance) and contract assets for the periods indicated. For details of our contract assets, see “— Prepayments and Other Assets.” The turnover days of accounts receivable (net of allowance) for a period equal the average of the opening and closing accounts receivable (net of allowance), including trade receivables included in amounts due from related parties, divided by the total revenues for that period and multiplied by the number of days in that period. The turnover days of accounts receivable (net of allowance) and contract assets for a period are calculated by the same methodology described, with contract assets included in addition to accounts receivable (net of allowance).

FINANCIAL INFORMATION

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2019	2020	2021	2021	2022
				(unaudited)	(unaudited)
	(days)
Average accounts receivable (net of allowance) turnover days	97	109	126	140	155
Average accounts receivable (net of allowance) and contract assets turnover days	97	109	137	140	179
The aforesaid turnover days increased throughout the Track Record Period, primarily because, with our growing business, we agreed to a more diversified spread of settlement terms with a growing base of customers from a broader range of industry verticals who have different requirements on settlement cycles. The increase of such turnover days from the six months ended June 30, 2021 to the six months ended June 30, 2022 was also attributable to the temporary payment delays caused by the restrictive measures, including lockdowns, of various cities in China, due to the resurgence of COVID-19 in 2022.
The following table sets forth the aging analysis of our accounts receivable (net of allowance) as of the dates indicated.
	As of December 31,				As of June 30,		Subsequent Settlement of accounts receivables as of June 30, 2022, As of November 30,
	2019	2020	2021		2022		2022
	RMB	RMB	RMB	US$	RMB	US$	RMB
					(unaudited)		(unaudited)
	(in thousands)
Accounts receivable, net of allowance
Not yet due	1,158,160	979,843	2,411,907	378,481	1,470,283	219,507	(907,449)
Past due by:
Within 3 months	75,604	1,084,616	478,156	75,033	496,280	74,093	(302,674)
Between 4 months and 6 months	69,616	118,015	202,060	31,708	235,706	35,190	(69,482)
Between 7 months and 1 year	41,254	135,057	371,200	58,249	538,523	80,399	(145,571)
More than 1 year	2,847	17,340	107,652	16,893	132,112	19,724	(32,476)
Total	1,347,481	2,334,871	3,570,975	560,364	2,872,904	428,913	(1,457,652)
As of November 30, 2022, RMB1,457.7 million, or 50.7% of our accounts receivable (net of allowance) outstanding as of June 30, 2022, had been subsequently settled. Overall, we do not anticipate any material recoverability issue with the accounts receivable, primarily because: (i) throughout the Track Record Period, we have not experienced any material recoverability issues in our accounts receivable; (ii) our accounts receivable are typically derived from reputable customers, and we usually cooperate with them on a long-term basis and are familiar with their credit profile and business performance; (iii) we assess our customers’ credit quality carefully on a continuous basis, taking into account their financial position, experience and other factors; (iv) we have in place dedicated internal teams responsible for continually monitoring the credit profiles and operating and financial conditions of our customers and proactively following up on our customers to

FINANCIAL INFORMATION

ensure their payments are made as scheduled; (v) our accounts receivable turnover days during the Track Record Period are in line with the industry norm; (vi) our accounts receivable aged over one year accounted for immaterial portions of our accounts receivables as of each reporting date; (vii) we do not expect any significant concentration of credit risk for the long-aging accounts receivable, since such amounts are owed by various customers with diversified background; (viii) the actual write-offs charged against the allowance were generally less than provisions for expected credit losses during the Track Record Period; and (ix) we monitor the long-aging accounts receivable closely, update the recoverability status in due course and enhance our collection efforts as appropriate. Additionally, we believe sufficient provisions have been made on the accounts receivable that may have recoverability issues. We made provision for expected credit losses of RMB61.7 million, RMB44.7 million, RMB121.7 million, RMB23.1 million and RMB140.9 million for 2019, 2020, 2021, the six months ended June 30, 2021 and the six months ended June 30, 2022, respectively. At each reporting date, we performed an impairment analysis by considering historical collectability based on the length of time past due, the age of the accounts receivable and contract assets balances, credit quality of the Group’s customers based on ongoing credit evaluations, current macro-economic conditions, outlook of future macro-economic conditions, among others. We also made provisions for individually impaired accounts receivable that are related to specific customers with collectability issues. Based on the above, our Directors consider the allowance for expected credit losses of accounts receivable is adequate as of the end of each year or period in the Track Record Period.
Further details are set out in the financial statements in our 2021 Form 20-F and Exhibit 99.1 entitled ‘‘Kingsoft Cloud Holdings Limited Unaudited Interim Condensed Consolidated Financial Statements’’ to the Form 6-K dated December 23, 2022.
Prepayments and Other Assets
Our prepayments and other assets primarily consist of VAT prepayments, individual income tax receivable and payments to suppliers. The following table sets forth details of our prepayments and other assets during the Track Record Period:

FINANCIAL INFORMATION

	As of December 31,				As of June 30,
	2019	2020	2021		2022
	RMB	RMB	RMB	US$	RMB	US$
					(unaudited)
	(in thousands)
Prepayments and Other Assets, Net
Current portion:
Payments to suppliers	15,903	78,621	162,528	25,504	162,998	24,335
Contract costs	12,979	13,882	145,628	22,852	202,629	30,252
Contract assets, net	—	—	550,068	86,318	542,967	81,063
VAT prepayments	360,401	470,567	619,391	97,196	582,751	87,002
Interest receivable	3,114	14,204	21,463	3,368	14,931	2,229
Deferred IPO costs	11,971	—	—	—	24,815	3,705
Individual income tax receivable	—	231,377	48,949	7,681	7,051	1,053
Others	17,570	78,435	138,994	21,811	155,906	23,275
Sub-total	421,938	887,086	1,687,021	264,730	1,694,048	252,914
Non-current portion:
Prepayments for electronic equipment	33,970	8,978	25,388	3,984	20,372	3,042
Others	2,498	2,846	3,678	577	2,065	308
Sub-total	36,468	11,824	29,066	4,561	22,437	3,350
Total	458,406	898,910	1,716,087	269,291	1,716,485	256,264
Our prepayments and other assets increased by 96.1% from RMB458.4 million as of December 31, 2019 to RMB898.9 million in December 31, 2020, primarily due to (i) an increase in individual income tax receivable from nil to RMB231.4 million, which represents amounts due from certain employees related to their individual income taxes arising from exercise and vesting of share-based awards, and (ii) an increase in VAT prepayments from RMB360.4 million to RMB470.6 million, primarily due to the increased deductible VAT driven by our business growth. Our prepayments and other assets further increased by 90.9% to RMB1,716.1 million (US$269.3 million) as of December 31, 2021, primarily due to (i) a significant increase in contract assets, net from nil to RMB550.1 million (US$86.3 million), which represents our rights to consideration for work completed in relation to our services performed but not billed as of December 31, 2021, primarily incurred by Camelot Group, which we acquired in 2021, (ii) an increase in VAT prepayments from RMB470.6 million to RMB619.4 million (US$97.2 million), primarily due to the increased deductible VAT driven by our overall business growth, and (iii) a significant increase in contract costs from RMB13.9 million to RMB145.6 million (US$22.9 million), which represents the increases of costs incurred in advance of revenue recognition arising from direct and incremental cost related to enterprise cloud services provided, primarily incurred by Camelot Group. Our prepayments and other assets remained stable from December 31, 2021 to June 30, 2022, being RMB1,716.1 million (US$269.3 million) and RMB1,716.5 million (US$256.3 million) as of each date, respectively.
As of November 30, 2022, RMB1,160.6 million, or 67.6% of our prepayments and other assets outstanding as of June 30, 2022, had been subsequently settled.
Property and Equipment, Net
Our property and equipment, net consist primarily of our electronic equipment, construction in progress and data center machinery and equipment. Our property and equipment, net increased from RMB1,721.0 million as of December 31, 2019 to RMB1,956.8 million as of December 31, 2020, and further to RMB2,364.1 million (US$371.0 million) as of December 31, 2021 and RMB2,449.7 million

FINANCIAL INFORMATION

(US$365.7 million) as of June 30, 2022, primarily due to our continued investment in our infrastructure and equipment to support our business growth.
Intangible Assets
Our intangible assets consist primarily of customer relationships, trademarks and domain names, software and copyrights and patents and technologies. The following table sets forth details of our intangible assets during the Track Record Period.
	As of December 31,				As of June 30,
	2019	2020	2021		2022
	RMB	RMB	RMB	US$	RMB	US$
					(unaudited)
	(in thousands)
Intangible assets
Customer relationships	—	—	620,100	97,307	620,500	92,638
Patents and technologies	—	—	67,900	10,655	60,900	9,092
Trademarks and domain names	7,041	7,020	497,098	78,006	497,150	74,223
Software and copyrights	6,564	20,807	71,752	11,259	79,726	11,903
Others	4,598	7,469	3,637	571	3,707	553
Sub-total	18,203	35,296	1,260,487	197,798	1,261,983	188,409
Less: accumulated amortization
Customer relationships	—	—	(32,637)	(5,121)	(81,605)	(12,183)
Patents and technologies	—	—	(8,138)	(1,277)	(12,688)	(1,894)
Trademarks and domain names	(2,309)	(3,035)	(20,722)	(3,252)	(45,589)	(6,806)
Software and copyrights	(5,128)	(10,268)	(26,692)	(4,189)	(32,679)	(4,879)
Others	(3,338)	(5,420)	(2,531)	(397)	(2,908)	(435)
Intangible assets, net	7,428	16,573	1,169,767	183,562	1,086,514	162,212
Our net intangible assets increased from RMB7.4 million as of December 31, 2019 to RMB16.6 million as of December 31, 2020, primarily attributable to an increase of software and copyrights from RMB1.4 million to RMB10.5 million, mainly due to our continued investment in technologies to support our business growth. Our net intangible assets further increased to RMB1,169.8 million (US$183.6 million) as of December 31, 2021, primarily attributable to an increase in customer relationship from nil to RMB587.5 million (US$92.2 million) and trademarks and domain names from RMB4.0 million to RMB476.4 million (US$74.8 million), mainly due to our increased intangible assets arising from our acquisition of Camelot Group. Our net intangible assets remained stable from December 31, 2021 to June 30, 2022, being RMB1,169.8 million (US$183.6 million) and RMB1,086.5 million (US$162.2 million) as of each date, respectively.
Goodwill
We recorded goodwill of nil, nil, RMB4,625.1 million (US$725.8 million) and RMB4,605.7 million (US$687.6 million) as of December 31, 2019, 2020 and 2021 and June 30, 2022, respectively. During the Track Record Period, our goodwill was recognized from Camelot Group acquisition, which we acquired in 2021, with our existing business. See “History, Development and Corporate Structure — Acquisition of Camelot and Camelot Technology” and the financial statements in our annual report on Form 20-F for the fiscal year of 2021 and Exhibit 99.1 entitled ‘‘Kingsoft Cloud Holdings Limited Unaudited Interim Condensed Consolidated Financial Statements’’ to the Form 6-K dated December 23, 2022.

FINANCIAL INFORMATION

Goodwill is allocated to the reporting units that are expected to benefit from the synergies of the business combination based on the estimated fair value of these reporting units at the date of acquisition. The determination of the fair value of reporting units requires us to make estimates and assumptions.
We test goodwill for impairment at the reporting unit level. We are permitted to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. For our impairment testing performed, we applied the qualitative assessments for our reporting units. In performing the qualitative assessments, we identified and considered the significance of relevant key factors, events, and circumstances that could affect the fair value of each reporting unit. These factors include such as industry and market considerations, overall financial performance of the reporting units, and other specific information related to the operations. We also assessed changes in each reporting unit’s fair value and carrying value since the most recent date a fair value measurement was performed.
As of June 30, 2022, we performed a qualitative assessment for goodwill allocated to the Cloud-based digital solution and services reporting unit, and concluded that it is not more-likely-than-not that the fair value of the reporting unit is less than its carrying amount. We elected to bypass the qualitative assessment and proceed directly to perform quantitative assessment for the Cloud service and solutions reporting unit. The fair value of this reporting unit has been determined using the income approach based on financial budgets covering a five-year period approved by management. Significant assumptions used included projected revenue growth rates, terminal growth rate, and discount rate. The projected annual revenue growth rates used for each of the first five years is not more than 22.0%. The terminal growth rate beyond the five-year period is 2.3%, and the post-tax discount rate is 15.0%. As of June 30, 2022, as the fair value of the Cloud service and solutions reporting unit amounted to RMB9,069.0 million exceeded its carrying amount of RMB8,173.6 million, no impairment loss was recognized.
A sensitivity analysis of the goodwill impairment shows that, with all other variables hold constant, a decrease of 1.0% in the projected annual revenue growth rates would cause the fair value of the Cloud services and solutions reporting unit decrease by RMB362.0 million; a decrease of 0.5% in the terminal growth rate would cause the fair value of the reporting unit decrease by RMB232.0 million; and an increase of 0.5% in the discount rate would cause the fair value of the reporting unit decrease by RMB379.0 million. With all other variables hold constant, a decrease of 2.55% in the projected annual revenue growth rates, a decrease of 1.25% in the terminal growth rate or an increase of 2.17% in the discount rate would cause the carrying amount of the Cloud services and solutions reporting unit to exceed its fair value. For details of the assessment and related sensitivity analysis, please refer to Note 10 to the Accountants’ Report in Appendix IA to the Listing Document.
Operating lease Liabilities
Our operating leases are mainly related to office space and buildings. Our operating lease liabilities increased from nil as of December 31, 2019 to RMB259.4 million as of December 31, 2020, primarily due to the adoption of ASU No. 2016-02, Leases, on January 1, 2020 by modified retrospective method. Our lease liabilities were RMB266.9 million (US$41.9 million) and RMB239.1 million (US$35.7 million) as of December 31, 2021 and June 30, 2022, respectively. The decrease of operating lease liabilities from December 31, 2021 to June 30, 2022 was primarily due to lease payments made by us.
Accounts Payable
Our accounts payable represent payable to suppliers for their goods and services provided, such as IDC expenses. Our accounts payable increased from RMB1,254.6 million as of December 31, 2019 to RMB2,057.4 million as of December 31, 2020 and further to RMB2,938.6 million (US$461.1 million) as of December 31, 2021, primarily due to our increased IDC costs. Our accounts payable decreased to RMB2,409.1 million (US$359.7 million) as of June 30, 2022, primarily due to our settlement of accounts payables. Our suppliers generally offer us credit terms ranging from 30 days to 180 days.

FINANCIAL INFORMATION

The following table sets forth our accounts payable turnover days for the periods indicated. Accounts payable turnover days for a period equals the average of the opening and closing accounts payable balance including trade payables included in amounts due to related parties divided by the total cost of revenue for that period and multiplied by the number of days in that period. The average accounts payable turnover days increased throughout the Track Record Period.
	For the Year Ended December 31,			For the Six Months Ended June 30,
	2019	2020	2021	2021	2022
				(unaudited)	(unaudited)
	(days)
Average accounts payable turnover days	98	101	107	115	124
The following table sets forth the aging analysis of our accounts payable as of the dates indicated.
	As of December 31,				As of June 30,
	2019	2020	2021		2022
	RMB	RMB	RMB	US$	RMB	US$
					(unaudited)
	(in thousands)
Accounts payable
Within 3 months	1,018,064	1,446,965	1,340,662	210,379	741,829	110,752
Between 4 months and 1 year	158,132	449,649	1,209,146	189,741	1,175,698	175,527
More than 1 year	78,393	160,741	388,824	61,015	491,607	73,395
Total	1,254,589	2,057,355	2,938,632	461,135	2,409,134	359,674
As of November 30, 2022, RMB1,443.2 million, or 59.9% of our accounts payable outstanding as of June 30, 2022, had been subsequently settled.
Accrued Expenses and Other Current Liabilities
Our accrued expenses and other current liabilities consist primarily of purchases of property and equipment, salary and welfare payable and customer advances. The following table sets forth the breakdown of accrued expenses and other current liabilities as of the dates indicated:
	As of December 31,				As of June 30,
	2019	2020	2021		2022
	RMB	RMB	RMB	US$	RMB	US$
					(unaudited)
	(in thousands)
Customer advances	79,608	191,357	378,957	59,467	376,016	56,138
Salary and welfare payable	136,762	117,506	600,775	94,275	573,403	85,607
Purchase of property and equipment	609,363	181,038	759,391	119,165	264,385	39,472
Acquisition of equity investments	15,500	—	—	—	—	—
Accrued expenses	67,027	44,559	116,021	18,206	119,826	17,890
Other tax and surcharges payable	10,608	25,227	91,287	14,325	100,617	15,022
Deferred government grants	7,919	10,321	8,488	1,332	12,257	1,830
Purchase consideration payable	—	—	148,038	23,230	1,219,591	182,080
Individual income tax payable	—	231,377	48,949	7,681	3,801	567

FINANCIAL INFORMATION

	As of December 31,				As of June 30,
	2019	2020	2021		2022
	RMB	RMB	RMB	US$	RMB	US$
					(unaudited)
	(in thousands)
Others	22,426	43,989	71,934	11,288	78,511	11,720
Total	949,213	845,374	2,223,840	348,969	2,748,407	410,326

Our accrued expenses and other current liabilities decreased from RMB949.2 million as of December 31, 2019 to RMB845.4 million as of December 31, 2020, and then increased to RMB2,223.8 million (US$349.0 million) as of December 31, 2021. The increase from December 31, 2020 to December 31, 2021 was primarily attributable to the increased payments made for purchase of property and equipment and staff compensation, as well as the purchase consideration payable for our acquisition of Camelot Group recorded in 2021. Our accrued expenses and other current liabilities further increased to RMB2,748.4 million (US$410.3 million) as of June 30, 2022, primarily due to the reclassification of RMB1,180.5 million purchase consideration payable from our other liabilities as the remaining purchase consideration for our acquisition of Camelot Group will be settled by June 30, 2023 in accordance with the payment arrangement under the acquisition agreement, partially offset by the decrease of our purchase of property and equipment from RMB759.4 million (US$119.2 million) to RMB264.4 million (US$39.5 million) due to settlement of payables for purchase of property and equipment pursuant to the relevant purchase agreements.
Our purchase of property and equipment decreased from RMB609.4 million as of December 31, 2019 to RMB181.0 million as of December 31, 2020, primarily due to our settlement of payables for the purchase of property and equipment pursuant to the relevant purchase agreements. Our purchase of property and equipment increased from RMB181.0 million as of December 31, 2020 to RMB759.4 million (US$119.2 million) as of December 31, 2021, primarily attributable to the purchase of property and equipment due to our business expansion. Our purchase of property and equipment decreased from RMB759.4 million (US$119.2 million) as of December 31, 2021 to RMB264.4 million (US$39.5 million) as of June 30, 2022, primarily due to our settlement of payables for the purchase of property and equipment pursuant to the relevant purchase agreements.
Income Tax Payable
We recorded income tax payable of RMB11.9 million, RMB20.6 million and RMB60.2 million (US$9.4 million) as of December 31, 2019, 2020 and 2021, respectively, primarily due to the increase of our taxable income. Our income tax payable decreased from December 31, 2021 to RMB43.2 million (US$6.4 million) as of June 30, 2022 primarily due to the settlement of our income tax payables.
Related Party Transactions
Amounts due from related parties
Our amounts due from related parties during the Track Record Period primarily consisted of account receivables for cloud services we provided to related parties. We recorded amounts due from related parties of RMB134.0 million, RMB210.8 million, RMB212.9 million (US$33.4 million) and RMB362.7 million (US$54.2 million) as of December 31, 2019, 2020, 2021 and June 30, 2022, respectively. The balances of our amount due from related parties are primarily trade in nature.
Amounts due to related parties
We recorded amounts due to related parties of RMB104.3 million, RMB113.0 million, RMB1,309.3 million (US$205.5 million) and RMB1,180.4 million (US$176.2 million) as of December 31, 2019, 2020, 2021 and June 30, 2022, respectively. The significant increase from RMB113.0 million as of

FINANCIAL INFORMATION

December 31, 2020 to RMB1,309.3 million (US$205.5 million) as of December 31, 2021 was primarily because (i) we entered into a loan agreement with Kingsoft Group for an aggregate principal amount of RMB500.0 million (US$78.5 million) bearing a fixed annual interest rate of 4.65%, which was fully repaid in November 2022; and (ii) we entered into several loan agreements with Xiaomi Group which are secured by our electronic equipment. As of September 30, 2022, the current portion of the loans was RMB326.0 million, and the non-current portion of the loans were RMB428.2 million, respectively. No subsequent repayment was made since September 30, 2022. Under the terms of these loan agreements with Xiaomi, the Group will repay the loan in fixed quarterly installments over three years and in full by 2024. The balances of our amounts due to related parties primarily related to the aforementioned loans, which are non-trade in nature. These loans will be settled in accordance with the terms of relevant loan agreements, under which they will not be fully settled before Listing. Such transactions will constitute our continuing connected transactions with Xiaomi Group after Listing. See section headed “Connected Transactions — C. Non-exempt Continuing Connected Transactions — 1. Framework Agreement with Xiaomi” for details of such continuing connected transactions with Xiaomi Group. Notwithstanding the financial assistance received from Xiaomi Group, our Directors believe that we are financially independent from Xiaomi Group on the basis that we have a strong financial position and have sufficient funds to operate our business independently, considering that (i) our cash and cash equivalents amounted to RMB3,423.5 million as of October 31, 2022, (ii) our short-term investments amounted to RMB1,343.6 million as of October 31, 2022, which consisted of cash deposits at fixed rates with original maturities within 12 months and provided us with sufficient liquidity and financial security; and (iii) our total bank loan facility from independent third party banks amounted to RMB1,571.0 million (US$234.5 million) as of October 31, 2022 while our total unutilized portion amounted to approximately RMB511.5 million (US$70.0 million), all of which were obtained in the form of unsecured loans with no guarantees provided by Xiaomi Group and were not restricted for any specific purposes by the relevant independent third party banks. Considering (i) the total amount due to Xiaomi Group represented no more than 15% of our total cash and cash equivalent and short-term investments as of June 30, 2022; (ii) we have unutilized bank loan facility of RMB304.7 million (US$45.5 million) from independent third party banks as of June 30, 2022; and (iii) our improving performances on operating cash flow positions as of June 30, 2022, our Directors were of the view that, notwithstanding the recorded net operating cash outflow during the Track Record Period and even if the Company were to repay the amounts due to Xiaomi Group under the relevant loan agreements, we have sufficient working capital for our present requirements and for the next 12 months from the date of the Listing Document, and that our business will be sustainable without any financial support from Xiaomi Group. All the balances with related parties except for the loans from Xiaomi Group were unsecured.
The below table sets forth the details of our related party balances.
	As of December 31,			As at June 30,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB
				(unaudited)
	(in thousands)
Amounts due from related parties:
Trade related:
Xiaomi Group	63,859	165,568	175,170	280,042
Cheetah Group	1,932	—	—	—
Kingsoft Group	34,800	35,653	26,868	49,498
Others	—	—	—	22,334
Non-trade related:
Kingsoft Group*	8,916	9,605	10,863	10,868
Senior executives**	24,461	—	—	—
	133,968	210,826	212,901	362,742
Amounts due to related parties:
Trade related:

FINANCIAL INFORMATION

	As of December 31,			As at June 30,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB
				(unaudited)
	(in thousands)
Kingsoft Group	52,625	51,010	15,092	13,272
Xiaomi Group	22,350	32,704	55,853	41,794
Non-trade related:
Kingsoft Group***	29,284	29,284	529,284	529,284
Xiaomi Group****	—	—	709,088	596,084
	104,259	112,998	1,309,317	1,180,434

*
Prior to the Company’s IPO on NASDAQ in 2020, the Company was Kingsoft Group’s subsidiary. As such, Kingsoft Group had granted restricted shares to the Company’s employees in the PRC for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group’s operations. Upon the vesting of the restricted shares which was partially sold out by Kingsoft Group for withholding individual income taxes purpose, the Company’s PRC subsidiaries settled the consideration from sales of the awarded shares on behalf of Kingsoft Group. However, due to the foreign currency conversion restrictions in the PRC, the non-trade related balances of RMB8.9 million, RMB9.6 million, RMB10.9 million and RMB10.9 million as of December 31, 2019, 2020, and 2021 and June 30, 2022, respectively, were not settled. We will settle these amounts when the foreign currency conversion restrictions in the PRC are lifted.

**
We provided interest bearing loans to senior executives, which were fully settled in February 2020.

***
During 2021, the Group entered into an unsecured loan agreement with Kingsoft Group for an aggregate principal amount of RMB500,000 bearing a fixed annual interest rate of 4.65%. The loan was fully repaid in November 2022.

****
During 2021, the Group entered into several loan agreements with a fixed interest rate of 4.36% with Xiaomi Group which are secured by the Group’s electronic equipment. Under the terms of the agreements, the Group will repay in fixed quarterly installments over 3 years.

Other Liabilities
Our other liabilities primarily consist of deferred government grants, purchase consideration payable and others. We recorded other liabilities of nil, RMB40.6 million, RMB1,232.7 million (US$193.4 million) and RMB206.6 million (US$30.8 million) as of December 31, 2019, 2020, 2021, and June 30, 2022, respectively. The significant increase in our other liabilities from December 31, 2020 to December 31, 2021 was primarily due to the increase in the non-current portion of purchase consideration payable from nil to RMB1,180.5 million (US$185.2 million), which represents the purchase consideration to acquire Camelot Group to be settled by June 30, 2023, of which the majority is expected to be settled by ordinary shares. See Exhibit 99.1 entitled ‘‘Kingsoft Cloud Holdings Limited Unaudited Interim Condensed Consolidated Financial Statements’’ to the Form 6-K dated December 23, 2022. The significant decrease in our other liabilities from December 31, 2021 to June 30, 2022 was primarily due to the reclassification of RMB1,180.5 million purchase consideration payable to accrued expenses and other liabilities as the remaining purchase consideration for our acquisition of Camelot Group will be settled by June 30, 2023, and partially offset by RMB126.0 million (US$18.8 million) of finance lease liabilities.
Bank Loans
Our short-term bank loans increased from nil as of December 31, 2019 to RMB278.5 million as of December 31, 2020, and further increased to RMB1,348.2 million (US$211.6 million) as of December 31, 2021, primarily due to increased bank loans for cash management purposes. Our short-term bank loans decreased from RMB1,348.2 million (US$211.6 million) as of December 31, 2021 to RMB1,266.3 million (US$189.0 million) as of June 30, 2022. All of our short-term bank loans as of December 31, 2019, 2020, 2021, and June 30, 2022 were unsecured. The weighted average interest rate for the outstanding short-term bank loans as of December 31, 2019, 2020, 2021 and June 30, 2022 was nil, 4.28%, 4.59% and 4.44%, respectively.
In June 2016, we entered into a long-term loan facility for an aggregate principal amount of RMB400.0 million with a bank in Beijing bearing a fixed annual interest rate of 90% of the benchmark

FINANCIAL INFORMATION

five-year lending rate published by the PBOC, guaranteed by Kingsoft Group. See “— Material Related Party Transactions.” Therefore, we recorded RMB174.4 million of secured and guaranteed long-term bank loans as of December 31, 2019, of which the current portion was RMB100.0 million. As a result of our repayment and due date became within 1 year, we had RMB74.4 million of secured and guaranteed long-term bank loans as of December 31, 2020, all of which were recorded as current liabilities. The interest rate for the long-term bank loan as of December 31, 2019 and 2020, was approximately 4.3% and 4.3%, respectively. We repaid the loan in full on July 19, 2021.
As of June 30, 2022, we had utilized RMB1,266.3 million (US$189.0 million) from our secured banking facilities, and RMB304.7 million (US$45.5 million) remained unutilized under our banking facilities. There are no commitment fees and conditions under which lines may be withdrawn associated with our unused facilities.
KEY FINANCIAL RATIOS
The following table sets forth certain of our key financial ratios for the periods indicated.
	As of or for the year ended December 31,			As of or for the Six Months Ended June 30,
	2019	2020	2021	2021	2022
				(unaudited)	(unaudited)
Revenue growth	N/A	66.2%	37.8%	N/A	2.3%
Gross profit margin	0.2%	5.4%	3.9%	5.9%	3.6%
Gearing Ratio*	4.9%	7.4%	24.6%	N/A	25.5%
Current Ratio**	1.7	2.8	1.7	N/A	1.4

*
Calculated by dividing the sum of bank loans, loans from related parties and lease liabilities by total equity (including total mezzanine equity and total shareholders’(deficit) equity) and multiplied by 100%.

**
Calculated by dividing total current assets by total current liabilities.

As a result of our continuous business expansion, our revenue growth rate was 66.2% in 2020 compared to 2019, 37.8% in 2021 compared to 2020 and 2.3% for the six months ended June 30, 2022 compared to the same period in 2021.
LIQUIDITY AND CAPITAL RESOURCES
Our sources of liquidity primarily consist of net proceeds from the sale and issuance of our shares, including the net proceeds we received from our US IPO and follow-on offering in 2020, and proceeds from financing facilities such as bank loans and related party loans, which have historically been sufficient to meet our working capital and capital expenditure requirements. As of the Latest Practicable Date, we have utilized a total of US$633 million of the net proceeds we received from our US IPO and follow-on offering in 2020. Our cash and cash equivalents consist of cash on hand and time deposits placed with banks which are unrestricted as to withdrawal or use and have original maturities of less than three months. As of October 31, 2022, we had RMB4,767.1 million (US$652.6 million) in cash and cash equivalents and short-term investment, which included cash deposits at fixed rates. As of October 31, 2022, substantially all of our cash and cash equivalents were located in the PRC and Hong Kong. As of October 31, 2022, we had RMB511.5 million (US$70.0 million) unutilized banking facilities.
We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the

FINANCIAL INFORMATION

amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer. See “Risk Factors —Risks Relating to Our Business and Industry — We require a significant amount of capital to fund our operations and respond to business opportunities. If we cannot obtain sufficient capital on acceptable terms, or at all, our business, financial condition and results of operations may be materially and adversely affected.”
Additionally, we have historically been loss-making, and we had been generating net operating cash outflows during the Track Record Period. We generated net loss of RMB1,111.2 million, RMB962.2 million and RMB1,591.8 million (US$249.8 million) in 2019, 2020 and 2021, respectively, and RMB602.8 million and RMB1,365.3 million (US$203.8 million) during six months ended June 30, 2021 and 2022, respectively. As of June 30, 2022, we had an accumulated deficit of RMB8,815.0 million (US$1,316.0 million). We recorded net operating cash outflows of RMB439.1 million, RMB290.4 million, RMB708.9 million (US$111.2 million) and RMB282.4 million (US$42.2 million) in 2019, 2020, 2021 and six months ended June 30, 2022, respectively. If we are unable to achieve and sustain profitability, or if we experience net operating cash outflows again in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected. See “Risk Factors —Risks Relating to Our Business and Industry — We have a history of net loss and we may not be able to achieve or subsequently maintain profitability.”
Working Capital
Taking into account (i) the financial resources available to us, including a total of RMB4,767.1 million (US$652.6 million) cash resources as of October 31, 2022 (that include cash and cash equivalents and short-term investments), (ii) currently available financing facilities, including RMB511.5 million (US$70.0 million) unutilized banking facilities as of October 31, 2022, and our ability to obtain additional financing facilities, and (iii) our plans to continue to enhance our financial performance, details of which are set out in “Business — Business Sustainability and Path to Profitability,” our Directors believe that we have sufficient working capital for our present requirements and for the next 12 months from the date of the Listing Document.

FINANCIAL INFORMATION

Cash Flows
The following table presents our consolidated cash flow data for the periods presented.
	For the Year Ended December 31,				For the Six Months Ended June 30,
	2019	2020	2021		2021	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
					(unaudited)	(unaudited)
	(in thousands)
Operating cash flows before movements in working capital	(325,807)	9,109	(283,269)	(44,451)	(34,006)	(147,296)	(21,991)
Changes in operating assets and liabilities	(113,325)	(299,542)	(425,600)	(66,785)	(726,795)	(135,105)	(20,170)
Net cash used in operating activities	(439,132)	(290,433)	(708,869)	(111,236)	(760,801)	(282,401)	(42,161)
Net cash generated from/(used in) investing activities	883,247	(4,314,003)	(421,623)	(66,162)	(294,546)	(1,257,570)	(187,750)
Net cash generated from financing activities	64,507	6,124,153	2,212,487	347,187	601,302	(214,796)	(32,069)
Net increase/(decrease) in cash, cash equivalents and restricted cash	508,622	1,519,717	1,081,995	169,789	(454,045)	(1,754,767)	(261,980)
Cash, cash equivalents and restricted cash at beginning of the year/period	1,507,071	2,023,263	3,424,674	537,406	3,424,674	4,456,621	665,356
Effect of exchange rate changes on cash, cash equivalents and restricted cash	7,570	(118,306)	(50,048)	(7,854)	(16,010)	74,916	11,185
Cash, cash equivalents and restricted cash at end of the year/period	2,023,263	3,424,674	4,456,621	699,341	2,954,619	2,776,770	414,561
During the Track Record Period and up to the Latest Practicable Date, our principal sources of liquidity have been cash generated from financing activities.
Operating Activities
Net cash used in operating activities was RMB282.4 million (US$42.2 million) during the six months ended June 30, 2022. The difference between our net loss of RMB1,365.3 million (US$203.8 million) and the net cash used in operating activities was mainly due to (i) the depreciation and amortization of RMB578.2 million (US$86.3 million), (ii) an increase of accounts receivable of RMB564.5 million (US$84.3 million), (iii) share-based compensation of RMB206.7 million (US$30.9 million) and (iv) foreign exchange loss of RMB248.0 million (US$37.0 million), partially offset by a decrease in accounts payable of RMB504.8 million (US$75.4 million).
Net cash used in operating activities was RMB708.9 million (US$111.2 million) in 2021. The difference between our net loss of RMB1,591.8 million (US$249.8 million) and the net cash used in operating activities was mainly due to (i) depreciation and amortization of RMB855.6 million (US$134.3 million) primarily in connection with our property and equipment, (ii) an increase in accounts payable of RMB593.4 million (US$93.1 million), which was in line with our increased cost of revenues, and (iii) share-based compensation of RMB434.4 million (US$68.2 million) to our employees, partially offset by an increase in accounts receivable of RMB947.8 million (US$148.7 million) primarily due to our overall business growth.
Net cash used in operating activities was RMB290.4 million in 2020. The difference between our net loss of RMB962.2 million and the net cash used in operating activities was mainly due to (i) an increase in accounts payable of RMB804.2 million, which was in line with our increased IDC costs, (ii) depreciation and amortization of RMB758.0 million primarily in connection with our property and equipment and (iii) share-based compensation of RMB330.1 million to our employees, partially offset by an increase in accounts receivable of RMB1,024.1 million primarily due to our overall business growth.

FINANCIAL INFORMATION

Net cash used in operating activities was RMB439.1 million in 2019. The difference between our net loss of RMB1,111.2 million and the net cash used in operating activities was mainly due to (i) depreciation and amortization of RMB604.6 million primarily attributable to our increased investment in property and equipment, (ii) an increase in accounts payable of RMB533.8 million, which was in line with our increased IDC costs, and (iii) share-based compensation of RMB121.3 million to our employees, partially offset by an increase in accounts receivable of RMB823.0 million primarily due to our overall business growth.
Our ability to improve our net operating cash flow is largely dependent on our ability to improve profitability. For details of our plan to improve our financial performance, see “Business — Business Sustainability and Path to Profitability.” With our improving profitability, we also expect our operating cash flow to improve concurrently. Moreover, we plan to enhance our working capital management efficiency to improve our net operating cash outflow positions. We usually grant a credit term ranging from 30 to 180 days to our customers. We maintain strict control over our outstanding receivables and our overdue balances are regularly reviewed by our senior management. Meanwhile, we manage and negotiate flexible credit terms with our suppliers to improve our cash position. For most of our suppliers, the credit terms offered to us range from 30 days to 180 days. We expect that our working capital management will be further improved considering that (i) as we scale up, we expect to have stronger bargaining power against our suppliers and are thus able to obtain more favorable credit terms, and (ii) as we build trust with our customers and gain more bargaining power as our business develops, we are able to negotiate for shorter credit terms with our customers. We also proactively review and adjust our cash management policy and working capital needs according to general economic conditions and our near term business plans. Especially for enterprise cloud services, we focused on the customers’ credibility, financial and liquidity condition to ensure the accounts receivable recoverability. Moreover, we have also enhanced on the collection efforts on the accounts receivables.
In the second and third quarters of 2022, we recorded net operating inflows of RMB343.6 million and RMB100.9 million, respectively. We achieved positive net operating cash flow in the second and third quarters of 2022 primarily because of improvement of accounts receivable recoveries and accounts payables. Our recoveries of accounts receivable improved significantly, as demonstrated by (i) the RMB588.8 million and RMB210.4 million decrease of accounts receivable were in the second quarter and in the third quarter, respectively, compared with an increase of accounts receivable of RMB24.3 million in the first quarter, and (ii) other than Camelot Group, cash payments from Kingsoft Cloud’s customers amounting to RMB5,439 million and RMB5,355 million for the nine months ended September 30, 2021, and 2022, respectively, representing 87.8% and 123.1% of revenues for the same periods, respectively, demonstrating our improved collection of accounts receivable in 2022. The improvement was mainly due to (i) our enhanced collection efforts, such as adjusting our monthly accounts collection targets as well as promptly following up with collection of accounts receivable; and (ii) our stringent project selection favoring customers with strong liquidity position and low credit risk. In addition, our accounts payable decreased by RMB165.6 million and increased by RMB7.5 million in the second quarter and the third quarter, respectively, compared with a decrease of RMB339.3 million in the first quarter. The improvement was primarily due to our enhanced payment management, such as adjusting our monthly payment plans and firming our payment approval process.
Investing Activities
Net cash used in investing activities was RMB1,257.6 million (US$187.8 million) during the six months ended June 30, 2022, which was mainly attributable to (i) purchase of short-term investments of RMB2,222.9 million (US$331.9 million) and (ii) purchase of property and equipment of RMB1,062.1 million (US$158.6 million), partially offset by proceeds from maturities of short-term investments RMB2,218.9 million (US$331.3 million).
Net cash used in investing activities was RMB421.6 million (US$66.2 million) in 2021, which was mainly attributable to (i) purchase of short-term investments of RMB2,568.3 million (US$403.0 million) and (ii) purchase of property and equipment of RMB723.3 million (US$113.5 million), partially offset by proceeds from maturities of short-term investments of RMB2,720.2 million (US$426.9 million).

FINANCIAL INFORMATION

Net cash used in investing activities in 2020 was RMB4,314.0 million, which was mainly attributable to (i) purchase of short-term investments of RMB5,607.7 million and (ii) purchase of property and equipment of RMB1,559.9 million, partially offset by proceeds from maturities of short-term investments of RMB2,891.6 million.
Net cash generated from investing activities in 2019 was RMB883.2 million, which was mainly attributable to the proceeds from maturities of short-term investments of RMB3,107.6 million, partially offset by (i) purchases of short-term investments of RMB1,112.0 million and (ii) the purchase of property and equipment of RMB999.5 million.
Financing Activities
Net cash used in financing activities was RMB214.8 million (US$32.1 million) during the six months ended June 30, 2022, which was mainly attributable to (i) repayment of short-term bank loans of RMB573.2 million (US$85.6 million), and (ii) repayment of loans due to a related party of RMB110.5 million (US$16.5 million), partially offset by proceeds from short-term bank loans of RMB491.3 million (US$73.4 million).
Net cash generated from financing activities was RMB2,212.5 million (US$347.2 million) in 2021, which was mainly attributable to (i) proceeds from short-term bank loans of RMB1,540.2 million (US$241.7 million), (ii) proceeds from loans due to related parties of RMB1,192.5 million (US$187.1 million), partially offset by repayment of short-term bank loans of RMB496.7 million (US$77.9 million).
Net cash generated from financing activities in 2020 was RMB6,124.2 million, which was mainly attributable to (i) proceeds from our US IPO, net of offering costs of RMB3,933.4 million, (ii) proceeds from follow-on offering, net of offering costs of RMB1,876.3 million, partially offset by repayment of long-term bank loans of RMB100.0 million, (iii) proceeds from short-term bank loans of RMB278.5 million, and (iv) proceeds from redeemable convertible preferred shares, net of issuance costs of RMB124.7 million.
Net cash generated from financing activities in 2019 was RMB64.5 million, which was mainly attributable to the proceeds from redeemable convertible preferred shares, net of issuance costs, of RMB349.4 million, partially offset by (i) the repayment of a loan due to Kingsoft Group of RMB225.0 million and (ii) the repayment of a long-term bank loan of RMB80.8 million.
CAPITAL EXPENDITURES
Our capital expenditures are incurred primarily in connection with purchases of property and equipment and intangible assets. Our capital expenditures were RMB999.7 million, RMB1,591.6 million, RMB735.4 million (US$115.4 million), RMB435.2 million and RMB1,073.2 million (US$160.2 million) in 2019, 2020, 2021, the six months ended June 30, 2021 and the six months ended June 30, 2022, respectively. Our purchases of property and equipment were RMB999.5 million, RMB1,559.9 million, RMB723.3 million (US$113.5 million), RMB430.8 million and RMB1,062.1 million (US$158.6 million), accounting for 100.0%, 98.0%, 98.4%, 99.0% and 99.0% of our capital expenditures in 2019, 2020, 2021, the six months ended June 30, 2021 and the six months ended June 30, 2022, respectively. For our future commitments for capital expenditure, see “— Contractual Obligations.”We intend to fund our future capital expenditures with an existing cash balance and cash generated from operating activities. We will continue to make capital expenditures to meet the expected growth of our business.
RECONCILIATION BETWEEN U.S. GAAP AND IFRS
It should be noted that the consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS. The effects of material differences between our Historical Financial Information prepared under U.S. GAAP and IFRS are as follows:

FINANCIAL INFORMATION

Reconciliation of net loss attributable to ordinary shareholders of Kingsoft Cloud Holdings Limited in the consolidated statements of comprehensive profit or loss
	For the Year Ended December 31,			For the Six Months Ended June 30,
	2019	2020	2021	2021	2022
	RMB	RMB	RMB	RMB	RMB
				(unaudited)	(unaudited)
	(in thousands)
Net loss attributable to ordinary shareholders as reported under U.S. GAAP	(1,160,924)	(982,027)	(1,588,712)	(602,818)	(1,356,246)
IFRS adjustments
Preferred Shares	(612,234)	(286,270)	—	—	—
Operating leases	(230)	(7,401)	(5,217)	(2,833)	(1,691)
Equity investments	(4,825)	(11,033)	(46,156)	779	(9,310)
Share-based compensation	11,385	16,728	6,561	1,792	4,891
Issuance costs	(8,920)	(11,745)	—	—	(21,273)
Provision for credit losses	6,634	(4,645)	—	—	—
Net loss attributable to ordinary shareholders as reported under IFRS (unaudited)	(1,769,114)	(1,286,393)	(1,633,524)	(603,080)	(1,383,629)
	As of December 31,		As of June 30,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB
			(unaudited)	(unaudited)
	(in thousands)
Total shareholders’ (deficit) equity as reported under U.S. GAAP	(4,197,259)	8,240,050	11,492,423	10,715,258
IFRS adjustments
Preferred Shares	794,689	—	—	—
Operating leases	(223)	(7,629)	(12,842)	(14,539)
Equity investments	(4,825)	(15,858)	(62,014)	(71,324)
Share-based compensation	—	—	—	—
Issuance costs	(9,003)	—	—	(21,862)
Provision for credit losses	(1,039)	(5,684)	—	—
Total shareholders’ (deficit) equity as reported under IFRS (unaudited)	(3,417,660)	8,210,879	11,417,567	10,607,533
Preferred shares
Under U.S. GAAP, SEC guidance provides for mezzanine-equity (temporary equity) category for financial instruments that are not mandatorily redeemable in addition to the financial liability and permanent equity categories. The Company classified the convertible preferred shares and redeemable convertible preferred shares as mezzanine equity in the consolidated balance sheets, net of issuance costs, and recognized accretion to the respective redemption value.

FINANCIAL INFORMATION

Under IFRSs, the redeemable convertible preferred shares are split and accounted for as follows: (i) financial liability stated at amortized cost for the host financial liability; (ii) derivative financial liability measured at fair value with changes in fair value through profit or loss for the conversion rights; and (iii) the residual amount recorded in equity.
Under U.S. GAAP, the Company does not recognize a receivable for share subscription before these proceeds are received, while under IFRSs, the Company recognizes a receivable upon issuance of the shares.
Operating leases
Under U.S. GAAP, the Group adopted ASC 842 from January 1, 2020, while under IFRSs, the Group adopted IFRS 16 from January 1, 2019. Accordingly, the reconciliation represents timing difference in the operating leases to reflect the effect of adoption of IFRS 16 in the year ended December 31, 2019.
Under ASC 842, the Group remeasures lease liabilities for operating leases at the present value of the remaining lease payments, while right-of-use assets are remeasured at the amount of the lease liability, adjusted for the remaining balance of any lease incentives received, cumulative prepaid or accrued rents, unamortized initial direct costs and any impairment. This treatment under U.S. GAAP results in straight line expense being incurred over the lease term.
Under IFRS 16, the amortization of right-of-use assets is on a straight-line basis while interest expenses related to lease liabilities are measured on the basis that the lease liabilities are measured at amortized cost, which would generally result in more expense recorded in the earlier years of the lease.
Equity investments
Equity investments primarily comprise of investments that are not in-substance common stock. Under U.S. GAAP, if such investments do not have readily determinable fair value and do not qualify for the existing practical expedient in ASC 820 to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure all its investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.
Under IFRSs, investments over which the Group is in a position to exercise significant influence or has joint control are stated in the consolidated balance sheets at the Group’s share of net assets under the equity method of accounting, less any impairment losses.
Share-based compensation
Under U.S. GAAP, the Group elected to account for forfeitures as they occur.
Under IFRSs, the share-based compensation expenses for the share options and restricted share units that have satisfied the service condition were recorded with the likelihood of the conditions being met and assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest.
Under U.S. GAAP, the service inception date usually is the grant date, but may precede the grant date only if (1) an award is authorized, (2) service begins before a mutual understanding of the key terms and conditions of a share-based payment award is reached, and (3) either (a) the award’s terms do not include a substantive future requisite service condition that exists at the grant date or (b) the award contains a market or performance condition that if not satisfied during the service period preceding the grant date and following the inception of the arrangement results in forfeiture of the award. The service inception date related with the Group’s share-based awards is the grant date.
Under IFRSs, the service inception date usually is the grant date, but may precede the grant date if services are received prior to the grant date. In this situation, the Group estimated the grant date fair value of the equity instruments to recognize the services received during the period between the service inception date

FINANCIAL INFORMATION

and the grant date, and revised the earlier estimate once the grant date has been established so that the amounts recognized for services received are ultimately based on the grant date fair value of the equity instruments.
Issuance costs
Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds from the offering.
Under IFRSs, such issuance costs apply different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in profit or loss.
Provision for credit losses
Under U.S. GAAP, the Group adopted ASC 326 from January 1, 2021, while under IFRSs, the Group has adopted IFRS 9 from January 1, 2018. Accordingly, the reconciliation represents timing difference in the credit losses to reflect the effect of IFRS 9 in the year ended December 31, 2019 and 2020.
INDEBTEDNESS
During the Track Record Period, our indebtedness mainly consisted of (i) bank loans, (ii) loans from related parties, (iii) operating lease liabilities, (iv) finance lease liability, and (v) other indebtedness representing the purchase consideration payable to acquire Camelot Group. The following table sets forth details of our indebtedness as of the dates indicated:
	As of December 31,				As of June 30,		As of October 31,
	2019	2020	2021		2022		2022(1)
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$
					(unaudited)		(unaudited)
	(in thousands)
Borrowings:
Bank loans	174,351	352,839	1,348,166	211,557	1,266,270	189,049	1,059,500	145,042
Loans from related parties	—	—	1,209,088	189,732	1,096,084	163,641	907,910	124,290
Operating lease liabilities	—	259,427	266,879	41,879	239,053	35,690	236,905	32,431
Finance lease liability	—	—	—	—	125,984	18,809	128,480	17,588
Purchase consideration payable to acquire Camelot Group	—	—	1,328,508	208,472	1,219,591	182,080	1,204,160	164,845

Note:
(1)
The estimated preliminary unaudited selected financial data as of October 31, 2022 have been prepared by, and are the responsibility of, our management. Our independent registered public accounting firm has not audited, performed a review specified by the PCAOB for a review of interim financial information as described in AS 4105, Reviews of Interim Financial Information, or performed any procedures with respect to the estimated preliminary financial results.

Borrowings
Our short-term bank loans were RMB174.4 million, RMB352.8 million, RMB1,348.2 million (US$211.6 million), RMB1,266.3 million (US$189.0 million) and RMB1,059.5 million (US$145.0 million) as of December 31, 2019, 2020, 2021, June 30, 2022 and October 31, 2022, respectively. See “— Discussion of Selected Items from the Consolidated Balance Sheets — Bank Loans.” As of October 31, 2022, we had utilized RMB1,059.5 million (US$145.0 million) from our secured banking facilities, and RMB511.5 million (US$70.0 million) remained unutilized under our banking facilities.

FINANCIAL INFORMATION

Our loans from related parties were nil, nil, RMB1,209.1 million (US$189.7 million), RMB1,096.1 million (US$163.6 million) and RMB907.9 million (US$124.3 million) as of December 31, 2019, 2020, 2021, June 30, 2022 and October 31, 2022, respectively, which were recorded as amounts due to related parties. See “— Discussion of Selected Items from the Consolidated Balance Sheets — Related Party Transactions — Amounts due to related parties.”
Operating lease Liabilities
As of June 30, 2022 and October 31, 2022, our operating lease liabilities were RMB239.1 million (US$35.7 million) and RMB236.9 million (US$32.4 million). See “— Discussion of Selected Items from the Consolidated Balance Sheets — Operating lease Liabilities.”
Finance lease liability
As of June 30, 2022 and October 31, 2022, our finance lease liabilities were RMB126.0 million (US$18.8 million) and RMB128.5 million (US$17.6 million). See “— Discussion of Selected Items from the Consolidated Balance Sheets — Other liabilities.”
Other Indebtedness
As of December 31, 2021, June 30, 2022 and October 31, 2022, the purchase consideration payable to acquire Camelot Group were RMB1,328.5 million (US$208.5 million), RMB1,219.6 million (US$182.1 million) and RMB1,204.2 million (US$164.8 million), respectively.
Contingent Liabilities
We did not have any material contingent liabilities as of December 31, 2019, 2020, 2021, June 30, 2022 and October 31, 2022.
Save as otherwise disclosed under sections headed “— Indebtedness” and “— Contractual Obligations,” we did not have any outstanding loan, capital issued or agreed to be issued, debt securities, mortgages, charges, debentures, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptance credits, hire purchase commitments or other contingent liabilities as of October 31, 2022, being the latest practicable date for our indebtedness statement.
CONTRACTUAL OBLIGATIONS
As of December 31, 2019, we had commitments for the construction of an exhibition hall of RMB21.6 million, which were scheduled to be paid within one year. As of December 31, 2020, we had commitments for the construction of a data center of RMB110.8 million, which were scheduled to be paid within one year. As of December 31, 2021, we had commitments for the construction of such data center of RMB46.4 million (US$7.3 million), which were scheduled to be paid within one year. As of June 30, 2022, we had commitments for the construction of such data center of RMB34.3 million (US$5.1 million), which were scheduled to be paid within one year.
As of June 30, 2022 and October 31, 2022, our outstanding purchase commitments for IDC services amounted to RMB1,052.2 million (US$157.1 million) and RMB513.1 million, respectively. These commitments arise from two non-cancelable one-year internet data center service agreements that we entered on May 23, 2022 and June 9, 2022, pursuant to which we have contractual minimum purchase commitments amounting to RMB1,250.0 million. We entered into such IDC service agreements with minimum purchase commitments in order to secure IDC resources and obtain favorable prices from suppliers. The committed minimum purchase amount is estimated based on our historical usage and expected business development strategies, while still ensuring the flexibility of procurement. The length of period covered by such agreements is consistent with our past practice and industry norm. We plan to settle the remaining purchase commitment using (i) our cash resources and (ii) our future operating cash flow.

FINANCIAL INFORMATION

OFF-BALANCE SHEET ARRANGEMENTS
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.
MATERIAL RELATED PARTY TRANSACTIONS
We enter into transactions with our related parties from time to time. Our Directors are of the view that each of the related party transactions set out in the financial statements in our 2021 Form 20-F and Exhibit 99.1 entitled ‘‘Kingsoft Cloud Holdings Limited Unaudited Interim Condensed Consolidated Financial Statements’’ to the Form 6-K dated December 23, 2022 was conducted in the ordinary course of business on an arm’s length basis and with normal commercial terms between the relevant parties. Our Directors are also of the view that our related party transactions during the Track Record Period would not distort our track record results or cause our historical results to become non-reflective of our future performance. For details of the balances with related parties categorized based on trade and non-trade nature, see the financial statements in our 2021 Form 20-F and Exhibit 99.1 entitled ‘‘Kingsoft Cloud Holdings Limited Unaudited Interim Condensed Consolidated Financial Statements’’ to the Form 6-K dated December 23, 2022.
HOLDING COMPANY STRUCTURE
Kingsoft Cloud Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and our Consolidated Affiliated Entities. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.
In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings. In accordance with PRC company laws, our Consolidated Affiliated Entities and PRC subsidiaries in China must make appropriations from their after-tax profit to fund certain statutory reserve funds until such reserve funds reach 50% of their respective registered capital. In addition, each of our PRC subsidiaries and Consolidated Affiliated Entities may allocate a portion of its after-tax profits to a discretionary surplus fund at its discretion. Remittance of dividends by our PRC subsidiaries out of China is subject to examination by the banks designated by SAFE.
As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fundraising activities to our PRC subsidiaries only through loans or capital contributions, and to our Consolidated Affiliated Entities only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our PRC subsidiaries and from making loans to our Consolidated Affiliated Entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business” in the Listing Document. As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and Consolidated Affiliated Entities when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated affiliated entity either through entrustment loans from our PRC subsidiaries to our Consolidated Affiliated Entities or direct loans to such consolidated affiliated entity’s nominee shareholders, which would be contributed to the consolidated variable entity as capital injections.

FINANCIAL INFORMATION

Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the consolidated affiliated entity’s share capital.
QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
Concentration of Credit Risk
Assets that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, and contract assets. We expect that there is no significant credit risk associated with cash and cash equivalents, restricted cash, and short-term investments, which were held by reputable financial institutions in the jurisdictions where we, our subsidiaries and Consolidated Affiliated Entities are located. We believe that it is not exposed to unusual risks as these financial institutions have high credit quality.
Accounts receivable and contract assets are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2019, 2020 and 2021, we had two customers, with accounts receivable balances exceeding 10% of the total accounts receivable balances. As of June 30, 2022, we had one customer accounted for more than 10% of the total accounts receivable balance. As of December 31, 2021, we had one customer, with contract asset balance exceeding 10% of the total contract assets balance. As of June 30, 2022, we had no customer, with a contract asset balance exceeding 10% of the total contract assets balance. The risks with respect to accounts receivable and contract assets are mitigated by credit evaluations we perform on our customers and its ongoing monitoring process of outstanding balances.
Business, Customer, Political, Social and Economic Risks
We participate in a dynamic and competitive high technology industry and believe that changes in any of the following areas could have a material adverse effect on our future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to existing competitors; new trends in new technologies and industry standards; control of telecommunications infrastructures by local regulators and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with our ability to attract and retain employees necessary to support our growth. Our operations could be adversely affected by significant political, economic and social uncertainties in the PRC.
Our top five customers in each year/period during the Track Record Period in aggregate accounted for 65.7%, 61.5%, 50.5% and 50.9% of our total revenues in 2019, 2020, 2021 and the six months ended June 30, 2022, respectively. Our largest customer in each year/period during the Track Record Period accounted for 30.9%, 28.1%, 21.9% and 19.3% of our total revenue for 2019, 2020, 2021 and the six months ended June 30, 2022, respectively.
Currency Convertibility Risk
We transact a majority of our business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

FINANCIAL INFORMATION

Foreign Currency Exchange Rate Risk
From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For the RMB against the U.S. dollar, there was depreciation of approximately 1.3% during the year ended December 31, 2019, and appreciation of approximately 6.3% and 2.3% during the years ended December 31, 2020 and 2021, respectively, and there were appreciation of approximately 1.0% during the six months ended June 30, 2021 and depreciation of approximately 5.1% during the six months ended June 30, 2022, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.
FINANCIAL INFORMATION OF CAMELOT GROUP
In September 2021, we completed the acquisition of Camelot Group, which mainly engaged in digital solutions and services for enterprise customers. The acquisition is expected to further develop our enterprise cloud services. The total purchase consideration was RMB5,290.6 million (US$830.2 million), which consisted of cash consideration of RMB752.0 million (US$118.0 million) and equity consideration of RMB4,538.6 million (US$712.2 million). See the financial statements in our annual report on Form 20-F for the fiscal year of 2021 and Exhibit 99.1 entitled ‘‘Kingsoft Cloud Holdings Limited Unaudited Interim Condensed Consolidated Financial Statements’’ to the Form 6-K dated December 23, 2022.
Set out below is selected pre-acquisition financial information of Camelot Group for the years ended December 31, 2019 and 2020, and the period from January 1, 2021 to September 3, 2021 in accordance with U.S. GAAP.
Principal Components of Statement of Comprehensive Income
The following table summarizes the statement of comprehensive income of Camelot Group for the periods indicated:
	For the year ended December 31,		For the period from January 1 to September 3,
	2019	2020	2021
	(RMB in thousands)
Revenue	1,647,644	1,676,022	1,288,720
Cost of revenue	(1,277,463)	(1,261,748)	(1,016,439)
Gross profit	370,181	414,274	272,281
Selling and marketing expenses	(43,835)	(66,275)	(37,646)
General and administrative expenses	(131,462)	(143,968)	(133,535)
Research and development expenses	(82,860)	(87,535)	(40,148)
Operating income	112,024	116,496	60,952
Interest income	1,434	2,034	2,105
Interest expense	(3,669)	(2,584)	(476)
Foreign exchange gain (loss)	7,530	(5,275)	(18,787)
Other income, net	10,117	12,741	6,018
Profit before income taxes	127,436	123,412	49,812
Income tax expense	(17,652)	(14,228)	(4,528)
Net income	109,784	109,184	45,284
Revenue
Leveraging its research and development capabilities, Camelot Group primarily offers enterprises digital solutions and related services, which are categorized under enterprise cloud services after our consolidation of

FINANCIAL INFORMATION

Camelot Group’s results. Camelot Group generally charges its customers service fees on a project basis based on performance completion. In 2019, 2020 and the period from January 1 to September 3, 2021, Camelot Group’s revenues were generally stable, being RMB1,647.6 million, RMB1,676.0 million and RMB1,288.7 million, respectively.
Cost of Revenue
Camelot Group’s cost of revenue primarily represents staff compensation incurred to provide enterprises digital solutions and related services to its customers. In 2019, 2020 and the period from January 1 to September 3, 2021, Camelot Group’s cost of revenue generally remained stable, being RMB1,277.5 million, RMB1,261.7 million and RMB1,016.4 million, respectively, in line with the revenues.
Selling and marketing expenses
Camelot Group’s selling and marketing expenses primarily consisted of staff expenses, including salaries, commissions, bonuses and benefits paid to sales and marketing personnel, share-based compensation, and miscellaneous expenses related to sales and marketing activities. Camelot Group’s selling and marketing expenses were RMB43.8 million, RMB66.3 million and RMB37.6 million in 2019, 2020 and the period from January 1 to September 3, 2021. The increase of selling and marking expenses from 2019 to 2020 was primarily because of the increase in staff compensation to sales and marketing personnel.
General and administrative expenses
Camelot Group’s general and administrative expenses primarily consisted of staff expenses, including salaries, commissions, bonuses and benefits paid to general and administrative personnel, share-based compensation, and miscellaneous expenses such as lease expenses for office space. Camelot Group’s general and administrative expense were RMB131.5 million, RMB144.0 million and RMB133.5 million in 2019, 2020 and the period from January 1 to September 3, 2021. The increase of general and administrative expenses from 2019 to 2020 was primarily because of the increase in staff expenses to general and administrative personnel.
Research and development expenses
Camelot Group’s research and development expenses primarily consisted of staff costs and technology service fees paid to third-parties. Camelot Group’s research and development expenses were RMB82.9 million, RMB87.5 million and RMB40.1 million in 2019, 2020 and the period from January 1 to September 3, 2021.
Operating income
As a result of the foregoing, Camelot Group had operating income of RMB112.0 million, RMB116.5 million and RMB61.0 million in 2019, 2020 and the period from January 1 to September 3, 2021, respectively.
Net income
Camelot Group had net income of RMB109.8 million, RMB109.2 million and RMB45.3 million, in 2019, 2020 and the period from January 1 to September 3, 2021, respectively. The difference between Camelot Group’s operating income and net income was primarily attributable to foreign exchange gain (loss) and income tax expense.
Camelot Group had foreign exchange gain of RMB7.5 million in 2019, foreign exchange loss of RMB5.3 million and RMB18.8 million in 2020 and the period from January 1 to September 3, 2021, respectively. The fluctuations in Camelot Group’s foreign exchange gain (loss) were primarily due to the fluctuations in exchange rates. Camelot Group had income tax expense of RMB17.7 million, RMB14.2 million, and RMB4.5 million in 2019, 2020 and the period from January 1 to September 3, 2021, respectively.

FINANCIAL INFORMATION

Liquidity and Capital Resources
In 2019, 2020 and the period from January 1 to September 3, 2021, Camelot Group had funded its working capital primarily from cash generated from its business operations. As of December 31, 2019, 2020 and September 2021, Camelot Group’s cash and cash equivalents were RMB474.2 million, RMB674.4 million and RMB618.4 million, respectively.
Cash flows
The following table sets forth selected cash flow statement information of Camelot Group for the periods indicated:
	For the year ended December 31,		For the period from January 1 to September 3,
	2019	2020	2021
	(RMB in thousands)
Net cash generated from (used in) operating activities	110,329	245,993	(47,481)
Net cash used in investing activities	(5,837)	(2,850)	(3,199)
Net cash (used in) generated from financing activities	(25,045)	(31,032)	10,000
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	6,673	(7,586)	(18,676)
Net increase (decrease) in cash and cash equivalents, and restricted cash	79,447	212,111	(40,680)
Cash and cash equivalents, and restricted cash at beginning of year/period	388,276	474,396	678,921
Cash and cash equivalents, and restricted cash at end of year/period	474,396	678,921	619,565
Cash flows from operating activities
For the year ended December 31, 2019, Camelot Group had net cash flows generated from operating activities of RMB110.3 million, which was primarily attributable to its net income of RMB109.8 million for the same period, adjustments for non-cash and non-operating items, and changes in operating assets and liabilities. The adjustments for non-cash and non-operating items primarily reflected share-based compensation of RMB12.7 million, partially offset by RMB7.5 million of foreign exchange gain. Changes in operating assets and liabilities primarily reflected (i) a decrease in accounts receivable of RMB34.6 million, and (ii) an increase in accrued expenses and other current liabilities of RMB34.1 million, partially offset by (i) an increase of prepayment and other assets of RMB20.9 million, (ii) a decrease of accounts payable of RMB23.5 million, and (iii) a decrease of amounts due to related parties of RMB28.0 million.
For the year ended December 31, 2020, Camelot Group had net cash flows generated from operating activities of RMB246.0 million, which was primarily attributable to its net income of RMB109.2 million for the same period, adjustments for non-cash and non-operating items, and changes in operating assets and liabilities. The adjustments for non-cash and non-operating items primarily reflected share-based compensation of RMB49.7 million. Changes in operating assets and liabilities primarily reflected (i) a decrease in accounts receivable of RMB55.3 million, (ii) an increase in accrued expenses and other current liabilities of RMB58.0 million, partially offset by (i) an increase in prepayment and other assets of RMB24.4 million, and (ii) a decrease in accounts payable of RMB12.4 million.
For the period from January 1 to September 3, 2021, Camelot Group had net cash flow used in operating activities of RMB47.5 million, which was primarily attributable to its net income of RMB45.3 million for the same period, adjustments for non-cash and non-operating items, and changes in operating assets and liabilities. The adjustments for non-cash and non-operating items primarily reflected (i) foreign exchange loss of RMB18.8 million, (ii) non-cash operating lease expense of RMB9.9 million, and (iii) provision for credit

FINANCIAL INFORMATION

losses of RMB10.4 million, partially offset by deferred taxes of RMB11.5 million. Changes in operating assets and liabilities primarily reflected (i) an increase in prepayment and other assets of RMB105.5 million primarily due to the increase of contract assets as a result of Camelot Group’s business growth, and (ii) an increase in accounts receivable of RMB36.3 million, partially offset by an increase in accrued expenses and other current liabilities of RMB54.4 million.
Cash flows from investing activities
Camelot Group’s net cash flows used in investing activities were RMB5.8 million, RMB2.9 million and RMB3.2 million in 2019, 2020 and the period from January 1 to September 3, 2021, respectively, primarily attributable to purchases of property and equipment, being RMB4.9 million, RMB2.9 million and RMB2.8 million in the same periods, respectively.
Cash flows from financing activities
Camelot Group’s net cash flows used in financing activities were RMB25.0 million and RMB31.0 million in 2019 and 2020, respectively, primarily reflecting its repayment of short-term bank loans of RMB110.0 million and RMB107.9 million, partially offset by proceeds from short-term bank loans of RMB85.0 million and RMB69.0 million, for the same years, respectively. Camelot Group’s net cash flows generated from financing activities were RMB10.0 million for the period from January 1 to September 3, 2021, primarily reflecting its proceeds from short-term bank loans of RMB20.0 million, offset by repayment of short-term bank loans of RMB10.0 million in the same period.
Current Assets and Liabilities
The following table sets forth the components of Camelot Group’s current assets and liabilities as of the dates indicated:
	As of December 31,		As of September 3,
	2019	2020	2021
	(RMB in thousands)
Current assets
Cash and cash equivalents	474,185	674,444	618,439
Restricted cash	211	4,477	1,126
Accounts receivable, net of allowance	289,241	233,734	260,877
Prepayments and other current assets	538,848	551,843	652,609
Total current assets	1,302,485	1,464,498	1,533,051
Current liabilities
Accounts payable	139,678	127,312	110,142
Accrued expenses and other liabilities	542,258	598,546	651,755
Short-term bank loans	48,930	10,000	20,000
Income tax payable	7,495	16,836	13,427
Amounts due to related parties	27,952	25,432	16,345
Current operating lease liabilities	—	9,911	12,168
Total current liabilities	766,313	788,037	823,837
Net current assets	536,172	676,461	709,214
Camelot Group’s net current assets increased from RMB536.2 million as of December 31, 2019 to RMB676.5 million as of December 31, 2020, primarily attributable to (i) an increase in cash and cash

FINANCIAL INFORMATION

equivalents from RMB474.2 million to RMB674.4 million, and (ii) a decrease in short-term bank loans from RMB48.9 million to RMB10.0 million, partially offset by (i) a decrease in net accounts receivable from RMB289.2 million to RMB233.7 million, and (ii) an increase in accrued expenses and other liabilities from RMB542.3 million to RMB598.5 million.
Camelot Group’s net current assets increased from RMB676.5 million as of December 31, 2020 to RMB709.2 million as of September 3, 2021, primarily attributable to (i) an increase in prepayments and other assets from RMB551.8 million to RMB652.6 million, (ii) an increase in net accounts receivable from RMB233.7 million to RMB260.9 million, partially offset by (i) a decrease in cash and cash equivalents from RMB674.4 million to RMB618.4 million, and (ii) an increase in accrued expenses and other liabilities from RMB598.5 million to RMB651.8 million.
Cash and cash equivalents
Camelot Group’s cash and cash equivalents primarily consisted of cash on hand and time deposits. As of December 31, 2019 and 2020 and September 3, 2021, Camelot Group’s cash and cash equivalents were RMB474.2 million, RMB674.4 million and RMB618.4 million, respectively. The increase of cash and cash equivalents from December 31, 2019 to December 31, 2020 was primarily attributable to Camelot Group’s increase of net cash flows generated from operating activities from RMB110.3 million to RMB246.0 million as of the same dates, respectively.
Restricted cash
Camelot Group’s restricted cash primarily consisted of advances paid by certain customers to guarantee Camelot Group’s performance under certain revenue contracts. As of December 31, 2019 and 2020 and September 3, 2021, Camelot Group’s restricted cash were RMB0.2 million, RMB4.5 million and RMB1.1 million, respectively.
Accounts receivables
Camelot Group’s accounts receivables primarily consisted of receivables from Camelot Group’s customers in consideration for the solutions and services provided. As of December 31, 2019 and 2020 and September 3, 2021, Camelot Group’s net accounts receivables were RMB289.2 million, RMB233.7 million and RMB260.9 million, respectively.
Prepayments and other assets
Camelot Group’s prepayments and other assets primarily consisted of (i) contract assets, representing Camelot Group’s rights to consideration for work completed in relation to its services performed but not billed at the report date, and (ii) contract costs, representing costs incurred in advance of revenue recognition arising from direct and incremental costs related to enterprise digital solution services provided. As of December 31, 2019, 2020 and September 3, 2021, Camelot Group’s prepayments and other assets were RMB538.8 million, RMB551.8 million and RMB652.6 million, respectively.
Accounts payable
Camelot Group’s accounts payable represent payable to suppliers for their services provided. As of December 31, 2019 and 2020 and September 3, 2021, Camelot Group’s accounts payable was RMB139.7 million, RMB127.3 million and RMB110.1 million, respectively.
Accrued expenses and other liabilities
Camelot Group’s accrued expenses and other liabilities primarily consisted of (i) salary and welfare payable, (ii) customer advances, representing contract liabilities for rendering services, and (iii) accrued

FINANCIAL INFORMATION

expenses. As of December 31, 2019, 2020 and September 3, 2021, Camelot Group’s accrued expenses and other liabilities were RMB542.3 million, RMB598.5 million and RMB651.8 million, respectively.
Short-term bank loans
Camelot Group’s short-term bank loans were RMB48.9 million, RMB10.0 million and RMB20.0 million as of December 31, 2019 and 2020 and September 3, 2021, respectively.
In July, September and October 2019, Camelot Group entered into three short-term bank loans facilities with a bank in Beijing for an aggregate principle amount of RMB48.9 million. The weighted average interest rate for the outstanding short-term bank loans as of December 31, 2019 was 5.22%. Camelot Group fully repaid the loans on April 13, 2020, July 13, 2020 and August 18, 2020, respectively.
In August and September 2020, Camelot Group entered into two short-term bank loans facilities with a bank in Beijing for an aggregate principle amount of RMB10.0 million. The weighted average interest rate for the outstanding short-term bank loans as of December 31, 2020 was 4.79%. Camelot Group fully repaid the loans on January 12, 2021.
In March 2021, Camelot Group entered into one short-term bank loan facility with a bank in Beijing for an aggregate principle amount of RMB20.0 million. The weighted average interest rate for the outstanding short-term bank loan as of September 3, 2021 was 4.79%.
Income tax payable
Camelot Group’s income tax payables were RMB7.5 million, RMB16.8 million and RMB13.4 million as of December 31, 2019 and 2020 and September 3, 2021, respectively.
Accounts due to related parties
Camelot Group’s accounts due to related parties were RMB28.0 million, RMB25.4 million and RMB16.3 million as of December 31, 2019 and 2020 and September 3, 2021, respectively.
Current operating lease liabilities
Camelot Group’s current operating lease liabilities consisted of liabilities for lease contracts for office spaces and buildings due within 12 months as of the relevant dates. As of December 31, 2019 and 2020 and September 3, 2021, Camelot Group’s current operating lease liabilities were nil, RMB9.9 million and RMB12.2 million, respectively.
RECENT ACCOUNTING PRONOUNCEMENTS
For detailed discussion on recent accounting pronouncements, see Note 2 to the Accountants’ Report included in Exhibit 99.1 entitled “Kingsoft Cloud Holdings Limited Unaudited Interim Condensed Consolidated Financial Statements” to the Form 6-K dated December 23, 2022.
DISTRIBUTABLE RESERVES
As of June 30, 2022, we did not have any distributable reserves.
LISTING EXPENSES
Listing expenses of approximately RMB92.0 million, including fees and expenses of legal advisers and accountants of approximately RMB46.9 million and other fees and expenses of approximately RMB45.1 million, are expected to be recognized in our consolidated statements of comprehensive loss for the year ended December 31, 2022.

FINANCIAL INFORMATION

UNAUDITED PRO FORMA ADJUSTED NET TANGIBLE ASSETS
The following statement of unaudited pro forma adjusted consolidated net tangible assets attributable to the shareholders of the Company has been prepared in accordance with rule 4.29 of the Listing Rules and with reference to Accounting Guideline 7 Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars issued by the Hong Kong Institute of Certified Public Accountants for illustration purpose only, and is set out below to illustrate the effect of the Listing on the consolidated net tangible assets attributable to the shareholders of the Company as at June 30, 2022 as if the Listing had taken place on June 30, 2022.
The unaudited pro forma adjusted consolidated net tangible assets attributable to the shareholders of the Company has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the consolidated net tangible assets of the Group attributable to the shareholders of the Company had the Listing been completed as at June 30, 2022 or any future date. It is prepared based on the consolidated net tangible assets attributable to the shareholders of the Company as at June 30, 2022 as set out in the Accountants’ Report as set out in exhibit 99.1 entitled “Kingsoft Cloud Holdings Limited Unaudited Interim Condensed Consolidated Financial Statements” to the Form 6K dated December 23, 2022 to this listing document and adjusted as described below.
	Consolidated net tangible assets attributable to the shareholders of the Company as at June 30, 2022	Estimated listing expenses	Unaudited pro forma adjusted consolidated net tangible assets attributable to the shareholders of the Company	Unaudited pro forma adjusted consolidated net tangible assets attributable to the shareholders of the Company per Share		Unaudited pro forma adjusted net tangible assets attributable to the shareholders of the Company per ADS
	RMB’000	RMB’000	RMB’000	RMB	HK$	RMB	HK$
	(Note 1)	(Notes 2, 5)		(Note 3)	(Note 5)	(Note 4)	(Note 5)
Based on 3,663,417,840 Shares in issue and outstanding immediately prior to the Introduction	4,150,933	(91,965)	4,058,968	1.11	1.24	16.65	18.67

Notes:
(1)
The consolidated net tangible assets attributable to the shareholders of the Company as at June 30, 2022 is extracted from the Accountants’ Report set out in Exhibit 99.1 entitled “Kingsoft Cloud Holdings Limited Unaudited Interim Condensed Consolidated Financial Statements” to the Form 6-K dated December 23, 2022, which is based on the audited consolidated net assets attributable to the shareholders of the Company of RMB9,843,171,000 after deducting the goodwill of RMB4,605,724,000 and intangible assets, net of RMB1,086,514,000 as at June 30, 2022.

(2)
In relation to the Introduction, the Company expects to incur listing expenses in an aggregate amount of approximately RMB92.0 million which mainly include professional fees to the professional parties.

(3)
The unaudited pro forma adjusted consolidated net tangible assets attributable to the shareholders of the Company per Share is arrived at after the adjustments referred to in the preceding paragraphs and on the basis that 3,663,417,840 Shares in issue and outstanding immediately upon the completion of the Introduction, assuming that the Introduction has been completed on June 30, 2022 for the purpose of the pro forma financial information, and does not take into account of 205,777,227 Shares which may be issued pursuant to the share-based compensation plans including pursuant to the exercise of options or the vesting of restricted shares or other awards that have been or may be granted from time to time, and any issuance or repurchase of Shares by the Company.

(4)
The unaudited pro forma adjusted net tangible assets per ADS is arrived at after the adjustments referred to in the preceding paragraphs and on the basis that one ADS represents 15 shares.

(5)
For the purpose of this unaudited pro forma adjusted consolidated net tangible assets, the estimated net proceeds from the Introduction are converted from Hong Kong dollars into Renminbi (“RMB”) at an exchange rate of HK$1.00 to RMB0.8917 and the unaudited pro forma adjusted consolidated net tangible assets attributable to the shareholders of the Company per Share is converted from RMB to Hong Kong dollars at the same exchange rate. No representation is made that Renminbi amounts have been, could have been or may be converted to Hong Kong dollars, or vice versa, at that rate.

FINANCIAL INFORMATION

(6)
No adjustment has been made to reflect any trading result or other transactions of the Group entered into subsequent to June 30, 2022.

NO MATERIAL ADVERSE CHANGE
Our Directors confirm that, as of the date of the Listing Document, there has been no material adverse change in our financial or trading position, indebtedness, mortgage, contingent liabilities, guarantees or prospects since June 30, 2022, the end of the period reported on the unaudited consolidated financial information included in Exhibit 99.1 entitled “Kingsoft Cloud Holdings Limited Unaudited Interim Condensed Consolidated Financial Statements” to the Form 6-K dated December 23, 2022.
DISCLOSURE REQUIRED UNDER THE LISTING RULES
We confirm that, as of the Latest Practicable Date, there were no circumstances that would give rise to disclosure required under Rules 13.13 to 13.19 of the Listing Rules.

CONNECTED TRANSACTIONS

The following section sets forth supplemental information concerning connected transactions pursuant to the Listing Rules, and is incorporated by reference into the registration statement on Form F-3 (File No. 333- 260181) filed with the SEC on October 12, 2021.

We have entered into certain agreements with parties that will be our connected persons. Following the Listing, the transactions contemplated under such agreements will constitute our continuing connected transactions under the Listing Rules.
We will continue to be subject to and regulated by the rules of the SEC and Nasdaq and other applicable U.S. laws and regulations so long as the ADSs are publicly traded on the Nasdaq. The requirements of the Listing Rules relating to connected transactions are different in many aspects from comparable rules in the U.S. In particular, the definition of a connected person under the Listing Rules is different from the definition of related parties under the SEC and Nasdaq rules. Therefore, a connected transaction as defined under the Listing Rules may or may not constitute a related party transaction under applicable SEC and Nasdaq rules, and vice versa.
Details of the continuing connected transactions of the Group following the Listing are set out below.
SUMMARY OF OUR CONNECTED PERSONS
Following the Listing, the following parties, which have entered into certain written agreements with our Group, will be connected persons of our Group:
Name of Connected Person	Connected Relationship
Kingsoft Corporation	Kingsoft Corporation is our controlling shareholder within the meaning under the Listing Rules
Xiaomi	Xiaomi is a substantial shareholder of our Company as of the Latest Practicable Date
Mr. Lei Jun, our non-executive Director and Chairman, is the controlling shareholder of Xiaomi. Xiaomi is therefore a connected person of our Company
SUMMARY OF CONTINUING CONNECTED TRANSACTIONS
No.	Transactions	Applicable Listing Rules	Waiver(s) sought	Proposed annual cap for the year ending December 31,
				2022	2023	2024
				(RMB in millions)
Fully-exempt continuing connected transactions
1.	Intellectual Property Licenses	14A.52, 14A.76(1)	N/A	N/A	N/A	N/A
Partially-exempt continuing connected transactions
2.	Framework Agreement with Kingsoft Corporation	14A.35, 14A.76(2) and 14A.105	Waiver from strict compliance with announcement requirement	Provision of services to Kingsoft Group
				213.1	265.3	330.5
				Services provided by Kingsoft Group
				15.3	16.1	16.4

CONNECTED TRANSACTIONS

No.	Transactions	Applicable Listing Rules	Waiver(s) sought	Proposed annual cap for the year ending December 31,
				2022	2023	2024
				(RMB in millions)
Non-exempt continuing connected transactions
3.	Framework Agreement with Xiaomi	14A.35, 14A.36, and 14A.105	Waiver from announcement, and independent shareholders’ approval, circular	Provision of services to Xiaomi Group
				1,111.8	1,343.0	1,622.7
				Products provided by Xiaomi Group
				101.3	401.3	601.3
				Finance Lease provided by Xiaomi Group
				1,400	1,400	1,400
4.	Contractual Arrangements	14A.35, 14A.36, 14A.52, 14A.53 and 14A.105	Waiver from announcement, independent shareholders’ approval, circular, annual cap, and limiting the term to three years	N/A	N/A	N/A
A.
Fully-exempt Continuing Connected Transactions

Intellectual Property Licenses
Background and reason for the transactions
On November 9, 2012, Kingsoft Corporation, as the licensor, and we, as the licensee, entered into a license agreement in relation to the licensing of certain trademarks and patents, which was later supplemented on January 28, 2013 and September 13, 2017 (collectively, the “2012 License Agreement”). On December 18, 2019, Kingsoft Corporation, as the licensor, and we, as the licensee, entered into a trademark license agreement (the “Trademark License Agreement”) and a patent license agreement (the “Patent License Agreement,” and together with the Trademark License Agreement, the “2019 License Agreements”). The 2019 License Agreements superseded and replaced the 2012 License Agreement in its entirety.
Pursuant to the Trademark License Agreement, Kingsoft Corporation granted us the license of certain trademarks (the “Licensed Trademarks”), including “Kingsoft Cloud” and “金 山 雲,” in specified areas. The license remains valid until expiry of the trademarks or until certain conditions as agreed and stipulated in the Trademark License Agreement are no longer satisfied, whichever is earlier. Pursuant to the Trademark License Agreement, the total royalties of license implementation consist of (i) a one-off payment of RMB649,028.14 and (ii) certain customary management and maintenance fees of the Licensed Trademarks on an ongoing basis during the validity period of the Trademark License Agreement. As of the Latest Practicable Date, the payment of RMB649,028.14 to Kingsoft Group under the Trademark License Agreement has been settled in full. We will pay the customary management and maintenance fees of the Licensed Trademarks pursuant to the Trademark License Agreement from time to time.
The customary management and maintenance fees for the Licensed Trademarks under the Trademark License Agreement shall be determined on an arm’s-length basis between the Group and Kingsoft Group with reference to, among others, the application fee, handling fee, registration fee, agency fees and government levies (if any) relating to the Licensed Trademarks to be calculated on a cost-plus basis, together with any value-added tax incurred, to ensure that such fees are on normal commercial terms, fair and reasonable, and in the interests of the Company and its Shareholders as a whole. The amount of management and maintenance fees payable to Kingsoft Corporation as of December 31, 2019, 2020 and 2021 and June 30, 2022 are RMB649,028.14, RMB649,028.14, nil, and nil, respectively. The Company has made such payments in full as of the Latest Practicable Date.

CONNECTED TRANSACTIONS

Pursuant to the Patent License Agreement, Kingsoft Corporation granted us the license of certain patents in specified areas (the “Licensed Patents,” together with the Licensed Trademarks, the “Licensed IPs”). The license remains valid until expiry of the patents or until certain conditions as agreed and stipulated in the Patent License Agreement are no longer satisfied, whichever is earlier. Pursuant to the Patent License Agreement, the total royalties of license implementation are RMB4,000,000, which was fully settled among the parties therein.
As required by Rule 14A.52 of the Listing Rules, the period for the agreement for the continuing connected transactions must not exceed three years, except in cases where the nature of the transaction requires the agreement to be of a duration longer than three years. We have been using the Licensed IPs under the 2019 License Agreements over the years, and we intend to continue to use, after the Listing, the Licensed IPs in such connection. Our Directors believe that the license term for the Licensed IPs can ensure the stability of our operations and a longer duration of the agreement will avoid any unnecessary business interruption and help ensure the long-term stable business development and continuity of our market recognition. It is normal business practice for IP license agreement of similar type to be entered into for such duration and it is in the interests of the Company and its Shareholders as a whole.
Listing Rules implications
Given that the ongoing management and maintenance fees of the Licensed IPs under the 2019 License Agreements are not expected to be more than 0.1% of the percentage ratios, the transactions contemplated under the 2019 License Agreements will be within the de minimis threshold provided under Rule 14A.76(1) of the Listing Rules, and the 2019 License Agreements will be exempt from the reporting, annual review, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.
B.
Partially-exempt Continuing Connected Transactions

The transactions set out below were entered into in the ordinary and usual course of business and on normal commercial terms where, as the Directors currently expect, the highest applicable percentage ratio for the purpose of Chapter 14A of the Listing Rules will be not less than 0.1% but less than 5% on an annual basis. Accordingly, such transactions will be subject to the announcement, reporting, and annual review requirements under Chapter 14A of the Listing Rules but will be exempted from the circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.
Framework Agreement with Kingsoft Corporation
On December 20, 2022, in order to regulate the ongoing transactions between the Group and Kingsoft Group, the Company entered into a framework agreement with Kingsoft Corporation (the “Kingsoft Framework Agreement”), pursuant to which, (i) we will provide cloud services to the Kingsoft Group, including but not limited to cloud storage, cloud computing services and comprehensive cloud solutions, and (ii) Kingsoft Group will provide the comprehensive property management and administrative services to us, including but not limited to property management services and other related administrative support for our office space.
The initial term of the Kingsoft Framework Agreement will commence from the Listing Date and expire on December 31, 2024. The Kingsoft Framework Agreement will be subject to negotiation at renewal with mutual consent and in compliance with the requirements of the Listing Rules.
Subject to the terms of the Kingsoft Framework Agreement, the Group will enter into specific agreements with Kingsoft Group to set out specific terms and conditions when necessary according to the principles and scope provided for under the Kingsoft Framework Agreement.
Reasons for and benefits of the transactions
We first entered into a framework agreement with Kingsoft Corporation for contemplating the above-mentioned transactions on December 30, 2014, which was renewed on December 31, 2017. The provision of

CONNECTED TRANSACTIONS

cloud services to Kingsoft Group, in particular the public cloud services with a high level of customer stickiness in nature and growth potential, will provide sources of recurring revenues to the Group as Kingsoft Group’s business expands; and the provision of comprehensive property management and administrative services by Kingsoft Group will better leverage the mature infrastructure and services coverage already established by Kingsoft Group to provide a more stable and undisrupted office environment to our Group with visible costs that are in line with prevailing market prices for an extended period of time. The Company considers that it is beneficial to enter into the Kingsoft Framework Agreement to regulate the continuing connected transactions contemplated thereunder as such transactions will continue to facilitate the operation and growth of the Group’s business as a whole.
Pricing basis
The service fees for the provision of cloud services under the Kingsoft Framework Agreement shall be determined on an arm’s-length basis between the Group and Kingsoft Group with reference to, among others, the service fees for the provision of cloud services to our other customers and the prevailing market prices of such cloud services.
To ensure that the comprehensive property management and administrative service fees payable by our Group to Kingsoft Corporation and/or its associates under the Kingsoft Framework Agreement are on normal commercial terms, fair and reasonable, and in the interests of our Shareholders as a whole, such service fees will be determined on an arm’s-length basis with reference to the prevailing market prices of similar property management and other administrative support services.
Historical amount, annual cap and basis for annual cap
The table below sets out the historical amounts for the three years ended December 31, 2021 and the six months ended June 30, 2022:
	Historical transaction amount
	for the year ended December 31,			for the six months ended June 30,
	2019	2020	2021	2022
				(unaudited)
	(RMB’000)
Provision of services to Kingsoft Group
Provision of cloud services to Kingsoft Group	109,177	119,011	157,070	98,267
Services provided by Kingsoft Group
Provision of comprehensive property management and administrative services from Kingsoft Group	12,752	13,801	12,027	6,530
The Company proposes to set up the annual caps for the three years ending December 31, 2024 as follows:
	Proposed annual cap for the year ending December 31,
	2022	2023	2024
	(RMB in millions)
Provision of services to Kingsoft Group
Provision of cloud services to Kingsoft Group	213.1	265.3	330.5
Services provided by Kingsoft Group
Provision of comprehensive property management and administrative services from Kingsoft Group	15.3	16.1	16.4

CONNECTED TRANSACTIONS

The annual caps for the fees payable by Kingsoft Group in respect of the provision of cloud services by our Group for the three years ending December 31, 2024 are determined with reference to, among others, (i) the steady growth and increasing growth rate of the historical transaction amounts for the three years ended December 31, 2021 and the six months ended June 30, 2022 with the year-over-year growth rate of 9% and 32% for 2020 and 2021, respectively, and the growth rate of 45% for the six months ended June 30, 2022 as compared to the same period in 2021 (being RMB67,817,000); (ii) the expected growth of the overall office software and services, online games and other business market as well as the increasing demand for the office software and services business segment of Kingsoft Group, as a result of the expansion of the Kingsoft Group’s business, in particular the potential rapid growth of WPS Office of Kingsoft Group, from which segment we generated most revenue of our cloud services we provided to Kingsoft Group during the Track Record Period; (iii) the continuous efforts of Kingsoft Group to promote cloud migration and enhance its products and services for cloud office scenarios, including the continuous cloud adoption of WPS Office, which will further increase its demand for our cloud services; (iv) the enterprise digital services provided by Camelot Group to Kingsoft Group after we acquired Camelot in September 2021, which is expected to continue to grow in the next three years ending December 2024; and (v) the fair market rates for provision of similar services. Considering the above-mentioned factors, the year-over-year increase in the amount of the fees payable by Kingsoft Group in respect of the provision of cloud services by our Group is estimated to be approximately 36% for 2022, 25% for 2023 and 25% for 2024.
The annual caps for the fees payable to Kingsoft Group in respect of the provision of comprehensive property management and administrative services by Kingsoft Group for the three years ending December 31, 2024 are determined with reference to, among others, (i) the historical transaction amounts for the three years ended December 31, 2021; (ii) the current and expected future office space demand of our Group in light of our expected business development and increase in the number of employees in 2022, which requires more property management services and administrative support; and (iii) the fair market rates for provision of similar services.
Listing Rules Implications
The transactions contemplated under the Kingsoft Framework Agreement are conducted in the ordinary and usual course of business on normal commercial terms, and our Directors currently expect that the highest applicable percentage ratio under the Listing Rules in respect of such transactions will exceed 0.1% but will be lower than 5%. Pursuant to Rule 14A.76(2)(a) of the Listing Rules, these transactions will be exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules, but will be subject to reporting, annual review and announcement requirements.
Application for Waiver
We have applied to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange has granted a waiver to us under Rule 14A.105 of the Listing Rules from strict compliance with the announcement requirement under the Listing Rules in respect of the transactions contemplated under the Kingsoft Framework Agreement, provided that the total value of transactions under the Kingsoft Framework Agreement for each of the three years ending December 31, 2022, 2023 and 2024 will not exceed the relevant proposed annual caps set forth above.
C.
Non-exempt Continuing Connected Transactions

1.
Framework Agreement with Xiaomi

On December 20, 2022, in order to regulate the ongoing transactions between the Group and Xiaomi Group, the Company entered into a framework agreement with Xiaomi (the “Xiaomi Framework Agreement”), pursuant to which, (i) we will provide cloud services to Xiaomi Group, including but not limited to cloud storage and cloud computing services and comprehensive cloud solutions, (ii) we will purchase customized terminal devices and software from Xiaomi Group, and (iii) we will continue to obtain financing from Xiaomi Group by way of sale-and-leaseback arrangement.

CONNECTED TRANSACTIONS

The initial term of the Xiaomi Framework Agreement will commence from the Listing Date and expire on December 31, 2024. The Xiaomi Framework Agreement will be subject to negotiation at renewal with mutual consent and in compliance with the requirements of the Listing Rules.
Subject to the terms of the Xiaomi Framework Agreement, the Group will enter into specific agreements with Xiaomi Group to set out specific terms and conditions when necessary according to the principles and scope provided for under the Xiaomi Framework Agreement.
Reasons for and benefits of the transactions
We have been in business cooperation with Xiaomi Group since our establishment. The provision of cloud services to Xiaomi Group, in particular the public cloud services with a high level of customer stickiness in nature and growth potential, will provide sources of recurring revenues to the Group as Xiaomi Group’s business expands; and the purchase of customized terminal devices and software from Xiaomi Group will ensure a steady supply of such products in order to meet our customers’ demand within the required timeframe. Additionally, the obtaining of financial support from Xiaomi Group will strengthen our liquidity position, diversify our funding sources in view of the Group’s rapid business growth and increasing expenditure as well as address our increasing capital need in connection with our acquisitions or other strategic transactions.
In June, September and November 2021, we entered into a series of finance lease agreements (the “Finance Lease Agreements”) with two group entities of Xiaomi (the “Xiaomi Financing Entities”) under which we sell certain of our assets (such as servers), to the Xiaomi Financing Entities in order to obtain financing, lease back the sold assets for a term of three (3) years (the “Lease Term”) and pay rent to the relevant Xiaomi Financing Entities until expiry of the Lease Term (the “Finance Leases”). None of these assets sold to Xiaomi Financing Entities which are being leased back were initially acquired from Xiaomi Group. The purchase price of the leased assets payable by the Xiaomi Financing Entities amounted to RMB750 million, where we shall make lease payment to the Xiaomi Financing Entities at a fixed annual interest rate of 4.36% under the Finance Lease Agreements. During the term of the Finance Leases, the legal title of the leased assets shall be vested in the respective Xiaomi Financing Entities. Upon expiry of the Lease Term, we will repurchase the leased assets with a transfer of the corresponding legal title from the respective Xiaomi Financing Entities at a buyback price of RMB100. We expect to continue the Finance Leases arrangement after Listing which allows us to obtain the financial resources for working capital purposes from Xiaomi Group as well as the assets required for our daily business operations.
The Company considers that it is beneficial to enter into the Xiaomi Framework Agreement to regulate the continuing connected transactions contemplated thereunder as such transactions will continue to facilitate the operation and growth of the Group’s business as a whole.
Pricing basis
The service fees for the provision of cloud services under the Xiaomi Framework Agreement shall be determined on an arm’s-length basis between the Group and Xiaomi Group with reference to, among others, the service fees for the provision of cloud services to our other customers and the prevailing market prices of such cloud services.
To ensure that the purchase prices of the terminal devices and software from Xiaomi and/or its associates under the Xiaomi Framework Agreement are on normal commercial terms, fair and reasonable, and in the interests of our Shareholders as a whole, the terms of the aforesaid transactions have been negotiated on an arm’s-length basis, provided that the purchase prices of the terminal devices and software will be determined with reference to, among others, (i) price of mobile terminal devices as quoted on Xiaomi’s official website, (ii) prevailing fee rates for licensing customized software products and applications and (iii) the comparison of quotations from Xiaomi Group and those submitted by third-party suppliers providing similar terminal devices and software.

CONNECTED TRANSACTIONS

The purchase price of the leased assets and the lease interest payment under the sale-and-leaseback arrangement pursuant to the Xiaomi Framework Agreement shall be determined after arm’s-length negotiations between the Group and Xiaomi Group with reference to, among others, the nature and the original cost of the leased assets and the benchmark interest rates for RMB-denominated loans published by the People’s Bank of China on a regular basis or the interest rates charged or quoted by other major finance institutions for providing services of similar nature.
Historical amount, annual cap and basis for annual cap
The table below sets out the historical amounts for the three years ended December 31, 2021 and the six months ended June 30, 2022:
	Historical transaction amount
	for the year ended December 31,			for the six months ended June 30,
	2019	2020	2021	2022
				(unaudited)
	(RMB’000)
Provision of services to Xiaomi Group
Provision of cloud services to Xiaomi Group	570,551	655,247	772,454	465,355
Products provided by Xiaomi Group
Purchase of customized terminal devices and software from Xiaomi Group	2,707	2,177	1,349	58
	as at December 31,			as at June 30,
	2019	2020	2021	2022
				(unaudited)
Finance Leases provided by Xiaomi Group(1)
Total balance of Finance Leases and interests	Nil	Nil	709,088	596,084
The Company proposes to set up the annual caps for the three years ending December 31, 2024 as follows:
	Proposed annual cap for the year ending December 31,
	2022	2023	2024
	(RMB in millions)
Provision of services to Xiaomi Group
Provision of cloud services to Xiaomi Group	1,111.8	1,343.0	1,622.7
Products provided by Xiaomi Group
Purchase of customized terminal devices and software from Xiaomi Group	101.3	401.3	601.3
Finance Leases provided by Xiaomi Group(1)
Maximum outstanding balance of Finance Leases and interests	1,400.0	1,400.0	1,400.0

Note:
(1)
For the avoidance of doubt, the Finance Leases are accounted for as loans from the accounting perspective.

The annual caps for the fees payable by Xiaomi Group in respect of the provision of cloud services by our Group for the three years ending December 31, 2024 are determined with reference to, among others, (i) the steady growth of the historical transaction amounts for the three years ended December 31, 2021 and the

CONNECTED TRANSACTIONS

six months ended June 30, 2022 with the year-over-year growth rate of 15% and 18% for 2020 and 2021, respectively, and the growth rate of 21% for the six months ended June 30, 2022 as compared to the same period in 2021 (being RMB385,207,000); (ii) the expected growth of the overall internet services market as well as the increasing demand for cloud computing and storage from Xiaomi Group to accommodate its ongoing business and operational needs; (iii) the expected increase in demand for cloud services as a result of the expansion of the Xiaomi Group’s existing and new businesses; (iv) the enterprise digital services provided by Camelot Group to Xiaomi Group after we acquired Camelot in September 2021, which is expected to continue to grow in the next three years ending December 2024; and (v) the fair market rates for provision of similar services. Considering the above-mentioned factors, the year-over-year increase in the amount of the fees payable by Xiaomi Group in respect of the provision of cloud services by our Group is estimated to be 41% for 2022, 21% for 2023 and 22% for 2024.
The annual caps for the fees payable to Xiaomi Group in respect of the purchase of customized terminal devices and software for the three years ending December 31, 2024 are determined with reference to, among others, (i) the historical transaction amounts for the three years ended December 31, 2021 and the six months ended June 30, 2022; (ii) the expected significant increase in the future demand and sales of the customized terminal devices and software to our customers for the three years ending December 31, 2024 in light of, in particular, the growing business demand for customized terminal devices expressed by a number of our bank clients to our Group; and (iii) the fair market rates for provision of similar devices and software.
The annual caps for the Finance Leases for the three years ending December 31, 2024 are determined with reference to, among others, (i) the historical transaction amounts between the Group and Xiaomi Group for the year ended December 31, 2021 and the six months ended June 30, 2022; (ii) the Group’s business needs for the finance leasing services provided by Xiaomi Group in the course of its daily operation and future development; (iii) the limit of the finance lease to be provided, and as indicated, by Xiaomi for the three years ending December 31, 2024; (iv) the current financing market conditions, the interest rate and the potential adjustments to be made by the People’s Bank of China to the benchmark interest rates for RMB-denominated loans in the future; and (v) the nature and the carrying amount of the leased assets.
Listing Rules Implications
The transactions contemplated under the Xiaomi Framework Agreement are conducted in the ordinary and usual course of business on normal commercial terms, and our Directors currently expect that the highest applicable percentage ratio under the Listing Rules in respect of such transactions will exceed 5%. As such, these transactions will be subject to annual review, reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.
Application for Waiver
We have applied to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange has granted a waiver to us under Rule 14A.105 of the Listing Rules from strict compliance with the announcement requirement and independent shareholders’ approval requirements in respect of the transactions contemplated under the Xiaomi Framework Agreement, provided that the total value of transactions under the Xiaomi Framework Agreement for each of the three years ending December 31, 2022, 2023 and 2024 will not exceed the relevant proposed annual caps set forth above.
2.
Contractual Arrangements

Overview
As disclosed in the section headed “Contractual Arrangements”, due to regulatory restrictions on foreign ownership in the PRC, we conducted a portion of our business through our Consolidated Affiliated Entities in the PRC. See the section headed “Contractual Arrangements” in the Listing Document for details of the agreements comprising the Contractual Arrangements.

CONNECTED TRANSACTIONS

Listing Rules Implications
The transactions contemplated under the Contractual Arrangements and any new transactions, contracts and agreements or renewal of existing transactions, contracts and agreements to be entered into, among others, by any of our Consolidated Affiliated Entities and any member of the Group (“Intra-group Transactions”) constitute continuing connected transactions of the Company under the Listing Rules upon the Listing as certain parties to the Contractual Arrangements will be connected persons of the Group.
Reasons for the Waiver Application and the View of our Directors on the Continuing Connected Transaction
Our Directors (including the independent non-executive Directors) are of the view that, and based on the documentation, information and data provided by the Company, the representations and confirmations provided by the Company and the Directors to the Joint Sponsors, and participation in the due diligence discussion with the management of the Company and the Company’s PRC Legal Adviser, the Joint Sponsors have reasonable ground to believe that, the Contractual Arrangements, the Intra-group Transactions and the transactions contemplated therein are fundamental to our Group’s legal structure and business, and such transactions have been and will be entered into in the ordinary and usual course of business of our Group, are on normal commercial terms and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.
Accordingly, our Directors consider that, given that the Group is placed in a special situation in relation to the connected transactions rules under the Contractual Arrangements, it would be unduly burdensome and impracticable, and would add unnecessary administrative costs to the Company if the Contractual Arrangements, the Intra-group Transactions, and the transactions contemplated therein, are subject to strict compliance with the requirements set out under Chapter 14A of the Listing Rules, including, among others, the announcement requirement under Rule 14A.35 of the Listing Rules, the independent Shareholders’ approval requirement under Rule 14A.36 of the Listing Rules and the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Listing Rules.
Application for and Conditions for Waiver
In relation to the Contractual Arrangements and the Intra-group Transactions, we have applied to the Stock Exchange for and the Stock Exchange has granted, a waiver from strict compliance with (i) the announcement, circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules in respect of such transactions pursuant to Rule 14A.105 of the Listing Rules, (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements and the Intra-group Transactions under Rule 14A.53 of the Listing Rules, and (iii) the requirement of limiting the term of the Contractual Arrangements and the Intra-group Transactions to three years or less under Rule 14A.52 of the Listing Rules, for so long as the Shares are listed on the Stock Exchange subject, however, to the following conditions:
(a)
No change without independent non-executive Directors’ approval — No change to the Contractual Arrangements (including with respect to any fees payable to relevant members of the Group thereunder) will be made without the approval of the independent non-executive Directors.

(b)
No change without independent Shareholders’ approval — Save as described in “(d) Renewal and reproduction”below, no change to the agreements constituting the Contractual Arrangements will be made without the approval of our Company’s independent Shareholders. Once independent Shareholders’ approval of any change has been obtained, no further announcement, circular or approval of the independent Shareholders will be required under Chapter 14A of the Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of our Company (as set out in “(e) Ongoing reporting and approvals” below) will, however, continue to be applicable.

(c)
Economic benefits flexibility — The Contractual Arrangements shall continue to enable our Group

CONNECTED TRANSACTIONS

to receive the entire economic benefits derived by the Consolidated Affiliated Entities through (i) our Group’s option (if and when so allowed under the applicable PRC laws) to acquire all or part of the entire equity interests in the Consolidated Affiliated Entities for nominal consideration or the minimum amount of consideration permitted by applicable PRC laws and regulations, (ii) the business structure under which the entire profit generated by the Consolidated Affiliated Entities is substantially retained by our Group, such that no annual cap shall be set on the amount of service fees payable to the relevant member of the Group by the Consolidated Affiliated Entities under the Contractual Arrangements, and (iii) the Group’s right to control the management and operation of, in substance, all of the voting rights of the Consolidated Affiliated Entities.
(d)
Renewal and reproduction — On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between our Company and its subsidiaries in which our Company has direct shareholding, on the one hand, and the Consolidated Affiliated Entities, on the other hand, that framework may be renewed and/or reproduced upon the expiry of the existing arrangements, in connection with any changes to the registered shareholders or directors of the Consolidated Affiliated Entities, or in relation to any existing or new wholly foreign-owned enterprise or operating company (including branch company) engaging in the same business as that of our Group which the Group might wish to establish when justified by business expediency, without obtaining the approval of the Shareholders, on substantially the same terms and conditions as the existing Contractual Arrangements. The directors, chief executive or substantial shareholders of any existing or new wholly foreign-owned enterprise or operating company (including branch company) engaging in the same business as that of our Group which our Group may establish will, upon renewal and/or reproduction of the Contractual Arrangements, however, be treated as connected persons of our Company and transactions between these connected persons and our Company other than those under similar contractual arrangements shall comply with Chapter 14A of the Listing Rules. This condition is subject to relevant PRC laws, regulations and approvals.

(e)
Ongoing reporting and approvals — Our Group will disclose details relating to the Contractual Arrangements on an ongoing basis as follows:

•
The Contractual Arrangements in place during each financial period will be disclosed in our Company’s annual report and accounts in accordance with the relevant provisions of the Listing Rules.

•
Our independent non-executive Directors will review the Contractual Arrangements annually and confirm in our Company’s annual report and accounts for the relevant year that (i) the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by the Consolidated Affiliated Entities to the registered holders of their equity interests which are not otherwise subsequently assigned or transferred to our Group, and (iii) any new contracts entered into, renewed or reproduced between our Group and the Consolidated Affiliated Entities during the relevant financial period under paragraph (iii) above are fair and reasonable, or advantageous to our Shareholders, so far as our Group is concerned and in the interests of our Company and our Shareholders as a whole.

•
Our Company’s auditor will carry out review procedures annually on the transactions carried out pursuant to the Contractual Arrangements and will provide a letter to our Directors with a copy to the Stock Exchange confirming that the transactions have received the approval of our Directors, have been entered into in accordance with the relevant Contractual Arrangements and that no dividends or other distributions have been made by the Consolidated Affiliated Entities to the registered holders of their equity interests which are not otherwise subsequently assigned or transferred to our Group.

•
For the purpose of Chapter 14A of the Listing Rules, and in particular the definition of “connected person”, the Consolidated Affiliated Entity will be treated as our Company’s wholly owned subsidiary and, at the same time, the directors, chief executive officers or substantial

CONNECTED TRANSACTIONS

shareholders of the Consolidated Affiliated Entity and its associates will be treated as connected persons of our Group (excluding for this purpose, the Consolidated Affiliated Entity), and transactions between these connected persons and our Group (including for this purpose, the Consolidated Affiliated Entity), other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Listing Rules.
•
Our Consolidated Affiliated Entities will undertake that, for so long as the Shares are listed on the Stock Exchange, the Consolidated Affiliated Entities will provide our Group’s management and our Company’s auditors full access to their relevant records for the purpose of our Company’s auditors’ review of the connected transactions.

In the event of any future amendments to the Listing Rules imposing more stringent requirements than those applicable as of the Latest Practicable Date on the Contractual Arrangements, our Company will take immediate steps to ensure compliance with such new requirements within a reasonable time.
Apart from the requirements for three-year contractual term, setting annual cap, announcement, and/or independent Shareholders’ approval, of which waivers are sought above, we will comply at all times with the other applicable provisions under Chapter 14A of the Listing Rules in respect of the Contractual Arrangements.
DIRECTORS’ CONFIRMATION
Our Directors (including the independent non-executive Directors) are of the view that (i) the partially-exempt continuing connected transactions and the non-exempt continuing connected transactions as set out above have been and will be entered into in the ordinary and usual course of business on terms which a party could obtain if the transactions were on an arm’s length basis and on terms which are not more or less favourable to the Group than terms available to or from independent third parties, are fair and reasonable, and in the interests of the Company and its Shareholders as a whole, (ii) the proposed annual caps for those transactions (where applicable) are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and (iii) it is normal business practice for the Contractual Arrangements to be of a term greater than three years.
INTERNAL CONTROL PROCEDURES ADOPTED BY THE COMPANY IN RESPECT OF THE CONTINUING CONNECTED TRANSACTION AGREEMENTS
In order to ensure the terms under relevant agreements for the partially-exempt continuing connected transactions and non-exempt continuing connected transactions are fair and reasonable and are carried out on normal commercial terms, the Company has adopted the following internal control procedures:
•
The Company has adopted and implemented a comprehensive management system on connected transactions. Under such system, the shareholders’ general meetings, the Board meetings and the secretary of the Board are responsible for supervision, management and approval of the Company’s connected transactions in accordance with relevant requirement of the Listing Rules and the Articles of Association. In addition, the finance department and the legal department of the Company are jointly responsible for the daily management of the connected transactions;

•
The independent non-executive Directors will review the agreements for partially-exempt continuing connected transactions to ensure that the agreements have been entered into on normal commercial terms that are fair and reasonable and carried out in accordance with the terms of such agreements. The auditor of the Company will also review annually the pricing policies and annual caps of such agreements; and

•
As mentioned above, in order to ensure that the pricing policies under relevant agreements for the partially-exempt continuing connected transactions are fair and reasonable, the general office of the Board, the finance department and the legal department of the Company shall review the prices proposed through the following review procedures:

CONNECTED TRANSACTIONS

•
if market prices are available, the proposed price will be compared with market prices to ensure that the proposed price is equivalent to or no less favorable to the Company than prices offered by independent third parties providing similar services. The Company will make inquiries to various independent third-party service providers for their prices for further internal assessments;

•
if no market prices are available, various factors will be considered in determining whether the price is fair and reasonable, such as regulatory requirements, actual needs of the Company, the nature of service, and the financial position and creditworthiness of the service provider; and

•
the proposed price will be reviewed to ensure it is consistent with the pricing terms under the relevant agreements for the partially-exempt continuing connected transactions, and that the terms offered to the Company are no less favorable to the Company than those offered by independent third parties.

SUBSTANTIAL SHAREHOLDERS

The following section sets forth updated information concerning substantial shareholders subsequent to our 2021 Form 20-F filed with the SEC on May 2, 2022, and is incorporated by reference into the registration statement on Form F-3 (File No. 333- 260181) filed with the SEC on October 12, 2021.

SUBSTANTIAL SHAREHOLDERS
So far as our Directors are aware, immediately following the completion of the Introduction (assuming that no further Shares are issued under the Equity Incentive Plans), the following persons will have interests and/or short positions (as applicable) in the Shares or underlying Shares of our Company which would fall to be disclosed to the Company and the Stock Exchange pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, will be, directly or indirectly, interested in 10% or more of the nominal value of any class of our share capital carrying rights to vote in all circumstances at general meetings of our Company:
Name of substantial shareholder	Capacity/Nature of Interest	Number of Shares(1)	Approximate percentage of shareholding of our Company immediately upon completion of the Introduction(1)
			(%)
Kingsoft Corporation	Beneficial owner	1,423,246,584	37.40
Xiaomi Corporation(2)	Beneficial owner	449,701,000	11.82
Mr. Lei Jun(2)	Interest in controlled corporation	449,701,000	11.82

Notes:
(1)
The table above assumes (i) the Introduction becomes unconditional and (ii) no further Shares are issued under the Equity Incentive Plans.

(2)
As of the Latest Practicable Date, Mr. Lei had the majority voting power in Xiaomi Corporation and is deemed to beneficially own our shares held by Xiaomi Corporation under the SFO.

Except as disclosed above, our Directors are not aware of any other person who will, immediately following the completion of the Introduction (and assuming that no further Shares are issued under the Equity Incentive Plans), have any interest and/or short positions in the Shares or underlying Shares of our Company which would fall to be disclosed to the Company pursuant to the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of our share capital carrying rights to vote in all circumstances at general meetings of our Company. Our Directors are not aware of any arrangement which may at a subsequent date result in a change of control of our Company.

DIRECTORS AND SENIOR MANAGEMENT

The following section sets forth updated information concerning directors and senior management subsequent to our 2021 20-F filed with the SEC on May 2, 2022, and is incorporated by reference into the registration statement on Form F-3 (File No. 333- 260181) filed with the SEC on October 12, 2021.

BOARD OF DIRECTORS
Our Board comprises seven Directors, including two executive Directors, two non-executive Directors and three independent non-executive Directors.
The following table sets forth certain information in respect of our Directors:
Name	Age	Position/Title	Date of appointment as Director	Date of joining our Group	Roles and responsibilities
Mr. Lei Jun (雷軍)	53	Chairman and Non-Executive Director	January 2012	January 2012	Responsible for overall strategy, business development, operations and management of the Group
Mr. Zou Tao (鄒濤)	47	Vice Chairman, Executive Director and acting CEO	December 2016	January 2012	Responsible for the Group’s business development, daily operations and management
Mr. He Haijian (何海建)	41	Executive Director and Chief Financial Officer	December 2022	January 2020	Responsible for the Group’s financial planning, treasury, legal affairs, strategic investments, and investor relations affairs
Dr. Ye Hangjun (葉航軍)	46	Non-Executive Director	April 2021	April 2021	Providing professional advice, opinion and guidance to the Board
Mr. Yu Mingto (喻銘鐸)	59	Independent Non-executive Director	May 2020	May 2020	Providing independent opinion and judgment to the Board
Mr. Wang Hang (王航)	51	Independent Non-executive Director	May 2020	May 2020	Providing independent opinion and judgment to the Board
Ms. Qu Jingyuan (曲靜淵)	50	Independent Non-executive Director	April 2022	April 2022	Providing independent opinion and judgment to the Board
Executive Directors and Non-executive Directors
Mr. Lei Jun (雷軍), aged 53, is the chairman of the Board and a non-executive Director.
Mr. Lei co-founded Xiaomi Corporation (HKEx: 1810) with other partners, and currently serves as the chairman, the chief executive officer, the executive director and a member of the remuneration committee of Xiaomi Corporation. He joined Kingsoft Group in 1992 and has held various senior positions in Kingsoft Group, including the chairman of the Board since July 2011, a non-executive director since August 2008, an executive director between July 1998 and August 2008, and the chief executive officer between 1998 and

DIRECTORS AND SENIOR MANAGEMENT

December 2007. Since December 2011, Mr. Lei has served as a director of Kingsoft Office (SSE STAR Market: 688111), a public company listed on Shanghai Stock Exchange.
Mr. Lei received his bachelor’s degree in computer science from Wuhan University (武漢大學) in July 1991. He has been a member of the board of Wuhan University since November 2003.
Mr. Lei was elected as one of the “Top 10 Economic Personages of China” in 2017 and one of “100 Outstanding Private Entrepreneurs on the 40th Anniversary of the China’s Reform and Opening-up”. In 2020, Mr. Lei was honored with the title of “National Advanced Individual of Private Economy Fighting against COVID-19”, title of “Beijing Model Worker” and title of “Outstanding Entrepreneur in the 30th Anniversary of Capital Market”. In 2021, Mr. Lei was awarded the 11th “China Charity Award” by the Ministry of Civil Affairs of the People’s Republic of China, ranked first in Forbes “2021 China’s Best CEO List” and was selected as one of the “Top 10 News Figures of China’s Private Economy in 2021”.
Mr. Lei is also a famous angel investor in China.
Mr. Zou Tao (鄒濤), aged 47, is the vice chairman of the Board, our executive Director and acting CEO. Mr. Zou joined Kingsoft Group in 1998. Mr. Zou was appointed as our Director in December 2016 and our acting CEO in August 2022. Mr. Zou has held various senior positions in Kingsoft Group, including a senior vice president from December 2007 to December 2016, an executive director since August 2009, and the chief executive officer since December 2016. Mr. Zou is also a director of certain subsidiaries of Kingsoft Group.
Mr. Zou has been a director of Seasun Holdings Limited, a director of Cheetah Mobile Inc. (NYSE: CMCM), a public company listed on the New York Stock Exchange, and chairman of Kingsoft Office (SSE STAR Market: 688111), a public company listed on Shanghai Stock Exchange. Mr. Zou also served as a director of Xunlei Limited (Nasdaq: XNET), a public company listed on the Nasdaq, from December 2016 to April 2020 and a director of 21Vianet Group, Inc. (Nasdaq: VNET), which is also a public company listed on the Nasdaq, from December 2016 to December 2020. Mr. Zou served as the CEO of Seasun Holdings until January 2018.
Mr. Zou received his bachelor’s degree in chemistry from Nankai University (南開大學) in June 1997.
During the Track Record Period, both Mr. Lei Jun and Mr. Zou Tao, each being a member of the core management team of the Group, had been actively attending board meetings of the Company, through which they supervised the development and strategies of the Group and participated in voting in key decisions of the Company. Both Mr. Lei and Mr. Zou have been collectively overseeing the Group’s overall strategy, business development, operations and management both at the Company level and subsidiary level, with the Company’s subsidiaries and Consolidated Affiliated Entities operating under the directions of the Board and the Company’s core management team.
Mr. He Haijian (何海建), aged 41, is our executive Director and chief financial officer, and is responsible for the Group’s financial planning, treasury, legal affairs, strategic investments, and investor relations affairs.
Prior to joining the Group in January 2020, Mr. He served as an executive director of the TMT (telecommunications, media and technology) group and the mergers and acquisitions group sequentially at Goldman Sachs (Asia) L.L.C. from September 2015 to January 2020. Mr. He has extensive experience in complex merger and acquisition transactions. Mr. He was working in the investment banking division at Bank of America Merrill Lynch from May 2014 to September 2015 in Hong Kong, and was a vice president at Citigroup Global Markets Inc. from October 2010 to May 2013 in New York. Mr. He was appointed as an independent non-executive director of Sipai Health Technology Co., Ltd. (思派健康科技有限公司) (HKEx: 0314), a company to be listed on the Stock Exchange on December 23, 2022 on July 30, 2021, effective upon December 23, 2022.
Mr. He received his bachelor’s degree and master’s degree in electronic engineering from Southeast University (東南大學) in June 2003 and April 2006, respectively, and an MBA from University of Chicago in March 2014. Mr. He is also a Chartered Financial Analyst charter holder.

DIRECTORS AND SENIOR MANAGEMENT

Dr. Ye Hangjun (葉航軍), aged 46, is a non-executive Director since April 2021.
Dr. Ye Hangjun has served as a general manager of business segment of Xiaomi Corporation (HKEx: 1810), responsible for research and development of autonomous driving technology and products since December 2021. He joined Xiaomi Corporation in 2012 and served as an engineering director from September 2012 to February 2019, a general manager of business segment from February 2019 to February 2021, and the chairman of the technical committee of Xiaomi Corporation from February 2021 to December 2021. Before joining Xiaomi Corporation, he was a director of index download group, search platform department at Tencent Holdings Limited (HKEx: 0700), a public company listed on the Stock Exchange, from October 2010 to September 2012. Prior to that, he was a software engineer at Google Inc. (Nasdaq: GOOG), a public company listed on the Nasdaq, from February 2006 to October 2010. From July 2003 to February 2006, he served as a staff research member at International Business Machines Corporation (“IBM”) (NYSE: IBM), a public company listed on the New York Stock Exchange.
Dr. Ye received his PhD and bachelor’s degrees in computer science from Tsinghua University (清華大學) in July 2003 and June 1998, respectively.
Independent Non-Executive Directors
Mr. Yu Mingto (喻銘鐸), aged 59, is an independent non-executive Director since May 2020.
Since August 2019, Mr. Yu has served as the vice chairman of Egis Technology Inc. (6462.TWO), a capacitive and lens type fingerprint sensors service provider and a public company listed on Taiwan OTC Exchange. Prior to that, Mr. Yu served as the president at Kaiyu Consulting Inc. from July 2013 to September 2019, the chief financial officer at Xiaomi Corporation (HKEx: 1810) from October 2011 to November 2012 and at Mediatek Inc. (聯發科技) (2454. TW), a public company listed on the Taipei Stock Exchange, from 2001 to 2010. Mr. Yu has appropriate accounting and related financial management expertise as required under Rule 3.10(2) of the Listing Rules.
Mr. Yu received an MBA degree from the Wharton School, University of Pennsylvania in May 1995.
Mr. Wang Hang (王航), aged 51, is an independent non-executive Director since May 7, 2020.
Mr. Wang is the founding partner of Hosen Capital (厚生投資), a Chinese private equity firm focusing on food and consumer sectors since he co-founded it in March 2010. Mr. Wang also serves as the vice chairman of the board of New Hope Group (新希望集團), a private enterprise group mainly engaged in modern agriculture and food industry, since 2012. Prior to that, he served as the chief operation officer of its finance department from 2001 to 2004 and its vice president from 2004 to 2012 since he joined New Hope Group in 2001. Mr. Wang also serves as a director of New Hope Liuhe Co., Ltd. (新希望六和股份有限公司) (SZSE: 000876), a company listed on the Shenzhen Stock Exchange since 2011. Additionally, from July 2017 to April 2020. Mr. Wang first served as the chairman and then the vice chairman of the board of Sichuan XW Bank Corp., Ltd. (四川新網銀行股份有限公司) (“XW Bank”), the third digital bank in China and co-founded by New Hope Group, Xiaomi, Hongqi Chain (紅旗連鎖, SZSE: 002697) and other shareholders in December 2016. Mr. Wang was re-elected and serves as the chairman of the board of XW Bank since April 2020. From July 2006 to October 2020, Mr. Wang first served as a non-executive director and then a supervisor of China Minsheng Banking Corp., Ltd. (中國民生銀行股份有限公司, the “Minsheng Bank”) (HKEx: 1988; SSE: 600016), a company listed on both the Stock Exchange and Shanghai Stock Exchange. Mr. Wang also serves as the vice chairman of the board of CMBC International Holdings Limited (民生商銀國際控股有限公司, the “CMBCI”), a wholly-owned subsidiary of Minsheng Bank since March 2015.
Mr. Wang obtained his bachelor’s degree and master’s degree in economics from Peking University (北京大學) in July 1992 and July 1996, respectively. He passed the PRC bar examination in September 1995, and obtained the Certificate of Securities (Asset Management) from the Asset Management Association of China (中國證券投資基金業協會) in July 2017.

DIRECTORS AND SENIOR MANAGEMENT

Ms. Qu Jingyuan (曲靜淵), aged 50, was appointed as an independent non-executive Director on April 14, 2022.
Ms. Qu has been the founding partner of Dajishi (Beijing) Technology Co., Ltd. (大技獅(北京)科技有限公司) since December 2019. Prior to that, Ms. Qu worked at Matrix Partners China (經緯創投(北京)投資管理顧問有限公司) as a director from May 2015 to May 2017 and a capital market consultant from May 2017 to March 2021. Between March 2007 and May 2015, Ms. Qu was the director and deputy general manager at Baofeng Group Co., Ltd. (暴風集團股份有限公司) and was responsible for its financial reporting. She served as the manager of financial department and the financial director between March 2000 and August 2006 at Beijing Kingsoft Software Co., Ltd. (北京金山軟件有限公司). From February 2017 to April 2022, Ms. Qu served as an independent non-executive director of Kingsoft Office (SSE STAR Market: 688111), a public company listed on Shanghai Stock Exchange and served as an independent non-executive director of Chengdu Xgimi Technology Co., Ltd. (成都極米科技股份有限公司) (SSE STAR Market: 688696), a public company listed on Shanghai Stock Exchange from June 2019 to April 2021. Ms. Qu has appropriate accounting and related financial management expertise as required under Rule 3.10(2) of the Listing Rules.
Ms. Qu obtained the accounting qualification certificate conferred by Ministry of Finance of PRC in May 1996. Ms. Qu received her bachelor’s degree in accounting from Shandong Technology and Business University (山東工商學院) in July 1993 and the degree of EMBA from China Europe International Business School (中歐國際工商學院) in October 2013.
Disclosure Pursuant to Rule 13.51(2) of the Listing Rules
Save as disclosed in this section, (1) none of the Directors had held any other directorships in any other company listed in Hong Kong or overseas during the three years immediately prior to the Latest Practicable Date, (2) there is no other matter in respect of each of the Directors that is required to be disclosed pursuant to Rules 13.51(2)(a) to (v) of the Listing Rules, and (3) there is no other material matter relating to our Directors that needs to be brought to the attention of the Shareholders.
SENIOR MANAGEMENT
Our senior management is responsible for the day-to-day management of our business. The following table sets out certain information in respect of the senior management of the Group:
Name	Age	Position	Date of joining our Group	Role and responsibilities
Mr. Zou Tao (鄒濤)	47	Vice Chairman, Executive Director and acting CEO	January 2012	Responsible for the Group’s business development, daily operations and management
Mr. He Haijian (何海建)	41	Executive Director and Chief Financial Officer	January 2020	Responsible for the Group’s financial planning, treasury, legal affairs, strategic investments, and investor relations affairs
Mr. Liang Shouxing (梁守星)	43	Chief Operating Officer	February 2015	Responsible for the management of operation system, edge cloud business and certain enterprise cloud business of the Group

DIRECTORS AND SENIOR MANAGEMENT

Name	Age	Position	Date of joining our Group	Role and responsibilities
Mr. Wang Shouhu (王首虎)	53	President	December 2021	Responsible for overall operation and management of the public service clients of the Group and Camelot Group
Dr. Liu Tao (劉濤)	40	Senior Vice President	July 2015	Responsible for operation and management of general internet business system of the Group
Mr. Tian Kaiyan (田開顏)	44	Vice President	September 2013	Responsible for operation and management of technology research and development system of the Group
Mr. Qian Yifeng (錢一峰)	37	Vice President	October 2014	Responsible for operation and technology development of certain business verticals of the Group
Mr. Zou Tao (鄒濤), aged 47, is our executive Director, acting CEO and the vice chairman of the Board. For further details, please refer to the paragraph headed “— Executive Director and Non-Executive Directors”above.
Mr. He Haijian (何海建), aged 41, is our executive Director and chief financial officer. For further details, please refer to the paragraph headed “— Executive Directors and Non-Executive Directors” above.
Mr. Liang Shouxing (梁守星), aged 43, is currently our chief operating officer, and is responsible for the management of operation system, edge cloud business and certain enterprise cloud business of the Group.
Mr. Liang joined the Group in February 2015. Prior to joining the Group, Mr. Liang once worked at Shanghai Qiniu Information Technology Co., Ltd. (上海七牛信息技術有限公司). Mr. Liang worked at Chuang Sheng Shi Lian Digital Technology (Beijing) Co., Ltd. (創盛視聯數碼科技(北京)有限公司) from January 2012 to April 2014. From June 2008 to September 2011, Mr. Liang worked at ChinaCache International Holdings Ltd. (Nasdaq: CCIH), a public company listed on the Nasdaq.
Mr. Liang received his bachelor’s degree in computer science from Fuzhou University (福州大學) in July 2000.
Mr. Wang Shouhu (王首虎), aged 53, was appointed as our president in December 2021, and is responsible for the overall operation and management of the public service clients of the Group and Camelot Group.
Mr. Wang joined Camelot Group in 2016. Mr. Wang has over 25 years of experience and expertise in enterprise service management and corporate consulting. Prior to joining Camelot Group, he worked at IBM for more than 19 years. During his employment at IBM, he successively served as an associate partner from 2002 to 2005, a partner from 2005 to 2011, a vice president based in Beijing from 2011 to 2014 and a vice president based in New York, the United States from 2014 to 2016. From 1997 to 2002, he worked at PricewaterhouseCoopers before PwC Consulting merged with IBM in 2002.
Mr. Wang received his bachelor’s degree in photoelectronic technology from Huazhong University of Science and Technology (華中科技大學) in July 1991 and master’s degree in optical and quantum electronics from Beijing Institute of Technology (北京理工大學) in February 1994.

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Dr. Liu Tao (劉濤), aged 40, is our senior vice president and is responsible for the operation and management of general internet business system of the Group.
Prior to joining us in July 2015, Dr. Liu served as a data center architect at Baidu, Inc. (Nasdaq: BIDU), a public company listed on the Nasdaq, from July 2009 to July 2015.
Dr. Liu received his bachelor’s degree in communication and information system in June 2004 and PhD degree in June 2009, respectively, from the University of Science and Technology of China (中國科學技術大學).
Mr. Tian Kaiyan (田開顏), aged 44, is currently our vice president and is responsible for operation and management of technology research and development system of the Group.
Mr. Tian is also a director and the general manager of certain subsidiaries of the Company. Prior to joining us in September 2013, Mr. Tian served as the business assistant to the chief executive officer and the strategy director of Kingsoft Group from 2012 to 2013. Prior to joining Kingsoft Group, he worked as a senior game producer at Zynga from January 2012 to August 2012. He was a program manager at Microsoft Corporation (Nasdaq: MSFT), a public company listed on the Nasdaq, from January 2008 to April 2011.
Mr. Tian received his bachelor’s degree in communication engineering in July 2001 and master’s degree in computer science and technology in April 2004, respectively, from Beijing University of Posts and Telecommunications (北京郵電大學).
Mr. Qian Yifeng (錢一峰), aged 37, is our vice president and is responsible for the operation and technology development of certain business verticals of the Group.
Prior to joining us in October 2014, Mr. Qian served as an engineer and an architect at Baidu, Inc. (Nasdaq: BIDU) from July 2010 to November 2014.
Mr. Qian received his bachelor’s degree in computer science from Nanjing University (南京大學) in June 2007 and his master’s degree in computer software and theory from the Institute of Software, Chinese Academy of Sciences (中國科學院軟件研究所) in July 2010.
Disclosure Pursuant to Rule 13.51(2) of the Listing Rules
Save as disclosed in this section, (1) none of the senior management had held any other directorships in any other company listed in Hong Kong or overseas during the three years immediately prior to the Latest Practicable Date, (2) there is no other matter in respect of each of our senior management that is required to be disclosed pursuant to Rules 13.51(2)(a) to (v) of the Listing Rules, and (3) there is no other material matter relating to our senior managers that needs to be brought to the attention of the Shareholders.
Directors’ and Senior Management’s Interests
As of the Latest Practicable Date, none of our Directors or members of our senior management are related to other Directors or members of our senior management of the Company.
As of the Latest Practicable Date, save for the interests in the Shares of the Company held by our Directors which are disclosed in the section headed “Statutory and General Information — C. Further Information about Our Directors, Senior Management and Substantial Shareholders — 3. Disclosure of Interests” in Appendix IV, none of our Directors held any interest in the securities within the meaning of Part XV of the SFO.
JOINT COMPANY SECRETARIES
Ms. Wang Yi (王軼), aged 46, joined our Group in May 2021, as our general counsel and the Board secretary. She was appointed as our joint company secretary in April 2022. Prior to joining our Group, Ms. Wang worked as an executive director within the legal division at Goldman Sachs Services (Asia) Limited

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from May 2014 to May 2021. Prior to that, Ms. Wang practiced law with Latham & Watkins LLP as an associate from September 2013 to May 2014, and with Simpson Thacher & Bartlett LLP as an associate from October 2007 to August 2013. With over 14-year working experience at US law firms and investment bank, Ms. Wang has rich experience in securities offerings, corporate financing and general corporate matters.
Ms. Wang received her bachelor of arts degree majoring in English literature from Kinjo Gakuin University in Japan in March 2000, her master of arts in law from Waseda University in Japan in March 2003, and her Juris Doctor from Duke Law School in the U.S. in December 2006. Ms. Wang was admitted to the New York State bar in November 2008.
Ms. So Ka Man (蘇嘉敏), aged 48, joined our Group and was appointed as one of our joint company secretaries in April 2022. Ms. So is a director of corporate services of Tricor Services Limited and has been providing professional corporate services to Hong Kong listed companies as well as multinational, private and offshore companies. Ms. So is currently the company secretary or joint company secretary of companies listed on the Hong Kong Stock Exchange, namely, Xiaomi Corporation (HKEx: 1810), Kuaishou Technology (HKEx: 1024), China Logistics Property Holdings Co., Ltd (HKEx: 1589), China Yongda Automobiles Services Holdings Limited (HKEx: 3669), and Embry Holdings Limited (HKEx: 1388).
Ms. So received her bachelor’s degree in accountancy from the Hong Kong Polytechnic University in November 1996. Ms. So is a chartered secretary, a chartered governance professional and a fellow of both The Hong Kong Chartered Governance Institute (HKCGI) (formerly known as The Hong Kong Institute of Chartered Secretaries) and The Chartered Governance Institute (CGI) (formerly known as The Institute of Chartered Secretaries and Administrators).
DIRECTORS’ REMUNERATION
For details of the appointment letters that we have entered into with our Directors, see “Statutory and General Information — C. Further Information about our Directors, Senior Management and Substantial Shareholders — 1. Particulars of Directors’ service agreements” in Appendix IV.
The remuneration of the Directors and senior management is paid in the form of fees, basic salaries, housing fund, allowances and benefits in kind, employer’s contributions to a retirement benefit scheme and discretionary bonuses.
The aggregate amount of remuneration (including basic salaries, housing fund, allowances and benefits in kind, employer’s contributions to a retirement benefit scheme, equity-settled share-based payment and discretionary bonuses) expenses for the Directors for the three years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2022, was RMB5.5 million, RMB115.8 million, RMB29.1 million and RMB6.8 million, respectively.
The aggregate amount of remuneration (including basic salaries, housing fund, allowances and benefits in kind, employer’s contributions to a retirement benefit scheme, equity-settled share-based payment, discretionary bonuses and remuneration incurred in respect of accepting office as Director) expenses for the five highest paid individuals of the Group, excluding the Directors, for the three years ended December 31, 2019, 2020 and 2021 and the six months ended June 30, 2022, were RMB35.8 million, RMB39.1 million, RMB28.1 million and RMB29.5 million, respectively.
Further information on the remuneration of the Directors and the five highest paid individuals during the Track Record Period is set out in the Accountants’ Report in Appendix IA to the Listing Document.
Save as disclosed above, no other payments have been paid or are payable in respect of the Track Record Period to the Directors by our Group.
During the Track Record Period, no remuneration was paid to the Directors and the five highest paid individuals of the Group as an inducement to join or upon joining the Group. No compensation was paid to or receivable by any Director or any of the five highest paid individuals during the Track Record Period for the

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loss of any office in connection with the management of the affairs of any member of the Group. None of the Directors waived any emoluments during the Track Record Period.
EQUITY INCENTIVE PLANS
During the Track Record Period, we have adopted the 2013 Share Option Scheme, the 2013 Share Award Scheme and the 2021 Share Incentive Plan. The principal terms of these equity incentive plans are summarized in the paragraph headed “Statutory and General Information — D. Equity Incentive Plans”in Appendix IV.
CORPORATE GOVERNANCE
We have established the following committees in our Board of Directors: an Audit Committee, a Compensation Committee and a nominating and corporate governance committee. We plan to spilt up the current nominating and corporate governance committee of the Board and establish a separate Nomination Committee and a Corporate Governance Committee, respectively, effective upon the Listing. The committees operate and will operate in accordance with the terms of reference established and to be established by our Board. In addition, we have also been engaging in and will continue setting up a series of cross-department panels (the “Management Panels”) to ensure there is sufficient oversight over each key management aspects of the Group’s operations.
Audit Committee
Our Audit Committee is in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code as set out in Appendix 14 to the Listing Rules (with effect from Listing). The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of the Company. The primary duties of the Audit Committee are, among other things:
(a)
to review and recommend to the Board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

(b)
to approve the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

(c)
to evaluate the independent auditor’s qualifications, performance and independence;

(d)
to review with the independent registered public accounting firm any audit problems or difficulties and management’s response;

(e)
to discuss with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing;

(f)
to review and approve all proposed related party transactions;

(g)
to review and recommend the financial statements for inclusion within our quarterly earnings releases and to our Board for inclusion in our annual reports;

(h)
to discuss the annual audited financial statements with management and the independent registered public accounting firm;

(i)
to periodically review and reassess the adequacy of the committee charter;

(j)
to approve annual audit plans, and undertake an annual performance evaluation of the internal audit function;

(k)
to meet separately and periodically with management and the independent registered public accounting firm;

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(l)
to monitor compliance with our code of business conduct and ethics, and reporting such compliance to the Board; and

(m)
to report regularly to the Board.

Our Audit Committee comprises three members, namely Mr. Yu Mingto, Ms. Qu Jingyuan, and Mr. Wang Hang. The chairman of the Audit Committee upon the Listing will be Mr. Yu Mingto, who is an independent non-executive Director with the appropriate accounting and related financial management expertise as required under Rules 3.10(2) and 3.21 of the Listing Rules. We have also determined that each of Mr. Yu Mingto, Ms. Qu Jingyuan, and Mr. Wang Hang satisfies the requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meets the independence standards under Rule 10A-3 under the U.S. Exchange Act.
Compensation Committee
Our Compensation Committee is in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code as set out in Appendix 14 to the Listing Rules (with effect from the Listing). The Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The primary duties of the Compensation Committee are, among other things:
(a)
to oversee the development and implementation of compensation programs in consultation with our management;

(b)
to review and approve, or recommend to the Board for its approval, the compensation for our executive officers;

(c)
to review periodically and approve any incentive compensation or equity plans, programs or other similar arrangements;

(d)
to periodically review and reassess the adequacy of the committee charter;

(e)
to select compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

(f)
to report regularly to the Board.

Upon Listing, our Compensation Committee comprises three members, namely Ms. Qu Jingyuan, Mr. Lei Jun and Mr. Yu Mingto. The chairlady of the Compensation Committee upon the Listing will be Ms. Qu Jingyuan.
Nomination Committee
The Nomination Committee is expected to be spilt up from the current nominating and corporate governance committee of the Board effective upon the Listing. The Nomination Committee is expected to be in compliance with the requirements in respect of nomination committees in the Corporate Governance Code set out in Appendix 14 to the Listing Rules.
The Nomination Committee assists the Board in selecting individuals qualified to become our directors and in determining the composition of the Board and its committees. The primary duties of the Nomination Committee, which shall be effective upon the Listing, are among other things:
(a)
to recommend nominees to the Board for election or re-election to the Board, or for appointment to fill any vacancy on the Board;

(b)
to review and evaluate the size, composition, function and duties of the Board consistent with its needs;

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(c)
to review candidates’ qualifications for membership on the board or a committee of the Board based on the criteria approved by the Board;

(d)
to make recommendations to the Board as to determinations of director independence;

(e)
to review and approve compensation (including equity-based compensation) for the Directors;

(f)
to periodically review and reassess the adequacy of the committee charters; and

(g)
to evaluate the performance and effectiveness of the Board as a whole.

Upon the Listing, the Nomination Committee will consist of Mr. Lei Jun, Ms. Qu Jingyuan, Mr. Yu Mingto and Mr. Wang Hang. The chairman of the Nomination Committee upon the Listing will be Mr. Lei Jun.
Corporate Governance Committee
The Corporate Governance Committee is to be spilt up from the current nominating and corporate governance committee of the Board effective upon the Listing. The Corporate Governance Committee is expected to assist the Board to exercise its business judgment to act in what they reasonably believe to be in the best interests of the Company and the Shareholders, and also to ensure the compliance with the requirements under the Corporate Governance Code set out in Appendix 14 to the Listing Rules.
The primary duties of the Corporate Governance Committee, which shall be effective upon the Listing, are among other things:
(a)
to develop and review the Company’s policies and practices on corporate governance and make recommendations to the Board;

(b)
to review and monitor the training and continuous professional development of Directors and our senior management;

(c)
to review and monitor the Company’s policies and practices on compliance with the applicable legal and regulatory requirements;

(d)
to develop, review and monitor the code of conduct and compliance manual applicable to employees and directors;

(e)
to review the Company’s compliance with the Corporate Governance Code;

(f)
to review and monitor the Company’s actions in furtherance of its ESG responsibilities and monitor its performance in ESG related matters;

(g)
to review and monitor the Company’s policies and practices on the management of data security and the compliance with the applicable legal and regulatory requirements;

(h)
to review and monitor whether the Company is operated and managed for the benefit of all of the Shareholders;

(i)
to seek to ensure effective and ongoing communication between the Company and the Shareholders; and

(j)
to report on the work of the Corporate Governance Committee on an annual basis.

Upon the Listing, the Corporate Governance Committee will consist of four members, namely Mr. Zou Tao, Mr. He Haijian, Dr. Ye Hangjun and Ms. Qu Jingyuan. The chairman of the Corporate Governance Committee upon the Listing will be Mr. Zou Tao.

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Management Panels
The Company has been engaging in and plans to continue setting up a series of cross-department Management Panels to ensure there is sufficient oversight over each key management aspects of the Group’s operations. It is expected that the Management Panels include sales management panel, technology & products panel, solutions management panel, deployment management panel and organization development panel. The Management Panels could provide specialized insights in respect of key fields of the Group’s operation to the core management team of the Group. Depending on the needs and features of each management aspect, the Management Panels will monitor and identify market and regulatory developments and operational issues, compile data analytics, formulate strategic plans and implementation steps, and will develop key performance indicators and training framework to help to ensure continuous development of the Group’s competitiveness. In each case, the Management Panels will report progress and review results to the Chief Executive Officer and the Board for consideration, review, approval and endorsement.
COMPLIANCE ADVISER
We have appointed Guotai Junan Capital Limited as our Compliance Adviser pursuant to Rules 3A.19 of the Listing Rules. The Compliance Adviser will provide us with guidance and advice as to compliance with the requirements under the Listing Rules and applicable Hong Kong laws. Pursuant to Rules 3A.23 of the Listing Rules, the Compliance Adviser will advise the Company, among others, in the following circumstances:
(a)
before the publication of any regulatory announcement, circular, or financial report;

(b)
where a transaction, which might be a notifiable or connected transaction, is contemplated, including share issues and share repurchases;

(c)
where the business activities, development or results of the Company deviate from any forecast, estimate or other information in the Listing Document; and

(d)
where the Stock Exchange makes an inquiry to the Company regarding unusual movements in the price or trading volume of its listed securities or any other matters in accordance with Rule 13.10 of the Listing Rules.

CORPORATE GOVERNANCE CODE
We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of our Shareholders. In order to accomplish this, save as disclosed below, we expect to comply with the Corporate Governance Code set out in Appendix 14 of the Listing Rules after the Listing.
BOARD DIVERSITY POLICY
We are committed to promoting the culture of diversity in the Company. We have strived to promote diversity to the extent practicable by taking into consideration a number of factors in our corporate governance structure.
We have adopted a board diversity policy (the “Board Diversity Policy”) which sets out the approach to achieve and maintain diversity in the Board. Pursuant to the Board Diversity Policy, selection of Director candidates will be based on a range of diversity perspectives, including but not limited to gender, age, cultural and educational background, industry experience, technical capabilities, professional qualifications and skills, knowledge, length of service and other related factors. We will also consider our own business model and special needs. The ultimate selection of Director candidates will be based on merits of the candidates and contribution that the candidates will bring to the Board.
The Board currently consists of one female Director and six male Directors with a balanced mix of knowledge and skills, including but not limited to overall management and strategic development, finance, accounting and risk management. After the Listing, we will strive to keep gender balance of the Board through

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measures implemented by the Nomination Committee in accordance with our Board Diversity Policy. In particular, we will keep identifying and selecting female individuals with a diverse range of skills, experience and knowledge in different fields who are suitably qualified to become our Board members and maintain at least one female Director in our Board.
Going forward and with a view to developing a pipeline of potential successors to our Board that may meet the board diversity requirements as set out above, we will (i) continue to make appointments based on merits with reference to board diversity as a whole; (ii) take steps to promote gender diversity at all levels of our Group by recruiting staff of different genders; (iii) consider the possibility of nominating female management staff who has the necessary skills and experience to our Board; and (iv) provide career development opportunities and more resources in training female staff with the aim of promoting them to the senior management or the Board so that we will have a pipeline of female senior management and potential successors to our Board in a few years’ time. Our Directors will exercise fiduciary duties in the process, acting in the best interests of our Company and the Shareholders as a whole when making the relevant appointments.
Upon the Listing, the Nomination Committee will be responsible for the implementation of the Board Diversity Policy. The Nomination Committee will review our Board Diversity Policy from time to time to ensure its continued effectiveness, and will also include in successive annual reports a summary of the Board Diversity Policy, including any measurable objectives set for implementing the Board Diversity Policy and the progress on achieving these objectives.
DISCLOSURE UNDER RULE 8.10 OF THE LISTING RULES
Mr. Lei Jun is a renowned entrepreneur in China. As of the Latest Practicable Date, apart from his interests and directorships in the Company and Kingsoft Corporation, Mr. Lei Jun also holds directorships and equity interests in Xiaomi and its various subsidiaries, associate and affiliated companies. As Xiaomi and its relevant various subsidiaries, associate and affiliated companies mainly operate as separate businesses and have their own separate shareholder bases, Mr. Lei Jun has no current intention to inject any of these interests into our Company.
Mr. Lei Jun is also a founding partner of Shunwei Capital (“Shunwei”), which operates investment funds specializing in start-ups, early to mid-stage and growth capital investments in internet and technology industries. While Shunwei may acquire non-controlling interests in certain business that operate in cloud services sectors similar to those in which our Group operates, Shunwei is a pure financial investor, and generally has no management or shareholding control over its investee companies. We therefore do not believe that Shunwei competes in any material way with our Group. In addition to the minority investments held by Shunwei, as a renowned angel investor in China, Mr. Lei Jun also personally holds a number of minority interests in private companies in a variety of sectors, none of which, to the best of Mr. Lei Jun’s knowledge, materially compete with our Group.
Each of the Directors confirms that as of the Latest Practicable Date, saved as disclosed in the Listing Document, he/she did not have any interest in a business which materially competes or is likely to compete, directly or indirectly, with our business, and requires disclosure under Rule 8.10 of the Listing Rules.